Exhibit 99.1

AMERICAS
SILVER CORPORATION

Notice of Special Shareholder Meeting

Toronto, ON | January 9, 2019

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
OF AMERICAS SILVER CORPORATION (the “Company”)
TO BE HELD ON
January 9, 2019
Notice is hereby given that the special meeting (the “Meeting”) of shareholders (“Shareholders”) of Americas Silver Corporation (“Americas Silver” or the “Company”) will be held at 10:00 a.m. (Toronto time) on January 9, 2019 at the offices of Blake, Cassels & Graydon LLP, 199 Bay Street Commerce Court West, Suite 4000, Toronto, Ontario M5L 1A9, for the following purposes:
1.
to consider, and, if deemed appropriate, to pass, with or without variation, a special resolution (the “Charter Amendment Resolution”), the full text of which is set forth in Appendix “A” to the accompanying Management Proxy Circular dated December 4, 2018 (the “Circular”), to amend the articles of incorporation of Americas Silver (as amended) (the “Americas Silver Articles”) to create a new class of non-voting preferred shares in the capital of Americas Silver to be issued in connection with the Transaction (as defined below), the terms of which are attached as Appendix “B” to this Circular;

2.
to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution (the “Issuance Resolution” and, together with the Charter Amendment Resolution, the “Americas Silver Resolutions”), the full text of which is set forth in Appendix “A” to the Circular, to ratify and approve the plan of merger (the “Transaction”), set forth in an agreement and plan of merger dated as of September 28, 2018 (the “Merger Agreement”); and

3.	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.
Specific details of the matters to be put before the Meeting are set forth in the accompanying Circular.
The Board of Directors of Americas Silver (the “Board”) unanimously recommends that Shareholders vote FOR each of the Charter Amendment Resolution and the Issuance Resolution. The Transaction cannot be completed unless both the Charter Amendment Resolution and the Issuance Resolution are duly approved by Shareholders at the Meeting.
Shareholders will be entitled to one vote at the Meeting for each common share of the Company (an “Americas Silver Common Share”) held as of the close of business on November 30, 2018, which is the record date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting.
The Charter Amendment Resolution is a special resolution and must be approved by at least 66 2/3% of the votes cast by Shareholders present in person or represented by proxy at the Meeting. The Issuance Resolution is an ordinary resolution and must be approved by a simple majority (50% plus one) of the votes cast by Shareholders present in person or represented by proxy at the Meeting.
Please review the Circular carefully and in full prior to voting, as the Circular has been prepared to help you make an informed decision on the matters to be acted upon. The Circular is available on the Company’s website at https://www.americassilvercorp.com/investors/shareholder-meeting-documents/, under the Company’s SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov/edgar.

Registered Shareholders (i.e., Shareholders who hold a physical certificate representing the Americas Silver Common Shares in their name or whose shares are recorded electronically in the share registry maintained by our registrar and transfer agent) may attend the Meeting in person or may be represented thereat by proxy. If you are a registered Shareholder and are unable to attend the Meeting in person, please exercise your right to vote by dating, signing and returning the accompanying form of proxy to Computershare Investor Services Inc. (“Computershare”), the Company’s registrar and transfer agent. To be valid, completed proxies must be deposited with Computershare: (i) by mail using the enclosed return envelope or one addressed to Computershare at 100 University Avenue, 8th Floor North Tower Toronto, Ontario M5J 2Y1 Attn: Proxy Unit; (ii) by hand delivery to Computershare at 100 University Avenue, 8th Floor North Tower Toronto, Ontario M5J 2Y1 Attn: Proxy Unit; or (iii) by facsimile to 1-866-249-7775 (Canada and U.S.) or 1-416-263-9524 (International). Registered Shareholders may also, rather than returning the enclosed form of proxy by mail or hand delivery, elect to submit a proxy by use of telephone by calling 1-866-732-VOTE (8683), or over the internet by going to the website indicated on the proxy form and following the instructions on the screen. Those registered Shareholders electing to vote by telephone require a touch-tone telephone to transmit their voting preferences and registered Shareholders electing to vote by telephone or via the internet must follow the instructions included in the enclosed form of proxy. Registered Shareholders are encouraged to vote using the internet, telephone or fax numbers provided in the Circular to ensure their vote is received prior to the voting cut off at 10:00 a.m. (Toronto time) on January 7, 2019 or, if the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays) before the beginning of any adjournment or postponement of the Meeting.
In the event of a postal disruption as a result of a Canada Post labor disruption or other cause, please access the Circular as noted above and see “General Proxy Information – Voting by Registered Shareholders" starting on page of the Circular and "General Proxy Information – Voting by Non-Registered Shareholders" starting on page for information on how to obtain and submit a form of proxy or voting instruction form, as applicable.
Your proxy must be received in each case no later than 10:00 a.m. (Toronto time) on January 7, 2019 or, if the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays) before the beginning of any adjournment or postponement of the Meeting. Notwithstanding the foregoing, the Chair of the Meeting will have the discretion to accept proxies received after such deadline. If you are unable to attend the Meeting, we encourage you to submit the enclosed form of proxy as soon as possible. If a Shareholder receives more than one form of proxy because such holder owns Americas Silver Common Shares registered in different names or addresses, each form of proxy should be completed and returned.
It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote FOR each of the Charter Amendment Resolution and the Issuance Resolution.
A proxyholder has discretion under the accompanying form of proxy in respect of amendments or variations to matters identified in this Notice of Meeting and with respect to other matters which may properly come before the Meeting, or any adjournment or postponement thereof. As of the date hereof, management of Americas Silver knows of no amendments, variations or other matters to come before the Meeting other than the matters set forth in this Notice of Meeting.

If you are a non-registered Shareholder and have received these materials from your broker or another intermediary, please complete and return the voting instruction form or other authorization form provided to you by your broker or intermediary in accordance with the instructions provided. Failure to do so may result in your Americas Silver Common Shares not being eligible to be voted at the Meeting.
Dated at Toronto, Ontario as of December 4, 2018.
BY ORDER OF THE BOARD OF DIRECTORS

Signed:	“Darren Blasutti”
Darren Blasutti
President and Chief Executive Officer

Management Information Circular Summary

This summary highlights information contained elsewhere in this Circular. It does not contain all of the information that you should consider.

Please read the entire Circular carefully before voting.

Voting Recommendations

Proposal	Board Recommendation
The Charter Amendment Resolution	FOR
The Issuance Resolution	FOR

Record Date

You are entitled to vote at the meeting if you were a holder of common shares at the close of business on November 30th, 2018.

Vote Deadline

To make sure that your vote is counted, please ensure your vote is received by 10:00 am (Toronto time) on January 7th, 2019.

Attending the Special Meeting

If you plan to attend the Meeting, please follow the instructions starting on page 3 (registered shareholders) and 5 (non-registered shareholders) of this Circular.

The Transaction:

✓ Will provide Americas Silver with a diversified portfolio of precious metals assets in the Americas.

✓ Will strengthen Americas Silver's financial position.

✓ Will enhance Americas Silver's capital markets profile.

Meeting Information

Date: January 9, 2019

Time: 10:00 a.m. (EDT)

How you can vote

Your vote is important. To ensure that your shares will be represented and voted at the meeting, please submit your vote as soon as possible by one of the following methods:

Internet
You will need to have your proxy form or voting instruction form in hand. Go to the web-site listed on the form that you received and follow the instructions on the screen.

Telephone
You will need to have your proxy form or voting instruction form in hand. Dial the phone number listed on the form that you received and follow the voting prompts.

Mail
Complete your proxy form or voting instruction form and return using the enclosed postage-paid envelope.

americassilvercorp.com

AMERICAS SILVER CORPORATION

SPECIAL MEETING OF SHAREHOLDERS
MANAGEMENT INFORMATION CIRCULAR
AND
PROXY STATEMENT
TABLE OF CONTENTS
GENERAL PROXY INFORMATION	1

GENERAL QUESTIONS AND ANSWERS FOR SHAREHOLDERS	5

FORWARD-LOOKING STATEMENTS	15

GLOSSARY OF TERMS	17

SUMMARY	22

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES	33

CURRENCY EXCHANGE RATE INFORMATION	33

BUSINESS OF THE MEETING	34

THE TRANSACTION	35

PROCEDURE FOR THE TRANSACTION TO BECOME EFFECTIVE	72

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	76

RISK FACTORS	76

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS	90

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	90

AUDITOR	90

INTERESTS OF EXPERTS	90

INFORMATION CONCERNING AMERICAS SILVER	91

INFORMATION CONCERNING PERSHING GOLD	91

INFORMATION CONCERNING AMERICAS SILVER FOLLOWING COMPLETION OF THE TRANSACTION	91

ADDITIONAL INFORMATION	91

BOARD APPROVAL	92

APPENDIX “A” AMERICAS SILVER RESOLUTIONS	A-1

APPENDIX “B” AMERICAS SILVER PREFERRED SHARE TERMS	B-1

APPENDIX “C” AMERICAS SILVER FAIRNESS OPINION	C-1

APPENDIX “D” INFORMATION CONCERNING AMERICAS SILVER	D-1

APPENDIX “E” INFORMATION CONCERNING PERSHING GOLD	E-1

APPENDIX “F” INFORMATION CONCERNING AMERICAS SILVER FOLOWING COMPLETION OF THE TRANSACTION	F-1

APPENDIX “G” UNAUDITED PRO FORMA FINANCIAL STATEMENTS	G-1

APPENDIX “H” MERGER AGREEMENT	H-1

MANAGEMENT PROXY CIRCULAR
DATED DECEMBER 4, 2018
GENERAL PROXY INFORMATION
This Management Proxy Circular (this “Circular”) is provided in connection with the solicitation of proxies by the management of Americas Silver Corporation (“Americas Silver” or the “Company”) for use at the Company’s special meeting (the “Meeting”) of holders (“Shareholders”) of common shares (“Americas Silver Common Shares”) to be held on January 9, 2019 at the time and place and for the purposes set forth in the accompanying notice of meeting (the “Notice of Meeting”).
References in this Circular to the Meeting include any adjournment or postponement thereof. While it is expected that the solicitation will be made by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company. The Company has retained Shorecrest Group Ltd. (“Shorecrest”) to solicit proxies. Assuming the Transaction (as defined below) is completed, the Company will pay Shorecrest aggregate fees of approximately C$35,000 plus a per-call fee for retail shareholder calls, and Shorecrest will be reimbursed for reasonable out-of-pocket expenses.  Americas Silver may utilize the Broadridge QuickVoteTM service to assist non-objecting beneficial owners with voting their Americas Silver Common Shares. Shorecrest may contact non-objecting beneficial owners directly by phone in order to conveniently obtain a vote in respect of their Americas Silver Common Shares.
The Record Date for the Meeting is November 30, 2018. The Record Date is the date for the determination of Shareholders entitled to receive notice of, and to vote at, the Meeting. Duly completed and executed proxies must be received by the Company’s transfer agent at the address indicated on the enclosed envelope no later than 10:00 a.m. (Toronto time) on January 7, 2019, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the beginning of any adjourned or postponed Meeting (the “Proxy Deposit Date”). Notwithstanding the foregoing, the Chair of the Meeting will have the discretion to accept proxies received after the Proxy Deposit Date.
Two Shareholders entitled to vote at the Meeting, whether present in person or represented by proxy, and holding not less than 10% of the total number of outstanding Americas Silver Common Shares will constitute a quorum for the transaction of business at the Meeting.
Unless otherwise stated, the information contained in this Circular is as at December 4, 2018.
Unless otherwise indicated, all references in this Circular to “dollar” or the use of the symbol “$” are to the U.S. dollars and all references to “C$” are to the Canadian dollar.
Voting by Registered Shareholders
Appointment of Proxies
The persons named in the enclosed instrument of proxy are officers and/or directors of the Company. A registered Shareholder has the right to appoint a person other than the persons specified in the enclosed instrument of proxy to attend and vote on behalf of such Shareholder at the Meeting. Such right may be exercised by inserting such person’s name in the blank space provided in the enclosed form of proxy or by completing another form of proxy.

A registered Shareholder appointing a proxy holder may indicate the manner in which the appointed proxy holder can vote with respect to any specific item by checking the space opposite the item on the proxy. If the Shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item should be left blank. The Americas Silver Common Shares represented by the proxy submitted by a Shareholder will be voted or withheld from voting in accordance with the directions, if any, given in the proxy.
Voting Americas Silver Common Shares by Proxy
Registered Shareholders at the close of business on the Record Date may vote their Americas Silver Common Shares as follows:
By Mail:
Complete the form of proxy and return it in the envelope provided. If you return your proxy by mail you can appoint another person, who need not be a Shareholder, to represent you at the Meeting by inserting such person’s name in the blank space provided in the form of proxy. Complete your voting instructions and date, sign and return the form.

In Person:	Complete the form of proxy and hand deliver it to Computershare at 100 University Avenue, 8th Floor North Tower Toronto, Ontario M5J 2Y1 Attn: Proxy Unit.

By Facsimile:
Complete the form of proxy and return it by facsimile to 1-866-249-7775 (Canada and U.S.) or 1-416-263-9524 (International). If you return your proxy by facsimile you can appoint another person, who need not be a Shareholder, to represent you at the Meeting by inserting such person’s name in the blank space provided in the form of proxy. Complete your voting instructions and date, sign and return the form.

By Telephone:	Call 1-866-732-VOTE (8683).

Online:
Go to the website indicated on the proxy form and follow the instructions on the screen. If you return your proxy via the internet, you can appoint another person, who need not be a Shareholder, to represent you at the Meeting by inserting such person’s name in the blank space provided. Complete your voting instructions and submit your vote.

In the event that a registered Shareholder does not receive physical delivery of the form of proxy by mail due to a postal disruption as a result of a Canada Post labor disruption or any other cause, the form of proxy for use by registered Shareholders is also available on Americas Silver’s corporate website at https://www.americassilvercorp.com/investors/shareholder-meeting-documents/. In the event of a postal disruption, registered Shareholders are encouraged to complete the form of proxy and return it to Computershare Investor Services Inc. by courier or facsimile by the Proxy Deposit Date.

Deadline for Receipt of Proxies
All duly completed and executed forms of proxy must be received, via mail, facsimile or internet, by the Proxy Deposit Date. Notwithstanding the foregoing, the Chair of the Meeting has the sole discretion to accept proxies received after such deadline but is under no obligation to do so. A registered Shareholder attending the Meeting has the right to vote in person and if he does so, his proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment or postponement thereof.
Revocation of Proxies
A proxy submitted pursuant to this solicitation may be revoked in any manner permitted by law and by written notice, signed by the Shareholder or by the Shareholder’s attorney authorized in writing (or, if the Shareholder is a corporation, by a duly authorized officer or attorney), and deposited with the Company’s transfer agent, Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment or postponement thereof, at which the proxy is to be used.
A proxy submitted pursuant to this solicitation may also be revoked prior to the commencement of voting by attending the Meeting in person and registering with the scrutineers as a registered Shareholder personally present. The revocation of a proxy does not affect any matter on which a vote has been taken before the revocation.
Exercise of Discretion by Proxies
The persons named in the enclosed form of proxy will vote the Americas Silver Common Shares in respect of which they are appointed in accordance with the direction of the Shareholders appointing them. In the absence of such direction, the relevant Americas Silver Common Shares will be voted FOR the passing of each of the resolutions described below.
The enclosed form of proxy confers discretionary authority on the persons named in the proxy with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this Circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if amendments or variations to any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.
Voting by Non-Registered Shareholders
Only registered Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. Most Shareholders are “non‐registered” Shareholders because the Americas Silver Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Americas Silver Common Shares. Americas Silver Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the non-registered Shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting Americas Silver Common Shares for the broker’s clients. Therefore, non-registered Shareholders should ensure that instructions respecting the voting of their Americas Silver Common Shares are communicated to the appropriate person or that the Americas Silver Common Shares are duly registered in their name.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from non-registered Shareholders in advance of Shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return and voting instructions to clients, which should be carefully followed by non-registered Shareholders in order to ensure that their Americas Silver Common Shares are voted at the Meeting. Americas Silver Common Shares beneficially owned by a non‐registered Shareholder are registered either:
i.
in the name of an intermediary (“Intermediary”) that the non‐registered Shareholder deals with in respect of the Americas Silver Common Shares (Intermediaries include, amongst others, banks, trust companies, securities dealers or brokers, and trustees or administrators of self‐administered RRSPs, RRIFs, RESPs and similar plans); or

ii.
in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. in Canada or The Depository Trust & Clearing Corporation in the United States) of which the Intermediary is a participant.

In accordance with applicable securities law requirements, the Company will distribute copies of the Notice of Meeting and the form of proxy in the case of certain non-registered Shareholders to the clearing agencies and Intermediaries for distribution to non‐registered Shareholders.
Intermediaries are required to forward the applicable proxy-related materials to non‐registered Shareholders unless a non‐registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the proxy-related materials to non‐registered Shareholders. Generally, non‐registered Shareholders who have not waived the right to receive proxy-related materials will either:
i.
be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the non‐registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre‐printed form; or

ii.
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Americas Silver Common Shares beneficially owned by the non‐registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the non‐registered Shareholder when submitting the proxy. In this case, the non‐registered Shareholder who wishes to submit a proxy should carefully follow the instructions of their Intermediary, including those regarding when and where the completed proxy is to be delivered.

Americas Silver may utilize the Broadridge QuickVoteTM service to assist non-objecting beneficial owners with voting their Americas Silver Common Shares. Shorecrest may contact non-objecting beneficial owners directly by phone in order to conveniently obtain a vote in respect of their Americas Silver Common Shares.  Non-registered Shareholders who do not receive physical delivery of their voting instruction form and control number by mail due to a postal disruption as a result of a Canada Post labor disruption or other cause may obtain their control number by contacting their broker, financial institution, nominee or other intermediary that holds their Americas Silver Common Shares.

In either case, the purpose of these procedures is to permit non‐registered Shareholders to direct the voting of the Americas Silver Common Shares that they beneficially own. Since only registered Shareholders and their proxies may attend and vote at the Meeting, if a non-registered Shareholder attends the Meeting the Company will have no record of the non-registered Shareholder’s shareholding or of his, her or its entitlement to vote unless the non-registered Shareholder’s nominee has appointed the non-registered Shareholder as proxyholder. Therefore, a non‐registered Shareholder who receives one of the above forms and wishes to vote at the Meeting in person (or have another person attend and vote on behalf of the non‐registered Shareholder) should strike out the names of the persons listed and insert the non‐registered Shareholder’s or such other person’s name in the blank space provided. In either case, non‐registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.
A non-registered Shareholder who has submitted a proxy may revoke it by contacting the Intermediary through which the non-registered Shareholder’s Americas Silver Common Shares are held and following the instructions of the Intermediary respecting the revocation of proxies.
In all cases it is important that the voting instruction form or form of proxy be received by the Intermediary or its agent sufficiently in advance of the deadline set forth in the Notice of Meeting to enable the Intermediary or its agent to provide voting instructions on your behalf before the deadline.
Voting Shares and Principal Holders Thereof
On December 21, 2016, in connection with its listing on the NYSE American, the Company filed articles of amendment to complete an approved share consolidation of the issued and outstanding Americas Silver Common Shares on the basis of twelve pre-consolidated Americas Silver Common Shares for one post-consolidated Americas Silver Common Share (the “Share Consolidation”). All information in this Circular relating to the number of issued and outstanding Americas Silver Common Shares, options, warrants, deferred share units, restricted share units and related per share amounts in this Circular have been adjusted retrospectively, as applicable, to reflect the Share Consolidation.
As of the close of business on the Record Date, there were 43,402,434 Americas Silver Common Shares issued and outstanding. Each Americas Silver Common Share carries the right to one vote on all matters to be acted on at the Meeting.
To the knowledge of the directors and executive officers of the Company, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over, securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company.
GENERAL QUESTIONS AND ANSWERS FOR SHAREHOLDERS
All capitalized terms used in this “General Questions and Answers for Shareholders” but not otherwise defined herein have the meanings set forth under “Glossary of Terms”.
In the following questions and answers, selected information from this Circular is highlighted but not all of the information that may be important to you regarding the Transaction as contemplated by the Merger Agreement is included below. To better understand the Transaction as contemplated by the Merger Agreement, and for a complete description of its legal terms, you should carefully read the full text of the Merger Agreement, a copy of which is attached as Appendix “H”, and this entire Circular, including the appendices and the documents incorporated by reference. All summaries of, and references to, the Merger Agreement in this Circular are qualified in their entirety by reference to the complete text of the Merger Agreement.

All references in this Circular to “Americas Silver” or the “Company” refer to Americas Silver Corporation, a corporation existing under the Canada Business Corporations Act (the “CBCA”); all references in this Circular to “Pershing Gold” refer to Pershing Gold Corporation, a Nevada corporation; all references in this Circular to “Merger Sub” refer to R Merger Sub, Inc., a Nevada corporation and a wholly-owned subsidiary of Americas Silver; all references to the “Merger Agreement” refer to the agreement and plan of merger, dated as of September 28, 2018, by and among Americas Silver, Merger Sub and Pershing Gold, as it may be amended from time to time; and all references to the “Transaction” refer to the transactions contemplated by the Merger Agreement. Throughout this Circular, Americas Silver’s common shares, no par value, are referred to as “Americas Silver Common Shares”; Americas Silver’s Class A non-voting preferred shares to be created in connection with the Transaction are referred to as “Americas Silver Preferred Shares”; shares of Pershing Gold Common Stock, par value $0.0001 per share, are referred to as shares of “Pershing Gold Common Stock”, shares of Pershing Gold convertible preferred stock, Series E, are referred to as shares of “Series E Preferred Stock”, holders of Pershing Gold Common Stock and Series E Preferred Stock are referred to as “Pershing Gold Stockholders”, and holders of Americas Silver Common Shares and Americas Silver Preferred Shares are referred to as “Shareholders”.

Q:	Why am I receiving this Circular?
A:
Americas Silver and Pershing Gold have agreed to complete the Transaction under the terms of the Merger Agreement that is described in this Circular. See “The Transaction – The Merger Agreement” beginning on page of this Circular. A copy of the Merger Agreement is attached as Appendix “H” and is available under Americas Silver’s SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov/edgar. In order to complete the Transaction, Shareholders must approve each of the Charter Amendment Resolution and the Issuance Resolution in the manner described in this Circular, and all other conditions to the Transaction must be satisfied or waived (to the extent permissible). Americas Silver is holding the Meeting to obtain these approvals and a special meeting of Pershing Gold Stockholders will also be held to obtain certain approvals necessary to complete the Transaction.

You are receiving this Circular because you have been identified as a Shareholder as of the close of business on November 30, 2018, the record date for the determination of Shareholders entitled to notice of the Meeting (the “Record Date”). This Circular contains important information about the Transaction and the Meeting. You should read this Circular and the information contained in this Circular, including its appendices carefully.
Americas Silver encourages you to vote as soon as possible. The enclosed voting materials allow you to vote your Americas Silver Common Shares without attending the Meeting. For more specific information on how to vote, see the questions and answers for Shareholders below.

Q:	What will happen in the Transaction?
A:
If the Shareholder approvals for each of the Charter Amendment Resolution and the Issuance Resolution, as described in this Circular, are obtained and all other conditions to the Transaction have been satisfied (or, to the extent permissible, waived), Merger Sub will merge with and into Pershing Gold, upon the terms and subject to the conditions set forth in the Merger Agreement and Americas Silver will issue Americas Silver Common Shares in exchange for all of the issued and outstanding shares of Pershing Gold Common Stock and holders of Series E Preferred Stock will receive, in exchange for their shares of Series E Preferred Stock, either Americas Silver Common Shares or Americas Silver Preferred Shares in accordance with their election.  Upon the completion of the Transaction, the Pershing Gold Stockholders will become Shareholders, the separate corporate existence of Merger Sub will cease, and Pershing Gold will continue as the surviving corporation in the merger, succeed to and assume all the rights and obligations of Merger Sub and be a wholly-owned subsidiary of Americas Silver.

Q:	Why are the two companies proposing to complete the Transaction?
A:
The boards of directors of Americas Silver and Pershing Gold considered a number of factors in approving the Merger Agreement. Among them, the Board considered that the Transaction will provide Americas Silver with a diversified portfolio of precious metal assets in the Americas and is expected to increase the growth and scale of Americas Silver’s production profile, will strengthen Americas Silver’s financial position and will enhance Americas Silver’s capital markets profile (including by improving the liquidity of Americas Silver Common Shares). Pershing Gold’s board of directors considered the relative financial conditions, results of operations and prospects for growth of Americas Silver, the respective operational and liquidity challenges and competitive strengths of Pershing Gold and Americas Silver, Americas Silver’s production profile, which includes two operating mines, its resource base, and the premium offered to Pershing Gold Stockholders. See “The Transaction - Recommendation of the Board” on page 46.

Q:	What is the value of the Transaction consideration?
A:
The Americas Silver Common Shares are traded on the Toronto Stock Exchange (the “TSX”) and the NYSE American LLC (the “NYSE American”). Because Americas Silver will issue a fixed number of Americas Silver Common Shares in exchange for each share of Pershing Gold Common Stock (and, at the election of the holder, for each share of Series E Preferred Stock), the value of the Transaction consideration that holders of Pershing Gold Common Stock (and, at the election of the holder, certain holders of Series E Preferred Stock) will receive will depend on the price per share of Americas Silver Common Shares at the time the Transaction is completed. That price will not be known at the time of the Meeting and may be less or more than the current price or the price at the time of the Meeting. Based on the closing price of an Americas Silver Common Share on the NYSE American of $1.33 on November 30, 2018, which may be more or less than the price at the closing date of the Transaction, the consideration per share of Pershing Gold Common Stock is $0.95, and the consideration per share of Series E Preferred Stock is $613.71.  Based on the closing price of Americas Silver Common Shares on the NYSE American on September 28, 2018, the trading day preceding the announcement that Americas Silver and Pershing Gold had entered into the Merger Agreement, this implies a value of $1.69 per share of Pershing Gold Common Stock, representing a 39% premium to Pershing Gold’s closing price on The NASDAQ Stock Market (“NASDAQ”) on September 28, 2018 and a 39% premium based on the volume weighted average prices of Americas Silver and Pershing Gold on the NYSE American and NASDAQ, respectively, for the 10-day period ending on September 28, 2018.

Q:	What will the holders of Pershing Gold Options receive in the Transaction?
A:
If the Transaction is approved, options to purchase shares of Pershing Gold Common Stock (“Pershing Gold Options”) will be cancelled at the effective time of the merger (the “Effective Time”) and converted into the right to receive that number of Americas Silver Common Shares that they would have been entitled to in the Transaction in respect of each share of Pershing Gold Common Stock that would have been issued on a “net exercise” of such Pershing Gold Options.  Based on the closing price of Pershing Gold Common Stock on NASDAQ of $0.94 on November 26, 2018 it is not expected that holders of Pershing Gold Options will receive any Americas Silver Common Shares because the exercise price of all of the Pershing Gold Options (ranging from US$2.80 to US$10.80) materially exceeds the current trading price of the Pershing Gold Common Stock. For more information on the treatment of Pershing Gold Options, see “The Transaction – The Merger Agreement – Treatment of Pershing Gold Options” on page 48.

Q:	What will the holders of Pershing Gold RSUs receive in the Transaction?
A:
If the Transaction is approved, Pershing Gold restricted stock units, including performance-vested restricted stock units (“Pershing Gold RSUs”), will be cancelled at the Effective Time and converted into the right to receive that number of Americas Silver Common Shares that they would have been entitled to in the Transaction in respect of each share of Pershing Gold Common Stock underlying the Pershing Gold RSUs.  For more information on the treatment of Pershing Gold RSUs, see “The Transaction – The Merger Agreement – Treatment of Pershing Gold RSUs” on page .

Q:	What will the holders of Pershing Gold Warrants receive in the Transaction?
A:
Americas Silver and Pershing Gold have agreed that outstanding warrants to purchase shares of Pershing Gold Common Stock (“Pershing Gold Warrants”) will (i) if allowed under the terms of the applicable Pershing Gold Warrant, be required to be exercised and, if not exercised, terminated at the Effective Time, or (ii) if such treatment is not allowed under the terms of the applicable Pershing Gold Warrant, be replaced with Substituted Warrants. The maximum number of Americas Silver Common Shares issuable to holders of Pershing Gold Warrants is expected to be 1,557,924. Based on the closing price of Pershing Gold Common Stock on NASDAQ of $0.94 on November 26, 2018 it is not expected that holders of Pershing Gold Warrants whose exercise would be required will exercise such Pershing Gold Warrants (Shareholder), because the exercise price of the Pershing Gold Warrants (ranging from $3.40 to $8.10) materially exceeds the current trading price of the Pershing Gold Common Stock.  For more information on the treatment of Pershing Gold Warrants, see “The Transaction – The Merger Agreement – Treatment of Pershing Gold Warrants” on page 48.

Q:	Are there any conditions to the closing of the Transaction?
A:	Americas Silver’s and Pershing Gold’s obligations to complete the Transaction depend on a number of conditions being met. These include, among others:
●
the approval of the Shareholders at the Meeting of each of (i) the Charter Amendment Resolution and (ii) the Issuance Resolution, including the acquisition of the Pershing Gold Common Stock in exchange for Americas Silver Common Shares;

●
the approval of the Transaction by (i) the majority of the voting power of holders of the Pershing Gold Common Stock and holders of the Series E Preferred Stock (on an as-converted basis), voting as one class, and (ii) 75% of the voting power of the holders of Series E Preferred Stock, voting as a separate class, at a special meeting of Pershing Gold Stockholders;

●	the clearance of the Transaction by CFIUS;
●	the absence of any judgment, order, or law that makes illegal or otherwise directly or indirectly cease trades, enjoins or otherwise prohibits the completion of the Transaction;

●
the effectiveness of the Form F-4 registration statement for the Americas Silver Common Shares and Americas Silver Preferred Shares to be issued or made issuable pursuant to the Transaction and the approval for listing of the Americas Silver Common Shares on the TSX and the NYSE American;

●	subject to certain limitations and exceptions, the accuracy of the other party’s representations and warranties and the performance in all material respects of its covenants in the Merger Agreement;
●
the appointment of an individual designated by Pershing Gold to the Board, who is expected to be Mr. Stephen Alfers, who currently serves as the President and Chief Executive Officer and a director of Pershing Gold, effective immediately after the Effective Time; and

●	the absence of any material adverse change with respect to the business and affairs of either Pershing Gold (in the case of Americas Silver) or Americas Silver (in the case of Pershing Gold).
Where permitted by applicable law and the Merger Agreement, either of Americas Silver or Pershing Gold could choose to waive a condition to its respective obligation to complete the Transaction even when that condition has not been satisfied. See “The Transaction – The Merger Agreement – Conditions to the Transaction” on page 62.

Q:	Is Pershing Gold prohibited from soliciting other offers?
A:
The Merger Agreement contains detailed provisions that prohibit Pershing Gold and its subsidiaries, officers, directors, any investment banker, financial advisor, attorney, accountant, agent or other representative from taking any action to directly or indirectly solicit or engage in discussions or negotiations with any person or group with respect to an alternative transaction that would be considered a “Company Acquisition Proposal” as defined in the Merger Agreement, including:

●
a direct or indirect acquisition that would result in the person or group acquiring 20% or more of the issued and outstanding Pershing Gold Common Stock and Series E Preferred Stock on an as converted basis;

●
any plan of arrangement, amalgamation, merger, share exchange, consolidation, reorganization, recapitalization, liquidation, dissolution, winding up, exclusive license, business combination or other similar transaction in respect of Pershing Gold or any of its subsidiaries;

●	a direct or indirect acquisition of assets or Pershing Gold or any of its subsidiaries that represents 20% or more of Pershing Gold’s consolidated assets;
●	a direct or indirect sale of interests in one or more of Pershing Gold’s subsidiaries that constitute 20% or more of the fair market value of Pershing Gold’s consolidated assets; or
●	any other transaction or arrangement or series of transactions or arrangements having a similar economic effect to those set out above.

The Merger Agreement does not, however, prohibit Pershing Gold from considering a written acquisition proposal received after the date of the Merger Agreement and in compliance with the terms of the Merger Agreement. Pershing Gold may be obligated to pay to Americas Silver a termination fee of $4.0 million in certain circumstances if the Merger Agreement is terminated. See “The Transaction – The Merger Agreement - Non-Solicitation and Acquisition Proposals” and “The Transaction - The Merger Agreement - Termination Fees and Expenses” beginning on pages 57 and 66, respectively.
Q:	When is the Transaction expected to be completed?
A:
Pershing Gold and Americas Silver are working towards completing the Transaction as quickly as possible and it is currently anticipated that the Transaction will be completed by the end of the first quarter of calendar year 2019. However, there can be no assurance that the Transaction will be completed at all or, if completed, that it will be completed by the end of the first quarter of calendar year 2019. The exact timing and likelihood of completion of the Transaction cannot be predicted because the Transaction is subject to certain conditions, including the receipt of regulatory approvals. Neither Pershing Gold nor Americas Silver is obligated to complete the Transaction unless and until the closing conditions in the Merger Agreement have been satisfied or waived.

Q:	How will Americas Silver be managed after the closing of the Transaction?
A:
Upon completion of the Transaction, the Board will be comprised of nine members. The Board currently consists of eight members and, on closing of the Transaction, the size of the Board is expected to be increased to nine, and an individual designated by Pershing Gold, who is expected to be Mr. Alfers, will be appointed to the Board.

Q:	What happens if the Transaction is not completed?
A:
If the Transaction is not approved by the Pershing Gold Stockholders or Shareholders, or if the Transaction is not completed for any other reason, there will be no exchange of shares of Pershing Gold Common Stock and Series E Preferred Stock for Americas Silver Common Shares and Americas Silver Preferred Shares and Pershing Gold will not become a wholly-owned subsidiary of Americas Silver. Instead, Pershing Gold will continue to be independently owned by the Pershing Gold Stockholders and will remain as a public company and the Pershing Gold Common Stock will continue to be registered under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and continue to be traded on the TSX, the Frankfurt Stock Exchange and NASDAQ. If the Merger Agreement is terminated for certain specified reasons, Pershing Gold may be obligated to pay to Americas Silver a termination fee of $4.0 million and will be required to repay the $4.0 million convertible loan by Americas Silver to Pershing Gold made in connection with the Transaction. See “The Merger Agreement – The Transaction - Conditions to the Transaction” and “The Transaction - The Merger Agreement - Termination Fees and Expenses” on pages 62 and 66, respectively.

Q:	Are there risks associated with the Transaction?
A:	Yes. You should read the section entitled “Risk Factors” beginning on page 76.
The Meeting
Q:	When and where is the Meeting?
A:
The Meeting will be held at the offices of Blake, Cassels & Graydon LLP, 199 Bay Street, Commerce Court West, Suite 4000, Toronto, Ontario M5L 1A9 at 10:00 a.m. (Toronto time), on January 9, 2019, unless the Meeting is adjourned or postponed.

Q:	What other business will come before the Meeting?
A:	Other than the Charter Amendment Resolution and the Issuance Resolution, Americas Silver’s management is not aware of any business that is expected to come before the Meeting.

Q:	Do the directors and officers of Americas Silver intend to vote for each of the Charter Amendment Resolution and the Issuance Resolution?
A:
Yes. Pursuant to the voting support agreements between Pershing Gold and each director and certain officers of Americas Silver (the “Americas Silver D&O Support Agreements”), all directors and certain officers beneficially holding an aggregate of 324,554 Americas Silver Common Shares, or approximately 0.75% of the issued and outstanding Americas Silver Common Shares as of the date of this Circular have agreed to vote their Americas Silver Common Shares at the Meeting FOR the Charter Amendment Resolution and the Issuance Resolution. For a more complete description of the Americas Silver D&O Support Agreements, see “The Transaction – Americas Silver Director and Officer Voting Support Agreements” on page 67 of this Circular.

Q:	Who is eligible to vote?
A:	Holders of Americas Silver Common Shares (either directly or through an intermediary) as of the close of business on November 30, 2018 are eligible to vote.
Q:	How is the Transaction being implemented?
A:
Pursuant to the Merger Agreement, Pershing Gold Stockholders will receive from Americas Silver 0.715 of an Americas Silver Common Share for each share of Pershing Gold Common Stock (the “Common Stock Consideration”) held as of the Effective Time. Each holder of Pershing Gold’s Series E Preferred Stock will be given the option to (a) convert their shares of Series E Preferred Stock into shares of Pershing Gold Common Stock immediately before the Effective Time and exchange those shares of Pershing Gold Common Stock for Americas Silver Common Shares at the Common Stock Consideration at the Effective Time, or (b) exchange their Series E Preferred Stock for Americas Silver Preferred Shares at a ratio of 461.440 Americas Silver Preferred Shares for each share of Series E Preferred Stock. No fractional shares will be issued, and the number of Americas Silver Common Shares or Americas Silver Preferred Shares, as applicable, issued will be rounded down to the nearest whole number. Following the completion of the Transaction, it is expected that current Pershing Gold Stockholders will own approximately 36.5% of Americas Silver Common Shares (or 40.2% of Americas Silver Common Shares, if all of the holders of Series E Preferred Stock elect to convert such shares into Pershing Gold Common Stock and then exchange these shares for Americas Silver Common Shares pursuant to the Transaction).

Q:	How will payment of the Merger consideration be made?
A:
The authorized share capital of Americas Silver currently consists of an unlimited number of Americas Silver Common Shares. The proposed amendment to the Americas Silver Articles would allow Americas Silver to create the Americas Silver Preferred Shares. Americas Silver would issue up to 2,261,577 Americas Silver Common Shares (if all holders of shares of Series E Preferred Stock elect to convert such shares into Pershing Gold Common Stock and then exchange these shares for Americas Silver Common Shares pursuant to the Transaction) and up to 4,128,042 Americas Silver Preferred Shares (if all holders of shares of Series E Preferred Stock elect to exchange such shares for Americas Silver Preferred Shares pursuant to the Transaction) in connection with the Transaction.  The Americas Silver Preferred Shares will be convertible on a one-for-one basis into Americas Silver Common Shares.

Q:	What does the Board think of the Transaction?
A:
After careful consideration of the Transaction, including the rationale set forth in “The Transaction – Recommendation of the Board”, the Board has determined that entering into the Merger Agreement and completing the Transaction, on the terms and conditions set out in the Merger Agreement, is in the best interests of Americas Silver and unanimously recommends that Shareholders vote FOR each of the Charter Amendment Resolution and the Issuance Resolution.

Q:	How will the Transaction affect my ownership and voting rights as a Shareholder of Americas Silver?
A:
The following table describes the expected share capital of Americas Silver following completion of the Transaction, on a non-diluted basis, based on the number of Americas Silver Common Shares outstanding as at the close of business on the Record Date and 33,676,921 shares of Pershing Gold Common Stock outstanding as at the close of business on November 26, 2018 (unless otherwise stated):

Description	Number of Securities
Americas Silver Common Shares to be issued in exchange for shares of Pershing Gold Common Stock	24,078,998
Current Americas Silver Common Shares issued and outstanding	43,402,434
Total (non-diluted)	67,481,432

Assuming that all holders of Series E Preferred Stock elect to receive Americas Silver Preferred Shares in the Transaction, an additional 4,128,042 Americas Silver Preferred Shares will be issued and are convertible into 4,128,042 Americas Silver Common Shares.
Q:	How do I vote?
A:
Shareholders consist of registered and non-registered Shareholders. You are a registered Shareholder if your name appears on a physical share certificate or direct registration statement (DRS) advice issued by Computershare. You are a non-registered Shareholder if you hold your Americas Silver Common Shares through an Intermediary, such as a bank, trust company, securities dealer, broker or other nominee or a clearing agency. Most Shareholders are non-registered Shareholders.

Registered Shareholders
Registered Shareholders have two methods by which they can vote their Americas Silver Common Shares at the Meeting: in person or by proxy. To assure representation at the Meeting, registered Shareholders are encouraged to complete and return the enclosed form of proxy.
Proxies must be completed in accordance with the instructions provided on the form of proxy and must be received by Computershare by 10:00 a.m. (Toronto time) on January 7, 2019, or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the beginning of any adjournment or postponement of the Meeting. Registered Shareholders must return the properly completed form of proxy to Computershare as follows: by mail or personal delivery to Computershare, 100 University Avenue, 8th Floor North Tower Toronto, Ontario M5J 2Y1 Attn: Proxy Unit; by fax to Computershare, to the attention of the Proxy Department at 1-866-249-7775 (toll-free within Canada and U.S.) or 1-416-263-9524; by calling 1-866-732-VOTE (8683) (toll free within Canada or the U.S.) from a touch tone telephone and referring to your control number provided on the form of proxy delivered to you; or over the internet by going to the website indicated on the proxy form and following the instructions on the screen and referring to your control number provided on the form of proxy delivered to you.
If you are a registered Shareholder and plan to attend the Meeting and wish to vote your Americas Silver Common Shares in person, please register with the scrutineer upon arrival at the Meeting.
Non-Registered Shareholders
If your Americas Silver Common Shares are not registered in your name, they will be held by an Intermediary, such as a bank, trust company, securities broker or other financial institution, on your behalf.
Each Intermediary will have its own procedures to permit voting of Americas Silver Common Shares held on behalf of non-registered Shareholders, including requirements as to when and where proxies or voting instruction forms are to be delivered. Non-registered Shareholders should carefully follow the instructions provided by their Intermediaries to ensure that their Americas Silver Common Shares are voted at the Meeting.
If you are a non-registered Shareholder and wish to vote in person at the Meeting, change voting instructions given to your Intermediary or revoke voting instructions given to your Intermediary, follow the instructions given by your Intermediary or contact your intermediary to discuss what procedure to follow.
Americas Silver may utilize the Broadridge QuickVoteTM service to assist non-objecting beneficial owners with voting their Americas Silver Common Shares. Shorecrest may contact non-objecting beneficial owners directly by phone in order to conveniently obtain a vote in respect of their Americas Silver Common Shares.

Q:	What constitutes a quorum at the Meeting?
A:
Under the Americas Silver Bylaws, two Shareholders entitled to vote at the Meeting, whether present in person or represented by proxy, and holding not less than 10% of the total number of the issued Americas Silver Common Shares shall constitute a quorum for the transaction of business at the Meeting.

The Charter Amendment Resolution is a special resolution and, accordingly, must be approved by at least 66 2/3% of the votes cast by Shareholders present in person or represented by proxy at the Meeting. The Issuance Resolution is an ordinary resolution and must be approved by a simple majority (50% plus one) of the votes cast by Shareholders present in person or represented by proxy at the Meeting.
Q:	What happens if I sign the enclosed form of proxy?
A:
Signing the enclosed form of proxy gives authority to Darren Blasutti, President & Chief Executive Officer of Americas Silver, or failing him, Warren Varga, Chief Financial Officer of Americas Silver, or failing him, Peter McRae, Senior Vice President, Corporate Affairs & Chief Legal Officer of Americas Silver, who are designated proxyholders by management of Americas Silver, to vote your Americas Silver Common Shares at the Meeting in accordance with your instructions. A Shareholder desiring to appoint some other person or company (who need not be a Shareholder) to represent him or her at the Meeting may do so, either by striking out the printed names of the persons designated on the enclosed form of proxy and inserting the desired person’s name in the blank space provided in the form of proxy or by completing another proper form of proxy.

Q:	If I change my mind, can I take back my proxy once I have given it?
A:
Registered Shareholders who have given a proxy may revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred by the proxy. Registered Shareholders may revoke a proxy by depositing a written instrument giving notice of revocation: (a) at the office of Computershare set out above or at the registered office of Americas Silver on or before the last business day preceding the day of the Meeting at which the proxy is to be used; or (b) to the Chairman of the Meeting on the day of the Meeting (prior to the commencement of the Meeting). The written notice of revocation may be executed by the registered Shareholder or by an officer or attorney upon presentation of written authorization of the Shareholder.

In addition, a proxy may be revoked by: (a) the registered Shareholder executing another form of proxy bearing a later date and depositing the same at the offices of Computershare prior to the deadline for depositing proxies set out above; or (b) by the registered Shareholder personally attending the Meeting, identifying himself or herself to the scrutineer as a registered Shareholder as of the Record Date present in person, and voting his or her Americas Silver Common Shares. A proxy may also be revoked by any other method permitted by applicable law.
Q:	How will my Americas Silver Common Shares be voted if I give my proxy?
A:
The Americas Silver Common Shares represented by a properly executed and deposited proxy will be voted on any poll that may be called for or required by law and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the Americas Silver Common Shares will be voted accordingly. If a choice with respect to such matters is not clearly specified, your proxyholder can vote your Americas Silver Common Shares as he or she thinks fit. If a Shareholder appoints the persons designated by management in the form of proxy as his or her as proxyholder, such proxyholders will, unless you give contrary instructions, vote the Americas Silver Common Shares represented by the proxy FOR each of the Charter Amendment Resolution and the Issuance Resolution.

Q:	What if amendments are made to these matters or other business is brought before the Meeting?
A:
The accompanying form of proxy confers discretionary authority on the persons named in it as proxies with respect to amendments to or variations in matters described in the accompanying Notice of Meeting and other matters that may properly come before the Meeting, or any adjournment or postponement thereof. As at the date of this Circular, management of Americas Silver is not aware of any such amendments, variations or other matters. If such should occur, the proxyholder will vote thereon in accordance with their best judgment, exercising discretionary authority.

Q:	How many Americas Silver Common Shares are entitled to vote?
A:
As at the close of business on November 30, 2018, the Record Date, there were 43,402,434 Americas Silver Common Shares issued and outstanding. Each Americas Silver Common Share carries the right to one vote with respect to each of the Charter Amendment Resolution and the Issuance Resolution.

Q:	Who is Americas Silver’s transfer agent?
A:
The Company’s transfer agent is Computershare Investor Services Inc. If you have any questions or require assistance in voting your proxy, please contact Shorecrest Group Ltd., our proxy solicitation agent, at 1-888-637-5789 (Canada and U.S.) or 1-647-931-7454 (International) or by email at info@shorecrestgroup.com.

Q:	Who is Americas Silver’s proxy solicitation agent?
A:
The Company’s proxy solicitation agent is Shorecrest Group Ltd. If you have any questions or require assistance in voting your proxy, please contact Shorecrest Group Ltd. at 1-888-637-5789 (Canada and U.S.) or 1-647-931-7454 (International) or by email at info@shorecrestgroup.com.

FORWARD-LOOKING STATEMENTS
Statements contained in this Circular that are not current or historical factual statements may constitute forward‐looking information or forward‐looking statements within the meaning of applicable Canadian and United States securities laws. All statements other than statements of historical fact included in this Circular that address activities, events or developments in the future, including without limitation what the Company expects or anticipates will or may occur, and statements regarding any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements, are or involve forward‐looking statements. These forward-looking statements include but are not limited to statements and information concerning: the Transaction; covenants and obligations of Americas Silver and Pershing Gold pursuant to the Merger Agreement; the timing for the implementation of the Transaction; the potential benefits of the Transaction to Shareholders; the likelihood of the Transaction being completed; the steps required for the completion of the Transaction; the board composition of Americas Silver following completion of the Transaction; the share capital of Americas Silver following completion of the Transaction; statements relating to the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Americas Silver after the date of this Circular and prior to the Effective Time; the approval of the Americas Silver Resolutions by Shareholders; the liquidity of the Americas Silver Common Shares and Americas Silver Preferred Shares following the Effective Time; statements based on the unaudited pro forma financial statements of Americas Silver attached as Appendix “G” to this Circular; and other events or conditions that may occur in the future. Although forward‐looking statements contained in this Circular are based on what management considers to be reasonable assumptions based on information currently available to it, there can be no assurances that actual events, performance or results will be consistent with these forward‐looking statements, and management’s assumptions may prove to be incorrect. Generally, forward‐looking statements can be identified by the use of forward‐looking terminology such as “anticipates”, “assumes”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecasts”, “guidance”, “indicates”, “intends”, “likely”, “may”, “objective”, “outlook”, “plans”, “potential”, “predicts”, “scheduled”, “should”, “target”, “trends”, “will”, or “would” or the negative or other variations of these words or other comparable words or phrases. All such forward‐ looking statements are subject to important risks, uncertainties and assumptions. These statements are forward‐looking because they are based on current expectations, estimates and assumptions. It is important to know that: (i) unless otherwise indicated, forward‐looking statements in this Circular and its appendices describe expectations as at the date hereof; (ii) actual results and events could differ materially from those expressed or implied in the forward‐looking statements in this Circular and its appendices, if known or unknown risks affect the respective businesses of the Company, or if their estimates or assumptions turn out to be inaccurate. As a result, the Company cannot guarantee that the results or events expressed or implied in any forward‐looking statement will materialize, and accordingly, you are cautioned not to place undue reliance on these forward‐looking statements; and (iii) the Company disclaims any intention and assumes no obligation to update or revise any forward‐looking statement even if new information becomes available, as a result of future events or for any other reason, except in accordance with applicable securities laws. The Company has made a number of assumptions in making forward‐looking statements in this Circular.
Additional information identifying risks and uncertainties is contained in filings by the Company with the Canadian securities regulators, including the Company’s annual information form dated March 5, 2018 for the financial year ended December 31, 2017 (the “Annual Information Form”), which filings are available at www.sedar.com and the Company’s filings with the SEC, which are on EDGAR at www.sec.gov/edgar.

GLOSSARY OF TERMS
“Americas Silver” means Americas Silver Corporation.
“Americas Silver Annual Financial Statements” means the audited comparative consolidated financial statements of Americas Silver as at and for the years ended December 31, 2017 and December 31, 2016.
“Americas Silver Annual MD&A” means management’s discussion and analysis of Americas Silver for the year ended December 31, 2017.
“Americas Silver Articles” means the articles of incorporation of Americas Silver (as amended).
“Americas Silver Common Share” means a common share in the capital of Americas Silver Corporation.
“Americas Silver D&O Support Agreements” means the voting support agreements between Pershing Gold and the directors and certain officers of Americas Silver.
“Americas Silver Fairness Opinion” means the opinion of Clarus Securities Inc. dated September 28, 2018, a copy of which is attached as Appendix “C” to this Circular.
“Americas Silver Interim Financial Statements” means the interim unaudited consolidated financial statements of Americas Silver as at and for the three and nine months ended September 30, 2018.
“Americas Silver Preferred Shares” means the newly created class of non-voting preferred shares in the capital of Americas Silver Corporation.
“Americas Silver Resolutions” means, collectively, the Charter Amendment Resolution and the Issuance Resolution.
“AMT” means alternative minimum tax.
“Annual Information Form” means Americas Silver’s Annual Information Form dated March 5, 2018 for the financial year ended December 31, 2017.
“Board” means the board of directors of Americas Silver.
“Canaccord” has the meaning set out under the heading “The Transaction - Background to the Transaction”.
“CBCA” means the Canada Business Corporations Act, as amended.
“CFIUS” means the Committee on Foreign Investment in the United States.
“Charter Amendment Resolution” means a special resolution that is to be considered at the Meeting, the full text of which is set forth in Appendix “A”.
“Circular” means this Management Proxy Circular dated December 4, 2018.
“Clarus” means Clarus Securities Inc., the independent financial advisor of Americas Silver retained to provide the Americas Silver Fairness Opinion.

“Clarus Agreement” has the meaning set forth under the heading “The Transaction - Americas Silver Fairness Opinion”.
“Code” means the United States Internal Revenue Code of 1986, as amended.
“Common Stock Consideration” means 0.715 of an Americas Silver Common Share for each share of Pershing Gold Common Stock.
“Company” means Americas Silver Corporation.
“Company A” has the meaning set forth under the heading “The Transaction - Background to the Transaction”.
“Computershare” means Computershare Investor Services Inc.
“Conversion Ratio” has the meaning set forth under the heading “The Transaction - Overview of the Transaction - Americas Silver Preferred Shares”.
“Covered Transaction” has the meaning set forth under the heading “Procedure for the Transaction to Become Effective - Regulatory Approvals - U.S. National Security Review”.
“CRA” means the Canada Revenue Agency.
“Effective Time” means the effective time of the merger.
“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder”.
“Exchange Ratio” has the meaning set out under the heading “The Transaction - The Merger Agreement  - Consideration to be Issued Pursuant to the Transaction”.
“Financing Debentures” has the meaning set forth under the heading “The Transaction - Financing Debentures”.
“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
“IFRS” means International Financial Reporting Standards.
“Initial Conversion Ratio” has the meaning set forth under the heading “The Transaction - Americas Silver Preferred Shares”.
“Initial Pershing Gold Advisor” has the meaning set forth in this Circular under the heading “The Transaction - Background to the Transaction”.
“Interim Financial Statements” means interim unaudited consolidated financial statements at as and for the three and nine months ended September 30, 2018.
“Interim MD&A” means management’s discussion and analysis for the three and nine months ended September 30, 2018.

“Intermediary” has the meaning set forth under the heading “General Proxy Information - Voting by Non-Registered Shareholders”.
“Issuance Resolution” means an ordinary resolution that is to be considered at the Meeting, the full text of which is set forth in Appendix “A”.
“Lender” has the meaning set forth under the heading “The Transaction - Financing Debentures”.
“Letter of Intent” has the meaning set forth under the heading “The Transaction - Background to the Transaction”.
“Meeting” means the special meeting of shareholders of the Company to consider the Americas Silver Resolutions.
“Merger Agreement” means the agreement and plan of merger, dated as of September 28, 2018, by and among Americas Silver, Merger Sub and Pershing Gold, a copy of which is attached as Appendix “H”.
“Merger Sub” means R Merger Sub, Inc., a Nevada Corporation.
“NASDAQ” means The NASDAQ Stock Market LLC.
“NI 43-101” means Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects.
“NI 44-101” means Canadian National Instrument 44-101 - Short Form Prospectus Distributions.
“NOL” means net operating loss.
“Notice of Meeting” means the notice of special meeting of Shareholders dated December 4, 2018 accompanying this Circular.
“NRS” has the meaning set out under the heading “The Transaction - The Merger Agreement - General; The Transaction”.
“NYSE American” means the NYSE American LLC.
“Options” means options to purchase Americas Silver Common Shares.
“Pershing Gold” means Pershing Gold Corporation.
“Pershing Gold/Americas Silver NDA” has the meaning set forth under the heading “The Transaction - Background to the Transaction”.
“Pershing Gold Annual Financial Statements” means the audited consolidated financial statements of Pershing Gold and its subsidiaries as at and for the years ended December 31, 2017 and December 31, 2016.
“Pershing Gold Annual MD&A” means management’s discussion and analysis of Pershing Gold for the year ended December 31, 2017.
“Pershing Gold Common Stock” means common stock of Pershing Gold Corporation, par value $0.0001 per share.

“Pershing Gold Debenture” has the meaning set forth under the heading “The Transaction - Financing Debentures”.
“Pershing Gold D&O Support Agreements” means the voting support agreements between Americas Silver and the directors and certain officers of Pershing Gold.
“Pershing Gold Interim Financial Statements” means the interim unaudited consolidated financial statements of Pershing Gold at as and for the three and nine months ended September 30, 2018.
“Pershing Gold Meeting” means a special meeting of Pershing Gold Stockholders scheduled for 9:30 a.m. (Mountain time) on January 9, 2019.
“Pershing Gold Options” means options to purchase shares of Pershing Gold Common Stock.
“Pershing Gold RSUs” means Pershing Gold restricted stock units, including performance-vested restricted stock units.
“Pershing Gold Stock” means Pershing Gold Common Stock and Series E Preferred Stock.
“Pershing Gold Stockholders” means holders of Pershing Gold Common Stock and Series E Preferred Stock.
“Pershing Gold Warrants” means outstanding warrants to purchase shares of Pershing Gold Common Stock.
“PFIC” means a “passive foreign investment company” as such term is defined in the Code.
“Preferred Stock Consideration” has the meaning set forth under the heading “The Transaction - Overview of the Transaction”.
“Proxy Deposit Date” has the meaning set forth under the heading “General Proxy Information”.
“QEF Election” means a “qualified electing fund election” as defined in the Code.
“Record Date” means November 30, 2018.
“Repayment Amount” has the meaning set forth under the heading “The Transaction - Pershing Gold Debenture”.
“Scorpio Mining” means Scorpio Mining Corporation.
“SEC” means the United States Securities and Exchange Commission.
“Section 721” means Section 721 of the United States Defense Production Act of 1950, as amended.
“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
“Series E Preferred Stock” means shares of Pershing Gold convertible preferred stock, Series E.
“Share Consolidation” has the meaning set forth under the heading “General Proxy Information - Voting Shares and Principal Holders Thereof”.

“Shareholders” means shareholders of Americas Silver.
“Shorecrest” means Shorecrest Group Ltd., the proxy solicitation agent of Americas Silver and Pershing Gold.
“Significant Stockholder” means Mr. Barry Honig.
“Significant Stockholder Support Agreement” means the unconditional support agreement entered into between the Significant Stockholder and Americas Silver.
“Stock Option Plan” means Americas Silver’s amended and restated stock option plan dated effective January 30, 2015.
“Substituted Warrants” means warrants to purchase Americas Silver Common Shares on economically equivalent terms in accordance with the terms of the applicable Pershing Gold Warrant.
“Transaction” has the meaning set forth under the heading “General Questions and Answers for Shareholders”.
“TSX” means the Toronto Stock Exchange.
“Trinity” has the meaning set forth under the heading “The Transaction - Background to the Transaction”.
“U.S. GAAP” means U.S. generally accepted accounting principles.
“U.S. Silver” means U.S. Silver & Gold Inc.
“Voting instruction form” has the meaning set out under the heading “General Proxy Information - Voting by Non-Registered Shareholders”.

SUMMARY
This summary is qualified in its entirety by the more detailed information appearing elsewhere in this Circular, including the Appendices hereto. Terms with initial capital letters used in this Summary but not otherwise defined are defined in the Glossary of Terms.
Meeting
The Meeting will be held at 10:00 a.m. (Toronto time) on January 9, 2019, at the offices of Blake, Cassels & Graydon LLP, 199 Bay Street, Commerce Court West, Suite 4000, Toronto, Ontario M5L 1A9, for the purposes set forth in the accompanying Notice of Meeting. The business of the Meeting will be to consider and vote upon each of the Charter Amendment Resolution and the Issuance Resolution and to transact such further and other business as may properly be brought before the Meeting. See “The Transaction” and “Business of the Meeting”.
Business of the Meeting
The Charter Amendment Resolution
At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, the Charter Amendment Resolution to authorize the amendment of the articles of incorporation of the Company to create the Americas Silver Preferred Shares. The full text of the Charter Amendment Resolution is set out in Appendix “A”; for more details on the Charter Amendment Resolution, see “Business of the Meeting – The Charter Amendment Resolution” starting on page 34.
The Issuance Resolution
At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, the Issuance Resolution to authorize, approve and adopt the Merger Agreement and all transactions contemplated thereby, including, among other things, the issuance of Americas Silver Common Shares in exchange for all of the issued and outstanding shares of Pershing Gold Common Stock as the Common Stock Consideration. The full text of the Issuance Resolution is set out in Appendix “A”; for more details on the Issuance Resolution, see “Business of the Meeting – The Issuance Resolution” starting on page 35.
Americas Silver
Americas Silver is a publicly-listed mining company engaged in the evaluation, acquisition, exploration, development and operation of precious and polymetallic mineral properties in North America, primarily those with the potential for near-term production or exhibiting potential for hosting a major mineralized deposit.  Americas Silver’s mission is to profitably expand its precious metals production through the development of its own projects and consolidation of complimentary projects. Americas Silver is currently operating in two of the world’s leading silver camps: the Cosalá Operations in Sinaloa, Mexico, which includes the Nuestra Señora silver-zinc-copper-lead mine, the San Rafael silver-zinc-lead mine and the Zone 120 silver-copper exploration project, and the Galena Complex, in Idaho, United States.  Americas Silver holds an option to purchase the San Felipe development project in Sonora, Mexico.
Americas Silver exists under the Canada Business Corporations Act and was incorporated as “Scorpio Mining Corporation” pursuant to articles of incorporation dated May 12, 1998 under the Canada Business Corporations Act with authorized share capital of an unlimited number of common shares. On December 23, 2014, a merger transaction between Scorpio Mining Corporation (“Scorpio Mining”) and U.S. Silver & Gold Inc. (“U.S. Silver”) was completed to combine their respective businesses by way of a plan of arrangement of U.S. Silver pursuant to section 182 of the Business Corporations Act (Ontario). Following this merger, the combined company changed its name to “Americas Silver Corporation” by way of articles of amendment dated May 19, 2015.

Americas Silver was originally listed on the TSX trading under the symbol “SPM” from October 18, 2006. Americas Silver now trades on the TSX under the trading symbol “USA” and on the Frankfurt Stock Exchange under the symbol “SZ71”. On January 11, 2017, Americas Silver filed a registration statement under the Exchange Act with the SEC, and on January 19, 2017, Americas Silver commenced trading the Americas Silver Common Shares on the NYSE American under the symbol “USAS”.
Americas Silver’s principal and registered office is located at 145 King Street West, Suite 2870, Toronto, Ontario, Canada M5H 1J8. Americas Silver’s website is www.americassilvercorp.com. Americas Silver’s telephone number is 1-416-848-9503. Additional information about Americas Silver can be found in “Appendix “D” – Information Concerning Americas Silver” and the documents incorporated by reference herein. The content of Americas Silver’s website and information accessible through the website do not form part of this Circular.

Americas Silver Following Completion of the Transaction
The following chart illustrates the anticipated principal entities in the organizational structure of Americas Silver following completion of the Transaction:

For further information regarding Americas Silver following completion of the Transaction, see “Appendix “F” – Information Concerning Americas Silver Following Completion of the Transaction”.
General
As a result of the Transaction, the separate corporate existence of Merger Sub will cease and Pershing Gold will continue as the surviving corporation of the merger with Merger Sub and become a wholly-owned subsidiary of Americas Silver.
Holders of shares of Pershing Gold Common Stock, as of the Effective Time, will exchange their shares of Pershing Gold Common Stock for Americas Silver Common Shares. Each share of Pershing Gold Common Stock will be exchanged for 0.715 of an Americas Silver Common Share.
Holders of shares of Series E Preferred Stock, as of the Effective Time, (other than holders of Series E Preferred Stock who have properly and validly exercised and perfected their right to dissent) will receive either Americas Silver Preferred Shares or have their shares converted into Pershing Gold Common Stock and then receive Americas Silver Common Shares. Each share of Series E Preferred Stock will, at the election of the holder, either (i) be converted into the right to receive 461.440 Americas Silver Preferred Shares, or (ii) be converted into the right to receive such number of Americas Silver Common Shares to which the holder would be entitled if the share of Series E Preferred Stock were converted into Pershing Gold Common Stock and then exchanged for Americas Silver Common Shares using the 0.715 exchange ratio described above.

The letter of transmittal will provide that if a holder of Series E Preferred Stock does not make an election, a holder of Series E Preferred Stock will be deemed to have elected to receive Americas Silver Common Shares.
No fractional shares will be issued as the number of shares issued will be rounded down to the nearest whole number. Following the completion of the Transaction, it is expected that current Pershing Gold Stockholders will own approximately 36.5% of Americas Silver Common Shares (or 40.2% of Americas Silver Common Shares, if all of the holders of Series E Preferred Stock elect to convert such shares into Pershing Gold Common Stock and then exchange these shares for Americas Silver Common Shares pursuant to the Transaction).
Upon the closing of the Transaction, Pershing Gold will cease trading on NASDAQ, the Frankfurt Stock Exchange and the TSX. Americas Silver will continue to trade after the Transaction on the TSX under the symbol “USA”, on the NYSE American under the symbol “USAS” and on the Frankfurt Stock Exchange under the symbol “SZ71.”
Reasons for the Transaction
The Board has determined that the Transaction and the terms of the Merger Agreement are in the best interests of Americas Silver and has approved the Merger Agreement. For a description of the factors on which the Board based its determination, see “The Transaction - Reasons for the Transaction” beginning on page 43.
Americas Silver Fairness Opinion
The Board retained Clarus as its independent financial advisor to provide the Board with Clarus’ opinion as to the fairness, from a financial point of view, to Shareholders of the Transaction. In connection with this mandate, Clarus has prepared the Americas Silver Fairness Opinion. The Americas Silver Fairness Opinion states that, in the opinion of Clarus, as of September 28, 2018, the Transaction is fair, from a financial point of view, to Americas Silver and the Shareholders. The Americas Silver Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety.
See “The Transaction - Americas Silver Fairness Opinion” starting on page 45 and Appendix “C” to this Circular.
Recommendation of the Board
The Board has determined (i) that the Transaction and the entry into of the Merger Agreement are in the best interests of Americas Silver, (ii) based upon, among other factors, the reasons outlined under “The Transaction – Reasons for the Transaction”, including the receipt of the Americas Silver Fairness Opinion, that the Transaction is fair to Shareholders, and (iii) to recommend that Shareholders vote FOR each of the Charter Amendment Resolution and the Issuance Resolution. See “The Transaction – Recommendation of the Board”.

Effect of the Transaction
In order to effect the acquisition of Pershing Gold by Americas Silver, Merger Sub will merge with and into Pershing Gold in accordance with the plan of merger set forth in the Merger Agreement.  Pershing Gold will be the surviving corporation in the Merger and will become a wholly-owned subsidiary of Americas Silver.
See “The Transaction – Overview of the Transaction” beginning on page and “Procedure for the Transaction Becoming Effective” starting on page 72.
The Merger Agreement
The Transaction will be effected pursuant to the Merger Agreement. Under the terms of the Merger Agreement, Merger Sub will merge with and into Pershing Gold, with Pershing Gold continuing as the surviving corporation. The Merger Agreement contains, among other things, covenants, representations and warranties of and from each of Americas Silver and Pershing Gold and various conditions precedent to the completion of the Transaction.
This Circular contains a summary of certain provisions of the Merger Agreement, which is qualified in its entirety by the full text of the Merger Agreement, a copy of which is attached as Appendix “H” and which may also be found under Americas Silver’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. Americas Silver encourages you to read the entire Merger Agreement carefully as it is the legal document that governs the Transaction.
Americas Silver D&O Support Agreements
In connection with the Merger Agreement, on September 28, 2018, Pershing Gold entered into the Americas Silver D&O Support Agreements. The Americas Silver D&O Support Agreements provide that the Shareholder party to the agreement will vote for and support the Transaction. The directors and officers of Americas Silver who have entered into Americas Silver D&O Support Agreements beneficially own or control 324,554 Americas Silver Common Shares, representing approximately 0.75% of the Americas Silver Common Shares entitled to be voted at the Meeting.
Pershing Gold Support Agreements
In connection with the Merger Agreement, on September 28, 2018, Americas Silver entered into the Pershing Gold D&O Support Agreements, as well as the unconditional Significant Stockholder Support Agreement. Each voting support agreement provides that the Pershing Gold Stockholder party to the agreement will vote for and support the Transaction. As a result of the voting support agreements and based on shares of Pershing Gold Common Stock outstanding as of the Record Date, Americas Silver has voting control with respect to 14,175,240 shares of Pershing Gold Common Stock and as-converted Series E Preferred Stock, or approximately 38% of the outstanding shares of Pershing Gold Common Stock and as-converted Series E Preferred Stock entitled to be voted at the special meeting of Pershing Gold Stockholders to be held to seek approval for the Transaction.
Procedure for the Transaction to Become Effective
There is no assurance that the conditions set out in the Merger Agreement will be satisfied or waived on a timely basis or at all.

Pershing Gold Stockholder Approval
A special meeting of Pershing Gold Stockholders (the “Pershing Gold Meeting”) has been scheduled for January 9, 2019 at 9:30 a.m. (Mountain time). At the Pershing Gold Meeting, Pershing Gold Stockholders will be asked, among other things, to approve the Transaction. In order for the Transaction to be approved, it must receive the approval of (i) the majority of the voting power of holders of Pershing Gold Common Stock and holders of Series E Preferred Stock (on an as converted basis), voting together as a single class, and (ii) at least 75% of the voting power of the holders of Series E Preferred Stock, voting as a separate class.
Americas Silver Shareholder Approval
The Charter Amendment Resolution must be approved by at least 66 2/3% of the votes cast at the Meeting by Shareholders, present in person or represented by proxy. The Issuance Resolution must be approved by a simple majority (50% plus one) of the votes cast at the Meeting by Shareholders, present in person or represented by proxy. The Transaction cannot be completed unless each of the Charter Amendment Resolution and the Issuance Resolution are duly approved by Shareholders at the Meeting. See Appendix “A” to this Circular for the full text of the Charter Amendment Resolution and the Issuance Resolution.
See “Procedure for the Transaction to Become Effective – Shareholder Approvals” and “Business of the Meeting”.
Conditions to the Completion of the Transaction
Americas Silver’s and Pershing Gold’s obligations to complete the Transaction depend on a number of conditions being met. These include, among others:
●
approval of the Transaction by the majority of the voting power of the holders of the Pershing Gold Common Stock and the holders of the Series E Preferred Stock (on an as-converted basis), voting as one class, and by 75% of the voting power of the holders of Series E Preferred Stock, voting as a separate class, at the Pershing Gold Meeting;

●	approval by Shareholders at the Meeting of each of (a) the Charter Amendment Resolution and (b) the Issuance Resolution;
●
expiry or termination of applicable waiting periods under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (if a filing is necessary under the HSR Act);

●	CFIUS clearance will have been obtained;
●	the absence of any law, order or litigation prohibiting or seeking to prohibit the Transaction;
●	the absence of any law or proceeding which prohibits, makes illegal or enjoins the consummation of the Transaction;
●
the effectiveness of the registration statement for the Americas Silver Common Shares and Americas Silver Preferred Shares to be issued in the Transaction and the approval for listing of the Americas Silver Common Shares on the TSX and NYSE American. The registration statement on Form F-4 was declared effective by the SEC as of November 29, 2018;

●
subject to certain limitations and exceptions, the accuracy of the other party’s representations and warranties and the performance in all material respects of its covenants as set out in the Merger Agreement;

●	an individual designated by Pershing Gold, who is expected to be Mr. Alfers, must have been appointed to the Board;
●	the absence of any material adverse change with respect to the business and affairs of either Pershing Gold (in the case of Americas Silver) or Americas Silver (in the case of Pershing Gold); and
●
Americas Silver must have provided its transfer agent and registrar with an irrevocable direction to issue such numbers of Americas Silver Common Shares and Americas Silver Preferred Shares as are necessary to satisfy the aggregate Transaction consideration payable to Pershing Gold Stockholders, which direction shall become effective upon the articles of merger being duly filed with the Secretary of State of the State of Nevada.

Where permitted by applicable law, either of Americas Silver or Pershing Gold could choose to waive a condition to its respective obligation to complete the Transaction even when that condition has not been satisfied. Americas Silver and Pershing Gold cannot be certain when, or if, the conditions to the Transaction will be satisfied or waived, or that the Transaction will be completed. See “The Transaction – Merger Agreement - Conditions to the Transaction” on page 62.
Stock Exchange Listings
The Americas Silver Common Shares are listed and posted for trading on the TSX under the symbol “USA” and on the NYSE American under the symbol “USAS” and on the Frankfurt Exchange under the symbol “SZ71”. On September 28, 2018, the last trading day on which the Americas Silver Common Shares traded prior to announcement of the Transaction, the closing price of the Americas Silver Common Shares on the TSX was C$3.05 and the closing price of the Americas Silver Common Shares on the NYSE American was $2.36. On December 4, 2018, the closing price of the Americas Silver Common Shares on the TSX was C$1.79 and the closing price of the Americas Silver Common Shares on the NYSE American was $1.35.
Shares of Pershing Gold Common Stock trade on the NASDAQ Global Market tier of The NASDAQ Stock Market (“NASDAQ”) and the TSX under the symbol “PGLC,” and on the Frankfurt Stock Exchange under symbol “7PG1”. On September 28, 2018, the last trading day on which the shares of Pershing Gold Common Stock traded prior to announcement of the Transaction, the closing price of the shares of Pershing Gold Common Stock on the TSX was C$1.61 and the closing price of the shares of Pershing Gold Common Stock on the NASDAQ was $1.21. On December 4, 2018, the closing price of the shares of Pershing Gold Common Stock on the TSX was C$1.12 and the closing price of the shares of Pershing Gold Common Stock on the NASDAQ was $0.85.
It is a condition to the completion of the Transaction that the TSX and the NYSE American shall have conditionally approved, or approved (as applicable), the listing of the Americas Silver Common Shares to be issued or made issuable pursuant to the Transaction. Pursuant to the Merger Agreement, Americas Silver has agreed to use its commercially reasonable efforts to obtain the conditional approval, or approval (as applicable), of the TSX and the NYSE American for the listing of the Americas Silver Common Shares (including the Americas Silver Common Shares issuable pursuant to the Transaction, the Americas Silver Common Shares issuable upon (i) conversion of the shares of Pershing Gold Common Stock for which the Pershing Gold Warrants are required to be exercised and (ii) exercise of the Substituted Warrants, and the Americas Silver Common Shares to be issued in connection with the cancellation of the Pershing Gold RSUs) on the TSX and the NYSE American effective on the closing date. After the Effective Time, shares of Pershing Gold Common Stock will no longer be outstanding, will be automatically cancelled and will cease to exist and be delisted from NASDAQ and the TSX and deregistered under the Exchange Act.

On November 27, 2018 Americas Silver obtained the TSX’s conditional approval to list up to 31,989,803 additional Americas Silver Common Shares in connection with the Transaction, subject only to the satisfaction of the customary listing conditions of the TSX, including the approval by Shareholders of the Issuance Resolution. The application for approval of the listing of the Americas Silver Common Shares issuable in (or after) the Transaction was submitted to the NYSE American on November 6, 2018.
For information with respect to the trading history of the Americas Silver Common Shares and the shares of Pershing Gold Common Stock, see Appendix “D” and Appendix “E” to this Circular, as applicable.
The Transaction is expected be completed by the end of the first quarter of calendar year 2019. However, there can be no assurances that the Transaction will be completed at all or, if completed, that it will be completed by the end of the first quarter of calendar year 2019. The exact timing and likelihood of completion of the Transaction cannot be predicted because the Transaction is subject to certain conditions, including the receipt of certain regulatory approvals. Neither Pershing Gold nor Americas Silver is obligated to complete the Transaction unless and until the closing conditions in the Merger Agreement have been satisfied or waived.
See “Procedure for the Transaction to Become Effective”.
Selected Unaudited Pro Forma Financial Information for Americas Silver Following the Transaction
The following tables set out selected unaudited pro forma financial information for Americas Silver, adjusted to give effect to the Transaction as though the Transaction had occurred on January 1, 2017 for the pro forma income statement information and on September 30, 2018 for the pro forma balance sheet information.
The following tables should be read in conjunction with the unaudited pro forma consolidated financial statements of Americas Silver and Pershing Gold for the year ended December 31, 2017 and for the nine months ended September 30, 2018, including the notes thereto, attached as Appendix “G” to this Circular. Reference should also be made to: (a) the Americas Silver Annual Financial Statements; (b) Pershing Gold Annual Financial Statements; (c) the Americas Silver Interim Financial Statements; and (d) the Pershing Gold Interim Financial Statements, each of which is incorporated by reference herein. See also Appendix “F” – “Information Concerning Americas Silver Following Completion of the Transaction”.
Selected Unaudited Pro Forma Financial Information of Americas Silver For the Year Ended December 31, 2017
Pro forma statement of financial position data	As of December 31

(in thousands)	2017
Pro forma statement of financial position data
Total assets	$126,827
Total liabilities	$38,769
Net assets	$88,058
Share capital	$207,012
Number of shares outstanding	$41,497
Pro forma statement of operations data	Year ended
(in thousands)	December 31, 2017
Pro forma statement of operations data
Revenue	$54,280
Net income (loss)	$(3,466)
Basic and diluted income (loss) per common share	$(0.09)

Selected Unaudited Pro Forma Financial Information ($000’s) as at and for the Nine Months Ended September 30, 2018
Pro forma statement of financial position data	As of September 30

(in thousands)	2018
Pro forma statement of financial position data
Total assets	$196,321
Total liabilities	$44,884
Net assets	$151,437
Share capital	$280,726
Number of shares outstanding	67,174
Pro forma statement of operations data	Nine months ended
(in thousands)	September 30, 2018
Pro forma statement of operations data
Revenue	$49,468
Net income (loss)	$(15,350)
Basic and diluted income (loss) per common share	$(0.23)
Risk Factors
Shareholders voting FOR each of the Charter Amendment Resolution and the Issuance Resolution will be choosing to combine the businesses of Americas Silver and Pershing Gold. The completion of the Transaction involves risks. In addition to the risk factors described under the heading “Risk Factors” in the Annual Information Form and under the heading “Risks and Uncertainties” in the Americas Silver Annual MD&A, which are incorporated by reference into this Circular, there are additional and supplemental risk factors which Shareholders should carefully consider before making a decision regarding approving each of the Charter Amendment Resolution and the Issuance Resolution. Readers are cautioned that such risk factors are not exhaustive and additional risks and uncertainties, including those currently unknown or considered immaterial to Americas Silver, may also adversely affect the Americas Silver Common Shares before the Transaction or following the Transaction, and/or the business of Americas Silver and Pershing Gold before the Transaction and of Americas Silver following the Transaction.

The following is a list of certain risk factors associated with the Transaction which Shareholders should carefully consider before approving each of the Charter Amendment Resolution and the Issuance Resolution:
●	The Exchange Ratio will not be adjusted in the event of any change in either Pershing Gold’s stock price or Americas Silver’s share price.
●
Because the Transaction will be completed after the date of the Meeting, the exact market value of the Americas Silver Common Shares to be issued to holders of Pershing Gold Common Stock will not be known at the time of the Meeting.

●	The Transaction is subject to satisfaction or waiver of a number of conditions.
●	Failure to complete the Transaction could negatively impact the market price of the Americas Silver Common Shares and Americas Silver’s future business and financial results.
●	Interests of certain persons in the Transaction may be different from those of Shareholders.
●	The application of interim operating covenants may restrict Pershing Gold’s or Americas Silver’s ability to pursue certain opportunities.
●	The fairness opinion obtained by the Board from its financial advisor will not reflect subsequent changes.
●
The market price of the Americas Silver Common Shares has been, and may continue to be, volatile, and may affect the aggregate value of the Common Stock Consideration and the Preferred Stock Consideration issued by Americas Silver.

●	Current holders of Americas Silver will have reduced ownership and voting interests in Americas Silver after the Transaction than they currently have.
●	Any delay in completing the Transaction may reduce or eliminate the benefits expected to be achieved thereunder.
●
Uncertainties associated with the Transaction may cause a loss of management personnel and other key employees which could adversely affect the future business and operations following the Transaction.

●	The integration of Americas Silver and Pershing Gold may not occur as planned.
●
Americas Silver and Pershing Gold may not realize the benefits of the Transaction currently anticipated due to challenges associated with integrating the operations, technologies and personnel of Americas Silver and Pershing Gold.

●	The obligations and liabilities of Pershing Gold, some of which may be unanticipated or unknown, may be greater than anticipated, which may diminish the value of Pershing Gold to Americas Silver.
●	Americas Silver’s future results following the Transaction may differ materially from the unaudited pro forma financial information included in this Circular.
●	Additional reporting requirements may apply if Americas Silver loses its status as a “foreign private issuer” under the Exchange Act.
●	Pershing Gold and Americas Silver expect to incur substantial expenses related to the Transaction and the integration of the two companies.

●	Americas Silver may be subject to significant capital requirements and operating risks associated with its expanded operations and its expanded portfolio of growth projects.
●	Labor relations, employee recruitment, retention and pension funding issues may adversely affect Americas Silver’s operations.
●	Americas Silver’s future results will suffer if it does not effectively manage its expanded operations following the Transaction.
●
The market price of Americas Silver Common Shares may be affected by factors different from those affecting Americas Silver Common Shares or Pershing Gold Common Stock prior to the consummation of the Transaction.

●
Americas Silver is an “emerging growth company” and Americas Silver and Pershing Gold cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make Americas Silver Common Shares less attractive to investors.

●	Recent and future changes to U.S. tax laws could materially adversely affect Pershing Gold and Americas Silver.
●	If Americas Silver is, or becomes, a “passive foreign investment company” under the Code, adverse U.S. federal income tax consequences may result for U.S. shareholders of Americas Silver
●
The Transaction is expected to result in an ownership change for Pershing Gold under Section 382 of the Code, potentially limiting the use of Pershing Gold’s net operating loss carryforwards and certain other tax attributes in future years. In addition, Pershing Gold’s ability to use its net operating loss carryforwards may be further limited if taxable income does not reach sufficient levels.

●	The applicable Canadian and U.S. income tax laws may be changed or interpreted in a manner that is adverse to Americas Silver and its securityholders following completion of the Transaction.
●
The issuance of a significant number of Americas Silver Common Shares and resulting “market overhang” could adversely affect the market price of Americas Silver Common Shares after completion of the Transaction.

See “Risk Factors”, starting on page 76.

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES
Unless otherwise indicated, all references in this Circular to “dollar” or the use of the symbol “$” are to the U.S. dollars and all references to “C$” are to the Canadian dollar. Americas Silver’s financial statements incorporated by reference herein are reported in U.S. dollars and are prepared in accordance with IFRS. Pershing Gold’s financial statements incorporated by reference herein are reported in U.S. dollars and are prepared in accordance with U.S. GAAP. The unaudited pro forma financial statements of Americas Silver attached as Appendix “G” to this Circular are reported in U.S. dollars and are prepared in accordance with IFRS.
CURRENCY EXCHANGE RATE INFORMATION
The following tables show, for the periods indicated, information concerning the exchange rate between the Canadian dollar and the U.S. dollar. The data provided in the following tables are expressed in Canadian dollars per U.S. dollar and are based on the average daily exchange rates published by the Bank of Canada for the U.S. dollar. This information is provided solely for your information, and Americas Silver and Pershing Gold do not represent that U.S. dollars could be converted into Canadian dollars at these rates or at any other rate. These rates are not the rates used by Americas Silver in the preparation of its consolidated financial statements included in this Circular.
On September 28, 2018, the last trading day before the Merger Agreement was announced, the average daily exchange rate between the U.S. dollar and the Canadian dollar expressed in Canadian dollars per U.S. dollar as reported by the Bank of Canada was $1.0000 = C$1.2945. On December 4, 2018, the average daily exchange rate as reported by the Bank of Canada was 1.3219 of a Canadian dollar for each one U.S. dollar.
	Period- End Rate(1)	Average Rate(2)	High	Low
Recent Monthly Data
November 2018	1.3301	1.32	1.3302	1.3088
October 2018	1.3142	1.3010	1.3142	1.2803
September 2018	1.2945	1.3037	1.3188	1.2905
August 2018	1.3055	1.3041	1.3152	1.2917
July 2018	1.3017	1.313	1.3255	1.3017
June 2018	1.3168	1.3129	1.331	1.2913
May 2018	1.2948	1.2873	1.302	1.2775
April 2018	1.2836	1.2733	1.2908	1.2552
March 2018	1.2894	1.2932	1.3088	1.2830
February 2018	1.2809	1.2586	1.2809	1.2288
January 2018	1.2293	1.2427	1.2535	1.2293
December 2017	1.2545	1.2771	1.2886	1.2545
November 2017	1.2888	1.2769	1.2888	1.2683
October 2017	1.2893	1.2605	1.2893	1.2472
September 2017	1.2483	1.2283	1.248	1.2128
August 2017	1.2536	1.2605	1.2755	1.2482
July 2017	1.2485	1.2689	1.2982	1.2447

Annual Data (Year ended December 31)
2018 (to December 4)	1.3219	1.2921	1.3310	1.2288
2017	1.2545	1.2986	1.3607	1.2283
2016	1.3336	1.3248	1.4226	1.2818
2015	1.3704	1.2787	1.3704	1.2123
2014	1.1536	1.1045	1.1536	1.0740

(1)
The period-end rate is the noon exchange rate for the Canadian dollar on the last business day of the applicable period, as published by the Bank of Canada, until March 1, 2017, at which point the rate is the average daily rate for the Canadian dollar on the last business day of the applicable period, as published by the Bank of Canada.

(2)
The average rates for the monthly periods were calculated by taking the simple average of the average exchange rates for the Canadian dollar, as published by the Bank of Canada. The average rates for the transition periods and annual periods were calculated by taking the simple average of the noon or average exchange rates on the last business day of each month during the relevant period, as published by the Bank of Canada.

BUSINESS OF THE MEETING
At the Meeting, Shareholders will be asked to consider each of the Charter Amendment Resolution and the Issuance Resolution in the forms set forth in Appendix “A” to this Circular. Shareholders are urged to review the various sections of this Circular when considering the Americas Silver Resolutions. In particular, see “The Transaction” and Appendix “E” to this Circular. For information relating to the impact of the Transaction on Americas Silver, see “Appendix “F” – Information Concerning Americas Silver Following Completion of the Transaction”.
The Charter Amendment Resolution
At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, the Charter Amendment Resolution to authorize the amendment of the articles of incorporation of the Company to create the Americas Silver Preferred Shares. The Charter Amendment Resolution is a special resolution and, accordingly, must be passed by 66⅔% of the votes cast at the Meeting.

The Issuance Resolution
At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, the Issuance Resolution to authorize, approve and adopt the Merger Agreement and all transactions contemplated thereby, including, among other things, the issuance of Americas Silver Common Shares in exchange for all of the issued and outstanding Pershing Gold Common Stock at the Exchange Ratio (as defined below). The Issuance Resolution is an ordinary resolution and, accordingly, must be passed by a simple majority (50% plus one) of the votes cast at the Meeting.
Shares Outstanding
As of the close of business on the Record Date, there were 43,402,434 outstanding Americas Silver Common Shares, each carrying the right to one vote at the Meeting
Board Recommendation
The Board unanimously recommends that Shareholders vote FOR each of the Charter Amendment Resolution and the Issuance Resolution.
THE TRANSACTION
Overview of the Transaction
Under the terms of the Merger Agreement, Merger Sub will merge with and into Pershing Gold, with Pershing Gold continuing as the surviving corporation.
As a result of the Transaction, the separate corporate existence of Merger Sub will cease and Pershing Gold will continue as the surviving corporation of the Merger and will become a wholly-owned subsidiary of Americas Silver.
Holders of shares of Pershing Gold Common Stock, as of the Effective Time, will exchange their shares of Pershing Gold Common Stock for Americas Silver Common Shares. Each share of Pershing Gold Common Stock will be exchanged for 0.715 of an Americas Silver Common Share, referred to as the Common Stock Consideration.
Holders of shares of Series E Preferred Stock, as of the Effective Time, (other than holders of Series E Preferred Stock who have properly and validly exercised and perfected their right to dissent) will receive either Americas Silver Preferred Shares or have their shares converted into Pershing Gold Common Stock and then receive Americas Silver Common Shares. Each share of Series E Preferred Stock will, at the election of the holder, either (i) be converted into the right to receive 461.440 Americas Silver Preferred Shares, or (ii) be converted into the right to receive such number of Americas Silver Common Shares to which the holder would be entitled if the share of Series E Preferred Stock were converted into Pershing Gold Common Stock and then exchanged for Americas Silver Common Shares using the 0.715 exchange ratio described above (referred to as the “Preferred Stock Consideration”).
No fractional shares will be issued, and the number of Americas Silver Common Shares or Americas Silver Preferred Shares, as applicable, issued will be rounded down to the nearest whole number. Following the completion of the Transaction, it is expected that current Pershing Gold Stockholders will own approximately 36.5% of Americas Silver Common Shares (or 40.2% of Americas Silver Common Shares, if all of the holders of Series E Preferred Stock elect to convert such shares into Pershing Gold Common Stock and then exchange these shares for Americas Silver Common Shares pursuant to the Transaction).

Upon the closing of the Transaction, Pershing Gold will cease trading on NASDAQ, the Frankfurt Stock Exchange and the TSX. Americas Silver will continue to trade after the Transaction on the TSX under the symbol “USA”, on the NYSE American under the symbol “USAS” and on the Frankfurt Stock Exchange under the symbol “SZ71.”
Americas Silver Preferred Shares
Under the current Americas Silver Articles, there are no preferred shares authorized for issuance. In order to finance the portion of the Preferred Stock Consideration payable to holders of Series E Preferred Stock who elect to receive Americas Silver Preferred Shares in connection with the Transaction, Americas Silver intends, subject to the requisite approval by Shareholders, to amend the Americas Silver Articles to create a new class of non-voting convertible preferred shares, being the Americas Silver Preferred Shares. Americas Silver may issue up to 4,128,042 Americas Silver Preferred Shares in connection with the Transaction. Under the proposed terms of the Americas Silver Preferred Shares, each Americas Silver Preferred Share is convertible at the holder’s option, without the payment of any additional consideration by the holder thereof, initially into one (1) Americas Silver Common Share (the “Initial Conversion Ratio”), subject to adjustment. The Americas Silver Preferred Shares will be automatically converted into Americas Silver Common Shares at the Conversion Ratio (as defined below), without the payment of any additional consideration by the holder thereof, upon the occurrence of the Automatic Conversion Event (as hereinafter defined).
The Americas Silver Preferred Shares are expected to include the following attributes. The following is a summary and is not intended to be complete and is qualified in its entirety by the full text of the Americas Silver Preferred Share Terms set out as Appendix “B” to this Circular:
(a)
Conversion at the option of the holder - the Americas Silver Preferred Shares are convertible in whole or in part by a holder at the then applicable Conversion Ratio (hereinafter defined), without the payment of any additional consideration by the holder thereof, by tendering to Americas Silver the requisite notice of conversion.

(b)
Conversion Ratio - the Conversion Ratio represents the number of Americas Silver Common Shares which shall be issued to the holder of the relevant Americas Silver Preferred Shares in respect of each Preferred Share upon exercise of the conversion right (the “Conversion Ratio”). The Conversion Ratio in effect on the date of issuance of the Americas Silver Preferred Shares shall be the Initial Conversion Ratio.

(c)
Automatic conversion – Americas Silver Preferred Shares shall automatically be converted into Americas Silver Common Shares at the Conversion Ratio, without the payment of any additional consideration by the holder thereof, upon the occurrence of the Automatic Conversion Event. The automatic conversion of Americas Silver Preferred Shares into Americas Silver Common Shares pursuant to an Automatic Conversion Event shall be deemed made immediately prior to (and conditioned upon) the occurrence of the Automatic Conversion Event, and the person(s) entitled to receive the Americas Silver Common Shares issuable upon such automatic conversion shall be treated for all purposes as the record holder or holders of such Americas Silver Common Shares on such date.

(d)
Voting rights – Subject to the CBCA, the holders of the Americas Silver Preferred Shares shall not be entitled to receive notice of or to attend any meeting of Shareholders or to vote at any such meeting.

(e)
Dividends – Americas Silver shall not declare, pay or set aside any dividends on the Americas Silver Common Shares or any class or series of shares convertible into Americas Silver Common Shares (other than dividends on Americas Silver Common Shares payable in Americas Silver Common Shares) unless the holders of the Americas Silver Preferred Shares then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding Americas Silver Preferred Share in an amount at least equal to the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Americas Silver Common Shares.

(f)
Beneficial Ownership Limitation – Americas Silver shall not affect any conversion of Americas Silver Preferred Shares at the option of the holder, and a holder of Americas Silver Preferred Shares shall not have the right to convert any portion of Americas Silver Preferred Shares held by such holder, to the extent that, after giving effect to the conversion set forth on the applicable notice of conversion, such holder (together with such holder’s Affiliates, and any persons acting as a group together with such holder or any of such holder’s Affiliates) would beneficially own or control in excess of the Beneficial Ownership Limitation (as defined below). For purposes of this limitation, the number of Americas Silver Common Shares beneficially owned or controlled by such holder and its Affiliates shall include the number of Americas Silver Common Shares issuable upon conversion of the Americas Silver Preferred Shares with respect to which such determination is being made, but shall exclude the number of Americas Silver Common Shares which are issuable upon (i) conversion of the remaining, unconverted Americas Silver Preferred Shares beneficially owned by such holder or any of its Affiliates and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of Americas Silver subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by such holder or any of its Affiliates.

(g)
Distribution rights – In the event of the liquidation, dissolution or winding up of Americas Silver, or any return of capital, or any other distribution of assets of Americas Silver among the Shareholders for purposes of winding up its affairs, whether voluntary or involuntary, the Americas Silver Preferred Shares shall rank pari passu with the Americas Silver Common Shares.

(h)
Anti-dilution – In the event the Americas Silver Preferred Shares or the Americas Silver Common Shares are at any time subdivided, consolidated or changed into a greater or lesser number of shares of the same or another class, an appropriate adjustment shall be made in the rights and conditions attached to the Americas Silver Preferred Shares so as to maintain the relative rights of the holders of such shares, and Americas Silver shall promptly deliver to each holder of record of Americas Silver Preferred Shares a notice setting forth the applicable adjustment.

For the purposes of this section, “Americas Silver Preferred Shares” the following words and phrases shall have the following meanings:
“Affiliate” has the meaning ascribed to it on the date hereof in Rule 405 under the Securities Act.

“Automatic Conversion Event” means the first to occur of:
(a)	there being no holder of Americas Silver Preferred Shares whose Fully Diluted Ownership Percentage equals or exceeds five percent (5%); and
(b)	the consummation of a Change of Control;
“Beneficial Ownership Limitation” shall be 4.99% of the number of Americas Silver Common Shares outstanding immediately after giving effect to the issuance of Americas Silver Common Shares issuable upon conversion of the Americas Silver Preferred Shares held by the applicable holder, provided that a holder of the Americas Silver Preferred Shares may, upon not less than 61 days’ prior written notice, increase or decrease the Beneficial Ownership Limitation applicable to its Americas Silver Preferred Shares.
“Change of Control” means, in relation to Americas Silver:
(a)
a merger, amalgamation, arrangement or other transaction or series of related transactions resulting in the combination of Americas Silver with or into another entity, where the holders of Americas Silver Common Shares immediately prior to any such transaction, directly or indirectly, do not continue to hold more than a 50% voting interest in (i) the continuing or surviving entity immediately following such transaction, or (ii) if the continuing or surviving entity is a wholly-owned subsidiary of another person immediately following such transaction, the controlling person of such continuing or surviving entity;

(b)	the sale, lease, license, transfer or other disposition of all or substantially all of Americas Silver assets (other than to an affiliate of Americas Silver); or
(c)
a transaction, or series of related transactions, as a result of which any person or group of affiliated persons becomes the beneficial owner, directly or indirectly, of securities of Americas Silver representing at least 50% of the total voting power represented by Americas Silver’s then outstanding voting securities.

“Fully Diluted Ownership Percentage” means, with respect to any holder of Americas Silver Preferred Shares, as of any date of determination, an amount, expressed as a percentage, equal to the sum of (A) the number of Americas Silver Common Shares such holder would be entitled to receive if all of such holder’s Americas Silver Preferred Shares were converted into Americas Silver Common Shares on such date at the Conversion Ratio and (B) the number of Americas Silver Common Shares held by such holder on such date divided by the sum of (A) the aggregate number of Americas Silver Common Shares issuable upon conversion into Americas Silver Common Shares of all Americas Silver Preferred Shares outstanding on such date and (B) the aggregate number of Americas Silver Common Shares outstanding on such date.
The Americas Silver Preferred Shares will not be listed on any exchange but will be freely transferable at the option of a holder (subject only to applicable securities laws limitations). The holders of the Americas Silver Preferred Shares shall not have the right to vote at any meeting of shareholders except as otherwise required by the CBCA, by law or as may be required by an order of a court of competent jurisdiction.
The Transaction cannot be completed unless Shareholders approve each of the Charter Amendment Resolution and the Issuance Resolution.
Background to the Transaction
The Merger Agreement is the result of arm’s length negotiations between representatives of Americas Silver and Pershing Gold and their respective legal and financial advisors. The following is a summary description of the background, including meetings and deliberations, leading up to the announcement of the Transaction, as well as a summary of the alternatives to the Transaction that were considered by the Pershing Gold board of directors.

The Board and the senior management team of Americas Silver regularly discuss opportunities intended to enhance value for Shareholders. As part of its strategic planning process, Americas Silver’s management regularly considers and evaluates business and strategic opportunities, including reviewing the activities and assets of other mining, development and exploration companies to identify and investigate prospective transactions that could complement Americas Silver’s existing operations, development and operating expertise and capabilities and support its strategic growth plans.  In connection with the foregoing, Americas Silver regularly discusses such matters with financial advisors, including Trinity Capital Partners (“Trinity”) to, among other things, review potential acquisition opportunities.  Americas Silver verbally engaged Trinity on September 5, 2018 to provide advisory services in respect of the Transaction, and subsequently entered into a formal advisory engagement in respect of the Transaction effective September 28, 2018.
Likewise, the Pershing Gold board of directors, including Pershing Gold’s Chief Executive Officer, regularly reviews and considers various strategic alternatives available to Pershing Gold, including, from time to time, whether the continued execution of Pershing Gold’s strategy as a stand-alone company or the possible sale of Pershing Gold to, or a combination of Pershing Gold with, a third party would offer the best avenue to maximize stockholder value.
Americas Silver understands that significant efforts were made by Pershing Gold during the past five years to obtain sufficient financing in order to bring the Relief Canyon project into production.  Based on a preliminary feasibility study and subsequent full feasibility study for the Relief Canyon project, Pershing Gold estimated that it would require approximately $35 million in initial capital expenditures and working capital expenses in order to begin production.  Since the beginning of 2014, Pershing Gold contacted numerous potential financing sources, and ultimately entered into non-disclosure agreements with approximately 14 counterparties.
The respective management teams of Americas Silver and Pershing Gold first met one another in September 2017 at the Precious Metals Summit in Beaver Creek, Colorado. Americas Silver’s representatives included its Chairman, its Chief Executive Officer and its Chief Legal Officer and Pershing Gold was represented by its Chief Executive Officer.  These discussions resulted in the execution by the parties of a Non-Disclosure and Standstill Agreement on September 28, 2017 (the “Pershing Gold/Americas Silver NDA”) in order to facilitate mutual due diligence and further discussions regarding a possible business combination.  Following the execution of the Pershing Gold/Americas Silver NDA, Americas Silver conducted an initial review of certain technical information made available by Pershing Gold. Based on this preliminary analysis, management of Americas Silver concluded that a potential business combination remained an attractive opportunity for strategic growth and asset diversification and should be assessed further.  The parties did not significantly advance discussions at that time or come to any agreement regarding the terms of a potential transaction.
Americas Silver understands that in June 2017, a Canadian investment bank (the “Initial Pershing Gold Advisor”) introduced Pershing Gold to a publicly-traded junior mining company (“Company A”). Pershing Gold signed a non-disclosure and standstill agreement with Company A, which immediately began due diligence activities.  In late 2017, Company A ceased due diligence activities and terminated consideration of a potential transaction. In July 2018, Company A contacted the Initial Pershing Gold Advisor and re-engaged with Pershing Gold with respect to a potential transaction.  The parties signed a new non-disclosure agreement that same month.

In July 2018, Americas Silver’s Chief Executive Officer was contacted by an investment bank regarding Pershing Gold.  The investment bank facilitated a discussion in July 2018 between Americas Silver’s Chief Executive Officer and the Significant Stockholder, who is Pershing Gold’s largest stockholder and who was at that time a member of the Pershing Gold board of directors, regarding the recently released feasibility study for the Relief Canyon mine and the general prospects for Pershing Gold.  Americas Silver renewed its review of Pershing Gold’s data room materials, management for Pershing Gold and Americas Silver had further discussions at this time and Americas Silver undertook further due diligence on the Relief Canyon project.  Americas Silver’s activities continued into August 2018, with Americas Silver conducting additional due diligence and evaluation of Pershing Gold.  Multiple due diligence conference calls involving management personnel and external consultants of Pershing Gold and Americas Silver were held in late August 2018.  On August 24, 2018, Americas Silver’s Chief Executive Officer and Pershing Gold’s Chief Executive Officer discussed Americas Silver’s due diligence efforts and other matters.  No discussion was held regarding the potential terms of a transaction.  The Board was provided updates by management at meetings held in late August 2018 and early September 2018 at which the Board authorized management to pursue the evaluation, and negotiation of a potential transaction with Pershing Gold.
On August 29, 2018, the Significant Stockholder resigned from the Pershing Gold board of directors, effective immediately.
Also on August 29, 2018, Pershing Gold’s management informed a private investor, Americas Silver, Trinity, and all other parties with access to the Pershing Gold data room, that Pershing Gold was suspending further discussions regarding any potential transaction.
Americas Silver understands that numerous conversations were held among Pershing Gold’s management and management for Company A over the course of the first two weeks of September 2018, including discussions regarding due diligence matters, the transition of employees at Relief Canyon and the terms of definitive agreements.
On September 8, 2018, Pershing Gold’s Chief Executive Officer received a telephone call from a representative of Trinity. During that call, the Trinity representative indicated that Americas Silver wished to make a proposal to acquire Pershing Gold and would like to meet to discuss.  That same day, Pershing Gold’s Chief Executive Officer advised Trinity it was unable to discuss any proposal from Americas Silver at that time.
On September 10, 2018, the chairman of the Board sent an email to Pershing Gold’s Chief Executive Officer to request a meeting to discuss a potential transaction.  Pershing Gold’s Chief Executive Officer declined to meet at that time.
A meeting occurred in New York on September 11, 2018 between Americas Silver’s Chief Executive Officer and the Significant Stockholder, who was no longer a member of the Pershing Gold board of directors.  This meeting was also attended by a representative of Trinity.  During this meeting, Americas Silver and the Significant Stockholder discussed Pershing Gold.
On September 12, 2018, the Initial Pershing Gold Advisor advised Pershing Gold that it was withdrawing from its proposed engagement as the financial advisor to Pershing Gold.  Over the course of the next two days, Pershing Gold’s Chief Executive Officer contacted several firms to discuss an engagement to provide advisory services and render a fairness opinion to Pershing Gold in connection with a potential transaction.
Also, on September 12, 2018, the Pershing Gold board of directors and its legal counsel held a meeting to receive an update on the proposed transaction with Company A.

On September 13, 2018, Pershing Gold’s Chief Executive Officer spoke to the chairman of Americas Silver to inform him that he was unable to meet with him to discuss Americas Silver’s proposal.
On September 14, 2018, Americas Silver’s Chief Executive Officer sent to Pershing Gold’s Chief Executive Officer by e-mail a draft of an unsolicited non-binding letter of intent for the acquisition of Pershing Gold in exchange for shares of Americas Silver.  Pershing Gold’s Chief Executive Officer acknowledged receipt of the email but did not otherwise engage in discussions regarding the proposal.
Also on September 14, 2018, the Significant Stockholder and Pershing Gold’s Chief Executive Officer had a telephone call during which the Significant Stockholder noted that he had a meeting earlier that week with Americas Silver.
On September 19, 2018, Pershing Gold executed a mutual non-disclosure agreement with the Significant Stockholder in order to enable them to share information regarding their discussions with Americas Silver.
On the morning of September 20, 2018, representatives of Americas Silver and Pershing Gold, who were already present at the Precious Metals Summit in Beaver Creek, Colorado, met in person to discuss a potential transaction.  Later that morning, they were joined by their respective financial advisors.  Americas Silver provided Pershing Gold with a presentation which contained indicative terms outlining an all-share premium acquisition by Americas Silver (including all Series E Preferred Stock), which would not be subject to financing or due diligence conditions, along with the terms of a proposed convertible loan to be provided to Pershing Gold in order to provide it with interim period working capital financing to address its near-term working capital requirements, including permit advancements, ongoing property maintenance and corporate requirements.  The parties reconvened in the afternoon of September 20, 2018 for further discussions.
On September 21, 2018, several discussions took place among the principals and financial advisors of Americas Silver and Pershing Gold, where further terms were discussed, including those contained in a non-binding letter of intent and indicative term sheet (the “Letter of Intent”), delivered by Americas Silver, which Americas Silver advised it would be willing to immediately execute.  Over the course of that day the terms of the Letter of Intent were negotiated by the parties and their respective advisors.
On September 20 and 21, 2018, representatives of Canaccord Genuity, LLC (“Canaccord”), Pershing Gold’s financial adviser, spoke with representatives of Company A, who advised Canaccord that Company A would not improve their proposal for the acquisition of Pershing Gold.  The financial advisors also spoke with two other parties who had previously expressed interest in the Relief Canyon project, but neither of them expressed the ability or meaningful interest in making a proposal to acquire Pershing Gold.
On September 20 and 21, 2018, Pershing Gold’s Chief Executive Officer spoke separately with each of the members of the Pershing Gold board of directors regarding the proposed Letter of Intent and the status of negotiations with Americas Silver.  Based on the feedback received from those discussions, and after consultation with Pershing Gold’s legal and financial advisors, Pershing Gold agreed to sign the Letter of Intent and enter into a period of exclusive negotiations.  The Letter of Intent, which contained the outline of terms for the Merger Agreement and the convertible loan and an exclusivity period until September 28, 2018, was signed on September 21, 2018.  In addition, representatives of Americas Silver had discussions with the Significant Stockholder to discuss the terms of an unconditional voting support agreement in favour of the proposed transaction between Americas Silver and Pershing Gold.

Between September 21 and 28, 2018, senior executives of both parties and their lawyers convened multiple meetings and phone calls to discuss certain due diligence matters and finalize the terms of the transaction.  On September 27, 2018, senior executives of both parties convened in person in Denver.  The Merger Agreement and the convertible loan and the issuance of the Pershing Gold Debenture were negotiated, though not finalized.  During the week commencing September 24, 2018 those documents and others, such as the Pershing Gold D&O Support Agreements, the Americas Silver D&O Support Agreements, and the Significant Stockholder Support Agreement, were finalized prior to signing.
During this time, Americas Silver finalized a C$5.5 million short-term secured convertible loan with Trinity and Pierre Lassonde in order to fund the proposed convertible loan to Pershing Gold. See “The Transaction – Financing Debentures”.
On September 23, 2018, a financial advisor was formally engaged by Americas Silver in order to provide it with a fairness opinion in respect of the consideration to be paid in connection with the proposed Transaction.
The Board met on September 28, 2018 to consider the transaction merits and parameters including the acquisition exchange ratio and the proposed terms of the Merger Agreement and the convertible loan. Prior to the final Americas Silver board meeting on that date, final presentation materials concerning the proposed acquisition had been circulated to the individual members of the Board. The Board also had reference to the proposed forms of the Merger Agreement, the convertible loan to Pershing Gold and the related Pershing Gold Debenture, the loan agreement with Trinity and the related Financing Debenture, the Pershing Gold D&O Support Agreements, the Americas Silver D&O Support Agreements, and the Significant Stockholder Support Agreement, and other related documentation. Having discussed the matters at hand, having regard to the best interests of Americas Silver and the Shareholders, and following the receipt of legal and financial advice, including the oral opinion from Americas Silver’s financial advisor that the proposed transaction was fair, from a financial point of view, to Shareholders, the Board unanimously determined that the Transaction was in the best interests of Americas Silver and determined to unanimously support the entry into the Merger Agreement, Pershing Gold D&O Support Agreements, the Significant Stockholder Support Agreement, the Americas Silver D&O Support Agreements, the making of the convertible loan to Pershing Gold, and the entry into the convertible loan with Trinity and related matters.  The exchange ratio was formally agreed to by the parties after market close on September 28, 2018, with the support of Board.
The Pershing Gold board of directors met on September 28, 2018 to consider the transaction merits and parameters including the acquisition exchange ratio and the proposed terms of the Merger Agreement and convertible loan with Pershing Gold.  Prior to the board meeting, final presentation materials concerning the proposed Transaction, including a financial presentation from Canaccord, a summary of the legal and technical due diligence investigation completed on behalf of Pershing Gold, and a summary of the proposed agreements, had been circulated to the members of the board. The Pershing Gold board of directors also received drafts of the Merger Agreement, the Pershing Gold Debenture and the Pershing Gold D&O Support Agreements and other related documentation.  Following discussion by the Pershing Gold board of directors, including separate deliberation by the independent directors of the board, and following the receipt of legal and financial advice, including the oral opinion from Canaccord that the Common Stock Consideration to be issued to the holders of Pershing Gold Common Stock under the proposed transaction was fair, from a financial point of view, to the holders of Pershing Gold Common Stock, the Pershing Gold board of directors unanimously determined that the Transaction was in the best interests of Pershing Gold and the holders of Pershing Gold Common Stock and determined to unanimously support the entry into the Merger Agreement and the convertible loan to Pershing Gold and to recommend the approval of the Transaction to its stockholders. The exchange ratio was formally agreed to by the parties after market close on September 28, 2018, with the support of the Pershing Gold board of directors.

The Merger Agreement, the convertible loan to Pershing Gold evidenced by the Pershing Gold Debenture, the Pershing Gold D&O Support Agreements, the Significant Stockholder Support Agreement, and the Americas Silver D&O Support Agreement were then executed after the close of markets on September 28, 2018, although certain of the Americas Silver D&O Support Agreements and Pershing Gold D&O Support Agreements were not formally executed until September 29 or 30. In addition, the Significant Stockholder Support Agreement was finalized between Americas Silver and the Significant Stockholder and executed after the close of markets on September 28, 2018. The Merger Agreement, the Pershing Gold D&O Support Agreements, the Americas Silver D&O Support Agreements, the Significant Stockholder Support Agreement and the Pershing Gold Debenture were publicly announced by a joint press release by Americas Silver and Pershing Gold on the evening of Sunday, September 30, 2018, before markets opened on October 1, 2018.  Americas Silver and Pershing Gold held a joint conference call and webcast on October 1, 2018 at 8:30 a.m. (Toronto time) to discuss, among other things, the merger.
Reasons for the Transaction
The Board has unanimously determined that the Merger Agreement and the transactions contemplated thereby are advisable and in the best interests of Americas Silver and the Shareholders.
Factors Considered by the Board
In reaching its decision to approve the Transaction and its recommendation that Shareholders vote for each of (i) the Charter Amendment Resolution and (ii) the Issuance Resolution, the Board considered the positive results of the due diligence review conducted by management and Americas Silver’s financial, technical and legal advisors, as well as the following background and attributes:
●
Diversified portfolio of precious metal assets in the Americas: The Transaction combines two producing polymetallic mines in Mexico and Idaho that are expected to produce approximately 7.0 million silver equivalent ounces with an attractive shovel-ready, precious metal development project in Nevada with the potential, demonstrated by a feasibility study, to add approximately 91,000 gold ounces annually.

●
Enhanced growth and scale:  Near-term precious metal production growth from Relief Canyon and Zone 120 and ongoing ramp-up at the San Rafael mine is expected to meaningfully improve production and cash flow in 2020 and beyond.

●
Proven management team and board of directors for Americas Silver:  Americas Silver will have a management team and a board of directors with demonstrated experience in financing, acquiring, building and operating open pit and underground mines.

●
Strong financial position:  Upon completion of the Transaction, Americas Silver expects to receive increasing cash flow generation from the San Rafael mine and greater access to capital to fund the development of Relief Canyon.

●
Enhanced capital markets profile: Upon completion of the Transaction, Americas Silver is expected to appeal to a broader institutional shareholder base, increase research coverage, and improve share trading liquidity.

●
Compelling value proposition: The Board and management believe that, upon completion of the Transaction, Americas Silver will have a leading leverage profile among junior precious metal equities and attractive relative valuation to support a potential future re-valuation.

●
Receipt of expert advice and fairness opinion:  The Board retained and received advice from experienced and qualified financial and legal advisors to assist in evaluating, negotiating and recommending the terms of the Transaction and the Merger Agreement. In addition, Americas Silver’s financial advisor has provided a fairness opinion to the Board to the effect that, as of September 28, 2018, and subject to the assumptions, limitations and qualifications set out in the fairness opinion delivered to the Board, the Transaction is fair, from a financial point of view, to Shareholders.

●
Alternatives to the Transaction:  Prior to entering into the Merger Agreement, Americas Silver regularly evaluated business and strategic opportunities with the objective of maximizing shareholder value in a manner consistent with the best interests of Americas Silver. The Board, with the assistance of financial and legal advisors, assessed the alternatives reasonably available to Americas Silver and determined that the Transaction represents the best current prospect for maximizing shareholder value.

●
Current conditions of the parties were considered:  The respective financial condition, results of operations, businesses, plans and prospects of Americas Silver and Pershing Gold and current industry, economic, market and regulatory conditions were considered.

●
Likelihood of the Transaction being completed:  The likelihood of the Transaction being completed is considered by the Board to be high, in light of the absence of significant closing conditions outside the control of Americas Silver (other than the requisite approvals of Shareholders, the requisite approvals of Pershing Gold Stockholders and clearance by CFIUS) and the Pershing Gold D&O Support Agreements.

●
Unanimous board approvals and support of both boards of directors, certain officers and the Significant Stockholder: The boards of directors of both companies have unanimously recommended support for the Transaction. Additionally, the Significant Stockholder Support Agreement in favour of the Transaction, representing support for the Transaction of approximately 31% of the outstanding shares of Pershing Gold Common Stock and 87% of the outstanding shares of Series E Preferred Stock.

A number of these anticipated benefits and factors are based on various assumptions and are subject to various risks. See the sections of this Circular entitled “Forward-Looking Statements” at page 15 and “Risk Factors” at page 30.
The Board also considered potential uncertainties, risks and adverse factors associated with the Transaction, including, among other things:
●
as a result of the issuance of the Americas Silver Common Shares and the Americas Silver Preferred Shares in connection with the Transaction, Shareholders will experience a significant degree of dilution in their ownership of Americas Silver which could adversely impact the market price of Americas Silver Common Shares;

●
Americas Silver may not realize the benefits currently anticipated by Americas Silver due to challenges associated with integrating the properties, operations and personnel of Americas Silver and Pershing Gold and may be subject to significant operating risks associated with its expanded operations and portfolio of projects;

●
the completion of the Transaction is subject to several conditions that must be satisfied or waived, including Pershing Gold Stockholder approval, Shareholder approval, obtaining CFIUS clearance, and satisfaction of governmental or regulatory conditions, including TSX, NASDAQ and NYSE American approvals;

●
the Merger Agreement may be terminated by Americas Silver or Pershing Gold in certain circumstances, in which case a termination fee of $4.0 million or, in certain limited circumstances a $600,000 as expense reimbursement, may be payable by Pershing Gold; and

●
if the Transaction is not completed, Americas Silver (and the market price for Americas Silver Common Shares) may be adversely affected due to potentially negative market perceptions, including the risk that the Financing Debentures (as defined below under the heading “The Transaction – Financing Debentures” at page 70) will be accelerated.

The foregoing summary of the information and factors considered by the Board is not, and is not intended to be, exhaustive. In view of the variety of factors and the amount of information considered in connection with its evaluation of the Transaction, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to specific factors in reaching its conclusions and recommendations. The recommendations of the Board were made after consideration of all of the above-noted factors and in light of their collective knowledge of the business, financial condition and prospects of Pershing Gold, and were also based upon the advice of financial and legal advisors. In addition, individual directors of Americas Silver may have assigned different weights to different factors.
After careful consideration of the Transaction, including the rationale set forth in “The Transaction – Reasons for the Transaction”, beginning at page 43 , the Board has unanimously determined that entering into the Merger Agreement and completing the Transaction, on the terms and conditions set out in the Merger Agreement, is in the best interests of Americas Silver and the Shareholders.
The directors and officers of Americas Silver and their associates beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of 324,554 Americas Silver Common Shares, representing approximately 0.75% of the outstanding Americas Silver Common Shares. Each of the directors and certain officers of Americas Silver who beneficially own Americas Silver Common Shares have entered into the Americas Silver D&O Support Agreements with Pershing Gold, pursuant to which such directors and officers have agreed to vote all of their Americas Silver Common Shares FOR each of (a) the special resolution authorizing the amendment of the Americas Silver Articles to create the Americas Silver Preferred Shares and (b) the ordinary resolution authorizing and approving the Merger Agreement and all transactions contemplated thereby, including the acquisition of the Pershing Gold Common Stock in exchange for Americas Silver Common Shares.
Americas Silver Fairness Opinion
On September 27, 2018, Americas Silver entered into an engagement letter (the “Clarus Agreement”) with Clarus pursuant to which Americas Silver retained Clarus to act as its independent financial advisor and to provide the Board with the Americas Silver Fairness Opinion. At a meeting held on September 28, 2018, Clarus provided the Board with a verbal opinion, subsequently confirmed in writing to the Board, to the effect that, based upon and subject to the various assumptions, limitations and qualifications contained therein, the Transaction is fair, from a financial point of view, to Americas Silver and Shareholders.

The full text of the Americas Silver Fairness Opinion, which sets forth, among other things, the assumptions made, information reviewed and matters considered, and limitations and qualifications on the review undertaken in connection with the opinion, is attached as Appendix “C” to this Circular. The Americas Silver Fairness Opinion is not intended to be and does not constitute a recommendation to Shareholder as to how to vote or act at the Meeting. The Americas Silver Fairness Opinion was one of a number of factors taken into consideration by the Board in considering the Transaction. This summary of the Americas Silver Fairness Opinion is qualified in its entirety by reference to the full text of the Americas Silver Fairness Opinion. Shareholders are urged to read the Americas Silver Fairness Opinion in its entirety.
The Americas Silver Fairness Opinion was rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date of the Americas Silver Fairness Opinion and the conditions, prospects, financial and otherwise, of Americas Silver and Pershing Gold, as applicable, as they are reflected in the information and documents reviewed by Clarus and as they were presented to Clarus. Subsequent developments may affect the Americas Silver Fairness Opinion. Clarus has disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting the Americas Silver Fairness Opinion which may come or be brought to the attention of Clarus after the date of the Americas Silver Fairness Opinion.
Clarus received a fee of C$25,000 upon execution of the Clarus Agreement and an additional C$75,000 upon completion or delivery of the Americas Silver Fairness Opinion to the Board. Americas Silver has also agreed to reimburse Clarus for reasonable out-of-pocket expenses incurred in connection with the Americas Silver Fairness Opinion. The fees paid to Clarus were neither contingent on the conclusions reached in the Americas Silver Fairness Opinion, nor upon the outcome of the Transaction.
Recommendation of the Board
The Board unanimously recommends that Shareholders vote FOR each of the Charter Amendment Resolution and the Issuance Resolution.
The Transaction cannot be completed unless each of the Charter Amendment Resolution and the Issuance Resolution are duly approved by Shareholders at the Meeting.
The Merger Agreement
The following summary describes the material provisions of the Merger Agreement. The provisions of the Merger Agreement are complicated and not easily summarized. This summary may not contain all of the information about the Merger Agreement that is important to you.
The Merger Agreement is attached as Appendix “H” and is available under Americas Silver’s SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov/edgar. The Merger Agreement contains representations and warranties by each of the parties to the Merger Agreement. These representations and warranties were made solely for the benefit of the other parties to the Merger Agreement and (1) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (2) may apply contract standards of “materiality” that are different from “materiality” under applicable securities laws; and (3) were made only as of the date of the Merger Agreement or such other date or dates as may be specified in the Merger Agreement.
Accordingly, the representations and warranties and other provisions of the Merger Agreement should not be read alone, but instead should be read together with the information provided elsewhere in this Circular.
This summary is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached as Appendix “H” and is available under Americas Silver’s SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov/edgar. Americas Silver encourages you to read the Merger Agreement carefully in its entirety for a more complete understanding of the Merger Agreement.

General; The Transaction
At the Effective Time, upon the terms and subject to the conditions of the Merger Agreement and in accordance with the Nevada Revised Statutes (“NRS”), Merger Sub, a wholly-owned subsidiary of Americas Silver, will merge with and into Pershing Gold, and the separate corporate existence of Merger Sub will cease. Pershing Gold will continue as the surviving corporation and as a wholly-owned subsidiary of Americas Silver.
When the Transaction Becomes Effective
If Shareholders approve each of the Charter Amendment Resolution and the Issuance Resolution and if Pershing Gold Stockholders approve the Transaction, the parties intend to close the Transaction on or about the date that is three business days following satisfaction or waiver of the conditions to closing of the Transaction set out in the Merger Agreement or such other time as Americas Silver and Pershing Gold agree.
The parties will file articles of merger with the Secretary of State of the State of Nevada at the closing of the Transaction. The merger will become effective when the articles of merger are duly filed with the Secretary of State of the State of Nevada or at a later date and time as Pershing Gold and Americas Silver agree and specify in the articles of merger.
Consideration to be Issued Pursuant to the Transaction
The Merger Agreement provides that, at the Effective Time each issued and outstanding share of Pershing Gold Common Stock (other than shares of Pershing Gold Common Stock owned by Pershing Gold as treasury shares or otherwise or by Americas Silver or any of its subsidiaries, including Merger Sub, which will automatically be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor), will be automatically converted into the right to receive 0.715 of an Americas Silver Common Share for each share of Pershing Gold Common Stock (the “Exchange Ratio”).
The Merger Agreement also provides that, at the Effective Time each issued and outstanding share of Series E Preferred Stock, will be, at the election of the holder thereof, either: (A) converted into the right to receive four hundred sixty-one and 440/1000ths (461.440) new non-voting Americas Silver Preferred Shares per share of Series E Preferred Stock held, or (B) converted into the right to receive such number of Americas Silver Common Shares to which such holder of Series E Preferred Stock would be entitled to receive if such share of Series E Preferred Stock  were converted into shares of Pershing Gold Common Stock and then converted into Americas Silver Common Shares in accordance with immediately preceding paragraph.
The Exchange Ratio will be adjusted to reflect any stock dividend, distribution, subdivision, reorganization, reclassification, recapitalization, split, reverse split, combination, readjustment or exchange of shares (including by issuance of derivative securities or other rights to acquire Pershing Gold Common Stock or Americas Silver Common Shares, as applicable) having a record date after the date of the Merger Agreement and prior to the completion of the Transaction.
Upon conversion in the Transaction as described above, all of the shares of Pershing Gold Stock will be retired, will cease to be outstanding and will automatically be cancelled, and the holder of a certificate that, immediately prior to the Effective Time, represented shares of Pershing Gold stock, will cease to have any rights with respect thereto, except the right to receive, upon the surrender of the certificate, the Americas Silver Common Shares or Americas Silver Preferred Shares, as applicable, as described above, without interest, together with any dividends, if applicable.

Treatment of Pershing Gold Options
At the Effective Time, each outstanding Pershing Gold Option, whether vested or unvested, will automatically be cancelled and converted into the right to receive (without interest) 0.715 of an Americas Silver Common Share for each share of Pershing Gold Common Stock which would have been issued upon the exercise of the applicable Pershing Gold Option. Any Pershing Gold Option that has an exercise price per share that is greater than or equal to the fair market value on the closing date of the Transaction will be cancelled at the Effective Time for no consideration or payment.
Promptly following the Effective Time, Americas Silver will deliver to each holder of Pershing Gold Options the number of Americas Silver Common Shares, if any, to which such holder is entitled in respect of his, her or its Pershing Gold Options, based on the Exchange Ratio.
Treatment of Pershing Gold RSUs
At the Effective Time, each outstanding Pershing Gold RSU, whether vested or unvested, will automatically be cancelled and converted into the right to receive 0.715 of an Americas Silver Common Share for each share of Pershing Gold Common Stock underlying such Pershing Gold RSU.
Promptly following the Effective Time, Americas Silver will deliver to each holder of Pershing Gold RSUs at the Effective Time, 0.715 of an Americas Silver Common Share for each share of Pershing Gold Common Stock underlying such holder’s Pershing Gold RSUs.
Treatment of Pershing Gold Warrants
Pursuant to the Merger Agreement, Pershing Gold shall, to the extent permitted by the terms of the Pershing Gold Warrants, require the holder of each Pershing Gold Warrant to exercise the Pershing Gold Warrant prior to the closing date of the Transaction, and if the Pershing Gold Warrant is not exercised, the Pershing Gold Warrant shall terminate. If a Pershing Gold Warrant does not permit the treatment outlined in the foregoing sentence, then the applicable Pershing Gold Warrants shall in accordance with their terms be exchanged for warrants of Americas Silver having economically equivalent terms in accordance with the terms of the applicable Pershing Gold Warrant, such that the holder of the applicable Pershing Gold Warrant shall be entitled to receive, in lieu of shares of Pershing Gold Common Stock to which such holder was theretofore entitled upon such exercise and for the consideration payable therefor, the number of Americas Silver Common Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Transaction if, immediately prior to the closing date of the Transaction, such holder had been the registered holder of the number of shares of Pershing Gold Common Stock to which such holder would have been entitled if such holder had exercised such holder’s Pershing Gold Warrants immediately prior to the Effective Time.
Each Substituted Warrant shall, consistent with the terms of the Pershing Gold Warrants, contain appropriate provisions such that the provisions of each Substituted Warrant (including the exercise period and the exercise price and provision for adjustment of the exercise price) shall thereafter be maintained in each such replacement warrant as nearly equivalent as may be practicable in relation to such Pershing Gold Warrant. From and after the Effective Time, Americas Silver will comply with all of the terms and conditions set forth in each such replacement warrant.

No Fractional Shares
No fractional Americas Silver Common Shares will be issued to holders of Pershing Gold Common Stock or Series E Preferred Stock, as applicable, in connection with the Transaction. The total number of Americas Silver Common Shares to be issued to any holder of shares of Pershing Gold Common Stock will, without additional compensation, be rounded down to the nearest whole Americas Silver Common Share or Americas Silver Preferred Share, as applicable, in the event that a holder of shares of Pershing Gold Common Stock is entitled to a fractional share upon conversion of Pershing Gold Common Stock.
Dissenter’s Rights
Pursuant and subject to the NRS, certain shares of Series E Preferred Stock which were outstanding on the date for the determination of the holders of Series E Preferred Stock entitled to vote at the special meeting of Pershing Gold Stockholders and which are voted against the Transaction and which the applicable holders of Series E Preferred Stock demands that Pershing Gold purchase their shares at the fair value, will not be converted into or represent the right to receive Americas Silver Preferred Shares pursuant to the Merger Agreement, but instead will be entitled to have their shares of Series E Preferred Stock purchased for cash at their value as agreed upon or as determined in accordance with the NRS.
Under the NRS, holders of Series E Preferred Stock can lose the right to demand and perfect the foregoing dissenter’s right.
Representations and Warranties
Pershing Gold has made customary representations and warranties in the Merger Agreement to Americas Silver and Merger Sub, including, among other things, as to:
●	the corporate organization and valid existence, power to conduct business, qualification and good standing of Pershing Gold and its subsidiaries;
●	the validity of organizational documents and minutes and absence of a material breach of the organizational documents;
●	the capitalization of Pershing Gold;
●	Pershing Gold’s corporate authority to enter into and carry out the obligations under the Merger Agreement and the enforceability of the Merger Agreement against Pershing Gold;
●	the requirement of Pershing Gold and its subsidiaries to obtain authorizations, consents and approvals in connection with the Transaction;
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the absence of a conflict with any of Pershing Gold’s and its subsidiaries’ applicable articles of incorporation, by-laws, or any laws or the creation of any liens or payment obligations as a result of the Transaction;

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Pershing Gold’s compliance with applicable laws and regulations, including anti-bribery and money-laundering laws, except for any non-compliance that would not, individually or in the aggregate, have a material adverse effect;

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Pershing Gold’s holding of permits necessary to conduct its business and operations, except for any permits for which the failure to obtain or hold would not, individually or in the aggregate, have a material adverse effect, and compliance with the terms thereof;

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Pershing Gold’s compliance, in all material respects, of documents filed by it with all applicable requirements of the NASDAQ, TSX, U.S. Securities Act, the U.S. Exchange Act, and applicable Canadian securities laws, as the case may be, and the applicable rules and regulations promulgated thereunder and the material accuracy and completeness of the information in those documents;

●	Pershing Gold’s reporting issuer status;
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Pershing Gold’s financial statements, absence of undisclosed liabilities, internal controls and disclosure controls and procedures, derivative transactions, off-balance sheet arrangements and compliance, in all material respects, with the Sarbanes-Oxley Act;

●	the absence of any material adverse effect and other selected changes since December 31, 2017;
●	employee and benefits matters;
●	material contracts;
●	the absence of material litigation;
●	environmental matters;
●	real property and personal property;
●	mining claims;
●	technical reports and compliance, in all material respects, with NI 43-101;
●	tax matters;
●	data privacy and security;
●	intellectual property;
●	insurance;
●	the material accuracy and completeness of the information (i) contained in Pershing Gold’s proxy statement and (ii) supplied for use in the Form F-4 filed with the SEC;
●	insolvency;

●	restrictions on business activities of Pershing Gold and its subsidiaries;
●	aboriginal matters;
●	the absence of any brokers’ and other transaction fees, other than as disclosed to Americas Silver;
●	the fairness opinion to the Pershing Gold board of directors;
●	the approval of the Transaction by the Pershing Gold board of directors;
●	the absence of any material transactions with related parties, interested parties and joint actors of Pershing Gold;
●	the presence of assets or revenues in Canada; and
●	access to information.

The Merger Agreement also contains representations and warranties made by Americas Silver and Merger Sub to Pershing Gold, including, among other things, as to:

●	the corporate organization and valid existence, power to conduct business, qualification and good standing of Americas Silver and its subsidiaries;
●	the validity of organizational documents and absence of a material breach of those documents;
●	the capitalization of Americas Silver;
●	Americas Silver’s corporate authority to enter into and carry out the obligations under the Merger Agreement and enforceability of the Merger Agreement against Americas Silver;
●	the requirement of Americas Silver and its subsidiaries to obtain authorizations, consents and approvals in connection with the Transaction;
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the absence of a conflict with any of Americas Silver’s and its subsidiaries’ applicable articles of incorporation, by-laws, or any laws or the creation of any liens or payment obligations as a result of the Transaction;

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Americas Silver’s compliance with applicable laws and regulations, including anti-bribery and money-laundering laws, except for any non-compliance that would not, individually or in the aggregate, have a material adverse effect;

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Americas Silver’s holding of permits necessary to conduct its business and operations, except for any permits for which the failure to obtain or hold would not, individually or in the aggregate, have a material adverse effect, and compliance with the terms thereof;

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Americas Silver’s compliance, in all material respects, of documents filed by it with all applicable requirements of the NYSE American, TSX, the Securities Act, the Exchange Act, and applicable Canadian securities laws, as the case may be, and the applicable rules and regulations promulgated thereunder and the material accuracy and completeness of the information in those documents;

●	Americas Silver’s reporting issuer status;
●	Americas Silver’s financial statements, absence of undisclosed liabilities, internal controls and disclosure controls and procedures and derivative transactions;
●	the absence of any material adverse effect since December 31, 2017;
●	the absence of material litigation;
●	Americas Silver’s material mineral properties, interest in properties and mineral rights and technical reports required under NI 43-101;
●	the approval of the Transaction by the Board;
●	the authorization and validity of the Common Stock Consideration and the Preferred Stock Consideration;
●	the fairness opinion to the Board; and
●	the absence of material transactions with related parties, interested parties and joint actors of Pershing Gold.
Many of the representations and warranties in the Merger Agreement are qualified by the concept of “material adverse effect”.
For the purposes of the Merger Agreement, a “material adverse effect” in respect of Pershing Gold means: any result, fact, change, condition, effect, event, circumstance, occurrence or development that, individually or taken together with all other results, facts, changes, conditions, effects, events, circumstances, occurrences or developments, has a material and adverse effect on the current or future business, operations, results of operations, assets or condition (financial or otherwise) of Pershing Gold and its subsidiaries, taken as a whole, whether before or after giving effect to the transactions contemplated by the Merger Agreement, but shall not include any result, fact, change, proposed change, effect, event, circumstance, occurrence or development resulting from: (a) any change in general political, economic or financial or capital market conditions in Canada or the United States;  (b) any outbreak or escalation of war or any act of terrorism; (c) general conditions in the industry in which Pershing Gold and its subsidiaries operate; (d) any natural disasters or acts of God; (e) any change in laws; (f) any change affecting securities or commodity markets in general; (g) any change relating to currency exchange, interest rates or rates of inflation; (h) any  change in U.S. GAAP; (i) the announcement of the execution of the Merger Agreement or of the transactions contemplated thereby (including changes in the market price of Pershing Gold’s securities); (j) matters disclosed to Americas Silver in the Pershing Gold disclosure letter (as fully set out in the Merger Agreement); or (k) actions required to be taken by Pershing Gold under the Merger Agreement; provided, however, the exclusion resulting from operation of each of clauses (a) through (h) above shall not apply to the extent that any of the changes, developments, conditions or occurrences referred to therein primarily relate to Pershing Gold and its subsidiaries, taken as a whole, or materially disproportionately adversely affect Pershing Gold and its subsidiaries, taken as a whole, in comparison to other comparable persons who operate in the industry in which Pershing Gold and its subsidiaries operate; and provided further, however, that references in certain sections of the Merger Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a Pershing Gold material adverse effect has occurred.

For the purposes of the Merger Agreement, a “material adverse effect” in respect of Americas Silver means: any result, fact, change, condition, effect, event, circumstance, occurrence or development that, individually or taken together with all other results, facts, changes, conditions, effects, events, circumstances, occurrences or developments, has a material and adverse effect on the current or future business, operations, results of operations, assets or condition (financial or otherwise) of Americas Silver and its subsidiaries, taken as a whole, whether before or after giving effect to the transactions contemplated by the Merger Agreement, but shall not include any result, fact, change, proposed change, effect, event, circumstance, occurrence or development resulting from: (a) any change in general political, economic or financial or capital market conditions in Canada or the United States; (b) any outbreak or escalation of war or any act of terrorism; (c) general conditions in the industry in which Americas Silver and its subsidiaries operate; (d) any natural disasters or acts of God; (e) any change in laws; (f) any change affecting securities or commodity markets in general; (g) any change relating to currency exchange, interest rates or rates of inflation; (h) any change in IFRS; (i) the announcement of the execution of the Merger Agreement or of the transactions contemplated thereby (including changes in the market price of Americas Silver’s securities); or (j) actions required to be taken by Americas Silver under the Merger Agreement; provided, however, the exclusion resulting from operation of each of clauses (a) through (h) above shall not apply to the extent that any of the changes, developments, conditions or occurrences referred to therein primarily relate to Americas Silver and its subsidiaries, taken as a whole, or materially disproportionately adversely affect Americas Silver and its subsidiaries, taken as a whole, in comparison to other comparable persons who operate in the industry in which Americas Silver and its subsidiaries operate; and provided further, however, that references in certain sections of the Merger Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether an Americas Silver material adverse effect has occurred.
The representations and warranties contained in the Merger Agreement do not survive the Effective Time.
Agreements Relating to Pershing Gold’s Operations Prior to Completion of the Transaction
In the Merger Agreement, Pershing Gold has agreed that until the earlier of the Effective Time and the time that the Merger Agreement is terminated in accordance with its terms, it will conduct its business in the ordinary course consistent with past practice, comply in all material respects with the terms of its material contracts, use commercially reasonable efforts to preserve intact its subsidiaries business organizations, and to maintain business relationships with third parties and duly and timely file all documents required to be filed pursuant to applicable laws and securities regulations, except, in each case, as properly disclosed to Americas Silver in accordance with the Merger Agreement, expressly permitted by the Merger Agreement, required by any applicable law, or unless Americas Silver otherwise consents in writing.
In addition, Pershing Gold has agreed (in addition to other restrictions on operations agreed to and set forth in the Merger Agreement) that, until the earlier of the Effective Time and the time that the Merger Agreement is terminated in accordance with its terms, subject to limited exceptions, it will not prior to the completion of the Transaction, do any of the following without the prior written consent of Americas Silver, except, in each case, as properly disclosed to Americas Silver in accordance with the Merger Agreement, expressly permitted by the Merger Agreement, or required by any applicable law:
●	amend its, or its subsidiaries’, articles of incorporation or bylaws or other organizational documents;

●
(i) declare, set aside or pay any dividend or other distribution with respect to any shares of Pershing Gold Stock (other than dividends, distributions, payments or return of capital made to Pershing Gold by any of its subsidiaries), (ii) split, divide, consolidate, combine, reclassify, nor undertake any other capital reorganization in respect of the shares of Pershing Gold Stock or any securities of Pershing Gold or any of its subsidiaries or (iii) reduce the stated capital of the shares of Pershing Gold Stock or any other securities of Pershing Gold or any of its subsidiaries;

●	increase any coverage under any directors’ and officer’s insurance policy;
●	terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy;
●
issue, grant, sell, pledge or otherwise encumber, or authorize or approve or agree to issue, grant, sell, pledge or otherwise encumber any shares of Pershing Gold Stock or other securities of Pershing Gold or any of its subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of Pershing Gold Stock or other securities of Pershing Gold or any of its subsidiaries;

●
redeem, purchase or otherwise acquire (or offer to redeem, purchase or otherwise acquire) any of its outstanding shares of Pershing Gold Stock or other securities or securities convertible into or exchangeable or exercisable for shares of Pershing Gold Stock or any such other securities or any shares or other securities of any of its subsidiaries;

●	amend the terms of any securities of Pershing Gold or any of its subsidiaries, or amend the terms of any outstanding indebtedness of Pershing Gold or any of its subsidiaries;
●	adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Pershing Gold or any of its subsidiaries;
●
reorganize, recapitalize, restructure, amalgamate or merge with any other person and will not cause or permit any of its subsidiaries to reorganize, recapitalize, restructure, amalgamate or merge with any other person;

●	create any subsidiary or enter into any contracts or other arrangements regarding the control or management of the operations, or the appointment of governing bodies or enter into any joint ventures;
●	engage in any transaction with any related parties other than with its wholly-owned subsidiaries in the ordinary course;
●	make any changes to any of its accounting policies, principles, methods, practices or procedures (including by adopting any new accounting policies, principles, methods, practices or procedures);
●	enter into, modify or terminate any contract with respect to any of the foregoing;
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sell, pledge, lease, surrender, license, lose the right to use, mortgage, dispose of or encumber any assets or properties of Pershing Gold or any of its subsidiaries, other than inventory or immaterial personal property in the ordinary course of business;

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other than in the ordinary course, acquire or commit to acquire (by merger, amalgamation, consolidation, arrangement or acquisition of shares or other equity securities or interests or assets or otherwise) any corporation, partnership, association or other business organization or division thereof or any property or assets, or make any investment by the purchase of securities, contribution of capital, property transfer, or purchase of any property or assets of any other person, in each case, directly or indirectly, in one transaction or a series of transactions;

●
incur any indebtedness or create or issue any debt securities, or assume, guarantee, endorse or otherwise become liable or responsible for such obligations or the obligations of any other person, or make any loans or advances (other than intercompany loans or advances in the ordinary course of business);

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incur or commit to capital expenditures or development expenses unless such capital expenditures or development expenses are set forth in the monthly Pershing Gold budget and plan from October 1, 2018 through March 31, 2019 (the “Pershing Gold Budget”);

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enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or similar financial instruments other than in the ordinary course of business consistent with past practice;

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(i) make any tax election, information schedule, return or designation, (ii) settle or compromise any tax claim, assessment, reassessment or liability, (iii) file any amended tax return, (iv) enter into any agreement with a governmental authority with respect to taxes, (v) surrender any right to claim a tax abatement, reduction, deduction, exemption, credit or refund, (vi) consent to the extension or waiver of the limitation period applicable to any material tax matter or (vii) amend or change any of its methods or reporting income, deductions or accounting for income tax purposes;

●
pay, discharge or satisfy any claim, liability, indebtedness or obligation prior to the same being due, other than the payment, discharge or satisfaction of the same, in the ordinary course, in accordance with their terms;

●	voluntarily waive, release, assign, settle or compromise any material litigation;
●
engage in any new business, enterprise or other activity that is inconsistent with the existing businesses of Pershing Gold in the manner such existing businesses generally have been carried on, or planned or proposed to be carried on prior to the date of the Merger Agreement;

●	incur or commit to expenditures exceeding $100,000, individually or in the aggregate, over the amount set forth in the Pershing Gold Budget; or
●	agree or commit to do any of the foregoing.
Agreements Relating to Americas Silver’s Operations Prior to Completion of the Transaction
In the Merger Agreement, Americas Silver has agreed that, until the earlier of the Effective Time and the time that the Merger Agreement is terminated in accordance with its terms, it will conduct its business in the ordinary course consistent with past practice, comply in all material respects with the terms of its material contracts, will use commercially reasonable efforts to preserve intact its business organizations and relationships with third parties and duly and timely file all documents required to be filed pursuant to applicable laws and securities regulations, except, in each case, as required by any applicable law, or unless Pershing Gold otherwise consents in writing.

In addition, Americas Silver has agreed, subject to limited exceptions, that, until the earlier of the Effective Time and the time that the Merger Agreement is terminated in accordance with its terms, it will not, do any of the following without the prior written consent of Pershing Gold:
●	amend its, or its subsidiaries’, articles of incorporation or bylaws or other organizational documents;
●
(i) declare, set aside or pay any dividend or other distribution with respect to any shares of its capital stock (other than dividends, distributions, payments or return of capital made to Americas Silver by any of its subsidiaries), (ii) split, divide, consolidate, combine, reclassify, nor undertake any other capital reorganization in respect of the Americas Silver Common Shares or any securities of Americas Silver or any of its subsidiaries or (iii) reduce the stated capital of the Americas Silver Common Shares or any other securities of Americas Silver or any of its subsidiaries except (i) as required pursuant to any existing contracts in effect as of the date of execution of the Merger Agreement, (ii) as compensation for directors, officers and employees in the ordinary course, or (iii) in connection with the Financing Debentures;

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issue, grant, sell, pledge or otherwise encumber, or authorize or approve or agree to issue, grant, sell, pledge or otherwise encumber any Americas Silver Common Shares or other securities of Americas Silver or any of its subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Americas Silver Common Shares or other securities of Americas Silver or any of its subsidiaries;

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redeem, purchase or otherwise acquire (or offer to redeem, purchase or otherwise acquire) any of its outstanding Americas Silver Common Shares or other securities or securities convertible into or exchangeable or exercisable for Americas Silver Common Shares or any such other securities of Americas Silver or any shares or other securities of any of its subsidiaries;

●	amend the terms of any securities of Americas Silver or any of its subsidiaries;
●	adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Americas Silver or any of its subsidiaries;
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reorganize, recapitalize, restructure, amalgamate or merge with any other person and will not cause or permit any of its subsidiaries to reorganize, recapitalize, restructure, amalgamate or merge with any other person;

●	enter into, modify or terminate any contract with respect to any of the foregoing; or
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enter into any transaction or perform any act which could reasonably be expected to prevent or impede, restrict or delay, or be inconsistent with the successful completion of the transactions contemplated herein.

Non-Solicitation and Acquisition Proposals
Certain terms used in this section are defined in the Merger Agreement, a copy of which is attached as Appendix “H” and is available under Americas Silver’s SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov/edgar and are set out at the end of this section.
The Merger Agreement provides that, until the earlier of the Effective Time and the time that the Merger Agreement is terminated in accordance with its terms, Pershing Gold and its subsidiaries, and their respective officers, directors, consultants, agents, investment bankers, lawyers, accountants, financial advisors, agents and other representatives, will not:
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directly or indirectly, make, initiate, solicit or knowingly encourage (including by way of furnishing or affording access to information or any site visit), or otherwise take any other action that knowingly facilitates, directly or indirectly, any inquiry, proposal or offer that constitutes, or that could reasonably be expected to lead to, an acquisition proposal;

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enter into or otherwise engage or participate in any substantive discussions or negotiations with, furnish information to, or otherwise co-operate in any way with, any person that is seeking to make, or has made (other than Americas Silver and its subsidiaries) an acquisition proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an acquisition proposal;

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withdraw, modify, qualify or change, or publicly propose to withdraw, modify, qualify or change, in a manner adverse to Americas Silver the approval or recommendation of the Transaction by Pershing Gold’s board of directors (or any of its committees) or make or propose publicly to make a change of recommendation with respect to the Transaction;

●	accept, approve, endorse or recommend, or remain neutral with respect to, or propose publicly or announce its intention to accept, approve, endorse or recommend, any acquisition proposal; or
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accept, enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement effecting or related to any acquisition proposal or potential acquisition proposal, other than an acceptable confidentiality agreement.

Under the Merger Agreement, Pershing Gold and its representative shall immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion or negotiations with any person (other than Americas Silver and its representatives) with respect to any acquisition proposal or inquiry, proposal or offer that could reasonably be expected to lead to an acquisition proposal, and immediately discontinue access of any such person to any confidential information concerning Pershing Gold and its subsidiaries, including access to any data room, virtual or otherwise. In addition, Pershing Gold shall use its commercially reasonable efforts to cause any such person (including its agents and advisors) in possession of any confidential information concerning Pershing Gold and its subsidiaries that was furnished by or on behalf of Pershing Gold to return or destroy (and confirm destruction of) all such information.
The Merger Agreement requires that Pershing Gold must promptly (and in any event within 24 hours) notify Americas Silver, either in writing or orally (with subsequent written notice), of (i) any acquisition proposal (whether or not in writing); (ii) any inquiry, proposal, offer or request, whether or not in writing, relating to an acquisition proposal or any request for discussions or negotiations or other communications relating to, or that could lead to, an acquisition proposal; and (iii) any request in connection with, or that could result in, an acquisition proposal received by Pershing Gold or any of its subsidiaries or any of their representatives for (A) non-public information relating to Pershing Gold (or any of its subsidiaries) or (B) access to properties, books, records or the provision of a list of securityholders of Pershing Gold (or any of its subsidiaries) by any person.

However, under the Merger Agreement, following the receipt by Pershing Gold of a bona fide written acquisition proposal made after the date of the Merger Agreement and prior to the special meeting of Pershing Gold Stockholders that did not result from a breach of the Merger Agreement, Pershing Gold or their representatives may, subject to certain conditions being met:
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contact the person making such acquisition proposal and its representatives solely for the purpose of clarifying the terms and conditions of such acquisition proposal so as to determine whether such acquisition proposal is, or could to lead to, a superior proposal;

●	furnish information to such person pursuant to an acceptable confidentiality agreement;
●	allow such person to conduct a reasonable due diligence investigation of Pershing Gold; and
●	participate in discussions or negotiations regarding such acquisition proposal.
The Merger Agreement also provides that if Pershing Gold receives a bona fide acquisition proposal that is a superior proposal from any person after the date of the Merger Agreement and prior to the special meeting of Pershing Gold Stockholders, then the Pershing Gold board of directors may, prior to such special meeting, (i) make a change of recommendation relating to such superior proposal and/or (ii) approve or recommend such superior proposal and/or (iii) enter into an acquisition agreement with respect to such superior proposal, if and only if:
●	Pershing Gold has complied with its non-solicitation obligations under the Merger Agreement;
●	the Pershing Gold board of directors has determined, after consultation with its outside legal and financial advisors, that such acquisition proposal is a superior proposal;
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Pershing Gold has given written notice to Americas Silver (together with a copy of the proposed definitive acquisition agreement executed by the person making such superior proposal (the “superior proposal notice”)) that the Pershing Gold board of directors has determined that such acquisition proposal constitutes a superior proposal, and that the Pershing Gold board of directors intends to make a change of recommendation with respect to the superior proposal and/or enter into an acquisition agreement with respect to such superior proposal;

●	a period of at least five (5) full business days (the “superior proposal notice period”) has elapsed;
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if Americas has offered to amend the terms of the Transaction and the Merger Agreement during the superior proposal notice period, the acquisition proposal continues to be a superior proposal compared to the amendment to the terms of the Transaction offered by Americas Silver at the termination of the superior proposal notice period; and

●
Pershing Gold terminates the Merger Agreement in compliance with the terms of the Merger Agreement and Pershing Gold has previously paid or, concurrently with termination, pays in cash a break fee of $4.0 million to the other party.

During the superior proposal notice period, Americas Silver must be provided with the right to propose to amend the terms of the Merger Agreement and the Transaction in order for the acquisition proposal to cease being a superior proposal. The Pershing Gold board of directors must review promptly, diligently and in good faith any such offer made by Americas Silver to amend the terms of the Merger Agreement and the Transaction in order to determine whether the proposed amendments would, upon acceptance, result in the acquisition proposal no longer constituting a superior proposal.
For purposes of the Merger Agreement, an “acquisition proposal” means, at any time after the entering into of the Merger Agreement, whether or not in writing and whether in a single transaction or in a series of related transactions, any proposal or offer, or public announcement of an intention to make a proposal or offer with respect to:
(a)
any direct or indirect acquisition, take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in any person or group of persons other than Americas Silver (or any affiliate of Americas Silver) beneficially owning shares of Pershing Gold Stock (or securities convertible into or exchangeable or exercisable for shares of Pershing Gold Stock) representing 20% or more of the shares of Pershing Gold Stock then outstanding;

(b)
any plan of arrangement, amalgamation, merger, share exchange, consolidation, reorganization, recapitalization, liquidation, dissolution, winding up, exclusive license, business combination or other similar transaction in respect of Pershing Gold or any of its subsidiaries;

(c)
any direct or indirect acquisition by any person or group of persons of any assets of Pershing Gold or one or more of Pershing Gold’s subsidiaries which represents individually or in the aggregate 20% or more of the consolidated assets of Pershing Gold;

(d)
any direct or indirect sale, issuance or acquisition of voting or equity interests in one or more of the Pershing Gold’s subsidiaries (including shares or other equity interest of subsidiaries) that constitute or hold 20% or more of the fair market value of the assets of Pershing Gold and its subsidiaries (taken as a whole), based on the select financial statements of Pershing Gold; or

(e)
any direct or indirect sale, disposition, lease, license, royalty, alliance or joint venture, long-term supply agreement or other arrangement having a similar economic effect as the foregoing, whether in a single transaction or a series of related transactions by Pershing Gold or any of its subsidiaries;

in each case, excluding the Transaction and the other transactions contemplated by the Merger Agreement.
For purposes of the Merger Agreement, an “acceptable confidentiality agreement” means, with respect to Pershing Gold and any third party (other than Americas Silver), a confidentiality agreement between Pershing Gold and such third party that, taken as a whole, is substantially similar to, and no less favourable to Pershing Gold than the non-disclosure and standstill agreement dated as of September 28, 2018, as amended, between Pershing Gold and Americas Silver (including with respect to standstill provisions).

For purposes of the Merger Agreement, a “superior proposal” means an unsolicited acquisition proposal made in writing on or after the date of the Merger Agreement by a person or persons acting jointly (other than Americas Silver and its affiliates) that:
(a)	is to acquire:
(i)	all of the outstanding shares of Pershing Gold Stock (on a fully diluted basis), other than shares of Pershing Gold Stock beneficially owned by the person making such acquisition proposal; or
(ii)	all or substantially all of the assets of Pershing Gold on a consolidated basis;
(b)	complies with securities laws and other applicable laws;
(c)	did not result from a breach of the non-solicitation and related provisions in Section 5 of the Merger Agreement;
(d)	is not subject to any financing condition and in respect of which adequate arrangements have been made to ensure that the required funds will be available to effect payment in full;
(e)
is not subject to approval by the board of directors or the equivalent of the third party, is not subject to the third party receiving a fairness opinion or similar evaluation, and is not subject to a due diligence condition;

(f)
the Pershing Gold board of directors has determined in good faith, and after consultation with its financial advisors and outside legal counsel, that such acquisition proposal would, if consummated in accordance with its terms, result in a transaction which is more favourable to the Pershing Gold Stockholders from a financial point of view than the Transaction (taking into account any amendment proposed to be made to the Merger Agreement by Americas Silver) and the failure to recommend such acquisition proposal would be reasonably likely to be inconsistent with the Pershing Gold board of directors’ fiduciary duties under applicable law;

(g)
the Pershing Gold board of directors has determined, in good faith, after consultation with its financial advisors and outside legal counsel, the acquisition proposal is reasonably capable of being completed in accordance with its terms, without undue delay, taking into account all legal, financial, regulatory, anticipated timing, conditions (including the availability of funds or other consideration necessary for the consummation of such acquisition proposal and prospects for completion of such acquisition proposal) and other aspects of such acquisition proposal and the person making such acquisition proposal; and

(h)
if Pershing Gold does not have sufficient funds that are immediately available to pay the termination fee and repay any amount payable under the Pershing Gold Debenture, the terms of such superior proposal provide that the maker of such superior proposal will advance or otherwise provide to Pershing Gold the cash required in order to pay the termination fee and amounts payable under the Pershing Gold Debenture prior to the date on which such termination fee and Pershing Gold Debenture repayment is to be paid.

Employee Matters
The Merger Agreement provides that:
●
Pershing Gold will: (i) use commercially reasonable efforts to retain the services of its and its subsidiaries’ existing employees and consultants (including its officers) until the Effective Time; and (ii) promptly provide written notice to Americas Silver of the resignation or termination of any of its key employees or consultants on and after the closing of the Transaction; and

●
Americas Silver agrees that it, its subsidiaries and any successor to Pershing Gold (including any surviving corporation) shall honor and comply with the terms of all of the severance payment obligations of Pershing Gold or its subsidiaries under the existing employment, consulting, change of control, and severance agreements of Pershing Gold or its subsidiaries properly disclosed to Americas Silver pursuant to the Merger Agreement.

Other Agreements
The Merger Agreement further provides that:
●
from the date of the Merger Agreement until the Effective Time, subject to compliance with applicable laws and the terms of any existing contracts, Pershing Gold will afford to Americas Silver and its representatives, until the earlier of the Effective Time or the termination of the Merger Agreement in accordance with its terms, continuing access to certain information regarding Pershing Gold, and each party will afford to the other party and its representatives reasonable access during normal business hours and upon reasonable notice to such party’s and its subsidiaries’ businesses, properties, books and records and such other data and information as such other party may reasonably request, as well as to its management personnel;

●	each of Pershing Gold and Americas Silver will make all required filings and obtain all regulatory approvals and consents required in connection with the Merger Agreement;
●
prior to the Effective Time, Pershing Gold and Americas Silver shall exercise, consistent with the terms and conditions of the Merger Agreement, complete control and supervision over their respective and each of their respective subsidiaries’ respective operations;

●
Americas Silver and Pershing Gold will promptly notify the other after becoming aware of the occurrence or non-occurrence of any event which would be reasonably likely to cause any representation or warranty of any party contained in the Merger Agreement to be untrue or inaccurate in any material respect or otherwise cause any condition to the obligations of any party not to be satisfied;

●
Americas Silver and Pershing Gold will promptly notify the other after becoming aware of any failure of Americas Silver and Pershing Gold to comply with or satisfy in any material respect any covenant or agreement to be complied with or satisfied pursuant to the Merger Agreement;

●
Americas Silver and Pershing Gold shall take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to the Transaction or if any state takeover statute or similar statute or regulation becomes applicable take all action necessary to ensure that such transactions may be consummated as promptly as practicable and to minimize the effect of such statute or regulation on the Transaction; and

●
each of Americas Silver and Pershing Gold agrees to use commercially reasonable efforts to prepare and make, as promptly as practicable, but in no event later than twenty (20) business days after the date of the Merger Agreement, all necessary registrations and filings with the appropriate governmental authorities including a notification with respect to the Transaction pursuant to the HSR Act (if required), Section 721, and any notification required pursuant to any other applicable foreign antitrust or competition laws or regulations (indicating with each such notification and filing a request for early termination or acceleration of any applicable waiting period), supply all information requested by governmental authorities in connection with the HSR Act notification (if required), joint filing with CFIUS pursuant to Section 721 and any other applicable foreign antitrust or competition laws or regulations and will consider in good faith the views of the other party in responding to any such request.

Indemnification and Insurance of Pershing Gold’s Directors and Officers
The Merger Agreement provides, prior to the Effective Time, Pershing Gold will purchase customary “tail” policies of directors’ and officers’ liability insurance providing coverage for a period of six (6) years from the closing date of the Transaction with respect to certain claims arising from or related to facts or events which occur on or prior to the closing date of the Transaction, provided that the total cost of such run-off directors’ and officers’ liability insurance must not exceed 300% of the annual aggregate premium for directors’ and officers’ liability insurance maintained by Pershing Gold and its subsidiaries, as Pershing Gold disclosed to Americas Silver prior to the date of the Merger Agreement.
Americas Silver will, or will cause the surviving entity and its subsidiaries to, continue to honor all rights to indemnification existing in favour of the present and former directors and officers of Pershing Gold or any of its subsidiaries with respect to actions or omissions of the indemnified parties occurring prior to the Effective Time, for six (6) years following the closing date of the Transaction, subject to an undertaking by such indemnified party to repay, in certain circumstances, legal and other fees and expenses paid in advance.
Conditions to the Transaction
The obligation of each of Pershing Gold and Americas Silver to complete the Transaction is subject to the satisfaction or waiver of the conditions described in this section.
Closing Conditions for Each Party
The obligations of Pershing Gold and Americas Silver to complete the Transaction are subject to the fulfillment, on or prior to the closing date of the Transaction, of the following conditions:
●
approval of the Transaction by a majority of the voting power of the holders of the Pershing Gold Common Stock and holders of Series E Preferred Stock (on an as converted basis), voting as one class, and by 75% of the voting power of the holders of Series E Preferred Stock, voting as a separate class, at the special meeting of Pershing Gold Stockholders in accordance with applicable law;

●	approval by Shareholders at the Meeting of each of (a) the Charter Amendment Resolution and (b) the Issuance Resolution;
●	all necessary filings pursuant to the HSR Act (if required) shall have been made and all applicable waiting periods shall have expired or been terminated;

●	CFIUS clearance will have been obtained;
●	this proxy statement/prospectus shall have become effective under the Securities Act and shall not be the subject of a stop order;
●
the issuance of the Americas Silver Common Shares to be issued in the Transaction, upon exercise of the converted Pershing Gold Options and assumed warrants, and pursuant to any Americas Silver Preferred Shares shall have been (i) conditionally approved for listing and posting for trading on the TSX and (ii) approved for listing and posting for trading on the NYSE American, subject only to satisfaction of the standard listing conditions, including notice of issuance;

●
the absence of any law, rule, regulation, notice, judgment or order issued by a court or other governmental entity prohibiting the completion of the Transaction, and no proceeding shall be pending seeking to prohibit the completion of the Transaction; and

●	no law shall have been made or applied or any proceeding taken, pending, or threatened that makes the Transaction illegal or otherwise prohibits the completion of the Transaction.
Additional Closing Conditions for Americas Silver
Americas Silver’s obligation to complete the Transaction is subject to satisfaction or waiver, on or prior to the closing date of the Transaction, of the following additional conditions:
●	Pershing Gold must have complied, in all material respects, with all obligations, covenants and agreements in the Merger Agreement on or before the closing date of the Transaction;
●
subject to certain exceptions, representations and warranties of Pershing Gold set forth in the Merger Agreement (disregarding any materiality or material adverse effect qualification in such representations and warranties) must be true and correct as of the closing date of the Transaction (other than to the extent that the representation or warranty speaks as of another date), except where a breach would not have a material adverse effect on Pershing Gold;

●
subject to certain exceptions, representations and warranties of Pershing Gold set forth in the Merger Agreement relating to (i) organization, qualification, standing and authority to conduct business, (ii) compliance with charter documents, (iii) ownership of subsidiaries, (iv) authority to enter into the Merger Agreement and the Transaction, and due execution and delivery and binding obligation of the Merger Agreement, and (v) finder’s fees (including, in each case, any materiality or material adverse effect qualification in such representations and warranties) must be true and correct in all respects as of the closing date of the Transaction (other than to the extent that the representation or warranty speaks as of another date);

●
the representations and warranties of Pershing Gold set forth in the Merger Agreement relating to capitalization (including any materiality or material adverse effect qualification in such representations and warranties) must be true and correct in all material respects as of the closing date of the Transaction (other than to the extent that the representation or warranty speaks as of another date);

●
Americas Silver shall have received a certificate signed by a senior officer on behalf of Pershing Gold to the effect that the conditions described in the preceding four bullet points have been satisfied, and as to the organizational documents and good standing of Pershing Gold and each of its subsidiaries, incumbency and Pershing Gold board resolutions approving the Transaction;

●
the directors, the named executive officers, and certain significant Pershing Gold Stockholders shall have entered into voting support agreements with Americas Silver and shall not have terminated the voting support agreements or breached any of the representations, warranties and covenants in the voting support agreements in any material respect;

●
the shares of Pershing Gold Common Stock shall be regularly traded on an established securities market within the meaning of Treasury Regulation Section 1.897-9T(d) as of the closing date of the Transaction;

●	all payments to Canaccord, as Pershing Gold’s financial advisor, shall have been made, as set forth in the engagement letter with Canaccord; and
●
from the date of the Merger Agreement through the Effective Time, no material adverse effect must have occurred with respect to Pershing Gold and no event, occurrence, circumstance or development that would reasonably be expected to result in a material adverse effect with respect to Pershing Gold must have occurred.

Additional Closing Conditions for Pershing Gold
Pershing Gold’s obligation to complete the Transaction is subject to satisfaction or waiver, on or prior to the closing date of the Transaction, of the following additional conditions:
●	Americas Silver and Merger Sub must have complied, in all material respects, with all obligations, covenants and agreements in the Merger Agreement on or before the closing date of the Transaction;
●
subject to certain exceptions, representations and warranties of Americas Silver and Merger Sub set forth in the Merger Agreement (disregarding any materiality or material adverse effect qualification in such representations and warranties) must be true and correct as of the closing date of the Transaction (other than to the extent that the representation or warranty speaks as of another date), except where a breach would not have a material adverse effect on Americas Silver;

●
subject to certain exceptions, representations and warranties of Americas Silver and Merger Sub set forth in the Merger Agreement relating to (i) organization, qualification, standing and authority to conduct business, (ii) authority to enter into the Merger Agreement and the Transaction, and due execution and delivery and binding obligation of the Merger Agreement, (iii) Americas Silver board approval of the Merger Agreement and the Transaction, and (iv) due authorization and valid issuance of the Common Stock Consideration and Preferred Stock Consideration (including, in each case, any materiality or material adverse effect qualification in such representations and warranties) must be true and correct in all respects as of the closing date of the Transaction (other than to the extent that the representation or warranty speaks as of another date);

●
the representations and warranties of Americas Silver and Merger Sub set forth in the Merger Agreement relating to capitalization (including any materiality or material adverse effect qualification in such representations and warranties) must be true and correct in all material respects as of the closing date of the Transaction (other than to the extent that the representation or warranty speaks as of another date);

●
Pershing Gold shall have received certificates signed by a senior officer on behalf of each of Americas Silver and Merger Sub to the effect that the conditions described in the preceding four bullet points have been satisfied, and as to the organizational documents and good standing of Americas Silver and Merger Sub (as applicable), incumbency and board resolutions of Americas Silver and Merger Sub (as applicable) approving the Transaction;

●
Americas Silver shall have provided its transfer agent and registrar with an irrevocable direction to issue such number of Americas Silver Common Shares and Americas Silver Preferred Shares as is necessary to satisfy the aggregate Transaction consideration payable to Pershing Gold Stockholders, which direction shall become effective upon the articles of merger being duly filed with the Secretary of State of the State of Nevada;

●
from the date of the Merger Agreement through the Effective Time, no material adverse effect must have occurred with respect to Americas Silver and no event, occurrence, circumstance or development that would reasonably be expected to result in a material adverse effect with respect to Americas Silver must have occurred; and

●	an individual designated by Pershing Gold shall have been appointed to the Board, effective immediately after the Effective Time.
Termination of the Merger Agreement
The Merger Agreement may be terminated by either party at any time before the Effective Time:
●	by mutual written agreement of Americas Silver and Pershing Gold;
●
if the Effective Time does not occur on or before April 1, 2019 (however, the right to terminate will not be available to a party whose failure to fulfill any obligation under the Merger Agreement or the breach of any representation or warranty under the Merger Agreement has been the principal cause of, or resulted in, the failure of the Transaction to have been completed on or before April 1, 2019);

●
the special meeting of Pershing Gold Stockholders is held and the requisite Pershing Gold resolutions are not approved by either the holders of the Pershing Gold Common Stock and Series E Preferred Stock (on an as-converted basis), voting together as a class, or by the holders of Series E Preferred Stock;

●	the Americas Silver meeting is held and each of the requisite Americas Silver resolutions are not approved by the Shareholders; or
●	if any applicable law makes completion of the Transaction illegal or otherwise prohibited and such law has become final and non-appealable, subject to certain exceptions.

Effects of Terminating the Merger Agreement
If the Merger Agreement is terminated, the Merger Agreement becomes null and void and there will be no liability or obligation on the part of Americas Silver, Merger Sub or Pershing Gold, except certain customary provisions that will survive termination. However, termination of the Merger Agreement will not relieve any party from any liability with respect to any willful, knowing or fraudulent breach of any representation, warranty, covenant or other obligation contained in the Merger Agreement.
Termination Fees and Expenses
Under the Merger Agreement, Pershing Gold has agreed to pay Americas Silver a termination fee of $4.0 million in any of the following circumstances:
(a)
Pershing Gold or Americas Silver terminates the Merger Agreement because (i) (A) the Effective Time does not occur on or before April 1, 2019, (B) the special meeting of Pershing Gold Stockholders is held and the requisite Pershing Gold Stockholder approval is not obtained; or  (C) Pershing Gold breaches any of its representations, warranties or covenants contained in the Merger Agreement, which breach would cause certain closing conditions not to be satisfied by April 1, 2019; and (ii) prior to such termination, either (A) an acquisition proposal is made, publicly announced or otherwise publicly disclosed by any person and was not withdrawn before the special meeting of Pershing Gold Stockholders; or  (B) any person will have publicly announced and not withdrawn an intention to make an acquisition proposal; and (iii) within 365 days following the date of such termination either (A) an acquisition proposal is consummated with any person; or  (B) Pershing Gold or one or more of its subsidiaries enters into a contract in respect of an acquisition proposal with any person and such acquisition proposal is subsequently consummated at any time thereafter.

(b)
Americas Silver terminates the Merger Agreement because the Pershing Gold board of directors or any committee thereof has either (i) made a change in recommendation in respect of the Transaction or (ii) breached any of its material non-solicitation obligations or covenants under the Merger Agreement.

(c)
Pershing Gold terminates the Merger Agreement in connection with the Pershing Gold board of directors approving and authorizing Pershing Gold to enter into a definitive agreement for the implementation of a superior proposal during the super proposal notice period.

The termination fee payable by Pershing Gold is required to be paid: (1) in respect of (a) above, on or prior to the earlier of completion of or the entry into an acquisition agreement in respect of an acquisition proposal, (2) in respect of (b) above, within one business day after termination of the Merger Agreement and (3) in respect of (c) above, prior to or concurrent with termination of the Merger Agreement.
If the Americas Silver meeting is held, the requisite Americas Silver resolutions are not approved by Shareholders and the Merger Agreement is terminated as a result, Americas Silver shall promptly pay to Pershing Gold the amount of Pershing Gold’s reasonable, documented, out-of-pocket fees and expenses incurred in furtherance of the Transaction, subject to a maximum of $600,000. In addition, in the event that the Merger Agreement is terminated after the special meeting of Pershing Gold Stockholders is held and the requisite Pershing Gold Stockholder approval is not obtained, Pershing Gold shall promptly pay to Americas Silver the amount of Americas Silver’s reasonable, documented, out-of-pocket fees and expenses incurred in furtherance of the Transaction, subject to a maximum of $600,000, with such amount being creditable against the termination fee in certain circumstances.

Amendment of the Merger Agreement
At any time before or after approval of the Transaction by Pershing Gold Stockholders and approval, prior to the Effective Time, by Shareholders at the Meeting of each of the Charter Amendment Resolution and the Issuance Resolution, the Merger Agreement may be amended or supplemented in writing by Americas Silver and Pershing Gold in all respects, except as otherwise provided by law. Following approval of the Transaction by Pershing Gold Stockholders and the requisite approvals by the Shareholders, there will be no amendment or change to its provisions unless permitted by Chapter 92A of the NRS without further approval by the Pershing Gold Stockholders.
Governing Law
The Merger Agreement is to be governed by and construed in accordance with the laws of the State of Nevada, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws.
Americas Silver Director and Officer Voting Support Agreements
As a condition and inducement to Pershing Gold’s willingness to enter into the Merger Agreement, Pershing Gold has entered into Americas Silver D&O Support Agreements with each of the directors and executive officers of Americas Silver. In the aggregate, such persons own or control the voting of 324,554 Americas Silver Common Shares, representing 0.75% of the outstanding Americas Silver Common Shares.
According to the terms of the Americas Silver D&O Support Agreements, each named shareholder has agreed, among other things, to:
●	vote such Shareholder’s beneficially owned shares in favour of the requisite resolutions of the Shareholders and any other resolutions approving matters related to the merger;
●	not exercise any shareholder rights or remedies available to delay, upset or challenge the merger;
●
not to option, sell, assign, transfer, alienate, dispose of, gift, grant, pledge, create or permit an encumbrance on, grant a security interest in or otherwise convey any of such shareholder’s securities in Americas Silver;

●	not to grant or agree to grant any proxy or other right to the shareholder’s securities in Americas Silver, other than in support of the resolution approving the merger and other related matters;
●	not to requisition or join in the requisition of any meeting of the Shareholders for the purpose of considering any resolution; and
●	not to, in any manner, directly or indirectly solicit, initiate, or knowingly encourage any purchases of or offers to sell Americas Silver Common Shares.

The Americas Silver D&O Support Agreements will terminate at the earlier to occur of: (i) at any time by mutual consent of Pershing Gold and the shareholder party to the Americas Silver D&O Support Agreement; (ii) completion of the merger in accordance with the Merger Agreement; (iii) termination of the Merger Agreement in accordance with its terms; (iv) by written notice of the shareholder if Pershing Gold has not complied in any material respect with its covenants contained in the Americas Silver D&O Support Agreement or if any representation or warranty of Pershing Gold contained in the Americas Silver D&O Support Agreement is untrue and incorrect in any material respect, and such non-compliance or inaccuracy is likely to prevent the consummation of the Transaction and is not cured, if curable by Pershing Gold during a specified cure period; and (v) by written notice of Pershing Gold if the requisite Americas Silver resolutions are not approved by the requisite majority of Shareholders.
The Significant Stockholder Voting Support Agreement
As a condition and inducement to Americas Silver’s willingness to enter into the Merger Agreement, Americas Silver has entered into the Significant Stockholder Support Agreement. The Significant Stockholder owns or controls, in the aggregate, the voting of approximately 10,408,748 shares of Pershing Gold Common Stock and 7,735 shares of Series E Preferred Stock, which are convertible into approximately 2,734,873 shares of Pershing Gold Common Stock, representing 31% of the outstanding shares of Pershing Gold Common Stock and 87% of the outstanding shares of Series E Preferred Stock, respectively (and representing approximately 39% of the aggregate voting power of the Pershing Gold Stock).
According to the terms of the Significant Stockholder Support Agreement, the Significant Stockholder has agreed, among other things, to:
●
vote (or cause to be voted) all the shares of Pershing Gold Common Stock and all the shares of Series E Preferred Stock, as applicable, owned or controlled by him at the special meeting of Pershing Gold Stockholders in favour of the Pershing Gold resolutions and any other matters which are necessary for the transactions contemplated by the Merger Agreement;

●
not take any action: (i) in respect of any acquisition proposal or other merger or similar transaction involving Pershing Gold or any of its subsidiaries, other than the Transaction; (ii) which would reasonably be regarded as being directed toward or likely to prevent, delay or reduce the likelihood of the successful completion of the Transaction; or (iii) that would result in a breach of any representation, warranty, covenant or other obligation of Pershing Gold under the Merger Agreement;

●
not: (i) solicit proxies in opposition to or competition with Americas Silver in connection with the Transaction; (ii) assist any person or act jointly or in concert with others for the purpose of opposing or competing with Americas Silver; or (iii) facilitate any inquiry, proposal or offer that constitutes or may lead to a proposed transaction between Pershing Gold or any of its subsidiaries and any other person, other than the Transaction, that would interfere or decrease the likelihood of successfully completing the Transaction;

●	assist Pershing Gold and Americas Silver, as applicable, to successfully complete the Transaction and the other transactions contemplated by the Merger Agreement;
●	not exercise any dissent rights in respect of the Merger;
●
without having first obtained the prior written consent of Americas Silver, not sell, transfer, gift, assign, convey, pledge, hypothecate, encumber, option or otherwise dispose of any right or interest in any of the shares of Pershing Gold Stock or convertible securities to acquire Pershing Gold Stock or enter into any agreement, arrangement, commitment or understanding in connection therewith, subject to certain exceptions; and

●
not grant or agree to grant any proxies or powers of attorney, deliver any voting instruction form, deposit any shares of Pershing Gold Stock into a voting trust or pooling agreement, or enter into a voting agreement, commitment, understanding or arrangement, oral or written, with respect to the voting of any shares of Pershing Gold Stock.

The Significant Stockholder Support Agreement will terminate at the earlier to occur of:
●	the mutual agreement in writing of the Significant Stockholder and Americas Silver;
●
written notice of either party to the other party if, with respect to the Significant Stockholder Support Agreement, any of the other party’s covenants are not complied with in any material respect or any of the other party’s representations and warranties are untrue or incorrect in any material respect;

●	written notice by the Significant Stockholder to Americas Silver if Americas Silver has not complied in any material respect with any of its covenants contained in the Merger Agreement;
●	written notice by Americas Silver to the Significant Stockholder if Americas Silver determines not to proceed with the Merger;
●	the acquisition by Americas Silver of the shares of Pershing Gold Stock owned or controlled by the Significant Stockholder; and
●	April 2, 2019.
The Significant Stockholder Support Agreement may not be terminated by the Significant Stockholder in the event of a superior proposal.
Pershing Gold Director and Officer Support Agreements
As a condition and inducement to Americas Silver’s willingness to enter into the Merger Agreement, Americas Silver has entered into the Pershing Gold D&O Support Agreements. In the aggregate, such persons own or control the voting of approximately 996,263 shares of Pershing Gold Common Stock and 100 shares of Series E Preferred Stock, representing 3% of the outstanding shares of Pershing Gold Common Stock and 1% of the outstanding shares of Series E Preferred Stock, respectively, and 2.8% of the combined voting power of the Pershing Gold Common Stock and Series E Preferred Stock.
According to the terms of the Pershing Gold D&O Support Agreements, each named Pershing Gold Stockholder has agreed, among other things, to:
●	vote such Pershing Gold Stockholder’s beneficially owned shares in favour of the Transaction and any other resolutions approving matters related to the Transaction;
●	not exercise any rights of appraisal, rights to dissent, or any other stockholder rights or remedies available to delay, upset or challenge the Transaction;

●
not option, sell, assign, transfer, alienate, dispose of, gift, grant, pledge, create or permit an encumbrance on, grant a security interest in or otherwise convey any of such Pershing Gold Stockholder’s securities in Pershing Gold;

●
not grant or agree to grant any proxy or other right to the Pershing Gold Stockholder’s securities in Pershing Gold, other than in support of the resolution approving the Transaction and other related matters;

●	not requisition or join in the requisition of any meeting of the Pershing Gold Stockholders for the purpose of considering any resolution;
●
not, directly or indirectly, including through any representative, solicit, assist, initiate or encourage any inquiries, proposals or offers from any person regarding an acquisition proposal, engage in any negotiations concerning, or provide any information to or otherwise cooperate with any person relating to an acquisition proposal;

●	not deposit or cause to be deposited such Pershing Gold Stockholder’s beneficially owned shares under an acquisition proposal;
●
immediately cease, cause its representatives to cease and cause to be terminated any existing solicitations, discussions or negotiations with any parties (other than Americas Silver or Pershing Gold or any representatives thereof) with respect to any acquisition proposal or potential acquisition proposal; and

●	not to take any action to encourage or assist any other person to do any of the prohibited acts referred to in the foregoing.
The commitments made by the applicable Pershing Gold Stockholders who are directors of Pershing Gold do not limit or modify their ability, in their capacity as a director, to cause Pershing Gold to accept a superior proposal in the circumstances permitted under the Merger Agreement.
The Pershing Gold D&O Support Agreements will terminate at the earlier to occur of: (i) the mutual consent of Americas Silver and the Pershing Gold Stockholder party to the Pershing Gold D&O Support Agreements; (ii) completion of the Merger in accordance with the Merger Agreement; (iii) termination of the Merger Agreement in accordance with its terms; (iv) by written notice of the Pershing Gold Stockholder if Americas Silver has not complied in any material respect with its covenants contained in the Pershing Gold D&O Support Agreement or if any representation or warranty of Americas Silver contained in the Pershing Gold D&O Support Agreement is untrue and incorrect in any material respect, and such non-compliance or inaccuracy is likely to prevent the consummation of the Transaction and is not cured, if curable by Americas Silver during a specified cure period; and (v) by written notice of Americas Silver if the requisite Pershing Gold resolutions are not approved by the requisite majority of Pershing Gold Stockholders.
Financing Debentures
In connection with the Merger Agreement, on October 1, 2018, Americas Silver completed a private placement debt financing and entered into arrangements with respect to the issuance of secured convertible debentures in the aggregate principal amount of C$5.5 million (the “Financing Debentures”) to certain private lenders (each, a “Lender” and collectively, the “Lenders”), including Trinity. The net proceeds of the loan were used by Americas Silver to fund a $4.0 million secured convertible loan (the “Pershing Gold Debenture”) to address Pershing Gold’s near-term working capital requirements. See “Pershing Gold Debenture” below.

The Financing Debentures mature on July 1, 2019; however, Americas Silver has the option to extend such maturity date to October 1, 2019, by delivering a notice in writing to the Lenders not later than March 1, 2019. The extension option is not available if the Transaction has been terminated.
The Financing Debentures are, upon the mutual election of the Lenders and Americas Silver, convertible, in whole or in part, into Americas Silver Common Shares. A maximum of 3,232,382 Americas Silver Common Shares are issuable on exercise of the Financing Debentures.  In connection with the Financing Debentures, Americas Silver also issued (i) to the lenders, warrants (the “Financing Warrants”) exercisable to purchase up to a maximum of 800,000 Americas Silver Common Shares and (ii) to Trinity, compensation warrants (the “Compensation Warrants”) exercisable to purchase up to a maximum of 275,000 Americas Silver Common Shares.
The maximum aggregate number of Americas Silver Common Shares issuable pursuant to the Transaction, the Financing Debentures, the Financing Warrants and the Compensation Warrants is 36,297,185, representing approximately 83% of the 43,402,434 Americas Silver Common Shares issued and outstanding as at  the Record Date.
Pershing Gold Debenture
In connection with the Merger Agreement, on October 1, 2018, Americas Silver agreed to extend a loan to Pershing Gold in the amount of $4.0 million pursuant to the terms and subject to the conditions of a $4.0 million aggregate principal amount secured convertible debenture, the Pershing Gold Debenture, to address Pershing Gold’s near-term working capital requirements.
The Pershing Gold Debenture matures on June 1, 2019; however, Pershing Gold has the option to extend such maturity date to September 1, 2019, by delivering a notice in writing to Americas Silver not later than February 1, 2019. The extension option is not available if the Merger Agreement has been terminated. The Pershing Gold Debenture is secured by a lien on substantially all of the assets of Pershing Gold.
In the event that the Merger Agreement is terminated, the portion of the principal amount outstanding and owing under the Pershing Gold Debenture plus any accrued and unpaid interest (collectively, the “Repayment Amount”) will become due and payable. At Pershing Gold’s option, the Repayment Amount will either (i) be payable in cash or (ii) convert into shares of Pershing Gold Common Stock at the conversion price set out in the Pershing Gold Debenture if:
●	either Americas Silver or Pershing Gold terminates the Merger Agreement because the Americas Silver meeting is held and the requisite resolutions of the Shareholders are not approved;
●
either Americas Silver or Pershing Gold terminates the Merger Agreement because a law is enacted, made, enforced or amended, as applicable, that makes the completion of the Transaction or the transactions contemplated by the Merger Agreement illegal or otherwise prohibited; or

●	Pershing Gold terminates the Merger Agreement because Americas Silver breaches any of its representations, warranties, covenants or agreements contained in the Merger Agreement.
To exercise the foregoing option, Pershing Gold must send a notice to Americas Silver within 30 days following the termination of the Merger Agreement and repayment must occur within 60 days of such notice, but in any event within 90 days of such termination. The aggregate number of shares of Pershing Gold Common Stock that may be issued pursuant to the foregoing option cannot exceed 19.9% of the total issued and outstanding shares of Pershing Gold Common Stock as of the date of the Pershing Gold Debenture.

The Repayment Amount is payable only in cash if:
●
either Americas Silver or Pershing Gold terminates the Merger Agreement because the special meeting of Pershing Gold Stockholders is held and the Transaction is not approved by the holders of Pershing Gold Common Stock and the holders of Series E Preferred Stock (on an as-converted basis) voting together as a class;

●
either Americas Silver or Pershing Gold terminates the Merger Agreement because the special meeting of Pershing Gold Stockholders is held and the Transaction is not approved by the holders of Series E Preferred Stock;

●	Americas Silver terminates the Merger Agreement because Pershing Gold breaches any of its representations, warranties, covenants or agreements contained in the Merger Agreement;
●	Americas Silver terminates the Merger Agreement because the Pershing Gold board of directors or any committee thereof makes a change of recommendation;
●
Pershing Gold terminates the Merger Agreement because the Pershing Gold board of directors approves and authorizes Pershing Gold to enter into a definitive agreement providing for the implementation of a superior proposal, in which case the Repayment Amount that becomes will due and payable will be calculated as an amount equal to 106% of the portion of the principal amount outstanding and owing under the Pershing Gold Debenture plus all accrued and unpaid interest on such amount so prepaid, up to and including the redemption date; or

●	either Americas Silver or Pershing Gold terminates the Merger Agreement because the Transaction is not completed by April 1, 2019 and the Merger Agreement is terminated.
The interest on any amount funded to Pershing Gold under the Pershing Gold Debenture is 16.00% per annum and will accrue and compound monthly from and after the date of the funding.
PROCEDURE FOR THE TRANSACTION TO BECOME EFFECTIVE
Shareholder Approvals
Charter Amendment Resolution
At the Meeting, Shareholders will be asked to consider, and if deemed advisable, to pass the Charter Amendment Resolution, the full text of which is attached as Appendix “A” to this Circular. It is a condition of the Merger that the Charter Amendment Resolution be approved by a special resolution (being at least 66 2/3%) of votes cast at the Meeting by Shareholders, present in person or by proxy.
The authorized share capital of Americas Silver currently consists of an unlimited number of Americas Silver Common Shares. The proposed amendment to the Americas Silver Articles would allow Americas Silver to create the Americas Silver Preferred Shares. Americas Silver would issue up to 4,128,042 Americas Silver Preferred Shares in connection with the Transaction, which shall be convertible on a one-for-one basis into Americas Silver Common Shares. The Americas Silver Common Shares issued on conversion of the Americas Silver Preferred Shares would represent approximately 8.68% of the number of Americas Silver Common Shares outstanding after giving effect to such conversion, based on the number of Americas Silver Common Shares outstanding as of the close of business on the Record Date.

Only the Americas Silver Common Shares will be listed on the TSX and the NYSE American upon completion of the Transaction.
The Transaction cannot be completed unless the Charter Amendment Resolution is duly approved by Shareholders at the Meeting.
See “The Transaction – Overview of the Transaction – Americas Silver Preferred Shares” in this Circular, and the Americas Silver Preferred Share Terms attached as Appendix “B” to this Circular.
Unless a Shareholder who has given a proxy has directed that its Americas Silver Common Shares be voted against the Charter Amendment Resolution, the persons named in the accompanying form of proxy intend to vote FOR the Charter Amendment Resolution.
Issuance Resolution
Pursuant to Section 611(c) of the TSX Company Manual, a listed company is required to obtain shareholder approval in connection with an acquisition where the number of securities issued or issuable in payment of the purchase price for the acquisition exceeds 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the acquisition. As the Transaction will result in Americas Silver issuing in excess of 25% of the outstanding Americas Silver Common Shares, Shareholder approval is required. It is a condition of the Merger that the Issuance Resolution be approved by a simple majority (50% plus one) of votes cast at the Meeting by Shareholders, present in person or by proxy. Americas Silver is seeking the approval of Shareholders to issue up to 31,989,803 Americas Silver Common Shares in connection with the Transaction (which includes the issuance of Americas Silver Common Shares in respect of holders of “out-of-the-money” Pershing Gold Options and Pershing Gold Warrants assuming such holders exercise all such Pershing Gold Options and Pershing Gold Warrants prior to the Effective Time), representing approximately 74.2% of the 43,094,657 Americas Silver Common Shares outstanding as at September 28, 2018, the date of the Merger Agreement, approximately 73.7% of the 43,402,434 Americas Silver Common Shares outstanding as at the close of business on the Record Date and approximately 42.43% of the 75,392,237 Americas Silver Common Shares that would be outstanding if all such Americas Silver Common Shares issuable in connection with the Transaction and no other Americas Silver Common Shares were issued following the Record Date.
The Transaction cannot be completed unless the Issuance Resolution is duly approved by Shareholders at the Meeting.
For details on how on the Transaction will impact ownership of securities, see “Risk Factors - Risks Relating to Americas Silver Following Completion of the Transaction - Current holders of Americas Silver will have reduced ownership and voting interests in Americas Silver after the Transaction than they currently have“ at page 80.
Unless a Shareholder who has given a proxy has directed that its Americas Silver Common Shares be voted against the Issuance Resolution, the persons named in the accompanying form of proxy intend to vote FOR the Issuance Resolution.

Pershing Gold Stockholder Approval
The Transaction must be approved by (i) the majority of the voting power of holders of the Pershing Gold Common Stock and holders of the Series E Preferred Stock (on an as-converted basis), voting as one class, and (ii) 75% of the voting power of the holders of Series E Preferred Stock, voting as a separate class, at the Pershing Gold Meeting.
Regulatory Approvals
Americas Silver and Pershing Gold have agreed to use their commercially reasonable efforts to obtain all governmental and regulatory approvals required to complete the Transaction as contemplated by the Merger Agreement.
U.S. Antitrust Regulations
The completion of the Transaction is conditioned upon the receipt of all required antitrust clearances, consents and approvals. As things presently stand and as we anticipate they will be at the time of the closing of the Transaction, neither Pershing Gold nor Americas Silver are required, in the United States or elsewhere, to make pre-Transaction notification filings or to await the expiration of any statutory waiting periods prior to completing the Transaction.  Should an unlikely change in circumstances occur, it is possible that pre-Transaction notification filings would need to be made in the United States with the Federal Trade Commission and the Department of Justice and observance of an attendant waiting period would be needed prior to completing the Transaction.  Whether or not such filings become necessary, the Federal Trade Commission, the Department of Justice, a state attorney general, or an antitrust enforcement authority in another country could challenge or seek to block the Transaction at any time, either before or after closing under the antitrust laws, as it deems necessary or desirable in the public interest. Moreover, a competitor, customer or other third party could initiate a private action under the antitrust laws challenging or seeking to enjoin the Transaction, before or after it is completed. Neither Pershing Gold nor Americas Silver believes that the completion of the Transaction will result in a violation of any applicable U.S. or foreign antitrust laws. However, there can be no assurance that a challenge (resulting from any such pre-Transaction notification filings, or otherwise) to the Transaction on antitrust grounds will not be made or, if such a challenge is made, what the result will be.
U.S. National Security Review
Section 721 of the Defense Production Act of 1950, as amended (“Section 721”), authorizes the President of the United States to investigate, and to suspend or to prohibit, any transaction that could result in control of a U.S. business by a foreign person (a “Covered Transaction”) where the President determines that such transaction threatens to impair U.S. national security, and no other adequate and appropriate means are available to address that threat. In the exercise of Section 721 authority, the President relies on CFIUS. CFIUS consists of representatives of several U.S. agencies, including the Departments of Commerce, Defense, Energy, Homeland Security, Justice, State, and the Treasury, as well as the Office of the U.S. Trade Representative, the Office of Science and Technology Policy and other White House offices. The Secretary of the Treasury Department is the chairperson of CFIUS. CFIUS is empowered to review and to investigate Covered Transactions and (i) where appropriate, to negotiate agreements to mitigate identified national security threats; (ii) to monitor and to enforce such mitigation agreements; (iii) to determine that no further action under Section 721 is necessary concerning a Covered Transaction based on the outcome of its review or investigation (including conclusion of a mitigation agreement); and (iv) to make recommendations to the President for a final decision if it is unable itself to resolve issues concerning a Covered Transaction.

There is no requirement to file a notice of a Covered Transaction with CFIUS, but CFIUS itself may self-initiate an investigation without being notified by the parties. Further, even if the parties to a Covered Transaction do not file a notice with CFIUS or if CFIUS does not self-initiate an investigation, the President maintains the authority to conduct an investigation into, and to suspend, to prohibit, or to reverse a Covered Transaction. Accordingly, it is customary and generally considered prudent to file a joint voluntary notice with CFIUS in order to secure timely CFIUS consideration of a Covered Transaction.
Upon initiation of a review of a Covered Transaction by CFIUS (which ordinarily occurs after CFIUS has accepted as complete a joint voluntary notice), Section 721 provides for a potentially three-stage process of consideration. Initially, CFIUS conducts a review, which must be completed no later than 45 days after CFIUS accepts the notice for filing. In this review stage, CFIUS may either conclude consideration of the Covered Transaction after determining that there are no national security issues that warrant further action, or it may determine to initiate an investigation. If CFIUS initiates an investigation, then the investigation must be completed no later than 45 days after it commences. The regulations allow for one 15-day period of extension of the investigation in extraordinary circumstances.  Upon the completion of its investigation, CFIUS may either determine that no further action is warranted (including by reason of a mitigation agreement), or it may determine to refer the matter to the President with its report and recommendations. If CFIUS refers the matter to the President, then the President may take up to another 15 days to reach a final determination.
With respect to this statutory timeframe, Section 721 requires that CFIUS ordinarily proceed to conduct an investigation of a Covered Transaction in certain circumstances. These circumstances include where the foreign person acquiring control of the U.S. business is controlled by a foreign government. In addition, the statutory timeframe may effectively be varied by CFIUS approval of a request by the parties to withdraw their notice. If the parties withdraw and later refile a notice, then the CFIUS review process commences from the beginning of the timeframe.
In evaluating a Covered Transaction under Section 721, CFIUS and the President are guided by various factors, including: (i) domestic production needed for projected national defense requirements; (ii) the capability and capacity of domestic industries to meet national defense requirements; (iii) the control of domestic industries and commercial activity by foreign citizens as it affects the capability and capacity of the United States to meet the requirements of national security; (iv) the potential effects of the proposed or pending transaction on sales of military goods, equipment, or technology to certain countries; (v) the potential effects of the proposed or pending transaction on U.S. international technological leadership in areas affecting U.S. national security; (vi) the potential national security-related effects on U.S. critical infrastructure, including major energy assets; (vii) the potential national security-related effects on U.S. critical technologies; (viii) whether the covered transaction is a foreign government-controlled transaction, and if so, (A) the adherence of the subject country to non-proliferation control regimes, including treaties and multilateral supply guidelines, (B) the relationship of such country with the United States, specifically on its record on cooperating in counter-terrorism efforts, and (C) the potential for transshipment or diversion of technologies with military applications, including an analysis of national export control laws and regulations; (ix) the long-term projection of United States requirements for sources of energy and other critical resources and material; and (x) such other factors as CFIUS or the President may determine to be appropriate generally or in connection with a specific review or investigation.

Pershing Gold and Americas Silver submitted a joint voluntary notice with CFIUS on November 5, 2018, and the review period began on November 29, 2018. Americas Silver believes that CFIUS may clear the Transaction following the initial 45-day review.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON
See “Interest of Informed Persons in Material Transactions”.
RISK FACTORS
In addition to the other information included in this Circular, including the matters addressed in the section “Forward-Looking Statements” you should carefully consider the following risks before deciding how to vote on the proposals presented at the Meeting. The risk factors related to the Transaction present the material risks directly related to the Transaction and the integration of the two companies to the extent presently known. Also included are the material risks associated with each of the businesses of Americas Silver and Pershing Gold presently known, because these risks will also affect Americas Silver following the closing of the Transaction. The risks below also include forward-looking statements, and actual results may differ substantially from those discussed in these forward-looking statements. See “Forward-Looking Statements” beginning on page 15. In addition, you should read and consider the risks associated with each of the businesses of Pershing Gold and Americas Silver because these risks will also affect Americas Silver upon completion of the Transaction - these risks can be found in Pershing Gold and Americas Silver’s filings with the SEC and the applicable Canadian securities regulatory authorities, including Pershing Gold’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 filed on March 28, 2018 and Americas Silver’s Form 40-F Annual Report for the fiscal year ended December 31, 2017, filed on March 5, 2018. The risks and uncertainties described in this Circular are not the only ones that Americas Silver and Pershing Gold face. Additional risks and uncertainties not presently known to Pershing Gold or Americas Silver or that Pershing Gold or Americas Silver currently consider immaterial may also impair Pershing Gold’s business operations or the business operations of Americas Silver after the Transaction. If any of the risks actually occur, business and financial results of both companies could be harmed or the trading price of Americas Silver Common Shares could decline. You should also read and consider the other information in this Circular, including the appendices. See “Information Concerning Americas Silver” and “Information Concerning Pershing Gold” beginning on page 91.
Risks Related to the Transaction
The Exchange Ratio will not be adjusted in the event of any change in either Pershing Gold’s stock price or Americas Silver’s share price.
In the Transaction, each share of Pershing Gold Common Stock will be converted into the right to receive 0.715 of an Americas Silver Common Share (subject to adjustment as described herein). This Exchange Ratio will not be adjusted for changes in the market price of either Pershing Gold Common Stock or Americas Silver Common Shares that have occurred subsequent to the execution date of the Merger Agreement, being September 28, 2018, or occur prior to the closing of the Transaction. Changes in the price of Americas Silver Common Shares prior to completion of the Transaction will affect the value of the consideration that holders of Pershing Gold Common Stock will receive on the closing date of the Transaction. Share price changes may result from a variety of factors (many of which are beyond the control of Americas Silver and Pershing Gold), including, but not limited to, the following:

●	changes in Pershing Gold’s and Americas Silver’s respective businesses, operations, finances and prospects, or the market assessments thereof;
●	market assessments of the likelihood that the Transaction will be completed, including related considerations regarding regulatory approvals of the Transaction; and
●
general market and economic conditions, including fluctuations in the spot price of gold, silver or other precious metals and other factors generally affecting the price of Pershing Gold Common Stock and Americas Silver Common Shares.

The price of Americas Silver Common Shares at the closing of the Transaction may vary from the price on the date the Merger Agreement was executed, on the date of this Circular, and on the date of the Meeting. As a result, the market value represented by the Exchange Ratio will also vary. For example, based on the range of closing prices of Americas Silver Common Shares on the NYSE American during the period from September 28, 2018, the last trading day completed before public announcement of execution of the Merger Agreement, through December 4, 2018, the Exchange Ratio represented a market value ranging from a low of $0.93 to a high of $1.83 for each share of Pershing Gold Common Stock.
Because the Transaction will be completed after the date of the Meeting, the exact market value of the Americas Silver Common Shares to be issued to holders of Pershing Gold Common Stock will not be known at the time of the Meeting.
If the price of Americas Silver Common Shares increases between the time of the Meeting and the closing of the Transaction, holders of Pershing Gold Common Stock will receive Americas Silver Common Shares that have a market value that is greater than the market value of such shares at the time of the Meeting. If the price of Americas Silver Common Shares decreases between the time of the Meeting and the closing of the Transaction, Pershing Gold Stockholders will receive Americas Silver Common Shares at closing that have a market value that is less than the market value of such shares at the time of the Meeting. Therefore, because the Exchange Ratio will not be adjusted based on the market value of Pershing Gold Common Stock or Americas Silver Common Shares, Shareholders cannot be sure at the time of the Meeting of the market value of the consideration that will be paid to Pershing Gold Stockholders upon completion of the Transaction.
Furthermore, because Americas Silver Preferred Shares will be convertible into Americas Silver Common Shares, holders of Series E Preferred Stock who exchange their stock for Americas Silver Preferred Shares will not know the derivative value of their Americas Silver Preferred Shares until the closing of the Transaction.
The Transaction is subject to satisfaction or waiver of a number of conditions.
The completion of the Transaction is conditional upon the satisfaction or, where applicable, waiver of a number of conditions, including the requisite approvals of Shareholders, the requisite approvals of Pershing Gold Stockholders, and satisfaction of governmental or regulatory conditions (including CFIUS, TSX, NYSE American and NASDAQ approvals). There can be no certainty, nor can Pershing Gold or Americas Silver provide any assurance, that these conditions will be satisfied or, if satisfied, that they will be satisfied on acceptable terms. A substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in any government or regulatory approvals could have an adverse effect on the business or financial condition of either company. In addition, if for any reason the conditions to the Transaction are not satisfied or waived or if the Transaction is not completed for any reason, Pershing Gold and/or Americas Silver’s ongoing business and financial results may be adversely affected, the market price of Pershing Gold Common Stock and Americas Silver Common Shares may be adversely affected.

Failure to complete the Transaction could negatively impact the market price of the Americas Silver Common Shares and Americas Silver’s future business and financial results.
If the Transaction is not completed for any reason, Americas Silver’s ongoing business and financial results may be adversely affected. In addition, if the Transaction is not completed, Americas Silver will be subject to a number of additional risks, including the following:
●
The price of Americas Silver Common Shares may decline to the extent that the current market price of the Americas Silver Common Shares reflects a market assumption that the Transaction will be completed and that the related benefits will be realized, or as a result of the market’s perceptions that the Transaction was not consummated due to an adverse change in Americas Silver’s business or financial condition.

●
Americas Silver will continue to be liable to repay the amount outstanding under the Financing Debentures (as defined in the section entitled “The Transaction – Financing Debentures” on page 70 of this Circular) to the Lenders on the repayment dates agreed in the Financing Debentures. Although in certain circumstances specified in the Financing Debentures, each of Americas Silver and the Lenders may elect to convert the principal and interest amounts of the Financing Debentures into Americas Silver Common Shares, in many circumstances Americas Silver will be required to repay outstanding amounts in cash.  There can be no certainty that Americas Silver will have the financial capacity to repay the Financing Debentures when due, or at all. If either Americas Silver or the Lenders elect to convert outstanding amounts under the Financing Debentures into Americas Silver Common Shares, Shareholders will be diluted.

●
Whether or not the Transaction is completed, the pending Transaction could adversely affect Pershing Gold’s or Americas Silver’s operations because matters relating to the Transaction require substantial commitments of time and resources by Pershing Gold’s and Americas Silver’s management and employees which could otherwise have been devoted to other opportunities that may have been beneficial to Pershing Gold or Americas Silver.

Americas Silver cannot guarantee when, or whether, the Transaction will be completed, that there will not be a delay in the completion of the Transaction or that all or any of the anticipated benefits of the Transaction will be obtained. If the Transaction is not completed or is delayed, Americas Silver may experience the risks discussed above which may adversely affect Americas Silver’s business, financial results and share price.
Interests of certain persons in the Transaction may be different from those of Shareholders.
Certain officers and directors of Pershing Gold and Americas Silver may have interests in the Transaction that may be different from, or in addition to, the interests of Shareholders, as applicable, generally including, but not limited to, those interests discussed under the heading “Interests of Informed Persons in Material Transactions” on page 90 of this Circular. In considering the recommendations of the Board to vote FOR each of the Charter Amendment Resolution and the Issuance Resolution, Shareholders should consider these interests.

The application of interim operating covenants may restrict Pershing Gold’s or Americas Silver’s ability to pursue certain opportunities.
Pursuant to the Merger Agreement, each of Pershing Gold and Americas Silver has agreed to certain interim operating covenants intended to ensure that each of Pershing Gold and Americas Silver and their subsidiaries carry on business in the ordinary course of business consistent with past practice, except as required or expressly authorized by the Merger Agreement or any applicable law, or unless the prior written consent of the other party is obtained. These operating covenants cover a broad range of activities and business practices. Consequently, it is possible that a business opportunity will arise that is out of the ordinary course or is not consistent with past practices, and that, as applicable, Pershing Gold or Americas Silver will not be able to pursue or undertake the opportunity due to its covenants in the Merger Agreement unless the prior written consent of the other party is obtained (such consent not to be unreasonably withheld, conditioned or delayed).
The Americas Silver Fairness Opinion obtained by the Board from its financial advisor will not reflect subsequent changes.
In connection with the proposed Transaction, on September 28, 2018, Clarus delivered to the Board the Americas Silver Fairness Opinion to the effect that, as of that date, and based upon and subject to the various considerations set forth in the opinion, the Transaction was fair, from a financial point of view, to the Shareholders. The opinion does not reflect changes that may occur or that have occurred after the date of the opinion, including changes to the operations and prospects of Americas Silver or Pershing Gold, fluctuations in the price of gold and silver, changes in the market prices of the Americas Silver Common Shares or Pershing Gold Common Stock, changes in general market or economic conditions or regulatory or other factors. Any such changes, or changes of other factors on which the opinion is based, may materially alter or affect the relative values of Pershing Gold and Americas Silver and the value of the Transaction.
Risks Relating to Americas Silver Following Completion of the Transaction
The market price of the Americas Silver Common Shares has been, and may continue to be, volatile, and may affect the aggregate value of the Common Stock Consideration and the Preferred Stock Consideration issued by Americas Silver.
The market price of the Americas Silver Common Shares has fluctuated substantially, may continue to do so, and may be higher or lower than the initial price received upon the exchange. As a result, Americas Silver’s future stock price may be volatile. Over the twelve-month period ending on November 30, 2018, the market price of Americas Silver Common Shares on the TSX has ranged from a low of C$1.75 to a high of C$5.74. Over the twelve-month period ending on November 30, 2018, the market price of the Americas Silver Common Shares on the NYSE American has ranged from a low of $1.31 to a high of $4.65. The market price of the Americas Silver Common Shares following the Transaction will depend on a number of factors many of which are beyond Americas Silver’s control. These fluctuations could cause Pershing Gold Stockholders to lose all or part of their investment in the Americas Silver Common Shares since Pershing Gold Stockholders might be unable to sell their shares at or above the price initially received upon the exchange of shares of Pershing Gold Common Stock. Factors that could cause fluctuations in the market price of the Americas Silver Common Shares include the following:

●	price and volume fluctuations in the overall stock market from time to time;
●	volatility in the market prices and trading volumes of mining stocks and/or the spot price of gold and silver;
●	changes in operating performance and stock market valuations of other precious or base metal mining companies generally, or those in Americas Silver’s industry in particular;
●	future capital raising activities of Americas Silver;
●	sales of Americas Silver Common Shares by holders thereof;
●
failure of securities analysts to maintain coverage of Americas Silver, changes in financial estimates by securities analysts who follow Americas Silver, or Americas Silver’s failure to meet these estimates or the expectations of investors;

●	the financial projections Americas Silver may provide to the public, any changes in those projections or Americas Silver’s failure to meet those projections;
●	the announcements by Americas Silver or its competitors of new projects or acquisitions or divestitures;
●	the public’s reaction to Americas Silver’s press releases, other public announcements and filings with the SEC and the applicable Canadian securities regulatory authorities;
●	rumors and market speculation involving Americas Silver or other companies in Americas Silver’s industry;
●	actual or anticipated changes in Americas Silver’s operating results or fluctuations in Americas Silver’s operating results;
●	actual or anticipated developments in Americas Silver’s business, Americas Silver’s competitors’ businesses or the competitive landscape generally;
●	litigation involving Americas Silver, Americas Silver’s industry or both, or investigations by regulators into Americas Silver’s operations or those of Americas Silver’s competitors;
●	announced or completed acquisitions of businesses by Americas Silver or Americas Silver’s competitors;
●	new laws or regulations or new interpretations of existing laws or regulations applicable to Americas Silver and its business;
●	changes in accounting standards, policies, guidelines, interpretations or principles;
●	any significant change in Americas Silver’s management; and
●	general economic conditions and slow or negative growth of Americas Silver’s markets.
Current holders of Americas Silver will have reduced ownership and voting interests in Americas Silver after the Transaction than they currently have.
Based on 33,676,921 shares of Pershing Gold Common Stock and 983,549 shares of Pershing Gold Common Stock issuable pursuant to Pershing Gold RSUs outstanding on November 30, 2018, and the Exchange Ratio, it is anticipated that Americas Silver will issue 24,078,998 Americas Silver Common Shares to holders of Pershing Gold Common Stock on completion of the Transaction, assuming no holders of Series E Preferred Stock elect to convert their Series E Preferred Stock to Pershing Gold Common Stock before closing of the Transaction (not including Americas Silver Common Shares issuable upon conversion of a Pershing Gold Warrant to be exchanged in the Transaction or issuable pursuant to outstanding Pershing Gold RSUs). Based on the number of Americas Silver Common Shares outstanding on the record date for the Meeting, current Shareholders and current holders of Pershing Gold Common Stock would own approximately 63.5% and 36.5% of Americas Silver Common Shares, respectively, upon the completion of the Transaction, assuming no additional issuances of Americas Silver Common Shares or shares of Pershing Gold Common Stock between the Record Date and the Effective Time. However, Americas Silver could issue up to 8,286,615 Americas Silver Common Shares upon the exercise of outstanding Americas Silver warrants and Americas Silver options prior to the Effective Time. In addition, it is expected that Americas Silver will issue 703,237 Americas Silver Common Shares in exchange for the currently outstanding 983,549 Pershing Gold RSUs. Americas Silver may also issue up to 4,128,042 Americas Silver Common Shares upon conversion of the Americas Silver Preferred Shares for which the Series E Preferred Stock may be exchanged in the Transaction (or up to 2,261,577 Americas Silver Common Shares upon exchange of Pershing Gold Common Stock issued upon conversion of Series E Preferred Stock in the Transaction, if the holders so elect), and up to 22,223 Americas Silver Common Shares may be issuable upon exercise of an existing Pershing Gold Warrant. Based on the current market price of Pershing Gold Common Stock and the Exchange Ratio, it is not expected that any Americas Silver Common Shares will be issuable in connection with the cancellation of the “out-of-the-money” Pershing Gold Options or Pershing Gold Warrants as the “out-of-the-money” Pershing Gold Options have exercise prices ranging from US$2.80 to US$10.80 and the “out-of-the-money” Pershing Gold Warrants have exercise prices ranging from US$3.40 to US$8.10. Pursuant to the rules of the TSX, Americas Silver is required to disclose that in the unlikely event that all holders these "out-of-the-money" Pershing Gold Options and Pershing Gold Warrants exercise such Pershing Gold Options and Pershing Gold Warrants prior to the Effective Time such that Americas Silver is required pursuant to the terms of the Merger Agreement to issue the Common Stock Consideration in respect of the Pershing Gold Common Stock received on exercise of such “out-of-the-money” Pershing Gold Options and Pershing Gold Warrants, Americas Silver could be required to issue up to 3,079,526 additional Americas Silver Common Shares.

Any delay in completing the Transaction may reduce or eliminate the benefits expected to be achieved thereunder.
In addition to the required regulatory approvals and clearances, the Transaction is subject to a number of other conditions beyond Pershing Gold’s or Americas Silver’s control that may prevent, delay, or otherwise materially adversely affect its completion. It is not predicable whether and when these other conditions will be satisfied. Furthermore, the requirements for obtaining the required clearances and approvals could delay the completion of the Transaction for a significant period of time or prevent it from occurring. Any delay in completing the Transaction could cause Pershing Gold Stockholders not to realize some or all of the synergies and other benefits that are expected to be achieved if the Transaction is successfully completed within its expected time frame.
Uncertainties associated with the Transaction may cause a loss of management personnel and other key employees which could adversely affect the future business and operations following the Transaction.
Following the completion of the Transaction, Americas Silver will be dependent on the experience and industry knowledge of Americas Silver and the continuing Pershing Gold officers and other key employees to execute its business plans. Americas Silver’s success after the Transaction will depend in part upon its ability to retain key management personnel and other key employees. Americas Silver’s and Pershing Gold’s current and prospective employees may experience uncertainty about their roles within Americas Silver following the Transaction or other concerns regarding its operations following the Transaction, any of which may have an adverse effect on Americas Silver’s ability to attract or retain key management and other key personnel. Accordingly, no assurance can be given that Americas Silver and Pershing Gold will be able to attract or retain key management personnel and other key employees until the Transaction is consummated or following the Transaction to the same extent that Americas Silver and Pershing Gold have previously been able to attract or retain such employees.
The integration of Americas Silver and Pershing Gold may not occur as planned.
The Merger Agreement has been entered into with the expectation that its successful completion will result in increased precious metal production and an enhanced platform for growth for Americas Silver following completion of the Transaction. These anticipated benefits will depend in part on whether Americas Silver’s and Pershing Gold’s operations can be integrated in an efficient and effective manner. The integration of the two companies will present challenges to management, including the integration of systems and personnel of the two companies, and special risks, including possible unanticipated liabilities and unanticipated costs. As a result of these factors, it is possible that the cost reductions and synergies expected from the Transaction will not be realized by Americas Silver. In addition, such synergies assume certain realized long-term metals prices and foreign exchange rates. If actual prices are below such assumed prices, the realization of potential synergies could be adversely affected.

Americas Silver and Pershing Gold may not realize the benefits of the Transaction currently anticipated due to challenges associated with integrating the operations, technologies and personnel of Americas Silver and Pershing Gold.
The anticipated success of Americas Silver with respect to the Transaction will depend in large part on the success of management of Americas Silver in integrating the operations, technologies and personnel of Pershing Gold with those of Americas Silver. The failure of Americas Silver to successfully integrate Pershing Gold, or the occurrence of any unanticipated operational problems or interruptions, expenses and liabilities could result in the failure of Americas Silver to realize the anticipated benefits of the Transaction and could impair the results of operations, profitability and financial results of Americas Silver.
The overall integration of the operations, technologies and personnel of Pershing Gold into Americas Silver may also result in unanticipated operational problems, expenses, liabilities and diversion of management’s time and attention. There can be no assurance that Pershing Gold or Americas Silver will not incur additional material costs in subsequent periods to reflect additional costs associated with the Transaction or that the benefits of the Transaction will be realized.
The obligations and liabilities of Pershing Gold, some of which may be unanticipated or unknown, may be greater than anticipated, which may diminish the value of Pershing Gold to Americas Silver.
Pershing Gold’s obligations and liabilities, some of which may be unanticipated or unknown, or may be greater than anticipated, may not be reflected or reserved for in Pershing Gold’s historical financial statements. The obligations and liabilities of Pershing Gold could have a material adverse effect on Pershing Gold’s business, financial condition, or results of operations following the Transaction. Americas Silver will not be able to realize any indemnification from Pershing Gold under the Merger Agreement with respect to obligations or liabilities of Pershing Gold, whether known or unknown. Any such liabilities could substantially reduce Americas Silver’s earnings and cash flows or otherwise materially and adversely affect its business, financial condition, or results of operations following the Transaction.
Americas Silver’s future results following the Transaction may differ materially from the unaudited pro forma financial information included in this Circular.
The unaudited pro forma combined financial information contained in this Circular is presented for purposes of presenting Americas Silver’s historical consolidated financial statements with Pershing Gold’s historical consolidated financial statements as adjusted to give effect to the Transaction as though the Transaction had occurred on January 1, 2017 for the unaudited pro forma income statement and September 30, 2018 for the unaudited pro forma balance sheet, and is not necessarily indicative of the financial condition or results of operations of Americas Silver following the Transaction. The unaudited pro forma financial information reflects adjustments, which are based upon preliminary estimates, to allocate the purchase price to Pershing Gold’s acquired assets and liabilities. The purchase price allocation reflected in this Circular is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of Pershing Gold as of the date of the completion of the Merger. In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect Americas Silver’s financial condition and results of operations following the Transaction. See the Unaudited Pro Forma Financial Statements included as Appendix “G” to this Circular.

Additional reporting requirements may apply if Americas Silver loses its status as a “foreign private issuer” under the Exchange Act.
Americas Silver is currently considered a “foreign private issuer” under the rules of the SEC. However, following completion of the Transaction it is may lose its “foreign private issuer” status at future assessment dates. As a foreign private issuer, Americas Silver is subject to the reporting requirements under the Exchange Act applicable to foreign private issuers. Americas Silver is required to file its annual report on Form 40-F with the SEC at the time it files its annual information form with the applicable Canadian securities regulatory authorities. In addition, Americas Silver must furnish reports on Form 6-K to the SEC regarding certain information required to be publicly disclosed by Americas Silver in Canada or filed with the TSX and which was made public by the TSX, or regarding information distributed or required to be distributed by Americas Silver to its shareholders. Moreover, although Americas Silver is required to comply with Canadian disclosure requirements, in some circumstances Americas Silver is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. Americas Silver is required to file financial statements in accordance with IFRS, and therefore does not file financial statements prepared in accordance with U.S. GAAP as do U.S. companies that file reports with the SEC. Furthermore, Americas Silver is not required to comply with the U.S. proxy rules or with Regulation FD, which addresses certain restrictions on the selective disclosure of material information, although it must comply with Canadian disclosure requirements. In addition, among other matters, Americas Silver’s officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of Americas Silver Common Shares. Americas Silver also presents information regarding mineral resources and reserves in accordance with Canadian National Instrument 43-101—Standards of Disclosure for Mineral Projects (“NI 43-101”) rather than SEC Industry Guide 7 with which U.S. companies must comply. If Americas Silver loses its status as a foreign private issuer, it will no longer be exempt from such rules and, among other things, will be required to file periodic reports and financial statements with the content and in the form permitted as if it were a U.S. company, and incur additional costs to make such filings. Americas Silver does, however, file quarterly financial information under Canadian periodic reporting requirements for public corporations, which is accessible through the Internet at www.sedar.com, and will furnish such quarterly financial information to the SEC under cover of Form 6-K, which is available at www.sec.gov. Insiders of Americas Silver are generally required to disclose their trading in Americas Silver Common Shares within 5 days of the date of the trade and these trading activity reports can be accessed through the Internet at www.sedi.ca.

Pershing Gold and Americas Silver expect to incur substantial expenses related to the Transaction and the integration of the two companies.
Americas Silver and Pershing Gold expect to incur significant transaction costs and significant synergy planning and integration costs in connection with the Transaction. While Americas Silver has assumed that this level of expense will be incurred, there are many factors beyond its control that could affect the total amount or the timing of the Transaction and integration expenses. Moreover, many of the expenses that will be incurred are, by their nature, difficult to estimate accurately. To the extent these Transaction and integration expenses are higher than anticipated or are incurred at different times than anticipated, Americas Silver’s future operating results and financial condition may be materially adversely affected.
Americas Silver may be subject to significant capital requirements and operating risks associated with its expanded operations and its expanded portfolio of growth projects.
Americas Silver must generate sufficient internal cash flows and/or be able to utilize available financing sources to finance its growth and sustaining capital requirements. If Americas Silver does not realize satisfactory prices for the commodities that it produces, it could be required to raise significant additional capital through the capital markets and/or incur significant borrowings to meet its capital requirements. These financing requirements could adversely affect Americas Silver’s ability to access the capital markets in the future to meet any external financing requirements Americas Silver might have. If there are significant delays in terms of when any exploration, development and/or expansion projects are completed and producing on a commercial and consistent scale, and/or their capital costs were to be significantly higher than estimated, these events could have a significant adverse effect on Americas Silver’s results of operation, cash flow from operations and financial condition.
Americas Silver may need additional financing in connection with the implementation of its business and strategic plans from time to time after closing of the Transaction. The exploration and development of mineral properties, including Relief Canyon, and the ongoing operation of mines require a substantial amount of capital and may depend on Americas Silver’s ability to obtain financing through joint ventures, debt financing, equity financing or other means. The combined entity may accordingly need further capital depending on exploration, development, production and operational results and market conditions, including the prices at which Americas Silver sells its production, or in order to take advantage of further opportunities or acquisitions. Americas Silver’s financial condition, general market conditions, volatile metals markets, volatile interest rates, a claim against Americas Silver, a significant disruption to Americas Silver’s business or operations or other factors may make it difficult to secure financing necessary for the expansion of mining activities or to take advantage of opportunities for acquisitions. Further, continuing volatility in the credit markets may affect the ability of Americas Silver, or third parties it seeks to do business with, to access those markets. There is no assurance that Americas Silver will be successful in obtaining required financing as and when needed on acceptable terms, if at all. If Americas Silver raises funding by issuing additional equity securities or securities convertible, exercisable or exchangeable for equity securities, such financing may substantially dilute the interests of the shareholders of Americas Silver and reduce the value of their investment.
In addition, Americas Silver’s mining operations and processing and related infrastructure facilities are subject to risks normally encountered in the mining and metals industry. Such risks include, without limitation, environmental hazards, industrial accidents, labor disputes, changes in laws, technical difficulties or failures, late delivery of supplies or equipment, unusual or unexpected geological formations or pressures, cave-ins, pit-wall failures, rock falls, unanticipated ground, grade or water conditions, flooding, periodic or extended interruptions due to the unavailability of materials and force majeure events. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining or processing, losses and possible legal liability. Any prolonged downtime or shutdowns at Americas Silver’s mining or processing operations could materially adversely affect Americas Silver’s business, results of operations, financial condition and liquidity. See the information under the heading “Risk Factors” in Americas Silver’s Annual Information Form filed as an Exhibit to its annual report on Form 40-F for the fiscal year ended December 31, 2017 filed with the SEC on March 5, 2018.

Labor relations, employee recruitment, retention and pension funding issues may adversely affect Americas Silver’s operations.
Americas Silver may experience labor disputes, work stoppages or other disruptions in production that could adversely affect its operations. Americas Silver is dependent on its workforce at its material producing properties and mills. Americas Silver endeavors to maintain good relations with its workforce in order to minimize the possibility of strikes, lock-outs and other stoppages at the site. Relations between Americas Silver and its employees may be impacted by changes in labor relations which may be introduced by, among other things, employee groups, competing labor unions, and the relevant governmental authorities in whose jurisdictions Americas Silver carries on business. Many of Americas Silver’s employees at its operations are represented by a labor union under a collective labor agreement. Americas Silver may not be able to satisfactorily renegotiate the collective labor agreement when it expires. In addition, the existing labor agreement may not prevent a strike or work stoppage at Americas Silver’s facilities in the future, and any such work stoppage could have a material adverse effect on its earnings.
Americas Silver also hires its employees or consultants in Mexico to assist it in conducting its operations in accordance with Mexican laws. Americas Silver also purchases certain supplies and retains the services of various companies in Mexico to meet its business plans. It may be difficult to find or hire qualified people in the mining industry who are situated in Mexico or to obtain all the necessary services or expertise in Mexico or to conduct operations on its projects at reasonable rates. If qualified people and services or expertise cannot be obtained in Mexico, Americas Silver may need to seek and obtain those services from people located outside Mexico, which will require work permits and compliance with applicable laws and could result in delays and higher costs to Americas Silver to conduct its operations in Mexico. Recruiting and retaining qualified personnel is critical to Americas Silver’s success. The number of persons skilled in acquisition, exploration and development of mining properties is limited and competition for such persons is intense. As Americas Silver’s business activity grows, Americas Silver will require additional key executive, financial, operational, administrative and mining personnel. Although Americas Silver believes that it will be successful in attracting, training and retaining qualified personnel, there can be no assurance of such success. If Americas Silver is not successful in attracting and training qualified personnel, the efficiency of its operations could be affected, which could have a material adverse effect on Americas Silver’s results of operations and profitability. Americas Silver strongly depends on the business and technical expertise of its small group of management and key personnel. There is little possibility that this dependence will decrease in the near term. Key man life insurance is not in place on management and key personnel. If the services of Americas Silver’s management and key personnel were lost, it could have a material adverse effect on future operations.
The volatility in the equity markets over the last several years and other financial impacts have affected Americas Silver’s costs and liquidity through increased requirements to fund Americas Silver’s defined benefit pension plans for its employees. There can be no assurance that financial markets will sufficiently recover in the future with the effect of causing a corresponding reduction in Americas Silver’s future pension funding requirements. Furthermore, there can be no assurance that unforeseen changes in pensioner longevity, government regulation or other financial market uncertainties will not cause pension funding requirements to differ from the requirements projected by professional actuaries. Americas Silver intends to continue to fund its pension plan for hourly and salary employees of Americas Silver pursuant to all relevant regulatory requirements.

Americas Silver’s future results will suffer if it does not effectively manage its expanded operations following the Transaction.
Following the Transaction, the size of Americas Silver’s business will increase significantly. Its future success depends, in part, upon its ability to manage this expanded business, which will pose substantial challenges for management, including challenges related to the management and monitoring of new operations, and associated increased costs and complexity. There can be no assurances that Americas Silver will be successful following the Transaction.
The market price of Americas Silver Common Shares may be affected by factors different from those affecting Americas Silver Common Shares or Pershing Gold Common Stock prior to the consummation of the Transaction.
Americas Silver’s mining methods and historical business differ from that of Pershing Gold. Accordingly, the results of operations of Americas Silver following completion of the Transaction and the market price of Americas Silver Common Shares may be affected by factors different from those that previously affected the independent results of operations and the market price of the Americas Silver Common Shares or Pershing Gold Common Stock. The ability to produce, and level and timing of production at Americas Silver’s existing mines are different from those of Pershing Gold. These differences may lead to different production profiles in different price scenarios from Americas Silver’s production facilities, which could lead to adverse impacts on the market price for Americas Silver Common Shares.
Americas Silver is an “emerging growth company” and Americas Silver and Pershing Gold cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make Americas Silver Common Shares less attractive to investors.
Americas Silver is an “emerging growth company” as defined in the JOBS Act, whereas Pershing Gold is not an emerging growth company. Americas Silver will continue to qualify as an “emerging growth company” until the earliest to occur of: (a) the last day of the fiscal year during which Americas Silver has total annual gross revenues of $1.07 billion or more; (b) the last day of the fiscal year of Americas Silver following the fifth anniversary of the date of the first sale of common equity securities of Americas Silver pursuant to an effective registration statement under the Securities Act, such as this Circular; (c) the date on which Americas Silver has, during the previous 3-year period, issued more than $1,000,000,000 in non-convertible debt; or (d) the date on which Americas Silver is deemed to be a ‘large accelerated filer’.
For so long as Americas Silver continues to qualify as an emerging growth company, it will be exempt from the requirement to include an auditor attestation report relating to internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act in its annual reports filed under the Exchange Act, even if it does not qualify as a “smaller reporting company”. In addition, section 103(a)(3) of the Sarbanes-Oxley Act has been amended by the JOBS Act to provide that, among other things, auditors of an emerging growth company are exempt from any rules of the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the registrant (auditor discussion and analysis).

Any U.S. domestic issuer that is an emerging growth company is able to avail itself of the reduced disclosure obligations regarding executive compensation in periodic reports and proxy statements, and to not present to its stockholders a nonbinding advisory vote on executive compensation, obtain approval of any golden parachute payments not previously approved, or present the relationship between executive compensation actually paid and such issuer’s financial performance. In contrast, Pershing Gold is currently subject to all of these requirements. As a foreign private issuer, Americas Silver is not subject to such requirements, and will not become subject to such requirements even if Americas Silver ceases to be an emerging growth company, unless Americas Silver also ceases to be a “foreign private issuer”.
Until Americas Silver ceases to be an emerging growth company Americas Silver may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies. Investors in Pershing Gold who are familiar with Pershing Gold’s reporting regime, may find Americas Silver Common Shares less attractive because Americas Silver relies on these exemptions. If some of Pershing Gold’s investors find Americas Silver Common Shares less attractive as a result, there may be a less active trading market for Americas Silver Common Shares and Americas Silver Common Share price may be more volatile.
Recent and future changes to U.S. tax laws could materially adversely affect Pershing Gold and Americas Silver.
On December 22, 2017, the Tax Cuts and Jobs Act was signed into law and significantly revised the Code.  The Tax Cuts and Jobs Act, among other things, reduces the backup withholding tax rate from 28% to 24% and contains significant changes to corporate taxation, including reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, limitation of the tax deduction for interest expense to 30% of adjusted earnings (except for certain small businesses), implementation of a “base erosion anti-abuse tax” which requires U.S. corporations to make an alternative determination of taxable income without regard to tax deductions for certain payments to affiliates, taxation of certain non-U.S. corporations’ earnings considered to be “global intangible low taxed income” repeal of the alternative minimum tax (“AMT”) for corporations and changes to a taxpayer’s ability to either utilize or refund the AMT credits previously generated, revision in the attribution rules relating to shareholders of certain “controlled foreign corporations”, limitation of the deduction for net operating losses to 80% of current year taxable income and elimination of net operating loss carrybacks, one-time taxation of offshore earnings at reduced rates regardless of whether they are repatriated, elimination of U.S. tax on foreign earnings (subject to certain important exceptions), immediate deductions for certain new investments instead of deductions for depreciation expense over time, and modification or elimination of many business deductions and credits.  Notwithstanding the reduction in the U.S. corporate income tax rate, the overall impact of the Tax Cuts and Jobs Act is uncertain, and Pershing Gold or Americas Silver’s business and financial condition could be adversely affected.  The impact of the Tax Cuts and Jobs Act on holders of Americas Silver Common Shares after the Transaction is also uncertain and could be adverse.  For example, recent changes in federal income tax law resulting in additional taxes owed by U.S. shareholders related to “controlled foreign corporations” may discourage U.S. investors from owning or acquiring (directly, indirectly or constructively) 10% or greater of outstanding Americas Silver Common Shares, which other shareholders may have viewed as beneficial or may otherwise negatively impact the trading price of Americas Silver Common Shares.  Pershing Gold and Americas Silver are unable to predict what U.S. federal tax law may be proposed or enacted in the future or what effect such changes would have on Pershing Gold or Americas Silver’s business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices, could affect Americas Silver’s effective tax rates in the future where it has operations and have an adverse effect on its overall tax rate in the future, along with increasing the complexity, burden and cost of tax compliance.  Pershing Gold Stockholders are urged to consult with their legal and tax advisors with respect to this legislation and the potential tax consequences of investing in or holding Americas Silver Common Shares.

If Americas Silver is, or becomes, a “passive foreign investment company” under the Code, adverse U.S. federal income tax consequences may result for U.S. shareholders of Americas Silver
U.S. holders of Americas Silver Common Shares or Americas Silver Preferred Shares should be aware that Americas Silver believes it was not classified as a passive foreign investment company (“PFIC”) for its tax year ended December 31, 2017, and based on current business plans and financial expectations, Americas Silver expects that it will not be a PFIC for the current tax year. Americas Silver has not made any determination as to its PFIC status for future tax years. PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Consequently, there can be no assurance that Americas Silver will not become a PFIC for any tax year during which U.S. holders own Americas Silver shares.
If Americas Silver is a PFIC for any year during a U.S. holder’s holding period, then such U.S. holder generally will be required to treat any gain realized upon a disposition of Americas Silver Common Shares or Americas Silver Preferred Shares, or any “excess distribution” received on its Americas Silver Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distribution, unless the U.S. holder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to its Americas Silver Common Shares or Americas Silver Preferred Shares. A U.S. holder who makes a QEF Election generally must report on a current basis its share of Americas Silver’s net capital gain and ordinary earnings for any year in which Americas Silver is a PFIC, whether or not Americas Silver distributes any amounts to its shareholders. However, U.S. holders should be aware that there can be no assurance that Americas Silver will satisfy the record keeping requirements that apply to a QEF Election, or that Americas Silver will supply U.S. holders with information that such U.S. holders require to report under the QEF Election rules, in the event that Americas Silver is a PFIC and a U.S. holder wishes to make a QEF Election. Thus, U.S. holders may not be able to make a QEF Election with respect to their Americas Silver Common Shares or Americas Silver Preferred Shares. A U.S. holder who makes a mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Americas Silver Common Shares or Americas Silver Preferred Shares over the taxpayer’s basis therein. Each U.S. holder should consult its own tax advisors regarding the PFIC rules and the U.S. federal income tax consequences of the Transaction and the acquisition, ownership, and disposition of Americas Silver Common Shares or Americas Silver Preferred Shares.
The Transaction is expected to result in an ownership change for Pershing Gold under Section 382 of the Code, potentially limiting the use of Pershing Gold’s net operating loss carryforwards and certain other tax attributes in future years. In addition, Pershing Gold’s ability to use its net operating loss carryforwards may be further limited if taxable income does not reach sufficient levels.
As of December 31, 2017, Pershing Gold had approximately $75.7 million of net operating loss (“NOL”) carryforwards available to reduce U.S. federal taxable income in future years. Under Section 382 of the Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change NOL carryforwards and other pre-change tax attributes to offset its post-change income and taxes may be limited. In general, an “ownership change” occurs if there is a cumulative change in ownership by “5-percent shareholders” that exceeds 50 percentage points over a rolling three-year period.
The Transaction is expected to result in an ownership change under Section 382 of the Code for Pershing Gold, potentially limiting the use of Pershing Gold’s NOL carryforwards in future taxable years for U.S. federal income tax purposes. These limitations may affect the timing of when these NOL carryforwards can be used which, in turn, may impact the timing of when cash is used to pay the taxes of Pershing Gold and have a negative impact on Pershing Gold’s financial position and results of operations. In addition, Pershing Gold’s ability to use its NOL carryforwards will be dependent on its ability to generate taxable income.

The applicable Canadian and U.S. income tax laws may be changed or interpreted in a manner that is adverse to Americas Silver and its securityholders following completion of the Transaction.
There can be no assurance that the Canada Revenue Agency (the “CRA”), the Internal Revenue Service or other applicable taxing authorities will agree with the Canadian and U.S. federal income tax consequences of the Transaction, as applicable, as set forth in this Circular. Furthermore, there can be no assurance that applicable Canadian and U.S. income tax laws, regulations or tax treaties will not be changed or interpreted in a manner, or that applicable taxing authorities will not take administrative positions, that is adverse to Americas Silver and its securityholders following completion of the Transaction. Such taxation authorities may also disagree with how Americas Silver or Pershing Gold calculate or have in the past calculated their income for income tax purposes. Any such events could adversely affect Americas Silver, its share price or the dividends or other payments to be paid to Americas Silver’s securityholders following completion of the Transaction.
The issuance of a significant number of Americas Silver Common Shares and resulting “market overhang” could adversely affect the market price of Americas Silver Common Shares after completion of the Transaction.
On completion of the Transaction, a significant number of additional Americas Silver Common Shares will be available for trading in the public market. The increase in the number of Americas Silver Common Shares may lead to sales of such Americas Silver Common Shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Americas Silver Common Shares. The potential that a Shareholder may sell its Americas Silver Common Shares in the public market (commonly referred to as “market overhang”), as well as any actual sales of Americas Silver Common Shares in the public market, could adversely affect the market price of the Americas Silver Common Shares.
Additional Risks Related to Americas Silver and Pershing Gold
You should read and consider the other risk factors specific to Americas Silver’s business that will also affect Americas Silver after the consummation of the Transaction described in Americas Silver’s Annual Information Form for the year ended December 31, 2017 filed on SEDAR on March 5, 2018 and other documents that have been filed by Americas Silver with the Canadian securities regulatory authorities that are incorporated by reference into this Circular.
You should read and consider the other risk factors specific to Pershing Gold’s business that will also affect Americas Silver after the consummation of the Transaction, described in Part I, Item 1A of Pershing Gold’s Annual Report on Form 10-K for the year ended December 31, 2017 filed with the SEC on March 28, 2018, and other documents that have been filed by Pershing Gold with the SEC and on SEDAR and which are incorporated by reference into this Circular.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS
No director or officer or any associate or affiliate of any such director or officer is, or at any time during the recently completed financial year was, indebted to the Company, for other than routine indebtedness.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
Other than as described herein no director, executive officer or 10% shareholder of the Company or any associate or affiliate of any such person or company, has or had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or any proposed transaction that has materially affected or will materially affect the Company or any of its subsidiaries.
AUDITOR
PricewaterhouseCoopers LLC is Americas Silver’s current auditor.
INTERESTS OF EXPERTS
The consolidated financial statements of Americas Silver and its subsidiaries as at and for the years ended December 31, 2017 and 2016 have been incorporated by reference into this Circular in reliance on the report of PricewaterhouseCoopers LLP, as set forth in their report appearing in Americas Silver’s Form 40-F Annual Report for the year ended December 31, 2017, and are incorporated by reference herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
PricewaterhouseCoopers LLP have advised that they are independent of Americas Silver within the meaning of the rules of professional conduct of the Chartered Professional Accountants of Ontario.
The financial statements of Pershing Gold and its subsidiaries for the years ended December 31, 2017 and 2016 have been incorporated by reference into this Circular in reliance on the report of KBL, LLP, an independent registered public accounting firm, as set forth in their report appearing in Pershing Gold’s Form 10-K Annual Report for the year ended December 31, 2017, and are incorporated by reference herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
KBL, LLP have advised that they are independent of Pershing Gold as required by U.S. federal securities laws and the applicable rules and regulations of the SEC and the Public Company Accounting Oversight Board (United States).
With respect to: (a) scientific or technical information relating to mineral projects on properties material to Americas Silver contained in this Circular, the Annual Information Form and the Interim MD&A of Americas Silver; and (b) mineral reserve and mineral resource data of Americas Silver, to the extent such properties are owned by Americas Silver as of the date of this Circular, Darren Dell, who is the current Chief Operating Officer of Americas Silver, has approved such disclosure as a “qualified person” for the purposes of NI 43-101. As of the date hereof, the foregoing individual beneficially owns, directly or indirectly, an aggregate of less than 1% of the issued and outstanding Americas Silver Common Shares. See also “Interest of Experts” in the Annual Information Form.
With respect to: (a) scientific or technical information relating to mineral projects on properties material to Pershing contained in this Circular, the Pershing Gold Annual Report and the Pershing Gold Interim MD&A; and (b) mineral reserve and mineral resource data of Pershing Gold, to the extent such properties are owned by Pershing Gold as of the date of this Circular, Paul Tietz and Neil Prenn of Mine Development Associates, Carl Defilippi of Kappes, Cassiday and Associates, and Mark Jorgensen of Jorgensen Engineering and Technical Services, have prepared or supervised the preparation of the information that forms the basis for such disclosure as a “qualified person” for the purposes of NI 43-101. As of the date hereof, each of the foregoing individuals beneficially owns, directly or indirectly, an aggregate of less than 1% of the issued and outstanding shares of Pershing Gold Common Stock.

INFORMATION CONCERNING AMERICAS SILVER
For detailed information regarding Americas Silver, please see Appendix “D” to this Circular.
INFORMATION CONCERNING PERSHING GOLD
For detailed information regarding Pershing Gold, please see Appendix “E” to this Circular.
INFORMATION CONCERNING AMERICAS SILVER FOLLOWING COMPLETION OF THE TRANSACTION
For detailed information regarding Americas Silver following completion of the Transaction, please see Appendix “F” to this Circular.
ADDITIONAL INFORMATION
Additional information relating to the Company, including the Annual Information Form, can be found under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at www.americassilvercorp.com, and the Company’s Form 40-F Annual Report for the fiscal year ended December 31, 2017, which was filed on March 5, 2018 and can be accessed on EDGAR at www.sec.gov/edgar. Additional financial information is provided in the Americas Silver Annual Financial Statements and the notes appended thereto, the Americas Silver Annual MD&A, the Americas Silver Interim Financial Statements and the notes appended thereto and the Interim MD&A of Americas Silver, which can be obtained upon request to the Company or by going to the Company’s profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar and on the Company’s website at www.americassilvercorp.com. The Company may require payment of a reasonable charge if the request is made by a person or company who is not a Shareholder.
References to Americas Silver’s website, SEDAR profile and EDGAR profile are each included in this Circular as inactive textual references only. Except for the documents specifically incorporated by reference into this Circular, information contained on our website, SEDAR profile and EDGAR profile are not incorporated by reference in this Circular and should not be considered to be a part of this Circular.

BOARD APPROVAL

The contents and sending of this Circular have been approved by the Board. A copy of this Circular has been sent to each director of the Company and made available to each shareholder entitled to notice of the Meeting and to the auditors of the Company.

DATED this 4th day of December, 2018.
BY ORDER OF THE BOARD

Signed:	“Darren Blasutti”
Darren Blasutti
President and Chief Executive Officer

APPENDIX “A”
AMERICAS SILVER RESOLUTIONS
1.            Charter Amendment Resolution
BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:
1.
Americas Silver Corporation (“Americas Silver”) be and is hereby authorized to amend its articles to increase the authorized share capital of Americas Silver by creating an unlimited number of a new class of shares designated as Class A preferred shares, which shares shall have the respective rights, privileges, restrictions and conditions as set out in Appendix “B” to the Circular, with the result being that upon the issuance of a Certificate of Amendment effecting the foregoing, the authorized capital of Americas Silver shall consist of an unlimited number of common shares and an unlimited number of preferred shares.

2.
Notwithstanding that this resolution has been duly passed by the shareholders of Americas Silver, the directors of Americas Silver be, and they hereby are, authorized and empowered to revoke this resolution at any time prior to the amendment of Americas Silver’s articles and to determine not to proceed with increasing the authorized share capital of Americas Silver.

3.
Any officer or director of Americas Silver is hereby authorized and directed, for and on behalf of Americas Silver, to execute or cause to be executed and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as, in such person’s opinion, may be necessary or desirable to give full force and effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such other document or instrument or the doing of any other such act or thing.

2.            Issuance Resolution
BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:
1.
Provided that the Special Resolution is passed, the agreement and plan of merger between Americas Silver Corporation (“Americas Silver”), R Merger Sub, Inc. and Pershing Gold Corporation (“Pershing Gold”) dated September 28, 2018, as it may be modified, supplemented or amended from time to time in accordance with its terms (the “Merger Agreement”), and all transactions contemplated thereby, are hereby authorized, approved and adopted, including, among other things, the acquisition by Americas Silver of all the issued and outstanding shares of common stock of Pershing Gold (the “Pershing Gold Common Stock”) in exchange for common shares of Americas Silver (the “Americas Silver Common Shares”) at a share exchange ratio of 0.715 Americas Silver Common Shares per share of Pershing Gold Common Stock. The maximum number of Americas Silver Common Shares issuable or made issuable pursuant to the Merger Agreement is 31,989,803, subject to adjustment.

2.
Notwithstanding that this resolution has been duly passed by the shareholders of Americas Silver, the directors of Americas Silver be, and they hereby are, authorized and empowered to revoke this resolution at any time prior to the Effective Time (as such term is defined in the Merger Agreement) and to determine not to proceed with the transactions contemplated in the Merger Agreement.

3.
Any officer or director of Americas Silver is hereby authorized and directed, for and on behalf of Americas Silver, to execute or cause to be executed and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as, in such person’s opinion, may be necessary or desirable to give full force and effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such other document or instrument or the doing of any other such act or thing.

A-1

APPENDIX “B”
AMERICAS SILVER PREFERRED SHARE TERMS
The rights, privileges, restrictions and conditions attaching to the Class A Preferred Shares are as follows:
Class A Preferred Shares
1.	Definitions. In these share conditions, the following words and phrases shall have the following meanings:
(a)	“Act” means the Canada Business Corporations Act;
(b)	“Affiliate” has the meaning ascribed to it on the date hereof in Rule 405 under the Securities Act;
(c)	“Automatic Conversion Event” means the first to occur of:
(i)	there being no holder of Class A Preferred Shares whose Fully Diluted Ownership Percentage equals or exceeds five percent (5%); and
(ii)	the consummation of a Change of Control;
(d)	“Business Day” shall mean any day other than a Saturday, Sunday or other day on which commercial banks in New York, New York or Toronto, Ontario are authorized or required by law to close;
(e)	“Change of Control” means, in relation to the Corporation:
(i)
a merger, amalgamation, arrangement or other transaction or series of related transactions resulting in the combination of the Corporation with or into another entity, where the holders of Common Shares immediately prior to any such transaction, directly or indirectly, do not continue to hold more than a 50% voting interest in (i) the continuing or surviving entity immediately following such transaction, or (ii) if the continuing or surviving entity is a wholly-owned subsidiary of another Person immediately following such transaction, the controlling Person of such continuing or surviving entity;

(ii)	the sale, lease, license, transfer or other disposition of all or substantially all of the Corporation’s assets (other than to an Affiliate of the Corporation); or
(iii)
a transaction, or series of related transactions, as a result of which any person or group of affiliated persons becomes the beneficial owner, directly or indirectly, of securities of the Corporation representing at least 50% of the total voting power represented by the Corporation’s then- outstanding voting securities.

(f)	“Common Shares” means the common shares in the capital of the Corporation;
(g)	“Conversion Ratio” means one Common Share per Class A Preferred Share;

(h)	“Fully Diluted Ownership Percentage” means, with respect to any holder of Class A Preferred Shares, as of any date of determination, an amount, expressed as a percentage, equal to
(i)
the sum of (A) the number of Common Shares such holder would be entitled to receive if all of such holder’s Class A Preferred Shares were converted into Common Shares on such date at the Conversion Ratio and (B) the number of Common Shares held by such Holder on such date divided by
(ii)
the sum of (A) the aggregate number of Common Shares issuable upon conversion into Common Shares of all Class A Preferred Shares outstanding on such date and (B) the aggregate number of Common Shares outstanding on such date;

(i)	“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;
(j)	“Notice of Conversion” means the form attached hereto as Annex A;
(k)
“Person” means any individual, corporation, general partnership, limited partnership, limited liability partnership, joint venture, association, joint-stock company, trust, limited liability company, unincorporated organization or government or any agency or political subdivision thereof; and

(l)	“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
2.
Voting Rights.  Subject to the Act, the holders of the Class A Preferred Shares shall not, as such, be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

3.
Dividends.  The Corporation shall not declare, pay or set aside any dividends on the Common Shares or any class or series of shares convertible into Common Shares (other than dividends on Common Shares payable in Common Shares) unless the holders of the Class A Preferred Shares then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding Class A Preferred Share in an amount at least equal to the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Shares.

4.	Conversion at Option of Holder.
(a)
General.  A holder of any Class A Preferred Shares shall, subject to paragraph 5 below, be entitled to convert the whole or any part of the Class A Preferred Shares registered in the name of such holder on the books of the Corporation into Common Shares at the Conversion Ratio, without the payment of any additional consideration by the holder thereof.

(b)
Notice of Conversion.  A holder of Class A Preferred Shares who wishes the whole or any part of such shares to be converted shall tender to the Corporation at its registered office a Notice of Conversion specifying that such holder desires to have the whole or any part of the Class A Preferred Shares registered in the name of such holder converted into Common Shares, together with the share certificates, if any, representing the Class A Preferred Shares which the registered holder desires to have converted.  If a part only of the Class A Preferred Shares represented by any certificates are converted, a new certificate for the balance shall be issued to the holder by the Corporation.

5.
Beneficial Ownership Limitation. The Corporation shall not effect any conversion of Class A Preferred Shares pursuant to Section 4, and a holder of Class A Preferred Shares shall not have the right to convert any portion of Class A Preferred Shares held by such holder pursuant to Section 4, to the extent that, after giving effect to the conversion set forth on the applicable Notice of Conversion, such holder (together with such holder’s Affiliates, and any Persons acting as a group together with such holder or any of such holder’s Affiliates) would beneficially own or control in excess of the Beneficial Ownership Limitation (as defined below). For purposes of the foregoing sentence, the number of Common Shares beneficially owned or controlled by such holder and its Affiliates shall include the number of Common Shares issuable upon conversion of the Class A Preferred Shares with respect to which such determination is being made, but shall exclude the number of Common Shares which are issuable upon (i) conversion of the remaining, unconverted Class A Preferred Shares beneficially owned by such holder or any of its Affiliates and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Corporation subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by such holder or any of its Affiliates. Except as set forth in the preceding sentence, for purposes of this paragraph 5, beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act. To the extent that the limitation contained in this paragraph 5 applies, the determination of whether the Class A Preferred Shares are convertible (in relation to other securities owned by such holder together with any Affiliates) and of how many Class A Preferred Shares are convertible shall be in the sole discretion of such holder, and the submission of a Notice of Conversion shall be deemed to be such holder’s determination of whether the Class A Preferred Shares may be converted (in relation to other securities owned by such holder together with any Affiliates) and how many Class A Preferred Shares are convertible, in each case subject to the Beneficial Ownership Limitation. To ensure compliance with this restriction, each holder will be deemed to represent to the Corporation each time it delivers a Notice of Conversion that such Notice of Conversion has not violated the restrictions set forth in this paragraph and the Corporation shall have no obligation to verify or confirm the accuracy of such determination. For purposes of this paragraph 5, in determining the number of outstanding Common Shares, a holder may rely on the number of outstanding Common Shares as stated in the most recent of the following: (i) the Corporation’s most recent financial statements (whether quarterly or annual) filed on the System for Electronic Document Analysis and Retrieval, as the case may be, (ii) a more recent public announcement by the Corporation or (iii) a more recent written notice by the Corporation setting forth the number of Common Shares outstanding. Upon the written or oral request of a holder, the Corporation shall within two Business Days confirm orally and in writing to such holder the number of Common Shares then outstanding. In any case, the number of outstanding Common Shares shall be determined after giving effect to the conversion or exercise of securities of the Corporation, including the Class A Preferred Shares, by such holder or its Affiliates since the date as of which such number of outstanding Common Shares was reported. The “Beneficial Ownership Limitation” shall be 4.99% of the number of Common Shares outstanding immediately after giving effect to the issuance of Common Shares issuable upon conversion of the Class A Preferred Shares held by the applicable holder. A holder, upon not less than 61 days’ prior notice to the Corporation, may increase or decrease the Beneficial Ownership Limitation provisions of this paragraph 5 applicable to its Class A Preferred Shares and the provisions of this paragraph 5 shall continue to apply. Any such increase or decrease will not be effective until the 61st day after such notice is delivered to the Corporation and shall only apply to such holder and no other holder. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this paragraph 5 to correct this paragraph 5 (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation contained herein or to make changes or supplements necessary or desirable to properly give effect to such limitation.

6.	Automatic Conversion.
(a)
General.  The Class A Preferred Shares shall automatically be converted into Common Shares at the Conversion Ratio, without the payment of any additional consideration by the holder thereof, upon the occurrence of the Automatic Conversion Event.

(b)
Time and Mechanics of Conversion.  The automatic conversion of the Class A Preferred Shares into Common Shares pursuant to paragraph 6(a) shall be deemed made immediately prior to (and conditioned upon) the occurrence of the Automatic Conversion Event, and the Person(s) entitled to receive the Common Shares issuable upon such automatic conversion shall be treated for all purposes as the record holder or holders of such Common Shares on such date. The Corporation shall, as soon as practicable after the occurrence of the Automatic Conversion Event:

(i)
issue and deliver to such holder, at the address of record of the holder on the Corporation’s books and records, a certificate or certificates for the number of Common Shares (rounded up to the nearest whole Common Share) to which the holder shall be entitled in respect of the shares of Class A Preferred Shares so converted; and

(ii)	pay to such holder in cash any declared and unpaid dividends on the Class A Preferred Shares so converted.
7.
Anti-Dilution.  In the event the Class A Preferred Shares or the Common Shares are at any time subdivided, consolidated or changed into a greater or lesser number of shares of the same or another class, an appropriate adjustment shall be made in the rights and conditions attached to the Class A Preferred Shares so as to maintain the relative rights of the holders of such shares, and the Corporation shall promptly deliver to each holder of record of Class A Preferred Shares a notice setting forth the applicable adjustment.

8.
No Impairment.  The Corporation shall not, in any manner, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation but shall at all times in good faith assist in the carrying out of all the provisions of Sections 4 and 6 and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of Class A Preferred Shares under Sections 4 and 6 against impairment.

9.
Distribution Rights.  In the event of the liquidation, dissolution or winding up of the Corporation, or any return of capital, or any other distribution of assets of the Corporation among its shareholders for purposes of winding up its affairs, whether voluntary or involuntary, the Class A Preferred Shares shall rank pari passu with the Common Shares.

ANNEX A
NOTICE OF CONVERSION
(TO BE EXECUTED BY THE REGISTERED HOLDER IN ORDER TO CONVERT
CLASS A PREFERRED SHARES)
The undersigned hereby elects to convert the number of Class A Preferred Shares indicated below into common shares of Americas Gold Corporation (the “Common Shares”), a corporation existing under the Canada Business Corporations Act (the “Corporation”), according to the conditions hereof, as of the date written below. The undersigned will pay all taxes payable with respect thereto and is delivering herewith such certificates and opinions as may be required by the Corporation. No fee will be charged to the holder for any conversion, except for any such taxes.
Date to Effect Conversion:
Number of Class A Preferred Shares owned prior to Conversion:
Number of Class A Preferred Shares to be Converted:
Number of shares of Common Stock to be Issued:
Number of shares of Class A Preferred Shares subsequent to Conversion:
Address for Delivery:
or
DWAC Instructions:
Broker no:
Account no:

[HOLDER]

By:
Name:
Title:

APPENDIX “C”
AMERICAS SILVER FAIRNESS OPINION

C-1

PERSONAL AND CONFIDENTIAL

September 28, 2018

The Board of Directors (the “Board of Directors”)
Americas Silver Corporation
145 King Street West, Suite 2870
Toronto, ON
M5H 1J8

Dear Board of Directors:

RE:        FAIRNESS OPINION

1.	INTRODUCTION

1.1	The Proposed Transaction

Clarus Securities Inc., (“Clarus” or “we” or “us” or “our”) understands that Americas Silver Corporation (“Americas Silver” or the “Company”) is contemplating a transaction (the “Proposed Transaction”) that includes the acquisition by Americas Silver, among other things, all of the issued and outstanding common shares of Pershing Gold Corporation (“Pershing”).

We understand that, under the terms of the Proposed Transaction, the holders of the common shares of Pershing (“Pershing Shares”) will receive a total effective consideration of 0.715x common shares of Americas Silver for every Pershing Share (the “Consideration” or the “Exchange Ratio”). We also understand that the holders of the preferred shares of Pershing (“Preferred Pershing Shares”) will receive non-voting preferred shares of Americas Silver, on otherwise identical terms, adjusted in respect of the exercise price and number based on the Exchange Ratio.

Capitalized  terms  not  otherwise  defined  herein  shall  have  the  respective  meanings attributed to them in the Arrangement Agreement (as hereinafter defined).

We understand that the following Pershing securities are issued and outstanding:

(a)	33,629,260 Pershing Shares;

(b)	8,946 Preferred Pershing Shares with a liquidation preference of USD$9,742,194; and

(c)	1,031,210 Pershing Restricted Stock Units with a weighted average grant-date fair value per share of UDS$5.25 per Pershing Share.

We further understand that following the Proposed Transaction, the options and other convertible securities of Pershing that are acquired by Americas Silver will be exercisable for shares of Americas Silver with adjustments to reflect the Exchange Ratio.

We understand that the Proposed Transaction may be structured as a share exchange pursuant to a merger under Nevada law subject to applicable considerations including capital markets, corporate, securities, tax matters to be confirmed. We further understand that the Proposed Transaction will be conditional upon, among other things, approval by a majority of votes cast by holders of the Company’s common shares represented in person or by proxy at a special meeting (the “Special Meeting”) of the Company’s shareholders to be held to consider the Proposed Transaction. We also understand that all material terms of the Proposed Transaction will be fully described in a management information and proxy circular (the “Circular”) which will be prepared by the Company and mailed to its shareholders in connection with the Special meeting.

We understand that the Proposed Transaction does not constitute a “related party transaction”, within the meaning defined in Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”). We further understand that a formal valuation of all the issued and outstanding common shares of Pershing will not be required pursuant to the terms of MI 61-101.

We understand that the Company would like to retain Clarus to provide the Company with advice and assistance to the Board of Directors in evaluating the Proposed Transaction and to provide an opinion in regard to whether the consideration offered by the Company to Pershing is fair, from a financial point of view, to the current holders of the Company’s shares (the “Fairness Opinion”).

The services provided by Clarus have been provided solely under the supervision and direction of the Board of Directors.

In connection with the Board of Director’s assessment of whether Clarus is independent in regard to the preparation and delivery of this Fairness Opinion, Clarus confirms that it:

1.	is not an insider, associate or affiliate of Americas Silver or Pershing;

2.
is not acting as a financial advisor to Americas Silver or Pershing in connection with the Proposed Transaction, other than to the Board of Directors of Americas Silver in connection with the Fairness Opinion;

3.	does not have any material financial interest in the completion of the Proposed Transaction;

4.	will not receive a success fee in connection with providing the Fairness Opinion in connection with the Proposed Transaction;

5.	will not act as a manager or co-manager of any soliciting dealer group formed or retained by Americas Silver in connection with the Proposed Transaction; and

6.	has no understandings, agreements or commitments with any Interested Party (as hereinafter defined) to the Proposed Transaction with respect to any future business dealings.

1.2	Independence

Neither Clarus, nor any of its affiliates or associates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of Americas Silver, Pershing or any of their respective associates or affiliates (collectively the “Interested Parties”). Except as a financial advisor to the Board of Directors in regard to this Fairness Opinion, neither Clarus nor any of its associates or affiliates is an advisor to any of the Interested Parties with respect to the Proposed Transaction.

Clarus has not, in the 12-month period preceding this engagement, been engaged to provide any evaluation, appraisal or financial advisory services nor has it participated in any financing or had a material interest in any transaction involving any Interested Party, except that Clarus acted as co-manager underwriter in Pershing’s bought deal public offering of common shares which closed on December 19, 2017 and involved gross proceeds to Pershing of USD$7.8MM.

Clarus has had no role in developing the terms of the Proposed Transaction.

The fees paid to Clarus in connection with this matter are not contingent on the conclusions reached in this Fairness Opinion, or upon the outcome of the Proposed Transaction.

Clarus acts as an investment dealer and trades, both as principal and agent, in major financial markets and, as such, may have and may in the future have positions in the securities of any Interested Party and, from time to time, may have executed or may execute transactions on behalf of such companies or other clients for which it may have received or may receive compensation. As an investment dealer, Clarus conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Interested Parties.

Having reviewed and considered all the circumstances, Clarus believes that it is independent from the Interested Parties in regard to the preparation and delivery of this Fairness Opinion.

1.3	Credentials

Clarus is a Toronto-based investment dealer and a member of the Investment Industry Regulatory Organization of Canada (“IIROC”), the Toronto Stock Exchange (“TSX”) and the TSX Venture Exchange (“TSXV”). Clarus has operations in a broad range of investment banking activities, including corporate finance and advisory, institutional equity sales and trading, and equity research. Clarus has participated in a significant number of transactions involving the financing and advisory of junior mining companies since the commencement of Clarus’ operations began in 2003. In this period of time, Clarus has prepared numerous fairness opinions in connection with both friendly and hostile change of control transactions, and published research on a wide range of junior mining exploration companies which involved a detailed valuation and investment analysis of each issuer.

The principal author of this report by Clarus, Robert Orviss, has over 24 years of capital markets experience with a specific focus on advisory and financing of small capitalization growth companies. He is a member of the Toronto Society of Financial Analysts (CFA Society), and has held the Chartered Financial Analyst (CFA) designation since September 2000. The co-author of this report by Clarus, Edward Drake, has over eight years of capital markets experience with a specific focus on advisory of financial services companies and financing of small capitalization growth companies. He has a Masters of Finance from Queen’s University.

This Fairness Opinion has been prepared in accordance with the Disclosure Standards for Fairness Opinions of IIROC (specifically, IIROC Rules 29.14 to 29.24), but IIROC has not been involved in the preparation or review of this Fairness Opinion.

1.4	Engagement Timing and Financial Terms

Clarus was first contacted by members of the Board of Directors on September 22, 2018 and was engaged by the Board of Directors pursuant to an engagement agreement dated September 23, 2018 (the “Engagement Agreement”). Pursuant to the terms of the Engagement Agreement, Clarus is to provide the Board of Directors with this Fairness Opinion. The terms of the Engagement Agreement also provide that Clarus will: (i) be paid a work fee of $25,000 payable upon the execution of the Engagement Agreement; (ii) will receive a completion fee of $75,000 upon completion or delivery to the Board of Directors of the Fairness Opinion; and (iii) will be reimbursed for its reasonable expenses.

Subject to the terms of the Engagement Agreement, Clarus consents to the inclusion of the Fairness Opinion in the Circular, with a summary thereof, in a form acceptable to Clarus, and to the filing thereof by Americas Silver with the applicable Canadian securities regulatory authorities.

1.5	Prior Fairness And Valuation Opinions

Americas Silver has informed Clarus that no other fairness opinions have been prepared by independent parties other than Clarus with respect to the fairness, from a financial point of view, of the Consideration payable by Americas Silver pursuant to the Proposed Transaction.

2.	SCOPE OF REVIEW

In connection with the Fairness Opinion, Clarus reviewed and relied upon (without attempting to verify independently the completeness or accuracy of) or carried out, among other things, the following:

1.
draft version of the Letter of Intent provided to us by Darren Blasutti, Chief Executive Officer, detailing the proposed terms and conditions of the Proposed Transaction dated September 21, 2018 (the “Proposal”);

2.	review of the NI 43-101 Technical Report and Feasibility Study for the Relief Canyon Gold Project, Pershing County, Nevada, USA dated July 6, 2018;

3.	review of the NI 43-101 Technical Report and Preliminary Feasibility Study for the Relief Canyon Gold Project, Pershing County, Nevada, USA dated June 2, 2017;

4.	review of the NI 43-101 Technical Report and Preliminary Economic Assessment for the Relief Canyon Gold Project, Pershing County, Nevada, USA dated June 2, 2016;

5.	interim (unaudited) financial statements of Pershing for the period ended June 30, 2018 and related Management’s Discussion & Analysis;

6.	audited financial statements of Pershing for the years ended December 31, 2017 and 2016 and related Management’s Discussion & Analysis;

7.	a review of the Pershing prospectus supplement to the short form base shelf prospectus filed December 12, 2017;

8.	a Pershing corporate presentation prepared by officers of Pershing dated September 2018;

9.	a review of various research reports prepared by analysts covering Pershing;

10.	review of precedent transactions consummated in the precious metals exploration and development space over the past 5 years;

11.	publicly-known information about Pershing on its website and SEDAR;

12.	discussions with Darren Blasutti, Chief Executive Officer of Americas Silver regarding the Proposed Transaction;

Clarus has not, to the best of its knowledge, been denied access by Americas Silver to any information requested by Clarus.

3.	RELEVANT COMPANY INFORMATION

3.1	Pershing – Corporate Status and Brief History

Pershing Gold Corporation (formerly known as Sage brush Gold Ltd.) was incorporated under the laws of the State of Nevada on August 2, 2007. Pershing is a gold and precious metals exploration company pursuing exploration, development, and  mining opportunities primarily in Nevada. Pershing is currently focused on commencing mining at the Relief Canyon Project in Pershing County in northwestern Nevada.

On June 5, 2017, Pershing announced the results of its previously announced preliminary feasibility study with respect to the Relief Canyon Project and the Relief Canyon Mine. On June 6, 2017, Pershing filed the preliminary feasibility study “Technical Report and Preliminary Feasibility Study for the Relief Canyon Project, Pershing County, Nevada, USA” dated June 2, 2017 with an effective date of May 26, 2017 with respect to the Relief Canyon Project and the Relief Canyon Mine.

On July 11, 2018, Pershing announced the results of its previously announced preliminary feasibility study with respect to the Relief Canyon Project and the Relief Canyon Mine. On July 11, 2018, Pershing filed the feasibility study “Technical Report and Feasibility Study for the Relief Canyon Project, Pershing County, Nevada, USA” dated July 6, 2018 with an effective date of May 24, 2018 with respect to the Relief Canyon Project and the Relief Canyon Mine.

3.2	Description of Projects

Pershing owns one NI 43-101 compliant project, the Relief Canyon Project, covering approximately 27,000 acres and are comprised of approximately 1,056 owned unpatented mining claims, 120 owned millsite claims, 100 leased unpatented mining claims, and 2,228 acres of leased and 3,739 acres of subleased private lands. Through Pershing’s wholly-owned subsidiary, Gold Acquisition Corp. (“GAC”), Pershing owns 254 unpatented mining claims and 120 mill claims, and lease approximately 1,600 acres of fee land at the Relief Canyon Mine property.

The property includes the Relief Canyon Mine and gold processing facility, currently on care and maintenance. The Relief Canyon Mine includes three open pit mines, heap leach pads comprised of six cells, two solution ponds, and a cement block constructed absorption desorption-recovery solution processing circuit. This facility was completed in 2008 and produced gold until 2009.  Below is a description of the Relief Canyon Project.

3.2.1	Relief Canyon Project

Relief Canyon lies in the Relief-Antelope Springs mining district, which had antimony, silver, and mercury production and fluorite prospecting dating back to the late 1800s. The property was staked in 1978 for high-purity limestone by Falconi Cement Inc. (“Falconi”), who drilled one core hole to test the quality of the limestone. Gold was not identified in the area until 1979, when a regional precious metals prospecting program by the Duval Corporation (“Duval”) generated anomalies in the area. Drilling by Duval in 1981 and 1982 confirmed the presence of a low-grade zone of gold.

Lacana Mining Inc. (“Lacana”) purchased the property from Duval in 1982.  After drilling 204 reverse circulation holes and undertaking pilot-scale heap-leach test work, Lacana opened the Relief Canyon open-pit gold mine in September 1984, only to close it in October 1985 due to poor gold recoveries. Various sources report that from 1984 to 1985 Lacana produced about 14,000 ounces of gold from heap-leach processing of run- of-mine ore. Southern Pacific Land Company (“Santa Fe”) owned property adjacent to the deposit, participated with Lacana in the pilot-scale metallurgical program, and drilled 147 reverse circulation holes on their property to test for continuation of the mineralization.

In 1986, Pegasus Gold Corp. (“Pegasus”) purchased the property from Lacana and re- opened the mine in October 1987. Mining ceased in 1989 after having extracted material from three open pits. Production by Pegasus from the Relief Canyon mine is considered to be a little over 100,000 ounces.

J. D. Welsh and Associates of Reno, Nevada (“Welsh”) purchased the property from Pegasus in September 1993 and reportedly produced several thousand ounces of gold by continuing to rinse the existing heaps. Newgold, Inc., which later changed its name to Firstgold Corporation (collectively “Firstgold”), purchased the Relief Canyon property from Welsh in January 1995. In the first year, Firstgold processed pregnant pond solution until July 1995.

Through April 1997, Firstgold drilled 73 reverse circulation holes to examine the areas north, west, and southwest of the old pits for continuation of mineralization. The property was apparently then idle until 2003. In 2006, a ground magnetic survey was conducted. Subsequent exploration by Firstgold focused on the potential for mineralization between the existing pits and to the north and northwest. A total of 105 reverse circulation holes and four core holes were completed at Relief Canyon by Firstgold in 2007 and 2008.

Firstgold redeveloped and reconstructed the Relief Canyon heap-leach processing facilities in 2007 and 2008. They attempted to reprocess some of the previously leached material in late 2008 and early 2009 but shut the project down within a few months. In January 2010, Firstgold filed for bankruptcy protection.

Platinum Long Term Growth LLC acquired the Relief Canyon assets, from whom Pershing acquired the Relief Canyon project on August 30, 2011. Since acquiring the Relief Canyon project, Pershing has conducted geologic mapping, rock and soil sampling for geochemical analysis, and geophysical surveying. In addition, Pershing has drilled 397 core and 89 reverse circulation holes to expand the resource and to develop and test targets away from the historical pits.

The Feasibility study conducted by Mine Development Associates dated July 6, 2018 indicate Proven and Probable reserves of 631,000 ounces at a grade of 0.021 oz Au/ton with a 0.005 Au/ton cutoff. Mine Development Associates also indicated that a silver reserve grade could be reported for a portion of the deposit of 1,597,000 ounces at grade of 0.113 oz Ag/ton. The study also indicated a pre-tax net present value at a 5% discount rate of USD$154.7MM with an internal rate of return of 91% utilizing an open pit method. The payback period indicated was 1.3 years. Preproduction costs were estimated at USD$28.2MM. A single stage crushing plant will process up to 16,700 tons daily. The mine will have an estimated life of 5.6 years.

3.3	Management

The Company’s Management is comprised of the following individuals whose experiences and responsibilities are described below:

1.	Steven Alfers – Executive Chairman, Chief Executive Officer, and President

Mr. Alfers has over thirty years experience in the domestic and international natural resources industry. He has a track record in building value and maximizing growth. Mr. Alfers has extensive experience in private and public corporate finance, mergers and acquisitions, complex international business transactions and governmental affairs. He has expertise in natural resource development, privatization of state owned enterprises and foreign investment.

2.	Timothy Janke – Chief Operating Officer

Mr. Janke is a seasoned mining professional with over four decades experience in mining engineering and operations and a proven track record in leading teams to succeed in mine startups. He was formerly COO for AuEx Ventures, Inc. where he was responsible for operations planning and development of the Long Canyon Project. Mr. Janke has extensive Nevada operational experience which includes General Manager at the Marigold, Florida Canyon, Ruby Hill, and Pinson mines as well as Special Projects Engineer at the Round Mountain Mine.

Mr. Janke holds a Bachelor of Science in Mining Engineering from the Mackay School of Mines. He served as a Director on the boards of Strathmore Minerals Corp. and the Nevada Mining Association and is currently a Director on the board of Renaissance Gold, Inc. and US Gold Corp.

3.	Timothy D. Arnold – Vice President of Operations

Mr. Arnold has more than 35 years mining experience with ten years as a General Manager. Arnold has worked at all levels of mining operations including; laborer, contract miner, shift boss through mine superintendent, as well as junior engineer to chief. He has held multiple leadership roles in his career including Senior Mining Consultant at Barr Engineering Co., Vice President Operations at Nevada Copper Corp, Executive VP and COO at Geovic Mining Corp., General Manager at the Mt. Hope and Liberty Mines for General Moly, Inc. and Vice President and General Manager for the Kensington Gold Mine Project and the Rochester Project for Coeur d' Alene Mines Corporation.
Mr. Arnold holds an Executive MBA certification from Northwestern University's Kellogg Management Institute and a B.S. in Mining Engineering from the University of Idaho. He is a Qualified Person in Canada and the United States. He is currently a member of the Mining and Metallurgical Society of America and the Advisory Board for the Mackay School of Mines.

4.	Eric Alexander – Vice President Finance and Controller

Mr. Alexander became PGC’s Vice President Finance and Controller in September 2012. In November 2012 he was appointed Principal Financial Officer, Principal Accounting Officer and Treasurer of PGC. In addition to working in industry he also held the position of Senior Manager with the public accounting firm KPMG LLP, focusing on mining and energy clients. He has over 23 years of corporate, operational and business experience. Mr. Alexander has a B.S. in Business Administration (concentrations in Accounting and Finance) from the State University of New York at Buffalo and is also a licensed CPA.

4.	APPROACHES TO FAIRNESS

Clarus performed various analyses in connection with rendering the Fairness Opinion. In arriving at our conclusion, we did not attribute any particular weight to any specific approach or analysis, but rather developed qualitative judgments on the basis of our experience in rendering such opinions and on the information presented as a whole.

In considering the fairness from a financial point of view, of the Consideration payable by Americas Silver Shareholders pursuant to the Proposed Transaction, Clarus considered a number of methodologies and approaches commonly used to value business interests. In the context of this Fairness Opinion, Clarus considered the following methodologies: (i) premiums paid analysis; (ii) precedent transactions approach; (iii) historical trading prices approach; and (iv) discounted cash flow analysis.

Premium Paid Analysis

Clarus reviewed publicly available information for 37 representative transactions involving stock-for-stock consideration of junior gold mining companies with market capitalizations less than C$100MM on the TSX and TSXV and derived a range of premiums for transactions Clarus considered relevant for comparison to the Proposed Transaction. Clarus observed an average change of control premium of 40% over the 10- day volume weighted average price and a maximum premium of 92% over the 10-day volume weighted average price prior to announcement. Clarus also observed an average change of control premium of 38% above the 5-day volume weighted average price prior to announcement and a maximum change of control premium of 80% above the 5-day volume weighted average price prior to announcement. Clarus then compared this range of premiums to the 32% premium implied by the Proposed Transaction over the 10-day volume weighted average price prior to the date of this Fairness Opinion. Clarus also compared this range of premiums to the 28% premium implied by the Proposed Transaction over the 5-day volume weighted average price prior to the date of this Fairness Opinion.

Precedent Transactions Approach

Clarus reviewed publicly available information for 10 representative transactions involving junior mining companies, that had proven and probable reserves with transaction values less than C$200MM on the TSX and TSXV and derived a range of Transaction Value to P&P (“Proven and Probable”) Reserve (“TV/oz”) multiples for transactions Clarus considered appropriate in the circumstances. For these select transactions, Clarus observed a minimum TV/oz of USD$27.81 per P&P gold ounce with a median of USD$162.92 per P&P gold ounce. Clarus then compared this range of multiples to Proposed Transaction’s implied TV/oz of $89.53 per P&P gold ounce.

Historical Trading Prices Approach

Clarus reviewed publicly available information on the historical trading prices of Pershing over the past 12 months and noted that the trading price of Pershing Shares was between USD$0.80 and USD$3.23. Clarus also noted that over the past 6 months, the median price per Pershing Share was USD$2.05. Clarus compared this range of prices to the consideration USD$1.68 implied by the Proposed Transaction.

Discounted Cash Flow Analysis

The discounted cash flow (“DCF”) analysis looks at the present value of Pershing’s projected future cash flows to determine a range of implied values. The analysis involved discounting the projected cash flows for the Relief Canyon Project at discount rates Clarus determined reasonable. These costs ranged from 4% to 6%. In conjunction with the above DCF analysis, Clarus performed sensitivity analyses on key factors considered to be primary drivers of the DCF methodology. Clarus observed an implied range of values from USD$142MM to USD$160MM for Pershing. Clarus then compared this range of prices to the consideration of USD$54MM implied by the Proposed Transaction.

Fairness Considerations

The assessment of fairness of the Consideration, from a financial point of view, must be determined in the appropriate circumstance of the particular transaction. Clarus based its conclusion in the Fairness Opinion upon a number of quantitative and qualitative factors including, but not limited to:

a)	the Consideration payable for each Pershing Share, pursuant to the Proposed Transaction compares favourably to the observed range derived from our Premiums Paid Analyses;

b)	the Consideration payable for each Pershing Share, pursuant to the Proposed Transaction is within the observed range derived from our analyses using the Precedent Transactions Approach;
c)	the Consideration payable for each Pershing Share, pursuant to the Proposed Transaction is within the observed range derived from our analyses using the Historical Trading Approach;
d)	the Consideration payable for each Pershing Share, pursuant to the Proposed Transaction compares favourably to the observed range derived from our analyses using discounted cash flows; and
e)	other factors or analyses, which we have judged, based on our experience rendering such opinions, to be relevant.

5.	ASSUMPTIONS AND LIMITATIONS

This Fairness Opinion is meant solely to provide an indication of fairness, from a financial point of view, of the Consideration payable by Americas Silver pursuant to the Proposed Transaction for the purposes outlined in Section 1 “Introduction” herein. This Fairness Opinion is subject to the assumptions, explanations and limitations set forth below and noted throughout this opinion. In addition, it should be noted that, Clarus was not requested to consider or solicit potential alternatives to the Proposed Transaction. In forming our conclusion as to the fairness, from a financial point of view, of the Consideration payable by Americas Silver pursuant to the Proposed Transaction, we assumed, in addition to the various assumptions noted throughout this report, that:

●
Pershing has no significant contingent liabilities, unusual contractual obligations or substantial commitments, other than those detailed its audited financial statements for the years ended December 31, 2017 and 2016 or its interim (unaudited) financial statements for the period ended June 30, 2018;

●	there is no litigation pending or threatened against Pershing as of the date of this report;
●	Pershing has good and valid title to its various assets;
●	Pershing has no material environmental liability exposure;
●	there has been no material change in Pershing’s financial position, operations, or outlook as of the date of this report;
●
there are no undisclosed expected or potential contracts being negotiated by Pershing as of the date of this opinion which would have a material effect on the future operations, financial condition or prospects of the respective companies;

●	all material governmental, regulatory, and other approvals and consents necessary for completion of the Proposed Transaction will be obtained without any material adverse effect on Pershing;

●
the Proposed Transaction will be completed substantially in accordance with the terms set forth in the Proposal reviewed by us and received by us on September 23, 2018 and in compliance with all applicable laws; and

●
there are no additional significant factors of the Proposed Transaction which would have material impact upon Pershing, as of the date of this report, that we have not considered in arriving at our conclusions as noted in this report.

With Americas Silver and the Board of Director’s permission and as provided in the Engagement Agreement, Clarus has relied upon, and has assumed the completeness, accuracy and fair presentation of, all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by Americas Silver or Pershing or their advisors or otherwise obtained pursuant to our engagement, and this Fairness Opinion is conditional upon such completeness, accuracy and fair presentation. Clarus has not been requested or attempted to verify independently the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations. With respect to any forecast, projection, budget or other future-oriented financial information provided to us and relied upon in our analysis, we have assumed (subject to the exercise of our professional judgment) that they have been prepared using assumptions, estimates and judgments which were reasonable on the date such future-oriented financial information was prepared, having regard to Pershing and the Company's industry, business, financial condition, plans and prospects. Without limiting the foregoing, we have not completed site visits to Americas Silver or Pershing’s mineral properties and we have not met with Americas Silver or Pershing’s independent auditors, or the authors of the Company’s relevant NI 43-101 technical reports. We have relied upon and assumed the accuracy and fair presentation of the financial statements of Americas Silver and Pershing and the relevant NI 43-101 technical reports.

We have assumed that all material governmental, regulatory and other approvals and consents necessary for the further exploration and development of Pershing and the Company’s exploration properties have been obtained or are obtainable in the ordinary course without any material adverse effect on Americas Silver or Pershing.

Americas Silver has represented to Clarus in an officer’s certificate delivered as at the date hereof, among other things, that the information, data and other material (financial and otherwise) provided to us by Americas Silver or their representatives, including the written information and discussions referred to above in Section 2 “Scope of Review” (collectively, the “Information”) was, at the date the Information was provided  to Clarus, and is, complete, true and correct in all material respects, and, to the best of Americas Silver’s knowledge, did not and does not contain any untrue statement of a material fact in respect of the Company and its subsidiaries or the Proposed Transaction and did not and does not omit to state a material fact in relation to the Company and its subsidiaries  or  the  Proposed  Transaction  necessary  to  make  the  Information  not misleading in light of the circumstances under which the Information was presented and that, since the dates on which the Information was provided to us and to the best of Americas Silver’s knowledge, there has been no material change in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company and its subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Fairness Opinion.

Except as expressly noted above under Section 2 “Scope of Review”, we have not conducted any investigation concerning the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Americas Silver, Pershing or any of their affiliates.

We are not legal, tax or accounting experts and make no representation as to the adequacy or the appropriateness of this letter for your purposes and express no view as to the legal, tax or accounting aspects of the Proposed Transaction.

This Fairness Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of Americas Silver and Pershing as they are reflected in the Information and as they were represented to us in our discussions with management of Americas Silver and Pershing. In our analyses and in connection with the preparation of this Fairness Opinion, we made numerous assumptions with respect to industry performance, commodity prices, currency exchange rates, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.

This Fairness Opinion has been provided to the Board of Directors for its use in considering the Proposed Transaction and may not be relied upon by any other person, used for any other purpose or published without the prior written consent of Clarus. This Fairness Opinion is not to be construed as a recommendation to any holder of securities of Americas Silver or Pershing as to how to vote at any meeting to approve the Proposed Transaction. This Fairness Opinion also does not constitute a recommendation to a potential purchaser of Pershing Shares or financier of the Company as to whether or not they should acquire Pershing Shares or provide financing to the Company prior to the completion of the Proposed Transaction and this Fairness Opinion should not be relied upon by any shareholder or financier as such a recommendation. Clarus expresses no opinion with respect to any aspect of the Proposed Transaction other than as expressly provided herein.

This Fairness Opinion is given as of the date hereof and, although we reserve the right to change,  withdraw  or  supplement  the  Fairness  Opinion  if  we  learn  that  any  of  the Information that we relied upon in preparing the Fairness Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change, withdraw or supplement the Fairness Opinion, to advise any person of any change that may come to our attention or to update the Fairness Opinion after today.

The preparation of a Fairness Opinion is a complex process and its respective components cannot be viewed in isolation. Reading selected portions of this report, without considering all of its sections and appendixes together, could result in the misinterpretation of comments and analysis concerning the fairness, from a financial point of view, of the Consideration payable by Americas Silver pursuant to the Proposed Transaction.

6.	CONCLUSION

Based upon and subject to the foregoing and such other matters as Clarus considered relevant, it is Clarus’ opinion that, as of the date hereof, the Proposed Transaction is fair, from a financial point of view, to the shareholders of Americas Silver.

Yours truly,

CLARUS SECURITIES INC.

APPENDIX “D”
INFORMATION CONCERNING AMERICAS SILVER
Americas Silver is a publicly-listed mining company engaged in the evaluation, acquisition, exploration, development and operation of precious and polymetallic mineral properties in North America, primarily those with the potential for near-term production or exhibiting potential for hosting a major mineralized deposit.  Americas Silver’s mission is to profitably expand its precious metals production through the development of its own projects and consolidation of complimentary projects. Americas Silver is currently operating in two of the world’s leading silver camps: the Cosalá Operations in Sinaloa, Mexico, which includes the Nuestra Señora silver-zinc-copper-lead mine, the San Rafael silver-zinc-lead mine and the Zone 120 silver-copper exploration project, and the Galena Complex, in Idaho, United States.  Americas Silver holds an option to purchase the San Felipe development project in Sonora, Mexico.
Americas Silver was incorporated as “Scorpio Mining Corporation” pursuant to articles of incorporation dated May 12, 1998 under the CBCA with authorized share capital of an unlimited number of common shares. On December 23, 2014, a merger transaction between Scorpio Mining and U.S. Silver was completed to combine their respective businesses by way of a plan of arrangement of U.S. Silver pursuant to section 182 of the Business Corporations Act (Ontario). Following this merger, the combined company changed its name to “Americas Silver Corporation” by way of articles of amendment dated May 19, 2015.
Americas Silver was originally listed on the TSX trading under the symbol “SPM” from October 18, 2006. Americas Silver now trades on the TSX under the trading symbol “USA” and on the Frankfurt Stock Exchange under the trading symbol “SZ71”. On January 11, 2017, Americas Silver filed a registration statement with the SEC under the Exchange Act, and on January 19, 2017, Americas Silver commenced trading the Americas Silver Common Shares on the NYSE American under the symbol “USAS”.
Americas Silver’s principal and registered office is located at 145 King Street West, Suite 2870, Toronto, Ontario, Canada M5H 1J8. Americas Silver’s website is www.americassilvercorp.com.
Documents Incorporated by Reference
The following documents of Americas Silver filed with the various securities commissions or similar authorities in the jurisdictions where Americas is a reporting issuer are specifically incorporated by reference into and form an integral part of the Circular:
●	the Annual Information Form;
●	the Americas Silver Annual Financial Statements;
●	the Americas Silver Annual MD&A;
●	the management information circular of Americas Silver filed on SEDAR on April 13, 2018 in respect of the annual and special meeting of Shareholders held on May 15, 2018;
●	the Americas Silver Interim Financial Statements;
●	the Interim MD&A of Americas Silver; and
●	the material change report of Americas Silver dated October 5, 2018 in respect of the entering into of the Merger Agreement.
Any documents of the type required by National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) to be incorporated by reference in a short form prospectus, including any material change reports (except confidential material change reports), interim financial statements, annual financial statements and the auditors’ report thereon, information circulars, annual information forms and business acquisition reports (excluding those portions that are not required pursuant to NI 44-101 to be incorporated by reference herein) filed by Americas Silver with the securities commissions or similar authorities in Canada subsequent to the date of the Circular and prior to the completion of the Transaction will be deemed to be incorporated by reference in the Circular. Copies of the documents incorporated herein by reference are available on SEDAR at www.sedar.com and, upon request by a Shareholder to Americas Silver at 145 King Street West, Suite 2870, Toronto, Ontario, Canada M5H 1J8. Americas Silver will promptly provide a copy of any such document without charge.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of the Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of the Circular.
Information contained in or otherwise accessed through Americas Silver’s website, www.americassilvercorp.com or any website, other than those documents incorporated by reference in the Circular and filed on the SEDAR profile and EDGAR profile, does not form part of this Circular.
Prior Sales
The following table sets out the prior sales of securities of Americas Silver since December 31, 2017:
Date Issued/ Granted	Number of Securities	Security	Price Per Security ($)
January 2, 2018	1,330,000	Options	4.58
January 19, 2018	30,680	Americas Silver Common Shares from exercise of warrants	4.20
January 19, 2018	7,670	Warrants	4.68
January 25, 2018	40,000	Options	5.55
February 1, 2018	8,333	Americas Silver Common Shares from exercise of options	2.34
February 2, 2018	395,486	Americas Silver Common Shares from exercise of warrants	1.56
April 24, 2018	3,500	Americas Silver Common Shares from exercise of options	2.04
April 26, 2018	40,000	Americas Silver Common Shares from exercise of options	2.04
April 26, 2018	391,664	Americas Silver Common Shares from exercise of options	2.34
May 14, 2018	4,635	Americas Silver Common Shares from exercise of warrants	2.16
May 15, 2018	276,128	Americas Silver Common Shares from exercise of warrants	4.20
May 15, 2018	69,032	Warrants	4.68
May 15, 2018	25,000	Options	4.72
May 25, 2018	6,944	Americas Silver Common Shares from exercise of options	2.04
June 7, 2018	30,680	Americas Silver Common Shares from exercise of warrants	4.20
June 7, 2018	7,670	Warrants	4.68
June 8, 2018	276,128	Americas Silver Common Shares from exercise of warrants	4.20
June 8, 2018	69,032	Warrants	4.68
June 18, 2018	2,291	Americas Silver Common Shares from exercise of warrants	3.00
June 28, 2018	4,625	Americas Silver Common Shares from exercise of warrants	3.00
August 8, 2018	24,531	Americas Silver Common Shares from exercise of warrants	1.56
August 22, 2018	41,666	Americas Silver Common Shares from exercise of warrants	3.00
August 24, 2018	39,583	Americas Silver Common Shares from exercise of warrants	3.00
September 12, 2018	17,133	Americas Silver Common Shares from exercise of options	2.04
September 13, 2018	3,700	Americas Silver Common Shares from exercise of options	2.04
October 1, 2018	1,074,999	Warrants	3.12

Trading Price and Volume
The following sets forth the high and low market prices and the volume of the Americas Silver Common Shares traded on the TSX for each of the periods indicated:
Period	High (C$)	Low (C$)	Total Volume
January 2018	5.74	4.70	1,041,594
February 2018	5.17	4.17	618,598
March 2018	4.62	4.16	717,880
April 2018	5.37	4.19	850,118
May 2018	5.03	4.43	699,817
June 2018	4.63	3.91	680,717
July 2018	4.21	3.38	600,697
August 2018	3.39	2.80	774,614
September 2018	3.33	2.72	647,191
October 2018	3.44	2.62	1,288,411
November 2018	2.83	1.75	1,168,325
Legal Proceedings or Regulatory Actions
As of the date of this Circular, there are no material legal proceedings which involve or will involve Americas Silver or any of its subsidiaries, or of which its properties are the subject matter.

APPENDIX “E”
INFORMATION CONCERNING PERSHING GOLD
Pershing Gold is a gold and precious metals exploration company pursuing exploration, development and mining opportunities primarily in Nevada. It is currently focused on exploration at its Relief Canyon properties in Pershing Gold County in northwestern Nevada and, if economically feasible, commencing mining at the Relief Canyon Mine. None of its properties contain proven and probable reserves under SEC Industry Guide 7, and its activities on all of its properties are exploratory in nature.
Pershing Gold was incorporated in Nevada on August 2, 2007 under the name Excel Global, Inc., and it changed its name to Pershing Gold Corporation on February 27, 2012.
Since its acquisition of the Relief Canyon Mine property in 2011, the Pershing Gold’s exploration efforts have been focused primarily on expanding the known Relief Canyon Mine deposit.
Pershing Gold’s Relief Canyon property rights currently total approximately 29,000 acres and are comprised of approximately 1,137 owned unpatented mining claims, 120 owned millsite claims, 62 leased unpatented mining claims, and 6,586 acres of leased private lands, 960 acres of subleased private lands and 320 acres of owned private minerals.  As currently defined by exploration drilling, most of the Relief Canyon properties, including the Relief Canyon Mine, are located on property that is subject to a 2% net smelter return production royalty, with a portion of the deposit located on property subject to net smelter return production royalties totaling 4.5%.  The rest of the property is subject, under varying circumstances, to net smelter return production royalties ranging from 2% to 5%.
Pershing Gold’s principal offices are located in Lakewood, Colorado at 1658 Cole Boulevard, Building No. 6, Suite 210, Lakewood, Colorado 80401 and it has an exploration office at 1055 Cornell Avenue, Lovelock, Nevada 89419. Pershing Gold’s telephone number is 720-974-7254. Pershing Gold maintains a website at www.pershinggold.com, which contains information about Pershing Gold.
Pershing Gold Common Stock trades on NASDAQ and on the TSX under the symbol “PGLC.
Documents Incorporated by Reference
The following documents of Pershing Gold filed with the various securities commissions or similar authorities in the jurisdictions of Canada where Pershing Gold is a reporting issuer are specifically incorporated by reference into and form an integral part of the Circular:
●	the annual report on Form 10-K for the year ended December 31, 2017, which was filed on SEDAR on April 2, 2018 (the “Pershing Gold Annual Report”);
●	the Pershing Gold Annual Financial Statements;
●	the Pershing Gold Annual MD&A;
●	the proxy statement of Pershing Gold in respect of the annual meeting of Pershing Gold Stockholders held on June 22, 2018, which was filed on SEDAR on May 1, 2018;
●	the Pershing Gold Interim Financial Statements;
●	the Interim MD&A of Pershing Gold;
●	the current report on Form 8-K dated October 1, 2018 in respect of the entering into of the Merger Agreement;
●	the current report on Form 8-K dated August 31, 2018 in respect of the resignation of a director of Pershing Gold;

●	the current report on Form 8-K dated March 13, 2018 in respect of, among other things, the resignation of a director of Pershing Gold; and
●	the current report on Form 8-K dated January 18, 2018 in respect of Pershing Gold’s engagement of a chief operating officer.
Any documents of the type required by NI 44-101 to be incorporated by reference in a short form prospectus, including any material change reports (except confidential material change reports), interim financial statements, annual financial statements and the auditors’ report thereon, information circulars, annual information forms and business acquisition reports (excluding those portions that are not required pursuant to NI 44-101 to be incorporated by reference herein) filed by Pershing Gold with the securities commissions or similar authorities in Canada subsequent to the date of the Circular and prior to the completion of the Transaction will be deemed to be incorporated by reference in the Circular. Copies of the documents incorporated herein by reference are available on SEDAR at www.sedar.com and, upon request by a Shareholder to Americas Silver at 145 King Street West, Suite 2870, Toronto, Ontario, Canada M5H 1J8. Americas Silver will promptly provide a copy of any such document without charge.
Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of the Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of the Circular.
Information contained in or otherwise accessed through Pershing Gold’s website, www.pershinggold.com or any website, other than those documents incorporated by reference in the Circular and filed on the SEDAR profile and EDGAR profile, does not form part of this Circular.
Prior Sales
The following table sets out the prior sales of securities of Pershing Gold since December 31, 2017:
Date Issued/ Granted	Number of Securities	Security	Price Per Security ($)
January 29, 2018	436,000	Pershing Gold Options	$2.80
January 29, 2018	25,000	Pershing Gold RSUs	$2.39
January 29, 2018	439,000	Pershing Gold Options	$2.80
February 23, 2018	85,135	Shares of Pershing Gold Common Stock from exercise of Pershing Gold RSUs	$2.15
April 26, 2018	9,026	Pershing Gold RSUs	$2.05
April 29, 2018	12,377	Pershing Gold RSUs	$2.02
June 29, 2018	8,471	Pershing Gold RSUs	$1.83
September 12, 2018	47,661	Shares of Pershing Gold Common Stock from exercise of Pershing Gold RSUs	$1.01

Trading Price and Volume
The following sets forth the high and low market prices and the volume of the Pershing Gold Common Stock traded on the TSX for each of the periods indicated:
Period	High (C$)	Low (C$)	Total Volume
January 2018	3.20	2.75	33,400
February 2018	2.91	2.63	15,300
March 2018	2.80	2.32	22,100
April 2018	2.65	2.33	18,200
May 2018	2.57	2.38	8,100
June 2018	2.51	2.39	6,700
July 2018	2.37	1.96	33,900
August 2018	1.93	1.48	7,100
September 2018	1.85	1.06	92,000
October 2018	2.31	1.77	228,000
November 2018	1.90	1.23	131,600

APPENDIX “F”
INFORMATION CONCERNING AMERICAS SILVER FOLOWING COMPLETION OF THE TRANSACTION
Successful completion of the Transaction would establish Americas Silver as a low‐cost, precious metal growth company in the Americas listed on the TSX and the NYSE American, with the following attributes:
-
a diversified portfolio of precious metal assets in the Americas, with two producing polymetallic mines in Mexico and Idaho expected to produce approximately 7.0 million silver equivalent ounces and an  attractive shovel‐ready, precious metal development project in Nevada with the potential, demonstrated by a feasibility study, to add approximately 91,000 gold ounces annually;

-	enhanced growth and scale for potential production growth at Relief Canyon and Zone 120 and ramp-up at the San Rafael mine;
-	a strong financial position, with increase cash flow from the San Rafael mine and greater access to capital to fund the development of Relief Canyon;
-	an enhanced capital markets profile, which should allow Americas Silver to benefit from improved market visibility and increased trading liquidity.
On completion of the Transaction, Americas Silver will continue to be a company existing under the CBCA and the former Pershing Gold Stockholders will be shareholders of Americas Silver. Americas Silver will continue to have its registered office at 145 King Street West, Suite 2870, Toronto, Ontario M5H 1J8 and will continue to be listed on the TSX and NYSE American.
On completion of the Transaction, Americas Silver’s operating assets will be the Nuestra Señora mine at the Cosalá Operations in Mexico and the Galena Complex in Idaho. The assets and operations of Pershing Gold at the Effective Time will become the assets and operations of Americas Silver. Descriptions of the assets and operations of Americas Silver and Pershing Gold can be found in Appendix “D” and Appendix “E”, respectively, and in the documents incorporated by reference herein.
Americas Silver will benefit from consolidated corporate administrative and group finance functions, with the Pershing Gold corporate head office expected to close shortly following completion of the Merger. The existing Americas Silver executive management team will remain in place upon completion of the Transaction, and Mr. Stephen Alfers is expected to join the Board on completion of the Transaction.

Summary Organizational Chart
A post-Transaction summary organizational chart for Americas Silver is set out below and illustrates Americas Silver’s material subsidiaries, together with the jurisdiction of incorporation of each such company and the percentage of voting securities of each such company beneficially owned or over which control or direction will be exercised by Americas Silver, assuming completion of the Transaction.

Pro Forma Americas Silver Mineral Resources and Reserves
The mineral reserves and resources of Americas Silver after giving effect to the Transaction, at the various effective dates, are set out in the following tables.
Reserves (June 30, 2018)
		Grade					Contained Metal
	Tonnes	Silver	Copper	Lead	Zinc	Silver	Copper	Lead	Zinc
	000's	g/t	%	%	%	koz	Mlbs	Mlbs	Mlbs
Cosalá
San Rafael
Proven	1,155	127		1.80	3.97	4,722		45.9	101.1
Probable	1,757	98		1.59	3.99	5,563		61.8	154.7
San Rafael P&P	2,912	110		1.68	3.98	10,285		107.7	255.7
Total Cosalá P&P	2,912	110		1.68	3.98	10,285		107.7	255.7
Galena
Silver-Copper
Proven	194	559	0.54			3,485	2.3
Probable	233	592	0.54			4,440	2.8
Silver-Copper P&P	427	577	0.54			7,925	5.1
Silver-Lead
Proven	371	301		7.94		3,595		65.0
Probable	465	257		7.52		3,836		77.1
Silver-Lead P&P	836	276		7.70		7,432		142.0
Total Galena P&P	1,264	378	0.18	5.10	0.00	15,357	5.1	142.0
TOTAL P&P	4,176	191	0.06	2.71	2.78	25,642	5.1	249.7	255.7

M&I Resources (exclusive of Reserves) (June 30, 2018)
		Grade					Contained Metal
	Tonnes	Silver	Copper	Lead	Zinc	Silver	Copper	Lead	Zinc
	000's	g/t	%	%	%	koz	Mlbs	Mlbs	Mlbs
Cosalá
Nuestra Señora
Measured	257	85	0.16	0.84	1.76	700	0.9	4.8	10.0
Indicated	1,879	89	0.20	0.82	1.74	5,379	8.2	33.9	71.9
Nuestra Señora M&I	2,136	89	0.19	0.82	1.74	6,079	9.2	38.7	81.9
San Rafael
Measured	1,310	100		0.98	2.30	4,207		28.4	66.3
Indicated	1,774	82		0.91	2.12	4,692		35.7	83.0
San Rafael M&I	3,084	90		0.94	2.20	8,899		64.1	149.3
Zone 120
Measured	0
Indicated	2,710	186	0.46			16,231	27.6
Zone 120 M&I	2,710	186	0.46			16,231	27.6
El Cajón
Measured	0
Indicated	1,003	177	0.55			5,719	12.2
El Cajón M&I	1,003	177	0.55			5,719	12.2		0.0
Total Cosalá M&I	8,933	129	0.25	0.52	1.17	36,928	49.0	102.8	231.2
Galena
Silver-Copper
Measured	262	570	0.68			4,809	3.9
Indicated	531	602	0.60			10,274	7.1
Silver-Copper M&I	793	591	0.63			15,083	11.0
Silver-Lead
Measured	432	284		8.66		3,942		82.6
Indicated	570	276		8.55		5,051		107.4
Silver-Lead M&I	1,002	279		8.60		8,993		190.0
Total Galena M&I	1,795	417	0.28	4.80		24,076	11.0	190.0
San Felipe
Measured	0
Indicated	4,685	61		2.48	5.42	9,125		255.9	559.7
Total San Felipe M&I	4,685	61		2.48	5.42	9,125		255.9	559.7
TOTAL M&I	15,414	142	0.18	1.61	2.33	70,130	60.0	548.7	790.9

Inferred Resources (June 30, 2018)
		Grade					Contained Metal
	Tonnes	Silver	Copper	Lead	Zinc	Silver	Copper	Lead	Zinc
	000's	g/t	%	%	%	koz	Mlbs	Mlbs	Mlbs
Cosalá
Nuestra Señora	2,009	101	0.26	0.83	1.90	6,539	11.3	37.0	84.3
San Rafael	452	167		2.23	0.39	2,421		22.2	3.8
Zone 120	216	126	0.33			876	1.6
El Cajón	278	103	0.18			923	1.1
Total Cosalá Inferred	2,955	113	0.21	0.91	1.35	10,759	14.0	59.1	88.1
Galena
Inferred Silver-Copper	381	654	0.86			8,005	7.2
Inferred Silver-Lead	713	282	0.00	9.63		6,453		151.4
Total Galena Inferred	1,093	411	0.30	6.28		14,458	7.2	151.4
San Felipe
San Felipe	2,008	48		1.43	3.57	3,110		63.2	157.8
Total San Felipe	2,008	48		1.43	3.57	3,110		63.2	157.8
TOTAL INFERRED	6,057	145	0.16	2.05	1.84	28,327	21.2	273.7	246.0

Notes for Mineral Reserve and Mineral Resource Estimates:
1.	CIM Definitions and Standards were followed for Mineral Reserve and Mineral Resource Estimates.
2.
Mineral Reserves are estimated at a NSR cut-off value of US$40/tonne at Nuestra Señora, US$50/tonne at San Rafael and US$198/tonne at Galena.  The NSR cut-off is calculated using recent operating results for recoveries, off-site concentrate costs, and on-site operating costs.

3.
Mineral Resources are estimated at a NSR cut-off value of US$34/tonne at San Rafael, US$40/tonne at Zone 120, US$30/tonne at El Cajón and US$198/tonne at Galena.  Mineral Resources at Nuestra Señora are estimated at a 90g/tonne silver equivalent cut-off grade.  Mineral Resources at San Felipe are estimated at a 2.5% zinc equivalent cut-off grade.  NSR and equivalent cut-offs were calculated using recent or expected operating results for recoveries, off-site concentrate costs, and on-site operating costs.

4.	Mineral Reserves are estimated using metal prices of US$16.00/oz Ag, $2.50/lb Cu, $0.90/lb Pb and $0.90/lb Zn.
5.	Mineral Resources are estimated using metal prices of US$18.00/oz Ag, $3.00/lb Cu, $1.05/lb Pb and $1.05/lb Zn.
6.	Mineral Resources are exclusive of Mineral Reserves and as such the Mineral Resources do not have demonstrated economic viability.
7.
A minimum mining width of 4.5 feet was used for estimating Galena Reserves, with a minimum additional dilution of 0.5 feet from both the hangingwall and footwall.  A mining recovery of 95% was used to reflect the selective nature of the mining methods used at the operation.

8.	A mining recovery of 80% and 5% dilution factor at zero grade were used for estimating Mineral Reserves at San Rafael to reflect the mining methods (post-pillar cut and fill) used at the operation.
9.	Numbers may not add or multiply accurately due to rounding.
10.
The Mineral Resource estimate for the Cosalá Operations is based on block models prepared by independent mineral resource consultants. The Nuestra Señora Mineral Reserve and Resource estimate was prepared by Company personnel under the supervision of James Stonehouse, a Qualified Person for the purpose of NI 43-101.  The San Rafael, Zone 120, El Cajón and San Felipe Mineral Resource estimates were prepared by  Paul Tietz, C.P.G.  who is an independent consultant and Qualified Person for the purpose of NI 43-101.  The San Rafael Mineral Reserve estimate was prepared by company personnel under the supervision of Shawn Wilson, a Qualified Person for the purpose of NI 43-101.

11.
The Mineral Resource estimate for the Galena Complex was prepared using a combination of block modelling and the accumulation method.  The Mineral Resource estimate was prepared by Company personnel under the supervision of Aaron Gross, P.G., a Qualified Person for the purpose of NI 43-101.  The Mineral Reserve estimate was prepared by Company personnel under the supervision of Shawn Wilson, a Qualified Person for the purpose of NI 43-101.

12.
Americas Silver holds an option agreement on the San Felipe Project with the owner Minera Hochschild Mexico S.A.  Details regarding the option agreement are outlined in the respective NI 43-101 Technical Report which are available on www.sedar.com.

13.	The most recently filed technical reports are:
-
San Rafael - “Technical Report and Preliminary Feasibility Study for the San Rafael Property, Sinaloa, Mexico”, dated effective March 18, 2016 (the “San Rafael Technical Report”), prepared by Mine Development Associates (“MDA”). The San Rafael Technical Report was prepared under the supervision of Thomas L. Dwyer, Edwin R. Peralta, Paul Tietz and Randy Powell of MDA.

-
Galena  - “Technical Report on the Galena Complex, Shoshone County, Idaho, USA”, dated effective December 23, 2016 (the “Galena Report”). The Galena Report was prepared by Jim Atkinson, Darren Dell and Dan Hussey of Americas Silver.

-
San Felipe - “Technical Report and Estimated Resources for the San Felipe Project, Sonora, Mexico”, dated effective March 15, 2018 (the “San Felipe Technical Report”), prepared by MDA. The San Felipe Technical Report was prepared under the supervision of Paul Tietz of MDA.

Gold Mineral Reserves (May 24, 2018)
Relief Canyon		Grade	Contained
	Tons	Gold	Gold
	000's	opt	koz
Proven	13,013	0.024	307.3
Probable	17,225	0.019	324.0
TOTAL P&P	30,238	0.021	631.3
Gold M&I Mineral Resources (November 1, 2016)
Relief Canyon		Grade	Contained
	Tons	Gold	Gold
	000's	opt	koz
Measured -Oxide	14,232	0.022	312.0
Measured-Mixed	259	0.058	15.0
Total-Measured	14,491	0.023	327.0
Indicated -Oxide	26,854	0.016	439.0
Indicated -Mixed	162	0.033	5.0
Indicated-Sulfide	369	0.050	18.0
Total-Indicated	27,385	0.017	462.0
Total M&I	41,876	0.019	789.0
Gold Inferred Mineral Resources (November 1, 2016)
Relief Canyon		Grade	Contained
	Tons	Gold	Gold
	000's	opt	koz
Inferred -Oxide	5,238	0.009	45.0
Inferred -Mixed	4	0.018	0.1
Inferred-Sulfide	4	0.028	0.1
Total-Inferred	5,246	0.009	45.2

Silver Mineral Reserves (May 24, 2018)
Relief Canyon		Grade	Contained
	Tons	Silver	Silver
	000's	opt	koz
Proven	10,186	0.121	1,231.0
Probable	3,914	0.093	366.0
TOTAL P&P	14,100	0.113	1,597.0
Silver M&I Mineral Resources (November 1, 2016)
Relief Canyon		Grade	Contained
	Tons	Silver	Silver
	000's	opt	koz
Measured -Oxide	10,550	0.119	1,260.0
Measured-Mixed	259	0.251	65.0
Total-Measured	10,809	0.123	1,325.0
Indicated -Oxide	6,236	0.094	584.0
Indicated -Mixed	162	0.206	33.0
Indicated-Sulfide	369	0.313	115.0
Total-Indicated	6,767	0.108	732.0
Total M&I	17,576	0.117	2,057.0
Silver Inferred Mineral Resources (November 1, 2016)
Relief Canyon		Grade	Contained
	Tons	Silver	Silver
	000's	opt	koz
Inferred -Oxide	781	0.066	52.0
Inferred -Mixed	4	0.125	1.0
Inferred-Sulfide	4	0.164	1.0
Total-Inferred	789	0.068	54.0
Notes for Mineral Reserve and Mineral Resource Estimates:

1.	CIM Definitions and Standards were followed for Mineral Reserve and Mineral Resource Estimates.
2.	Mineral Reserves are estimated at a 0.005 oz Au/ton constrained by an open pit design.
3.
Mineral Resources are estimated using variable cut-off grades depending on the mineralized material type.  Oxide, mixed and sulfide Mineral Resources are reported at cut-off grades of 0.005 oz Au/ton, 0.010 oz Au/ton and 0.020 oz Au/ton respectively.

4.	Mineral Reserves are estimated using a metal price of US$1,290/oz Au.
5.	Mineral Resources are inclusive of Mineral Reserves, specifically the Measured and Indicated oxide resources.
6.
The Relief Canyon Mineral Resource estimate was prepared by  Paul Tietz, C.P.G.  and the Mineral Reserve estimate was prepared by Neil Prenn, P.E., both of which are independent consultants and Qualified Persons for the purpose of NI 43-101.

7.	Rounding may cause apparent inconsistencies in the Reserve and Resource tables.
8.	The most recently filed technical report is:
-
Relief Canyon - “Technical Report and Feasibility Study for the Relief Canyon Project, Pershing County, Nevada, U.S.A.”, dated effective May 24, 2018 (the “Relief Canyon Technical Report”), prepared by MDA. The Relief Canyon Technical Report was prepared under the supervision of Paul Tietz, Neil B. Prenn, Carl E. Defilippi and Mark Jorgensen of MDA.

Directors and Officers
Upon completion of the Transaction, the number of directors of Americas Silver will be increased by one to nine, who are expected to be the eight current directors of Americas Silver and Mr. Stephen Alfers, who is currently the President and Chief Executive Officer of Pershing Gold, is expected to be appointed to the Board. The current officers of Americas Silver will remain officers of Americas Silver upon completion of the Transaction.
Description of Share Capital
In connection with the Transaction, the Americas Silver Articles will be amended to create the Americas Silver Preferred Shares. The authorized share capital of Americas Silver upon completion of the Transaction will consist of an unlimited number of Americas Silver Common Shares and an unlimited number of Americas Silver Preferred Shares.
Upon completion of the Transaction, the Common Stock Consideration and the Preferred Stock Consideration, consisting of Americas Silver Common Shares and (if any holders of Series E Preferred Stock so elect) Americas Silver Preferred Shares, will be issued to Pershing Gold Stockholders. Approximately 15,889 Americas Silver Common Shares will also be reserved for issuance upon exercise of the Substituted Warrants.
As at the close of business on the Record Date, 43,402,434 Americas Silver Common Shares were issued and outstanding.
See “Americas Silver Post-Transaction – Selected Pro Forma Financial Information – Fully-Diluted Share Capital” for a table that describes and summarizes the expected share capital of Americas Silver following completion of the Merger.
Following completion of the Transaction, Shareholders will continue to hold their existing Americas Silver Common Shares. Americas Silver expects that an aggregate of up to (i) approximately 24,078,998 Americas Silver Common Shares will be issued in respect of the Pershing Gold Common Stock outstanding as at November 26, 2018, representing approximately 55.5% of the 43,402,434 Americas Silver Common Shares outstanding as at the Record Date, on a non-diluted basis; (ii) 4,128,042 Americas Silver Preferred Shares (assuming that all holders of Series E Preferred Stock elect to receive Americas Silver Preferred Shares), which will be convertible into 4,128,042 Americas Silver Common Shares, will be issued in respect of the Series E Preferred Stock; (iii) 703,237 Americas Silver Common Shares will be issued in respect of the Pershing Gold RSUs; and (iv) 15,889 Americas Silver Common Shares will be made issuable upon exercise of the Substituted Warrants. In connection with the Transaction, Americas Silver is seeking approval, through the Issuance Resolution, for (among other things) the issuance of the Americas Silver Common Shares issuable in exchange for Pershing Gold Common Stock, Pershing Gold RSUS and, if any holders so elect, the Series E Preferred Stock, the issuance of the Americas Silver Common Shares issuable upon conversion of the Americas Silver Preferred Shares issued (if any holders so elect) to holders of Series E Preferred Stock and the Americas Silver Common Shares issuable upon exercise of the Substituted Warrants.
As a result of the Transaction and, the ownership and voting interests of Shareholders in Americas Silver will be diluted, relative to their current proportional ownership and voting interest in Americas Silver.

Americas Silver Common Shares
Shareholders are entitled to receive notice of any meetings of Shareholders, to attend and to cast one vote per Americas Silver Common Share at all such meetings.
Shareholders are entitled to receive dividends, if any, as and when declared by the Board out of monies properly applicable to the payment of dividends, in such amount and in such form as the Board may from time to time determine, and all dividends which the directors may declare on the Americas Silver Common Shares shall be declared and paid in equal amounts per share on all Americas Silver Common Shares at the time outstanding.  In the event of the dissolution, liquidation or winding‐up of Americas Silver, whether voluntary or involuntary, or any other distribution of assets of Americas Silver among its shareholders for the purpose of winding up its affairs, the Shareholders shall be entitled to receive the remaining property and assets of Americas Silver.
Americas Silver Preferred Shares
For a description of the rights, privileges, restrictions and conditions attaching to the Americas Silver Preferred Shares, see “The Transaction – Overview of the Transaction – Americas Silver Preferred Shares” starting on page 38.
Options
Americas Silver’s amended and restated stock option plan (the “Stock Option Plan”) dated effective January 30, 2015 was approved by Shareholders at the annual and special meeting of Shareholders held on May 17, 2016. The Board may amend, suspend or terminate the Stock Option Plan or any portion thereof only in accordance with applicable legislation, and subject to any required stock exchange or shareholder approval. Certain amendments, including those of a clerical or “housekeeping” nature or to reflect changes in applicable law, may be made without further approval by shareholders. No amendment, suspension or termination can impair any outstanding Options without consent of the applicable participant. Options are only assignable upon the participant’s death. The Stock Option Plan is available on SEDAR at www.sedar.com and has been posted onto the Company’s website at https://www.americassilvercorp.com/investors/shareholder-meetingdocuments/.
The timing of the grant, and number of Americas Silver Common Shares made subject to option with respect to Options proposed to be granted by Americas Silver to its executive officers is recommended by the CEO, reviewed and recommended (or revised, if thought appropriate) by the CCG Committee, and approved by a resolution of the Board. Consideration in determining option grants is given to, amongst other things, the total number of Options outstanding, current and future expected contribution to the advancement of corporate objectives by such individual, the position of the individual, tenure, and the status of previous option grants to such individuals. No specific weightings are assigned to each factor; instead a subjective determination is made based on an assessment of the individual relative to such factors. Grants of Options also comprise a portion of the compensation package offered to attract and retain new directors and executive officers to Americas Silver. The periodic consideration of such awards typically takes place annually early in the fiscal year. Options granted by the Board are priced at the closing price of the Americas Silver Common Shares on the TSX on the last trading day prior to the date of grant.
Options granted under the Stock Option Plan vest over a two-year period (1/3 upon grant, 1/3 on the first anniversary of the grant date and 1/3 on the second anniversary of the grant date) and expire in three years. All such Options vest immediately upon a change of control of Americas Silver or upon an applicable director ceasing to be on the Board in connection with a transaction involving Americas Silver.
As of the Record Date, Options to purchase 3,159,993 Americas Silver Common Shares were outstanding.

Selected Pro Forma Financial Information of Americas Silver
The selected unaudited pro forma condensed consolidated financial information set forth below has been extracted from and should be read in conjunction with the unaudited pro forma condensed consolidated financial statements of Americas Silver and Pershing Gold and the accompanying notes thereto attached as Appendix “G” to this Circular. The unaudited pro forma condensed consolidated statement of financial position as at December 31, 2017 has been prepared from the audited consolidated statement of financial position of Americas Silver as at December 31, 2017 and the audited consolidated statement of financial position of Pershing Gold as at December 31, 2017 and gives pro forma effect to the successful completion of the Transaction as if the Transaction had occurred on December 31, 2017. The unaudited pro forma condensed consolidated statement of earnings for the year ended December 31, 2017 has been prepared from the audited statement of comprehensive earnings of Americas Silver for the year ended December 31, 2017 and the audited consolidated statement of comprehensive loss of Pershing Gold for the year ended December 31, 2017 and gives pro forma effect to the successful completion of the Transaction as if the Transaction had occurred on January 1, 2017.
The summary unaudited pro forma condensed consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the Merger will differ from the pro forma information presented below. No attempt has been made to calculate or estimate potential synergies between Americas Silver and Pershing Gold. The selected unaudited pro forma condensed consolidated financial information set forth below is extracted from and should be read in conjunction with the unaudited pro forma condensed consolidated financial statements of Americas Silver and the accompanying notes included in Appendix “G” to this Circular.
Fully-Diluted Share Capital
The following table describes and summarizes the expected share capital of Americas Silver following completion of the Transaction, on a fully-diluted basis, based on the number of Americas Silver Common Shares outstanding as at the close of business on the Record Date and the number of Pershing Gold securities outstanding as at the close of business on November 26, 2018 (unless otherwise stated):

Description	Number of Securities
Shares of Pershing Gold Common Stock issued and outstanding	33,676,921
Americas Silver Common Shares to be issued in exchange for shares of Pershing Gold Common Stock	24,078,998
Shares of Series E Preferred Stock issued and outstanding	8,946
Americas Silver Common Shares to be issued in exchange for shares of Series E Preferred Stock	4,128,042
Pershing Gold Warrants	2,178,914
Americas Silver Common Shares to be issued in exchange for Pershing Gold Warrants	1,557,923
Pershing Gold RSUs	983,549
Americas Silver Common Shares to be issued in exchange for Pershing Gold RSUs	703,237
Pershing Gold Options issued and outstanding	2,128,117
Americas Silver Common Shares to be issued in exchange for Pershing Gold Options	1,521,603
Americas Silver Common Shares issued and outstanding	43,402,434
Total (fully-diluted)	75,392,237
Per the above table, following the Transaction, Shareholders will continue to hold their existing Americas Silver Common Shares. Americas Silver expects that an aggregate of up to (i) approximately 24,078,998 Americas Silver Common Shares will be issued in respect of the Pershing Gold Common Stock outstanding as at November 26, 2018, representing approximately 55.5% of the 43,402,434 Americas Silver Common Shares outstanding as at the Record Date, on a non-diluted basis; (ii) 4,128,042 Americas Silver Preferred Shares (assuming that all holders of Series E Preferred Stock elect to receive Americas Silver Preferred Shares in the Transaction), which will be convertible into 4,128,042 Americas Silver Common Shares, will be issued in respect of the Series E Preferred Stock; (iii) 703,237 Americas Silver Common Shares will be issued in respect of the Pershing Gold RSUs; (iv) 1,557,923 Americas Silver Common Shares will be made issuable upon exercise by holders of “out-of-the-money” Pershing Gold Warrants assuming such holders exercise all such “out-of-the-money” Pershing Gold Warrants prior to the Effective Time; and (v) 1,521,603 Americas Silver Common Shares will be made issuable upon exercise by holders of “out-of-the-money” Pershing Gold Options assuming such holders exercise all such “out-of-the-money” Pershing Gold Options prior to the Effective Time. Based on the current price of the Pershing Gold Common Stock, Americas Silver does not expect that any shares of Pershing Gold Common Stock will be issued upon exercise of “out-of-the-money” Pershing Gold Warrants prior to the Effective Time and does not expect that any Americas Silver Common Shares will be issuable to holders of “out-of-the-money” Pershing Gold Options in connection with the Transaction.
Post-Transaction Shareholdings
Based on the Americas Silver Common Shares, Options, Pershing Gold Common Stock, Series E Preferred Stock, Pershing Gold RSUs, Pershing Gold Warrants and Pershing Gold Options outstanding as of the Record Date, upon completion of the Transaction, Americas Silver is expected to have outstanding approximately 67,481,432 Americas Silver Common Shares, Options to acquire 3,159,993 Americas Silver Common Shares, Substituted Warrants to acquire 15,889 Americas Silver Common Shares and (assuming all holders of Series E Preferred Stock elect to receive Americas Silver Preferred Shares in exchange for their shares of Series E Preferred Stock) 4,128,042 Americas Silver Preferred Shares, convertible into 4,128,042 Americas Silver Common Shares.

To the knowledge of the directors and executive officers of Americas Silver, following completion of the Transaction, there will be no person or company that beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of Americas Silver carrying 10% or more of the voting rights attached to any class of voting securities of Americas Silver, except for Mr. Barry Honig, who will beneficially own, directly or indirectly, or exercise control or direction over approximately 7,442,255 Americas Silver Common Shares and approximately 3,569,238 Americas Silver Preferred Shares, representing approximately 11.02% of the outstanding Americas Silver Common Shares on a non-diluted basis and 15.49% of the outstanding Americas Silver Common Shares on a partially diluted basis.
Conflicts of Interest
There are no potential material conflicts of interest between Americas Silver and any proposed director, officer or promoter of Americas Silver. Certain directors and officers of Americas Silver are, and may continue to be, involved in the mining and mineral exploration industry through their direct and indirect participation in corporations, partnerships or joint ventures which are potential competitors of Americas Silver, Pershing Gold or Americas Silver following completion of the Transaction. Situations may arise in connection with potential acquisitions in investments where the other interest of these directors and officers may conflict with the interests of the companies. Directors and officers with conflicts of interest will be subject to and will follow the procedures set out in applicable corporate and securities legislation, regulations, rules and policies.
Indebtedness of Directors and Officers
None of the proposed directors or officers of Americas Silver, who are the current directors and officers of Americas Silver and Mr. Stephen Alfers, who is expected to join the Board, are expected to be indebted to Americas Silver on completion of the Transaction. None of the directors or officers of Americas Silver or Pershing Gold have, at any time during their most recently completed fiscal years or since then, been indebted to Americas Silver or Pershing Gold.
Auditors
The auditors of Americas Silver following completion of the Transaction will continue to be PricewaterhouseCoopers LLP
Registrar and Transfer Agent
The registrar and transfer agent of Americas Silver following completion of the Transaction will continue to be Computershare Investor Services Inc., at its Toronto, Canada office.
Legal Proceedings
There are no material legal proceedings which will involve Americas Silver or any of its subsidiaries, or of which its properties are the subject matter as of the date of this Circular.

APPENDIX “G”
UNAUDITED PRO FORMA FINANCIAL STATEMENTS

AMERICAS SILVER CORPORATION

Pro Forma Financial Statements

(Unaudited)

Americas Silver Corporation
Pro forma consolidated statement of financial position
As at September 30, 2018
(In thousands of U.S. dollars, unaudited)

	Americas Silver Corporation	Pershing Gold Corporation	Notes	Pro Forma Adjustments	Pro Forma Consolidated

Assets
Current assets
Cash and cash equivalents	$3,111	$1,986		$-	$5,097
Trade and other receivables	5,646	-		-	5,646
Inventories	8,250	-		-	8,250
Prepaid expenses	1,774	649		-	2,423
Forward contracts	263	-		-	263
	19,044	2,635		-	21,679
Non-current assets
Restricted cash	709	3,771		-	4,480
Property, plant and equipment	106,048	26,578	3a) 3b)	37,536	170,162
Total assets	$125,801	$32,984		$37,536	$196,321

Liabilities
Current liabilities
Trade and other payables	$10,410	$1,597	3c) 3d)	$6,205	$18,212
Pre-payment facility	5,355	-		-	5,355
	15,765	1,597		6,205	23,567
Non-current liabilities
Other long-term liabilities	735	-		-	735
Pre-payment facility	6,875	-		-	6,875
Post-employment benefit obligations	8,631	-		-	8,631
Decommissioning provision	3,850	990		-	4,840
Deferred tax liabilities	236	-		-	236
Total liabilities	35,992	2,587		6,205	44,884

Equity
Share capital	212,498	3	3e) 3f) 3g) 3h)	68,225	280,726
Equity reserve	34,629	212,558	3e)	(212,558)	34,629
Foreign currency translation reserve	6,458	-		-	6,458
Deficit	(163,876)	(182,164)	3c) 3e)	175,664	(170,376)
Total equity	89,809	30,397		31,331	151,437

Total liabilities and equity	$125,801	$32,984		$37,536	$196,321

The accompanying notes are an integral part of the pro forma consolidated financial statements.

Americas Silver Corporation
Pro forma consolidated statement of loss
For the nine-month period ended September 30, 2018
(In thousands of U.S. dollars, except share and per share amounts, unaudited)

	Americas Silver Corporation	Pershing Gold Corporation	Notes	Pro Forma Adjustments	Pro Forma Consolidated

Revenue	$49,468	$-		$-	$49,468

Cost of sales	(37,943)	-		-	(37,943)
Depletion and amortization	(7,044)	(737)		-	(7,781)
Care, maintenance and restructuring costs	(990)	-		-	(990)
Corporate general and administrative expenses	(5,227)	(7,672)		-	(12,899)
Exploration costs	(2,528)	(3,047)		-	(5,575)
Accretion on decommissioning provision	(144)	(26)		-	(170)
Interest and financing income (expense)	(746)	12		-	(734)
Foreign exchange loss	(271)	(2)		-	(273)
Gain on disposal of assets	870	-		-	870
Gain on forward contracts	857	-		-	857
Write-down of equipment	(65)	-		-	(65)
Contingency on value added taxes	(125)	-		-	(125)
Loss before income taxes	(3,788)	(11,472)		-	(15,260)
Income tax recovery	10	-		-	10
Net loss	(3,778)	(11,472)		-	(15,250)
Preferred deemed dividend	-	-		-	-
Net loss available to common shareholders	$(3,778)	$(11,472)		$-	$(15,250)

Loss per share
Basic and diluted	(0.09)	(0.34)			(0.23)

Weighted average number of common shares outstanding
Basic and diluted	42,424,147	33,618,007			66,503,145

The accompanying notes are an integral part of the pro forma consolidated financial statements.

Americas Silver Corporation
Pro forma consolidated statement of loss
For the year ended December 31, 2017
(In thousands of U.S. dollars, except share and per share amounts, unaudited)

	Americas Silver Corporation	Pershing Gold Corporation	Notes	Pro Forma Adjustments	Pro Forma Consolidated

Revenue	$54,280	$-		$-	$54,280

Cost of sales	(40,038)	-		-	(40,038)
Depletion and amortization	(6,709)	(1,072)		-	(7,781)
Care, maintenance and restructuring costs	(701)	-		-	(701)
Corporate general and administrative expenses	(6,651)	(10,394)		-	(17,045)
Exploration costs	(2,726)	(1,220)		-	(3,946)
Accretion on decommissioning provision	(185)	(39)		-	(224)
Interest and financing expense	(723)	(360)		-	(1,083)
Foreign exchange loss	(225)	(10)		-	(235)
Loss on available-for-sale investment	(11)	-		-	(11)
Write-down of equipment	(204)	-		-	(204)
Loss before income taxes	(3,893)	(13,095)		-	(16,988)
Income tax recovery	427	-		-	427
Net loss	(3,466)	(13,095)		-	(16,561)
Preferred deemed dividend	-	(1,069)	3i)	1,069	-
Net loss available to common shareholders	$(3,466)	$(14,164)		$1,069	$(16,561)

Loss per share
Basic and diluted	(0.09)	(0.50)			(0.26)

Weighted average number of common shares outstanding
Basic and diluted	40,194,660	28,567,344			64,273,659

The accompanying notes are an integral part of the pro forma consolidated financial statements.

1.   BASIS OF PRESENTATION
The accompanying unaudited pro forma consolidated financial statements of Americas Silver Corporation (“Americas Silver” or the “Company”) give effect to the proposed transaction pursuant to which the Company will acquire 100% of the issued and outstanding common and preferred shares of Pershing Gold Corporation (“Pershing Gold”) by way of plan of arrangement (the “Proposed Acquisition”).

The Proposed Acquisition is subject to acceptance by Americas Silver’s and Pershing Gold’s shareholders and certain securities regulatory approvals. Management of Americas Silver performed a review to identify differences between the Company’s accounting policies in accordance with International Financial Reporting Standards (“IFRS”) and those of Pershing Gold’s accounting policies in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) that could have a potential material impact on the unaudited pro forma consolidated financial statements and could be reasonably estimated. The significant accounting policies are believed to conform in all material aspects to those of Americas Silver in accordance with IFRS other than the differences described in note 3.  Further accounting policy differences may be identified after completion of the Proposed Acquisition.

The unaudited pro forma consolidated financial statements have been compiled using the following information:

i.	the unaudited condensed interim consolidated financial statements of Americas Silver as at and for the nine-month period ended September 30, 2018;
ii.	the unaudited condensed interim consolidated financial statements of Pershing Gold as at and for the nine-month period ended September 30, 2018;
iii.	the audited consolidated financial statements of Americas Silver for the year ended December 31, 2017;
iv.	the audited consolidated financial statements of Pershing Gold for the year ended December 31, 2017; and
v.	such other supplementary information as was considered necessary to reflect the Proposed Acquisition in the unaudited pro forma consolidated financial statements.

The unaudited pro forma consolidated financial statements have been prepared in connection with the Proposed Acquisition and have been prepared for illustrative purposes only. The unaudited pro forma consolidated financial statements do not contain all of the information required for financial statements and accordingly should be read in conjunction with the unaudited condensed interim consolidated financial statements of both the Company and Pershing Gold as at and for the nine-month period ended September 30, 2018, and the audited consolidated financial statements of both the Company and Pershing Gold for the year ended December 31, 2017.

The Company’s presentation currency is U.S. dollars. Reference herein of $ is to U.S. dollars unless otherwise stated.

The unaudited pro forma consolidated statement of financial position as at September 30, 2018 has been prepared as if the Proposed Acquisition described in note 2 had occurred as at September 30, 2018. The unaudited pro forma consolidated statement of loss for the year ended December 31, 2017 and the nine-month period ended September 30, 2018 has been prepared as if the Proposed Acquisition described in note 2 had occurred at January 1, 2017.

The unaudited pro forma consolidated financial statements are based on the historical financial statements of Americas Silver and Pershing Gold.  Certain elements of the historical financial statements of Pershing Gold have been reclassified in preparation of the unaudited pro forma consolidated financial statements to conform to the financial statement presentation currently used by the Company in accordance with IFRS.

The unaudited pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of the Company which would have actually resulted had the Proposed Acquisition been effected on the dates indicated. Actual amounts recorded once the Proposed Acquisition is completed are likely to differ from those recorded in the unaudited pro forma consolidated financial statements. Any potential synergies that may be realized and integration costs that may be incurred upon consummation of the Proposed Acquisition have been excluded from the unaudited pro forma consolidated financial statements. Further, the unaudited pro forma consolidated financial statements are not necessarily indicative of the results of operations that may be obtained in the future.

In the opinion of management, the unaudited pro forma consolidated financial statements have been prepared for fair presentation, in all material respects, on the basis of assumptions and adjustments described below and in note 3.

2.   THE PROPOSED ACQUISITION
The Company announced on September 30, 2018 that it had entered into an Arrangement Agreement dated September 28, 2018 pursuant to which the Company will acquire all of the outstanding common shares of Pershing Gold. Under the terms of the Arrangement Agreement, each outstanding Pershing Gold common share would be exchanged for 0.715 common share of Americas Silver. Outstanding Pershing Gold preferred shares would be exchanged for new non-voting preferred shares of Americas Silver or common shares of Americas Silver, adjusted in respect of exercise price and number based on the same exchange ratio. Outstanding Pershing Gold options and restricted share units (“RSUs”) would be exchanged for Americas Silver common share considerations and outstanding Pershing Gold warrants would become exercisable for Americas Silver common shares under the same exchange ratio.

The Proposed Acquisition is accounted for using the acquisition method pursuant to IFRS 3 – Business Combinations (“IFRS 3”). Americas Silver is identified as the acquirer of the business combination with Pershing Gold as the acquiree. Under the acquisition method, the total purchase price is allocated to the identifiable assets acquired and the liabilities assumed based on their fair values on the date of the purchase. Goodwill is recorded as the excess of the consideration given over the fair value of the identifiable assets acquired and the liabilities assumed.

The closing share price of Americas Silver common shares on September 30, 2018 has been used to determine the preliminary value of the consideration paid. Americas Silver held no shares of Pershing Gold as at September 30, 2018. This Proposed Acquisition has been accounted for as a business combination with Americas Silver identified as the acquirer.

The preliminary consideration paid is calculated on the following assumptions:

Non-diluted Pershing Gold common shares outstanding, September 30, 2018	33,676,921
Implicit share exchange ratio	0.715
Americas Silver common shares to be exchanged for Pershing Gold common shares	24,078,998
Americas Silver common share price, September 30, 2018	2.36
Total common share consideration	56,826
Consideration of Pershing Gold preferred shares	9,742
Consideration of Pershing Gold RSUs	1,660
Consideration of Pershing Gold options	-
Consideration of Pershing Gold warrants	-
Total consideration (in thousands of U.S. dollars)	$68,228

The allocation of the preliminary purchase price to reflect the fair values of the identifiable assets acquired and liabilities assumed is based on management’s best estimate of such assets and liabilities, and the corresponding purchase price allocation adjustments may be subject to change. For the purposes of this preliminary purchase price allocation, the purchase price has been allocated to the assets and liabilities based on their estimated fair values, with the remainder of $20.4 million being preliminarily allocated to the fair value of non-producing properties under property, plant and equipment. The final purchase price allocations may differ significantly from the allocations included herein. The following summarizes the preliminary allocation of the purchase price to identifiable assets acquired and liabilities assumed:

Preliminary purchase price allocation

Cash and cash equivalents	$1,986
Prepaid expenses	649
Restricted cash	3,771
Property, plant and equipment	64,114
Trade and other payables	(1,302)
Decommissioning provision	(990)
Net assets acquired	$68,228

3.   PRO FORMA ASSUMPTIONS AND ADJUSTMENTS
The unaudited pro forma consolidated financial statements reflect the following assumptions and adjustments to give effect to the Proposed Acquisition of all the issued and outstanding common and preferred shares of Pershing Gold as described in note 2 above prepared in accordance with IFRS:

a)
Adjustment to reflect the allocation of $17.1 million fair value to identifiable plant and equipment acquired through the Proposed Acquisition. Identifiable plant and equipment include processing plant, building and improvements, vehicles and mining equipment.

b)
Adjustment to reflect the allocation of $20.4 million fair value to non-producing properties under property, plant and equipment determined as the excess of the consideration given over the fair value of identifiable assets acquired and the liabilities assumed from Pershing Gold.

c)
Adjustment to reflect the estimated $6.5 million in non-recurring transaction costs from Americas Silver and Pershing Gold related to the Proposed Acquisition. The transaction costs include legal, financial advisory, accounting, other professional fees, and change of control payments. These costs have not been included in the unaudited pro forma consolidated statement of loss for any periods presented.

d)
Adjustment to exclude fair value of share-based payments included in trade and other payables of Pershing Gold at $0.3 million as outstanding equity instruments are settled through the Proposed Acquisition.

e)	Elimination of Pershing Gold share capital, equity reserve, and deficit as a result of the Proposed Acquisition.

f)	Adjustment to reflect the fair value of 33,676,921 outstanding Pershing Gold common shares exchanged for Americas Silver common shares as consideration at $56.8 million.

g)	Adjustment to reflect the fair value of 8,946 outstanding Pershing Gold preferred shares exchanged for new non-voting Americas Silver preferred shares as consideration at $9.7 million.

h)	Adjustment to reflect the fair value of 983,549 outstanding Pershing Gold RSUs exchanged for Americas Silver common shares as consideration at $1.7 million.

i)
Adjustment to reflect the assumed exchange of 8,946 outstanding Pershing Gold preferred shares for new non-voting Americas Silver preferred shares as if the Proposed Acquisition described in note 2 had occurred at January 1, 2017 and no preferred deemed dividend was recorded in connection with Pershing Gold’s December 19, 2017 public offering and private placement.

The calculation of the purchase price allocation is preliminary and will change as a result of several factors, including:

●	Actual number of Americas Silver common shares issued at the closing of the transaction
●	Actual number of Pershing Gold preferred shares, options, RSUs and warrants exchanged at the closing of the transaction
●	Closing common share price of Americas Silver at the closing of the transaction
●	Actual transaction costs incurred
●	Final adjustments to the purchase price, in particular the determination of the fair value of the assets acquired and liabilities assumed

The impact of these adjustments will not be known until the completion of the Proposed Acquisition. As the allocation of the fair value of assets acquired and liabilities assumed is preliminary, it is likely the purchase price and fair value of the assets acquired and liabilities assumed will vary from those shown above. The difference may be material.

APPENDIX “H”
MERGER AGREEMENT

H-1

Execution Version

AGREEMENT AND PLAN OF MERGER

AMERICAS SILVER CORPORATION

- and -

R MERGER SUB, INC.

- and -
PERSHING GOLD CORPORATION

September 28, 2018

AGREEMENT AND PLAN OF MERGER

ARTICLE 1 INTERPRETATION		2

1.1	DEFINITIONS	2
1.2	CURRENCY	20
1.3	INTERPRETATION NOT AFFECTED BY HEADINGS	20
1.4	EXTENDED MEANINGS, ETC	21
1.5	DATE OF ANY ACTION; COMPUTATION OF TIME	21
1.6	SCHEDULES	22

ARTICLE 2 THE MERGER		22
2.1	THE MERGER	22
2.2	IMPLEMENTATION STEPS BY THE COMPANY	24
2.3	IMPLEMENTATION STEPS BY THE PURCHASER	24
2.4	EFFECT OF THE MERGER ON CAPITAL STOCK	24
2.5	EXCHANGE PROCEDURES	26
2.6	ADJUSTMENTS	28
2.7	COMPANY PROXY STATEMENT AND FORM F-4 REGISTRATION STATEMENT	28
2.8	COMPANY AND PURCHASER MEETINGS	32
2.9	LIST OF SECURITYHOLDERS	35
2.10	SECURITYHOLDER COMMUNICATIONS	36
2.11	COMPANY OPTIONS	37
2.12	COMPANY RSUS	37
2.13	COMPANY WARRANTS	37
2.14	PAYMENT OF CONSIDERATION	38
2.15	WITHHOLDING TAXES	38
2.16	DISSENTING SHAREHOLDERS	38

ARTICLE 3 REPRESENTATIONS AND WARRANTIES		39
3.1	REPRESENTATIONS AND WARRANTIES OF THE COMPANY	39
3.2	REPRESENTATIONS AND WARRANTIES OF THE PURCHASER AND ACQUIRECO	39
3.3	SURVIVAL OF REPRESENTATIONS AND WARRANTIES	40

ARTICLE 4 COVENANTS		40
4.1	COVENANTS OF THE COMPANY	40
4.2	ACCESS TO INFORMATION	48
4.3	COVENANTS OF THE COMPANY IN RESPECT OF THE MERGER	49
4.4	COVENANTS OF THE PURCHASER IN RESPECT OF THE MERGER	50
4.5	COVENANTS OF PURCHASER REGARDING CONDUCT OF BUSINESS	51
4.6	MUTUAL COVENANTS	54
4.7	COVENANTS RELATED TO REGULATORY APPROVALS	55
4.8	RESIGNATIONS OF BOARD AND SENIOR MANAGEMENT	57
4.9	INDEMNIFICATION AND INSURANCE	57
4.10	INTENTIONALLY OMITTED	58
4.11	CONTROL OF BUSINESS	58
4.12	TAX TREATMENT OF THE MERGER	58

ARTICLE 5 ADDITIONAL AGREEMENTS		59
5.1	COMPANY ACQUISITION PROPOSALS	59
5.2	COMPANY TERMINATION FEE	65
5.3	RESERVED	67

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5.4	OTHER EXPENSES	67

ARTICLE 6 TERMINATION		67
6.1	TERMINATION	67
6.2	VOID UPON TERMINATION	69
6.3	NOTICE AND CURE PROVISIONS	70

ARTICLE 7 CONDITIONS PRECEDENT		71
7.1	MUTUAL CONDITIONS PRECEDENT	71
7.2	ADDITIONAL CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE COMPANY	72
7.3	ADDITIONAL CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE PURCHASER	73

ARTICLE 8 GENERAL		75
8.1	NOTICES	75
8.2	NOTICES DEEMED GIVEN	76
8.3	ASSIGNMENT	77
8.4	BENEFIT OF AGREEMENT	77
8.5	THIRD PARTY BENEFICIARIES	77
8.6	TIME OF ESSENCE	77
8.7	PUBLIC ANNOUNCEMENTS	77
8.8	ANTI-TAKEOVER STATUTES	78
8.9	SECTION 16 MATTERS	78
8.10	GOVERNING LAW; ATTORNMENT	78
8.11	ENTIRE AGREEMENT	79
8.12	AMENDMENT	80
8.13	WAIVER AND MODIFICATIONS	80
8.14	SEVERABILITY	81
8.15	MUTUAL INTEREST	81
8.16	FURTHER ASSURANCES	81
8.17	REMEDIES	82
8.18	INJUNCTIVE RELIEF	82
8.19	NO PERSONAL LIABILITY	82
8.20	WAIVER OF JURY TRIAL	82
8.21	COUNTERPARTS	83

SCHEDULE A	ARTICLES OF INCORPORATION	A-1
SCHEDULE B-1	MERGER RESOLUTION	B-1-1
SCHEDULE B-2	PURCHASER MEETING RESOLUTIONS	B-2-1
SCHEDULE C-1	FORM OF COMPANY SUPPORT AGREEMENT	C-1-1
SCHEDULE C-2	FORM OF PURCHASER SUPPORT AGREEMENT	C-2-1
SCHEDULE D	PURCHASER PREFERRED STOCK TERMS	D-1
SCHEDULE E	REPRESENTATIONS AND WARRANTIES OF THE COMPANY	E-1
SCHEDULE F	REPRESENTATIONS AND WARRANTIES OF THE PURCHASER AND
	ACQUIRECO	F-1
SCHEDULE G	RETENTION AGREEMENTS	G-1

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT dated September 28, 2018.

BETWEEN
Americas Silver Corporation, a corporation incorporated under the
Canada Business Corporations Act

(the “Purchaser”)

-	and -

R Merger Sub, Inc., a corporation existing under the Laws of the State of Nevada

(“Acquireco”)

-	and -

Pershing Gold Corporation, a corporation existing under the Laws of the State of Nevada

(the “Company”).

WHEREAS:

A.	Acquireco is a wholly-owned subsidiary of the Purchaser established for the purposes of participating in the transactions described herein, including the Merger (as defined herein);

B.
Pursuant to the Merger and as provided in this Agreement, Acquireco proposes to acquire all of the  outstanding  shares  of  the  Company’s  common  stock,  par  value  $0.0001  per  share   (the “Company Common Stock”) and all of the outstanding shares of the Company’s Series E convertible preferred stock, par value $0.0001 per share (the “Company Preferred Stock”) and  the Parties intend that Acquireco be merged with and into the Company, with the Company surviving that merger on the terms and subject to the conditions set forth herein;

C.	The board of directors of the Company (the “Company Board”) has unanimously:
(a) determined that it is in the best interests of the Company and the Company Stockholders (as defined herein), and declared it advisable, to enter into this Agreement with the Purchaser and Acquireco; (b) approved the execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger; and (c) resolved, subject to the terms and conditions set forth in this Agreement, to recommend adoption of this Agreement by the Company Stockholders; in each case, in accordance with the Laws of the State of Nevada;

D.	The board of directors of the Acquireco (the “Acquireco Board”) has unanimously:
(a) determined that it is in the best interests of Acquireco and the Purchaser, as its sole stockholder, and declared it advisable, to enter into this Agreement; (b) approved the execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger; and (c) resolved, subject to the terms and conditions set forth in this Agreement, to recommend adoption of this Agreement by the Purchaser, as its sole stockholder; in each case, in accordance with the Laws of the governing jurisdictions;
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E.
The board of directors of the Purchaser (the “Purchaser Board”) has unanimously: (a) determined that it is in the best interests of Purchaser and its shareholders and declared it advisable, to enter into this Agreement; and (b) approved the execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger; in each case, in accordance with the Laws of the governing jurisdictions; and

F.
The Parties desire to make certain representations, warranties, covenants, and agreements in connection with the Merger and the other transactions contemplated by this Agreement and the Debenture and also to prescribe certain terms and conditions to the Merger.

NOW THEREFORE in consideration of the foregoing and of the representations, warranties, covenants and agreements herein contained, the Parties, intending to be legally bound, agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Agreement including the Schedules and recitals hereto, unless otherwise defined or expressly stated herein or something in the subject matter or the context is inconsistent therewith the following terms shall have the following meanings and grammatical variations thereof shall have the respective corresponding meanings:

“Aboriginal Claim” means any claim, written assertion or demand, whether proven or unproven, made  by any Aboriginal Peoples with respect to Aboriginal title, Aboriginal rights, treaty rights or any other Aboriginal interest;

“Aboriginal Information” means any and all written documents or electronic and other communications and any oral communications respecting Aboriginal Claims, the issuance of any Permit that involves Aboriginal Claims and the duty to consult Aboriginal Peoples;

“Aboriginal Peoples” means any aboriginal peoples of the United States or Mexico, including Native Americans, including any Tribes in Nevada, and any group of aboriginal peoples, including Tribal Councils;

“ACA” has the meaning ascribed thereto in Section 1.10(j) of Schedule E;

“Acceptable Confidentiality Agreement” means, with respect to the Company, with respect to any third party (other than the Purchaser) a confidentiality agreement between the Company and such third party that, taken as a whole, is substantially similar to, and no less favourable to the Company than the Confidentiality Agreement (including with respect to standstill provisions).

“Acquireco” has the meaning ascribed thereto in the preamble;

“Acquireco Board” has the meaning ascribed thereto in the recitals;

“Acquireco Common Stock” has the meaning ascribed thereto in Section 2.4(f);
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“Acquisition Agreement” means any letter of intent, term sheet, memorandum of understanding or other Contract, agreement in principle, acquisition agreement, merger agreement or similar agreement or understanding with respect to any Company Acquisition Proposal, but does not include an Acceptable Confidentiality Agreement;

“affiliate” means, as to any person, any other person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such person. For purposes of this definition, “control” (including the terms “controlled by” and “under common control with”), when used with respect to a specific person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such person, whether through a substantial or majority ownership of voting securities, by Contract or otherwise;

“Agreement” means this Agreement (including the Schedules attached hereto) as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms hereof;

“Antitrust Laws” means together, the HSR Act and any other Laws that are designed or intended to prohibit, restrict, or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or creation or strengthening of a dominant position through merger or acquisition;

“Articles of Merger” has the meaning ascribed thereto in Section 2.1(d);

“Book-Entry Share” has the meaning ascribed thereto in Section 2.4(e);

“Business Day” means a day other than a Saturday, a Sunday or any other day on which commercial banking institutions in Toronto, Ontario, New York, New York or Denver, Colorado are authorized or required by applicable Law or other governmental action to be closed;

“Canadian Securities Authorities” means the securities commissions or similar securities regulatory authority in each of the provinces and territories of Canada;

“Canadian Securities Laws” means all applicable Canadian provincial and territorial securities  legislation, and the rules and regulations thereunder, together with all applicable published instruments, notices and orders of the Canadian Securities Authorities and the rules and policies of the TSX;

“Capitalization Date” has the meaning ascribed thereto in Section 1.2(a) of ; “Certificate” has the meaning ascribed thereto in Section 2.4(e);

“Certificate of Designation” means the Certificate of Designation of Series E Convertible  Preferred  Stock of the Company dated August 7, 2013;

“CERCLA” means the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. §§ 9601, et seq.;

“CFIUS” means the Committee on Foreign Investment in the United States;

“CFIUS Approval” means: (i) the Purchaser and the Company shall have received a written notification from CFIUS that it has determined that (A) the transaction contemplated by this Agreement (including the Merger) is not a covered transaction under Section 721; or (B) it has concluded its review (and any applicable investigation) under Section 721 and has determined that there are no unresolved national security concerns with respect to the transaction contemplated by this Agreement (including the Merger), (ii) the parties shall have received a decision by the President of the United States not to suspend, restrict, prohibit or otherwise place any conditions on the transactions contemplated by this Agreement, or (iii) the President of the United States, having received a report from CFIUS, has not taken any action within 15 days after having received such report;
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“Charter Documents” means the articles of incorporation (including certificate of  designations),  by- laws, or like constating or organizational documents, each as amended to date;

“Closing” has the meaning ascribed thereto in Section 2.1(b); “Closing Date” has the meaning ascribed thereto in Section 2.1(c);

“COBRA” means the United States Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and as codified in Section 4980B of the Code and Section 601 through 607, inclusive of ERISA;

“Code” means the United States Internal Revenue Code of 1986, as amended;

“commercially reasonable efforts” with respect to any Party means the  cooperation of  such Party and  the use by such Party of its reasonable efforts consistent with reasonable commercial practice without the payment of a material amount of money or the incurrence of any material liability, expense or obligation;

“Common Stock Consideration” has the meaning ascribed thereto in Section 2.4(a); “Company” has the meaning ascribed thereto in the preamble;

“Company 2010 Equity Incentive Plan” means the Company’s 2010 Equity Incentive Plan dated September 20, 2010;

“Company 2012 Equity Incentive Plan” means the Company’s 2012 Equity Incentive Plan dated  February 9, 2012;

“Company 2013 Equity Incentive Plan” means the Company’s 2013 Equity Incentive Plan dated  February 12, 2013, as amended on October 7, 2016, and as amended and restated on April 29, 2018;

“Company Acquisition Proposal” means, at any time after the entering into of this Agreement, whether  or not in writing and whether in a single transaction or in a series of related transactions, any proposal or offer, or public announcement of an intention to make a proposal or offer with respect to:

(a)
any direct or indirect acquisition, take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in any person or group of persons other than the Purchaser (or any affiliate of the Purchaser) beneficially owning shares of Company Stock (or securities convertible into or exchangeable or exercisable for shares of Company Stock) representing 20% or more of the shares of Company Stock then outstanding (assuming, if applicable, the conversion, exchange or exercise of such securities convertible into or exchangeable or exercisable for shares of Company Stock);

(b)
any plan of arrangement, amalgamation, merger, share exchange, consolidation, reorganization, recapitalization, liquidation, dissolution, winding up, exclusive license, business combination or other similar transaction in respect of the Company or any of its subsidiaries;

4

(c)
any direct or indirect acquisition by any person or group of persons of any assets of the Company or one or more of the Company’s subsidiaries which represents individually or in the aggregate 20% or more of the consolidated assets of the Company;

(d)
any direct or indirect sale, issuance or acquisition of voting or equity interests in one or more of the Company’s subsidiaries (including shares or other equity interest of subsidiaries) that constitute or hold 20% or more of the fair market value of the assets of the Company and its subsidiaries (taken as a whole), based on the financial statements of the Company most recently filed prior to such time as part of the Company Public Disclosure Record; or

(e)
any direct or indirect sale, disposition, lease, license, royalty, alliance or joint venture, long-term supply agreement or other arrangement having a similar economic effect as (a) to (d) above, whether in a single transaction or a series of related transactions by the Company or any of its subsidiaries;

in each case, excluding the Merger and the other transactions contemplated by this Agreement;

“Company Balance Sheet Date” means December 31, 2017;

“Company Board” has the meaning ascribed thereto in the recitals;

“Company Board Fairness Opinion” means the opinion of the Company Board Financial Advisor to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Merger Consideration to be received by the Company Stockholders under the Merger is fair, from a financial point of view, to the Company Stockholders;

“Company Board Financial Advisor” means Canaccord Genuity Corp.;

“Company Budget” means the monthly Company budget and plan from October 1, 2018 through March 31, 2019, as attached as Schedule 1.1 of the Company Disclosure Letter;

“Company Change of Recommendation” has the meaning ascribed thereto in Section 6.1(c); “Company Common Stock” has the meaning ascribed thereto in the recitals;

“Company Common Stockholder” means a holder of one or more shares of Company Common Stock; “Company Contractor” has the meaning ascribed thereto in Section 1.10(k) of Schedule E;

“Company Diligence Information” means, collectively, the materials posted on the Data Site as of 5:00 p.m. (Denver time) on September 27, 2018;

“Company Disclosure Letter” means the disclosure letter dated the date hereof  regarding  this  Agreement that has been executed by the Company and delivered to and accepted by the Purchaser prior to the execution of this Agreement;

“Company Employee” has the meaning ascribed thereto in Section 1.10(k) of Schedule E;

“Company Equity Incentive Plans” means the Company 2010 Equity  Incentive  Plan,  the  Company 2012 Equity Incentive Plan, the Company 2013 Equity Incentive Plan and the Company Individual Equity Incentive Plans;
5

“Company Equity Securities” has the meaning ascribed thereto in Section 1.2(b)(vi) of Schedule E;

“Company Financial Statements” has the meaning ascribed thereto in Section 1.7(a)(i) of Schedule E;

“Company Individual Equity Incentive Plans” means the option agreements entered into  individually with certain recipients, including those incorporating the terms of the Company 2012 Equity Incentive Plan;

“Company Information Security” has the meaning ascribed thereto in Section 1.18(a) of Schedule E;

“Company Insurance Policies” has the meaning ascribed thereto in Section 1.20(a) of Schedule E;

“Company Key Regulatory Approvals” has the meaning  ascribed  thereto  in  Section  1.4(a)  of  Schedule E;

“Company Leased Claims” has the meaning ascribed thereto in Section 1.15(d) of Schedule E;

“Company Leased Real Property” has the  meaning  ascribed  thereto  in  Section  1.14(a)(ii)  of  Schedule E;

“Company Material Adverse Effect” means any result, fact, change, condition, effect, event, circumstance, occurrence or development that, individually or taken together with all other results, facts, changes, conditions, effects, events, circumstances, occurrences or developments, has a material and adverse effect on the current or future business, operations, results of operations, assets or condition (financial or otherwise) of the Company and its subsidiaries, taken as a whole, whether before or after giving effect to the transactions contemplated by this Agreement, but shall not include any result, fact, change, proposed change, effect, event, circumstance, occurrence or development resulting from:

(a)	any change in general political, economic or financial or capital market conditions in Canada or the United States;

(b)	any outbreak or escalation of war or any act of terrorism;

(c)	general conditions in the industry in which the Company and its subsidiaries operate;

(d)	any natural disasters or acts of God;

(e)	any change in Laws;

(f)	any change affecting securities or commodity markets in general;

(g)	any change relating to currency exchange, interest rates or rates of inflation;

(h)	any change in U.S. GAAP;

(i)	the announcement of the execution of this Agreement or of the transactions contemplated hereby (including changes in the market price of the Company’s securities);

(j)	matters disclosed to the Purchaser in the Company Disclosure Letter; or

(k)	actions required to be taken by the Company under this Agreement,

6

provided, however, the exclusion resulting from operation of each of clauses (a) through (h) above shall not apply to the extent that any of the changes, developments, conditions or occurrences referred to therein primarily relate to the Company and its subsidiaries, taken as a whole, or materially disproportionately adversely affect the Company and its subsidiaries, taken as a whole, in comparison to other comparable persons who operate in the industry in which the Company and its subsidiaries operate; and provided further, however, that references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a Company Material Adverse Effect has occurred;

“Company Material Contract” has the meaning ascribed thereto in Section 1.11(a) of Schedule E;

“Company Meeting” means the special meeting of the Company Stockholders, including any adjournment or postponement thereof, to be called and held for the purpose of considering and, if thought fit, approving the Merger Resolution;

“Company Operations” has the meaning ascribed thereto in Section 1.14(a)(viii) of Schedule E;

“Company Optionholder” means a holder of one or more Company Options;

“Company Options” means, at any time, options to acquire shares of Company Common Stock granted pursuant to the Company Equity Incentive Plans, which are, at such time, outstanding and unexercised, whether or not vested;

“Company Owned Real Property” has the meaning ascribed thereto in Section 1.14(a)(i) of Schedule E;

“Company Permits” means all Permits, licenses, registrations, variances, consents, commissions, franchises, exemptions, Orders, clearances, authorizations and approvals from Governmental Authorities owned or held by the Company and its subsidiaries required to conduct their businesses or to use and occupy each Company Property for the business currently being conducted thereon;

“Company Permitted Liens” means (a) statutory Liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith (provided appropriate reserves required pursuant to U.S. GAAP have been made in respect thereof), (b) mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the ordinary course of business for amounts which are not delinquent or which are being contested by appropriate proceedings (provided appropriate reserves required pursuant to U.S. GAAP have been made in respect thereof), (c) zoning, entitlement, building and other land use regulations imposed by Governmental Authorities having jurisdiction over such person’s owned or leased real property, which are not violated by the current use and operation of such real property, (d) covenants, conditions, restrictions, easements and other similar non-monetary matters of record affecting title to such person’s owned or leased real property, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such person’s businesses, (e) any right of way or easement related to public roads and highways, which does not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such person’s businesses; (f) Liens arising under workers’ compensation, unemployment insurance, social security, retirement and similar legislation; (g) any reservations or exceptions contained in the original grants of land (excluding any royalties) or by applicable statute or the terms of any lease in respect of any portion of the Company Properties or comprising any portion of the Company Properties; (h) minor discrepancies in the legal description or acreage of or associated with the Company Properties or any adjoining properties which would be disclosed in an up to date survey and any registered easements and registered restrictions or covenants that run with the land which do not materially detract from the value of, or materially impair the use of the Company Properties for the purpose of conducting and carrying out mining operations

7

thereon; (i) Liens or other rights granted by the Company or any of its subsidiaries to secure performance of statutory obligations or regulatory requirements (including reclamation obligations); (j) equipment leases or purchase money security interests; (k) the existing royalties as specified in Section 1.14(iii) of Schedule E; (l) in the case of Unpatented Claims, the paramount title of the United States, and the obligations under the General Mining Law of 1872 and regulations pertaining to the same, and the various regulations of the United States Forest Service and the Bureau of Land Management, as well as the various Company Permits, and any rights of third parties to use the surface or subsurface of the lands covered by the Unpatented Claims pursuant to the Multiple Mineral Development Act of 1954 and the Surface Resources and Multiple Use Act of 1955; (m) Liens as a result of any judgment or order rendered or claim filed against a person which is being contested in good faith by proper legal proceedings (and as to which any enforcement proceedings shall have been suspended by operation of law or stayed pending an appeal or other proceeding) and for which appropriate reserves in accordance with U.S. GAAP have been established to the extent required by U.S. GAAP; (n) any rights of set-off with respect to any deposit account of the Company or any of its subsidiaries in favour of the financial institution at which such deposit account is maintained and not constituting a financing transaction; and (o) any other Liens that, in the aggregate, do not materially impair the value or the continued use and operation of the assets or properties to which they relate;

“Company Plan” means each plan, program, policy, agreement or other arrangement covering current or former employees, directors, independent contractors or consultants, that is: (i) an employee welfare plan within the meaning of Section 3(1) of ERISA (whether or not subject to ERISA); (ii) an employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not subject to ERISA); (iii) a stock option, stock purchase, restricted stock, stock appreciation right, restricted stock unit, dividend equivalent or other stock-based agreement, program or plan; or (iv) a bonus, incentive, deferred compensation, savings, profit-sharing, pension, retirement, cash balance, post-retirement, vacation, severance or termination pay, medical, dental, vision or other health, short- or long-term disability, life, long term care, employee assistance, education, relocation, benefit or fringe-benefit plan, program, policy, or other arrangement, in each case that is sponsored, maintained or contributed to by the Company or any of its subsidiaries or to which the Company or any of its subsidiaries contributes or is obligated to contribute to or has or may have any liability;

“Company Preferred Stock” has the meaning ascribed thereto in the recitals;

“Company Preferred Stockholder” means a holder of one or more shares of Company Preferred Stock;

“Company Properties” has the meaning ascribed thereto in Section 1.14(a)(ii) of Schedule E;

“Company Proxy Statement” means the notice of meeting of stockholders and accompanying Company proxy statement (including all schedules, appendices and exhibits thereto) to be sent to Company Stockholders in connection with the Company Meeting, including any amendments or supplements thereto in accordance with the terms of this Agreement;

“Company Public Disclosure Record” means all documents filed or furnished under  applicable  Securities Laws by or on behalf of the Company on SEDAR or EDGAR between January 1, 2017 and the date hereof;

“Company Real Property Leases” has the meaning ascribed thereto in Section 1.14(a)(v) of Schedule E;

“Company Recommendation” has the meaning ascribed thereto in Section 4.3(a)(i)(C);

“Company Restricted Stock” means, at any time, then outstanding restricted shares of common stock issued by the Company;
8

“Company RSU Holder” means a holder of any Company RSUs;

“Company RSUs” means, at any time, restricted stock units (including performance-vested restricted stock units) awarded under the Company Equity Incentive Plans, which are, at such time, outstanding and unexercised, whether or not vested;

“Company SAR” means a stock appreciation right of the Company.

“Company Significant Shareholders” means, collectively, Barry Honig, his controlled companies and trusts and each of them a “Company Significant Shareholder”;

“Company Significant Shareholder Support Agreements” means the voting and support agreements,  dated effective on or before the date hereof between the Purchaser and each of the Company Significant Shareholders, in form and substance satisfactory to the Purchaser, which agreements provide that such shareholder shall, among other things:

(a)	vote all Company Common Stock and Company Preferred Stock, which they are the registered or beneficial holder or over which they have control or direction, in favour of the Merger; and

(b)	not dispose of their securities of the Company, except pursuant to the Merger; “Company Stock” means the Company Common Stock and Company Preferred Stock;

“Company Stockholder” means the Company Common Stockholders and Company Preferred Stockholders;

“Company Superior Proposal” means an unsolicited Company Acquisition Proposal made in writing on or after the date of this Agreement by a person or persons acting jointly (other than the Purchaser and its affiliates) that:

(a)	is to acquire:

(i)	all of the outstanding shares of Company Stock (on a fully diluted basis), other than shares of Company Stock beneficially owned by the person making such Acquisition Proposal; or

(ii)	all or substantially all of the assets of the Company on a consolidated basis;

(b)	complies with Securities Laws and other applicable Laws;

(c)	did not result from a breach of Article 5;

(d)	is not subject to any financing condition and in respect of which adequate arrangements have been made to ensure that the required funds will be available to effect payment in full;

(e)
is not subject to approval by the board of directors or the equivalent of the third party, is not subject to the third party receiving a fairness opinion or similar evaluation, and is not subject to a due diligence condition;

9

(f)
the Company Board or a committee thereof has determined in good faith, and after consultation with its financial advisors and outside legal counsel, that such Company Acquisition Proposal would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction which is more favourable to the Company Stockholders from a financial point of view than the Merger (taking into account any amendment proposed to be made to this Agreement by the Purchaser in accordance with the terms of Article 5) and the failure to recommend such Company Acquisition Proposal would be reasonably likely to be inconsistent with the Company Board’s fiduciary duties under applicable Law.

(g)
the Company Board has determined, in good faith, after consultation with its financial advisors and outside legal counsel, is reasonably capable of being completed in accordance with its terms, without undue delay, taking into account all legal, financial, regulatory, anticipated timing, conditions (including the availability of funds or other consideration necessary for the consummation of such Company Acquisition Proposal and prospects for completion of such Company Acquisition Proposal) and other aspects of such Company Acquisition Proposal and the person making such Company Acquisition Proposal; and

(h)
if the Company does not have sufficient funds that are immediately available to pay the Company Termination Fee and repay any amount payable under the Debenture, the terms of such Company Superior Proposal provide that the maker of such Company Superior Proposal will advance or otherwise provide to the Company the cash required in order to pay the Company Termination Fee and amounts payable under the Debenture prior to the date on which such Company Termination Fee and Debenture repayment is to be paid.

“Company Support Agreements” means the voting and support agreements, dated effective  on  or  before the date hereof between the Purchaser and each of the Directors and each of the Named Executive Officers in substantially the form attached hereto as Schedule C-1, which agreements provide that such director, officer and/or shareholder shall, among other things:

(a)	vote all Company Common Stock and Company Preferred Stock which they are the registered or beneficial holder or over which they have control or direction, in favour of the Merger; and

(b)	not dispose of their securities of the Company, except pursuant to the Merger;

“Company Technical Report” means the technical report filed on SEDAR by the Company titled “Technical Report and Feasibility Study for the Relief Canyon Project, Pershing County, Nevada, U.S.A.” with an effective date of May 24, 2018;

“Company Termination Fee” has the meaning ascribed thereto in Section 5.2(b); “Company Termination Fee Event” has the meaning ascribed thereto in Section 5.2(a);

“Company Unpatented Claims” has the meaning ascribed thereto in Section 1.15(b) of Schedule E;

“Company Voting Debt” has the meaning ascribed thereto in Section 1.2(c) of Schedule E;

“Company Warrantholder” means a holder of one or more Company Warrants;
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“Company Warrants” means, at any time, warrants to acquire shares of Company Stock, which are, at such time, outstanding and unexercised;

“Company Water Rights” has the meaning ascribed thereto in Section 1.15(h) of Schedule E;

“Confidentiality Agreement” means the non-disclosure and  standstill  agreement  dated  as  of  September 28, 2017, as amended, between the Company and the Purchaser;

“Contract” means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding, joint venture, partnership, note, instrument, or other right or obligation (whether written or oral) to which the Company, or any of its subsidiaries, is a party or by which the Company, or any of its subsidiaries, is bound or affected or to which any of their respective properties or assets is subject;

“Data Room Information” means, with respect to the Company, the information and documents listed in the index of documents contained in the Data Site attached to the Company Disclosure Letter;

“Data Site” means, with respect to the Company, the material contained in the virtual data room “PGLC Data Room” powered by Firmex Inc., the index of documents of which is appended to the Company Disclosure Letter;

“Debenture” means that certain secured convertible debenture with an effective date on  or  about  October 1, 2018, by and between the Purchaser and the Company pursuant to which the Purchaser will make available to the Company a secured convertible loan in the aggregate principal amount of up to $4.0 million;

“Depositary” means any trust company, bank or other financial institution agreed to in writing by each of the Parties for the purpose of, among other things, exchanging certificates representing shares of Company Stock for the Merger Consideration in connection with the Merger;

“Directors” means each of the directors of the Company;

“EDGAR” means the system for Electronic Data Gathering, Analysis and Retrieval maintained by the SEC;

“Effective Time” has the meaning ascribed thereto in Section 2.1(d);

“Enforceability Limitations” means the effect of bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium and similar Laws relating to or affecting creditors’ rights or remedies and the effect of general principles of equity, whether considered in a proceeding in equity or at law (including the possible unavailability of specific performance or injunctive relief), and the discretion of the court before which a proceeding is brought;

“Environment” means the natural environment (including soil, land surface or subsurface strata, surface water, groundwater, sediment, ambient air (including all layers of the atmosphere), organic and inorganic matter and living organisms, including human health and safety, and any other environmental medium or natural resource);

“Environmental Authorizations” means certificates of authorization, authorizations, Permits, consents, agreements (including any sewer surcharge agreement), instructions, directions or registrations issued, granted, conferred or required by any Government Authorities with respect to any Environmental Laws.
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“Environmental Laws” means Laws relating to reclamation or restoration of property; abatement of pollution; protection of the Environment; protection of wildlife, including endangered species; ensuring public health and safety from environmental hazards; protection of cultural or historic resources; management, treatment, storage, disposal or control of, or exposure to, Hazardous Substances; releases or threatened releases of pollutants, contaminants, chemicals or industrial, toxic or Hazardous Substances, to air, surface water and groundwater; and all other Laws relating to manufacturing, processing, distribution, use, treatment, storage, disposal, handling or transport of pollutants, contaminants, chemicals or industrial, toxic or Hazardous Substances or wastes;

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended;

“ERISA Affiliate” means, with respect to any person, any other person that, together with such first person, would be treated as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the Code;

“Exchange Ratio” has the meaning ascribed thereto in Section 2.4(c); “Exchanges” means, collectively, the TSX, NYSE American, and the NASDAQ;

“Fair Market Value” means the closing price of the Company Common Stock, or Purchaser Shares, as  the case may be, on the last trading day prior to the date on which Fair Market Value is to be determined;

“Galena Complex” means the property that is subject of the Americas Silver Corporation Technical Report on the Galena Complex, Shoshone County, Idaho, USA” with an effective date of December 23, 2016;

“Governmental Authority” means any multinational, federal, provincial, territorial, state, regional, municipal, local or other government or governmental body and any division, agent, official, minister, agency, commission, commissioner, bureau, board or authority of any government, governmental body, quasi-governmental or private body (including the TSX, NYSE American, the NASDAQ or any other stock exchange) exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing and any domestic, foreign or international judicial, quasi-judicial or administrative court, tribunal, commission, board, panel or arbitrator acting under the authority of any of the foregoing (including, without limitation, CFIUS);

“Hazardous Substances” means any element, waste or other substance, including an odour, a sound or a vibration, whether natural or artificial and whether consisting of gas, liquid, solid or vapour that is prohibited, listed, defined, designated or classified as hazardous, radioactive, corrosive, explosive, infectious, carcinogenic, or toxic or a pollutant or a contaminant under or pursuant to, or that could result in liability under, any applicable Laws pertaining to health and safety or Environment Laws, including petroleum and all derivatives thereof or synthetic substitutes therefor, hydrogen sulphide, arsenic, cadmium, lead, mercury, equipment and material containing polychlorinated biphenyls, mould, asbestos, asbestos-containing material, urea-formaldehyde and urea-formaldehyde-containing material;

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee and the former Standing Interpretations Committee;

“Indemnified Party” and “Indemnified Parties” have the meanings ascribed thereto in Section 4.9(a);
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“Intellectual Property” means all intellectual property and other similar proprietary rights in any jurisdiction worldwide, whether registered or unregistered, including such rights in and to: (a) patents (including all reissues, divisions, provisionals, continuations and continuations-in-part, re-examinations, renewals and extensions thereof), patent applications, patent disclosures or other patent rights; (b) copyrights, design, design registration, and all registrations, applications for registration, and renewals for any of the foregoing, and any “moral” rights; (c) trademarks, service marks, trade names, business names, logos, trade dress, certification marks and other indicia of commercial source or origin together with all goodwill associated with the foregoing, and all registrations, applications and renewals for any of the foregoing; (d) trade secrets and business, technical and know-how information, databases (including assay), data collections, and drawings; (e) software, including data files, source code, object code, application programming interfaces, architecture, files, records, schematics, computerized databases and other software-related specifications and documentation; (f) Internet domain name registrations; and (g) other intellectual property and related proprietary rights;

“Intervening Event” means a material event, fact, circumstance, development or occurrence that was not known to or by the Company Board, as of or prior to the date hereof (or if known, the magnitude or material consequences of which were not reasonably foreseeable by the Company Board as of or prior to the date hereof), which event, fact, circumstance, development or occurrence becomes known (or the magnitude or material consequences thereof become known if not reasonably foreseeable by the Company Board prior to the date hereof) to or by the Company Board prior to the Company Meeting; provided, however, that in no event shall the following events, circumstances, or changes in circumstances constitute an Intervening Event: (a) the receipt, existence, or terms of an Acquisition Proposal or any matter relating thereto or consequence thereof or any inquiry, proposal, offer, or transaction from any third party relating to or in connection with a transaction of the nature described in the definition of “Acquisition Proposal” (which, for the purposes of the Intervening Event definition, shall be read without reference to the percentage thresholds set forth in the definition thereof); (b) any change in the price, or change in trading volume, of the Company Common Stock or Purchaser Shares (provided, however, that the exception to this clause (b) shall not apply to the underlying causes giving rise to or  contributing to such change or prevent any of such underlying causes from being taken into account in determining whether an Intervening Event has occurred); (c) the fact that the Company meets or exceeds any internal or published forecasts or projections for any period; (d) the reasonably foreseeable consequences of the announcement of this Agreement; (e) or any event, fact or circumstance relating to or involving the Purchaser;

“Intervening Event Notice” has the meaning ascribed thereto in Section 5.1(l)5.1(l);

“Intervening Event Notice Period” has the meaning ascribed thereto in Section 5.1(l);

“IRS” means the United States Internal Revenue Service;

“Joint Venture” means a joint venture, partnership or other similar arrangement, whether in corporate, partnership, contractual or other legal form, in which the Company directly or indirectly holds voting shares, equity interests or other rights of participation but which is not a subsidiary of the Company, and any subsidiary of any such entity;

“Key Consents” means those consents, approvals and notices required from any or to third party under any Contracts or as otherwise required to proceed with the transactions contemplated by this Agreement, each as set out in Schedule 1.4(a) of the Company Disclosure Letter;

  “Knowledge” means, when used with respect to an entity, the actual knowledge of any officer or director, after reasonable inquiry and, when used with respect to an individual, the actual knowledge of such individual, after reasonable inquiry;
13

“Laws” means all laws, statutes, codes, ordinances (including zoning), decrees, rules, regulations, by- laws, statutory rules, published policies and guidelines, notices, judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, settlements, writs, assessments, arbitration awards, rulings, determinations or awards, decrees or other requirements of any Governmental Authority having the force of law and any legal requirements arising under the common law or principles of law or equity and the term “applicable” with respect to such Laws and, in the context that refers to any person, means such Laws as are applicable at the relevant time or times to such person or its business, undertaking, property or securities and emanate from a Governmental Authority having jurisdiction over such person or its business, undertaking, property or securities;

“Legal Action” means claims, actions, suits, arbitrations, mediations, audits, hearings, inquiries, proceedings or investigations wheresoever commenced or prosecuted, including, without restriction, any claim, action, suit, arbitration, mediation, audit, hearing, inquiry, proceeding, notice of violation or investigation under Environmental Laws;

“Liability” means any liability, indebtedness or obligation of any kind (whether accrued, absolute, contingent, matured, unmatured, known or unknown, or otherwise, and whether or not required to be recorded or reflected on a balance sheet under U.S. GAAP or IFRS);

“Liens” means any pledge, claim, lien, charge, option, hypothec, mortgage, security interest, restriction, adverse right, prior assignment, lease, sublease, royalty, levy, right to possession or any other encumbrance, easement, license, right of first refusal, covenant, voting trust or agreement, transfer restriction under any shareholder or similar agreement, right or restriction of any kind or nature whatsoever, whether contingent or absolute, direct or indirect, or any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Litigation” has the meaning ascribed thereto in Section 4.1(k);

“Material Contract” means, with respect to the Company, Company Material Contract, and, with respect to the Purchaser, Purchaser Material Contract;

“Merger” has the meaning ascribed thereto in Section 2.1(a);

“Merger Consideration” has the meaning ascribed thereto in Section 2.4(d);

“Merger Resolution” means the special resolution approving the Merger to be considered and, if thought fit, passed by Company Common Stockholders and Company Preferred Stockholders (voting as one class) and the Company Preferred Stockholders (voting as a separate class) in accordance with the NRS 92A.120 and the Company’s Charter Documents, such resolution to be considered at the Company Meeting and to be substantially in the form and content of Schedule B-1 hereto;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, together with the Companion Policy thereto, as issued by the applicable Canadian  Securities Administrators and as amended from time to time;

“Money Laundering Laws” has the meaning ascribed thereto in Section 1.5(c)(i) of Schedule E;

“Named Executive Officers” means those persons designated as such in the Company’s most recent annual Company Proxy Statement filed with the SEC;

“NASDAQ” means The Nasdaq Stock Market LLC;
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“NI 43-101” means National Instrument 43-101 - Standards of Disclosure for Mineral Projects, together with the Companion Policy thereto, as issued by the Canadian Securities Administrators and as amended from time to time;

“NRS” means the Nevada Revised Statutes, as amended;

“NYSE American” means The NYSE American LLC;

“Officers” means the officers of the Company;

“Order” means any order, judgment, writ, assessment, decision, ruling, stipulation, award, injunction, decree, arbitration award or finding of any Governmental Authority;

“ordinary course of business”, or any similar reference, means, with respect to an action taken or to be taken by any person, that such action is consistent with the past practices of such person and is taken in the ordinary course of the normal day-to-day business and operations of such person and, in any case, is not unreasonable or unusual in the circumstances when considered in the context of the provisions of this Agreement;

“Outside Date” means April 1, 2019;

“Parties” means the parties to this Agreement and “Party” means any one of them;

“Permit” means any lease, license, permit, variance, clearance, commission, franchise, exemption, certificate, consent, Order, grant, approval, classification, registration or other authorization (including an Environmental Authorization) of or from any Governmental Authority;

“person” includes an individual, sole proprietorship, corporation, body corporate, incorporated or unincorporated association, syndicate or organization, partnership, limited partnership, limited liability company, unlimited liability company, joint venture, joint stock company, trust, natural person in his or her capacity as trustee, executor, administrator or other legal representative, a government or Governmental Authority or other entity or group (which term will include a “group” as such term is defined in Section 13(d)(3) of the U.S. Exchange Act), whether or not having legal status;

“Personal Information” means information (in any form or media) that identifies or can be used to identify, directly or indirectly, an individual natural person, including “Personally Identifiable Information,” “Individually Identifiable Information,” “Personal Data” and similar terms defined in applicable Law, including the United States Health Insurance Portability and Accountability Act of 1996 and its implementing regulations, United States state consumer protection, breach notification, social security number and data security laws, the United States Federal Trade Commission Act, the United States Privacy Act of 1974, the United States Telephone Consumer Protection Act, the United States Fair Credit Reporting Act and its state law equivalents;

“Personal Property” has the meaning ascribed thereto in Section 1.14(b)(i) of Schedule E;

“Preferred Stock Consideration” has the meaning ascribed there to in Section 2.4(d)

“Privacy Legal Requirements” has the meaning ascribed thereto in Section 1.18(c) of Schedule E;

“Property Agreements” means the leases, licenses, options, purchase and sale agreements or other instruments pursuant to which any of the mineral properties or mineral rights are held;
15

“Purchaser” has the meaning specified  in  the  preamble;

“Purchaser Balance Sheet Date” means December 31, 2017;

“Purchaser Board” has the meaning ascribed thereto in the recitals;

“Purchaser Board Fairness Opinion” means the opinion of the independent financial advisor to the Purchaser to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Merger is fair, from a financial point of view, to the Purchaser Shareholders;

“Purchaser Charter Amendment Resolution” means the special resolution to be considered and, if  thought fit, passed by the Purchaser Shareholders in accordance with the CBCA and the Purchaser’s Charter Documents, such resolution to be considered at the Purchaser Meeting and to be substantially in the form and content of Schedule B-2 hereto;

“Purchaser Circular” means the notice of the Purchaser Meeting and accompanying management proxy circular, including all schedules, appendices and exhibits thereto, to be sent to Purchaser Shareholders in connection with the Purchaser Meeting, as amended, supplemented or otherwise modified from time to time;

“Purchaser Deferred Share Unit Plan” means the Purchaser’s Deferred Share Unit Plan, dated as of July 1, 2015;

“Purchaser DSUs” means, at any time, deferred stock units awarded under the Purchaser Equity  Incentive Plans, which are, at such time, outstanding and unexercised, whether or not vested;

“Purchaser Equity Incentive Plans” means the Purchaser Stock Option Plan, the Purchaser  Deferred Share Unit Plan and the Purchaser Restricted Share Unit Plan;

“Purchaser Equity Securities” has the meaning ascribed thereto in Section 1.2(b)(vi) of Schedule F;

“Purchaser Financial Statements” has the meaning ascribed thereto in Section 1.7(a)(i) of Schedule F;

“Purchaser Issuance Resolution” means the ordinary resolution to be considered and, if thought fit,  passed by the Purchaser Shareholders in accordance with the rules of the TSX and the NYSE American, such resolution to be considered at the Purchaser Meeting and to be substantially in the form and content of Schedule B-2 hereto;

“Purchaser Key Regulatory Approvals” has the meaning ascribed  thereto  in  Section  1.4(a)  of  Schedule F;

“Purchaser Material Adverse Effect” means any result, fact, change, condition, effect, event, circumstance, occurrence or development that, individually or taken together with all other results, facts, changes, conditions, effects, events, circumstances, occurrences or developments, has a material and adverse effect on the current or future business, operations, results of operations, assets or condition (financial or otherwise) of the Purchaser and its subsidiaries, taken as a whole, whether before or after giving effect to the transactions contemplated by this Agreement, but shall not include any result, fact, change, proposed change, effect, event, circumstance, occurrence or development resulting from:
16

(a)	any change in general political, economic or financial or capital market conditions in Canada or the United States;

(b)	any outbreak or escalation of war or any act of terrorism;

(c)	general conditions in the industry in which the Purchaser and its subsidiaries operate;

(d)	any natural disasters or acts of God;

(e)	any change in Laws;

(f)	any change affecting securities or commodity markets in general;

(g)	any change relating to currency exchange, interest rates or rates of inflation;

(h)	any change in IFRS;

(i)	the announcement of the execution of this Agreement or of the transactions contemplated hereby (including changes in the market price of the Purchaser’s securities); or

(j)	actions required to be taken by the Purchaser under this Agreement;

provided, however, the exclusion resulting from operation of each of clauses (a) through (h) above shall not apply to the extent that any of the changes, developments, conditions or occurrences referred to therein primarily relate to the Purchaser and its subsidiaries, taken as a whole, or materially disproportionately adversely affect the Purchaser and its subsidiaries, taken as a whole, in comparison to other comparable persons who operate in the industry in which the Purchaser and its subsidiaries operate; and provided further, however, that references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a Purchaser Material Adverse Effect has occurred;

“Purchaser Material Contract” means any Contract that, as of the date hereof, is a “material contract”    (as such term is defined pursuant to Canadian Securities Laws), whether or not filed by the Purchaser on SEDAR or EDGAR;

“Purchaser Meeting” means the special meeting of the Purchaser Shareholders, including any adjournment or postponement thereof, to be called and held for the purpose of considering and, if thought fit, approving the Purchaser Meeting Resolutions;

“Purchaser Meeting Resolutions” means the Purchaser Issuance Resolution and the Purchaser Charter Amendment Resolution, each substantially in the form and content of Schedule B-2 hereto;

“Purchaser Options” means, at any time, options to acquire shares of Purchaser Common Stock granted pursuant to the Purchaser Equity Incentive Plans, which are, at such time, outstanding and unexercised, whether or not vested;

 “Purchaser Preferred Share” means the preferred shares in the capital of  the  Purchaser  having the  terms set forth on Schedule D;

“Purchaser Property” has the meaning ascribed thereto in Section 1.11(c) of Schedule F;

“Purchaser Public Disclosure Record” means all documents  and information filed by the Purchaser  under applicable Securities Laws on SEDAR or EDGAR between January 1, 2017 and the date hereof;

  “Purchaser Recommendation” has the meaning ascribed thereto in Section 4.4(a)(i)(c);
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“Purchaser Restricted Share Unit Plan” means the Purchaser’s Restricted Share Unit Plan, dated as of January 30, 2015, as amended and restated on February 23, 2016;

“Purchaser RSUs” means, at any time, restricted stock units (including performance-vested restricted stock units) awarded under the Purchaser Equity Incentive Plans, which are, at such time, outstanding and unexercised, whether or not vested;

“Purchaser Shareholder” means a holder of one or more shares of the Purchaser Shares;

“Purchaser Shares” means the common shares in the capital of the Purchaser;

“Purchaser Stock Option Plan” means the Scorpio Mining Corporation Amended and Restated Stock Option Plan, dated as of January 30, 2015;

“Purchaser Support Agreements” means the voting and support agreements, dated  effective  on  or  before the date hereof between the Company and each of the directors and executive officers of Purchaser, in substantially the form attached hereto Schedule C-2, which agreements provide that such director or executive officer shall, among other things,

(a)	vote all Purchaser Shares which they are the registered or beneficial holder or over which they have control or direction, in favour of the Purchaser Meeting Resolution; and

(b)	not dispose of their securities of the Purchaser prior to the Purchaser Meeting;

“Purchaser Technical Reports” means the technical reports filed on SEDAR by the Purchaser titled “Technical Report and Estimated Resources for the San Felipe Project, Sonora, Mexico” with an effective date of March 15, 2018, “Americas Silver Corporation Technical Report on the Galena Complex, Shoshone County, Idaho, USA” with an effective date of December 23, 2016, and “Technical Report and Preliminary Feasibility Study for the San Rafael Property, Sinaloa, Mexico” with an effective date of March 18, 2016;

“Purchaser Voting Debt” has the meaning ascribed thereto in Section 1.2(c) of Schedule F;

“Purchaser Warrants” means, at any time, warrants to acquire shares of Purchaser Shares, which are, at such time, outstanding and unexercised;

“Regulatory Approvals” means sanctions, rulings, consents, Orders, exemptions, Permits, waivers, early termination authorizations, clearances, written confirmations of no intention to initiate legal proceedings and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Authorities and relating to the Merger;

“Release” means any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, migration, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance, whether accidental or intentional, into the Environment;

“Relief Canyon Project” means the Relief Canyon property located in Pershing County in northwestern Nevada;
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“Remedial Action” means any investigation, feasibility study, monitoring, testing, sampling, removal (including removal of underground storage tanks), restoration, clean-up, remediation, closure, site restoration, remedial response or remedial work, in each case in relation to environmental matters (excluding, however, routine monitoring, testing and sampling required under Environmental Authorizations);

“Representatives” means, collectively, with respect to a Party, that Party’s officers, directors, employees, consultants, advisors, agents or other representatives (including lawyers, accountants, investment bankers and financial advisors) and includes, in the case of:

(a)	the Purchaser and Acquireco, the Purchaser’s board financial advisor; and

(b)	the Company, the Company Board Financial Advisor;

“San Rafael Mine” means the property that is the subject of the “Technical Report and Preliminary Feasibility Study for the San Rafael Property, Sinaloa, Mexico” with an effective date of March 18, 2016;

“Sarbanes-Oxley Act” means the United States Sarbanes-Oxley Act of 2002, as amended (including the rules and regulations promulgated thereunder);

“SEC” means the United States Securities and Exchange Commission;

“Section 721” means Section 721 of the United States Defense Production Act of 1950, as amended;

“Securities Authorities” means the SEC, the Canadian Securities Authorities, and the Exchanges, as applicable;

“Securities Laws” means:

(a)	Canadian Securities Laws;

(b)	the U.S. Securities Act, the U.S. Exchange Act and all other U.S. federal and state securities Laws; and

(c)	the rules and regulations of the TSX, NYSE American and the NASDAQ, as applicable;

“SEDAR” means the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval;

“subsidiary” means, with respect to a specified entity, any:

(a)
corporation of which issued and outstanding voting securities of such corporation to which are attached more than 50% of the votes that may be cast to elect directors of the corporation (whether or not shares of any other class or classes will or might be entitled to vote upon the happening of any event or contingency) are owned by such specified entity and the votes attached to those voting securities are sufficient, if exercised, to elect a majority of the directors of such corporation;

(b)
partnership, limited liability company, unlimited liability company, joint venture or other similar entity in which such specified entity has more than 50% of the equity interests and the power to direct the policies, management and affairs thereof; and

(c)	a subsidiary (as defined in clauses (a) and (b) above) of any subsidiary (as so defined) of such specified entity;

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“Superior Proposal Notice Period” has the meaning ascribed thereto in Section 5.1(e)(iv);

“Surviving Corporation” has the meaning ascribed thereto in Section 2.1(a);

“Surviving Corporation Common Stock” has the meaning ascribed thereto in Section 2.4(f);

“Tax” or “Taxes” means any federal, state, local, or non-U.S. income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code §59A), net proceeds of mine, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other person;

“Tax Act” means the Income Tax Act (Canada) and the regulations promulgated thereunder, as amended;

“Tax Return” means any return, declaration, report, claim for refund, information return or statement or other document relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof;

“Third Party” means any person or “group” (within the meaning of Section 13(d)(3) of the U.S.  Exchange Act) other than the Company, the Purchaser or any of their respective subsidiaries;

“TSX” means the Toronto Stock Exchange;

“Unpatented Claims” means, with respect to the Company, the Company Unpatented Claims;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“U.S. GAAP” means United States generally accepted accounting principles; and

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

1.2	Currency

Except where otherwise specified, all references to “$” and “US$” or to currency herein are to lawful money of the United States of America and all references to “C$” herein are to lawful money of Canada.

1.3	Interpretation Not Affected by Headings

(a)
The division of this Agreement into Articles and Sections and the insertion of a table of contents and headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement.

(b)
The terms “this Agreement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Agreement, including the Schedules hereto, and not to any particular Article, Section or other portion hereof. References to “this Agreement” shall include the Company Disclosure Letter.

(c)
Unless something in the subject matter or context is inconsistent therewith, references herein to an Article, Section or Schedule by number or letter or both are to that Article, Section or Schedule in or to this Agreement.

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1.4	Extended Meanings, Etc.

(a)	This Agreement shall be read with all changes in number and gender required by the context.

(b)	The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined.

(c)
The terms “include”, “includes” or “including” and similar terms of inclusion, unless expressly modified by the words “only” or “solely”, mean “including without limiting the generality of the foregoing” and “includes without limiting the generality of the foregoing”. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if.”

(d)	Unless the context otherwise requires, all accounting terms are to be interpreted in accordance with U.S. GAAP.

(e)	Unless the context otherwise requires, all determinations of an accounting nature in respect of the Company required to be made shall be made in a manner consistent with U.S. GAAP.

(f)
Unless the context otherwise requires, references herein: (i) to an agreement, instrument, or other document means such agreement, instrument, or other document as amended, supplemented, and modified from time to time to the extent permitted by the provisions thereof; and (ii) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder.

(g)
Any reference to an action taken by a person “in the ordinary course” means that such action is consistent with the past practices of such person and is taken in the ordinary course of business of such person.

(h)
The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

1.5	Date of any Action; Computation of Time

(a)
If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, then such action will be required to be taken on the next succeeding day which is a Business Day.

(b)	A period of time is to be computed as beginning on the day following the event that began the period and ending, if the last day of the period is:

(i)	a Business Day, then at 4:30 p.m. (Denver time) on the last day of the period; and

(ii)	is not a Business Day, then at 4:30 p.m. (Denver time) on the next Business Day.

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1.6	Schedules

The following Schedules to this Agreement are an integral part of this Agreement:

Schedule A	–	ARTICLES OF INCORPORATION

Schedule B-1	–	MERGER RESOLUTION

Schedule B-2	–	PURCHASER MEETING RESOLUTIONS

Schedule C-1	–	FORM OF COMPANY SUPPORT AGREEMENT

Schedule C-2	–	FORM OF PURCHASER SUPPORT AGREEMENT

Schedule D	–	PREFERRED STOCK TERMS

Schedule E	–	REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Schedule F	–	REPRESENTATIONS AND WARRANTIES OF THE PURCHASER AND ACQUIRECO

Schedule G	–	RETENTION ARRANGEMENTS

ARTICLE 2
THE MERGER

2.1	The Merger

(a)
The Company, the Purchaser and Acquireco agree that on the terms and subject to the conditions set forth in this Agreement, and in accordance with the NRS, at the Effective Time: (a) Acquireco will merge with and into the Company (the “Merger”); (b) the separate corporate existence of Acquireco will cease; and (c) the Company will continue its corporate existence under the NRS as the surviving corporation in the Merger and a subsidiary of the Purchaser (sometimes referred to herein as the “Surviving Corporation”).

(b)
Upon the terms and subject to the conditions set forth herein, the closing of the Merger (the “Closing”) will take place at 10:00 am (Denver time) on the Closing Date (as defined herein). The Closing shall be held at the offices of Davis Graham & Stubbs, LLP located at 1550 17th Street, Suite 500, Denver, Colorado, 80202.

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(c)	The actual date of the Closing is hereinafter referred to as the “Closing Date” and shall occur:

(i)
on the date that is three (3) Business Days following satisfaction or waiver (subject to applicable Laws) of the last of the conditions set forth in Article 7 (excluding conditions that by their terms cannot be satisfied until the Closing Date, but subject to the satisfaction or, when permitted, waiver of those conditions as of the Closing Date); or

(ii)	at such other time or such other place as may be agreed to by the Parties.

(d)
Subject to the provisions of this Agreement, at the Closing, the Company, the Purchaser, and Acquireco will  cause articles of merger (the “Articles of Merger”) to  be executed, acknowledged, and filed with the Secretary of State of the State of Nevada in accordance with the relevant provisions of the NRS and shall make all other filings or recordings required under the NRS. The Merger will become effective at such time as the Articles of Merger have been duly filed with the Secretary of State of the State of Nevada or at such later date or time as may be agreed by the Company and Purchaser in writing and specified in the Articles of Merger in accordance with the NRS (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

(e)
The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the NRS. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses, and authority of the Company and Acquireco shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, and duties of each of the Company and Acquireco shall become the debts, liabilities, obligations, restrictions, and duties of the Surviving Corporation.

(f)
At the Effective Time: (a) the articles of incorporation of the Surviving Corporation shall be amended and restated so as to read in its entirety as set forth in Schedule Aa.i.1.a.i.1.a.Schedule A hereof, and, as so amended and restated, shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with the terms thereof or as provided by applicable Law; and (b) the by-laws of Acquireco as in effect immediately prior to the Effective Time shall be the by-laws of the Surviving Corporation, except that references to Acquireco’s name shall be replaced with references to the Surviving Corporation’s name, until thereafter amended in accordance with the terms thereof, the articles of incorporation of the Surviving Corporation, or as provided by applicable Law.

(g)
The directors and officers of Acquireco, in each case, immediately prior to the Effective Time shall, from and after the Effective Time, be the directors and officers, respectively, of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation, or removal in accordance with the articles of incorporation and by-laws of the Surviving Corporation.

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2.2	Implementation Steps by the Company

The Company covenants in favour of the Purchaser that, subject to the terms of this Agreement, the Company will promptly:

(a)	subject to compliance with applicable Securities Laws:

(i)	immediately after the execution of this Agreement; or

(ii)	such later time prior to the next opening of markets in Toronto and New York City as is agreed to by the Company and the Purchaser,

issue a news release announcing the entering into of this Agreement and the support of the Company Board for the Merger, which news release shall be satisfactory in form and substance to each of the Company and the Purchaser, each acting reasonably;

(b)	file such news release and a corresponding material change report and current report on Form 8-K in prescribed form each in accordance with applicable Securities Laws;

(c)
subject to the satisfaction or waiver (subject to applicable Laws) of each of the conditions set forth in Article 7 (excluding conditions that by their terms cannot be satisfied until the Closing Date, but subject to the satisfaction or, when permitted, waiver of those conditions as of the Closing Date), as soon as reasonably practicable thereafter, take all steps and actions including, if applicable, making all filings with Governmental Authorities necessary to give effect to the Merger; and

(d)	carry out the terms of the Merger applicable to it.

2.3	Implementation Steps by the Purchaser

Subject to the terms of this Agreement, the Purchaser will, and will cause Acquireco to:

(a)
subject to the satisfaction or waiver (subject to applicable Laws) of each of the conditions set forth in Article 7 (excluding conditions that by their terms cannot be satisfied until the Closing Date, but subject to the satisfaction or, when permitted, waiver of those conditions as of the Closing Date), as soon as reasonably practicable thereafter, take all steps and actions including, if applicable, making all filings with Governmental Authorities necessary to give effect to the Merger; and

(b)	carry out the terms of the Merger applicable to it.

2.4	Effect of the Merger on Capital Stock

At the Effective Time, as a result of the Merger and without any action on the part of the Purchaser, Acquireco, the Company or the holder of any capital stock or shares, as applicable, of the Purchaser, Acquireco or the Company:

(a)
Cancellation of Certain Company Common Stock. Each share of Company Common Stock that is owned by the Purchaser, Acquireco or the Company (as treasury stock or otherwise) or any of their respective direct or indirect wholly-owned subsidiaries as of immediately prior to the Effective Time will automatically be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor.

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(b)
Cancellation of Certain Company Preferred Stock. Each share of Company Preferred Stock that is owned by the Purchaser, Acquireco or the Company (as treasury stock or otherwise) or any of their respective direct or indirect wholly-owned subsidiaries as of immediately prior to the Effective Time will automatically be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor.

(c)
Conversion of Company Common Stock. Subject to Section 2.4(g), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time will be converted into the right to receive 0.715 (the “Exchange Ratio”) of a Purchaser Share (the “Common Stock Consideration”).

(d)
Conversion of Company Preferred Stock and Election to Receive Common Stock. Subject to Section 2.4(g) and Section 2.16, each share of Company Preferred Stock issued and outstanding immediately prior to the Effective Time will be, at the election of the holder thereof, either (i) be converted into the right to receive four hundred sixty- one and 440/1000ths (461.440) Purchaser Preferred Shares; or (ii) be converted into the right to receive the Common Stock Consideration to which such Preferred Stockholder would be entitled if such share of Company Preferred Stock were converted into Company Common Stock in accordance with clause (i) of Section 6 of the Certificate of Designation and such Company Common Stock were converted in accordance with Section 2.4(c) hereof (such consideration received upon the election pursuant to (i) or (ii), the “Preferred Stock Consideration” and together with the Common Stock Consideration, the “Merger Consideration”).

(e)
Cancellation of Shares. At the Effective Time, all shares of Company Stock will no longer be outstanding and all shares of Company Stock will be cancelled and retired and will cease to exist, and each holder of: (i) a certificate formerly representing any shares of Company Common Stock or Company Preferred Stock (each, a “Certificate”); or (ii) any book-entry shares which immediately prior to the Effective Time represented shares of Company Common Stock or Company Preferred Stock (each, a “Book-Entry Share”) will cease to have any rights  with  respect  thereto, except the right to receive (A) in exchange for each share of Company Common Stock, the Common Stock Consideration, and (B) in exchange for each share of Company Preferred Stock, the Preferred Stock Consideration, all in accordance with Section 2.5 hereof.

(f)
Conversion of Acquireco Capital Stock. Each share of Acquireco’s common stock (“Acquireco Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into and become one newly issued, fully paid, and non-assessable share of common stock of the Surviving Corporation (the “Surviving Corporation Common Stock”) with the same rights, powers, and privileges as the shares so converted and shall constitute the only outstanding shares of Surviving Corporation Common Stock. From and after the Effective Time, all certificates representing shares of Acquireco Common Stock shall be deemed for all purposes to represent the number of shares of Surviving Corporation Common Stock into which they were converted in accordance with the immediately preceding sentence.

(g)
Fractional Purchaser Shares. No fractional Purchaser Shares shall be issued to holders of shares of Company Common Stock in connection with the Merger. The total number of Purchaser Shares to be issued to any holder of shares of Company Common Stock shall, without additional compensation, be rounded down to the nearest whole Purchaser Share, in the event that a holder of shares of Company Common Stock is entitled to a fractional share upon the conversion of Company Common Stock pursuant to Section 2.4(c).

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2.5	Exchange Procedures

(a)
Depositary. Prior to the Effective Time, the Purchaser shall appoint the Depositary to act as the agent for the purpose of paying the Merger Consideration for: (i) the Certificates; and (ii) the Book-Entry Shares. At or promptly following the Effective Time, the Purchaser shall deposit, or cause the Surviving Corporation to deposit, with the Depositary: (i) certificates representing the Purchaser Shares to be issued as Common Stock Consideration (or make appropriate alternative arrangements if uncertificated Purchaser Shares represented by book-entry shares will be issued); and (ii) certificates representing the Purchaser Preferred Shares to be issued as Preferred Stock Consideration (or make appropriate alternative arrangements if uncertificated Purchaser Preferred Shares represented by book-entry shares will be issued).

(b)
Procedures for Surrender; No Interest. Promptly after the Effective Time, the Purchaser shall send, or shall cause the Depositary to send, to each record holder of shares of Company Common Stock and Company Preferred Stock at the Effective Time, a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Book-Entry Shares to the Depositary, and which letter of transmittal will be in customary form and have such other provisions as the Purchaser and the Surviving Corporation may reasonably specify) for use in such exchange. Each holder of shares of Company Common Stock that have been converted into the right to receive the Common Stock Consideration shall be entitled to receive the Common Stock Consideration into which such shares of Company Common Stock have been converted pursuant to Section 2.4(c) in respect of the Company Common Stock represented by a Certificate or Book-Entry Share, upon: (i) surrender to the Depositary of a Certificate; or (ii) receipt of an “agent’s message” by the Depositary (or such other evidence, if any, of transfer as the Depositary may reasonably request) in the case of Book-Entry Shares; in each case, together with a duly completed and validly executed letter of transmittal and such other documents as may reasonably be requested by the Depositary. Each holder of shares of Company Preferred Stock that have been converted into the right to receive the Preferred Stock Consideration shall be entitled to receive the Preferred Stock Consideration into which such shares of Company Preferred Stock, as applicable, have been converted pursuant to Section 2.4(d) in respect of the Company Preferred Stock represented by a Certificate or Book-Entry Share upon: (i) surrender to the Depositary of a Certificate; or (ii) receipt of an “agent’s message” by the Depositary (or such other evidence, if any, of transfer as the Depositary may reasonably request) in the case of Book-Entry Shares; in each case, together with a duly completed and validly executed letter of transmittal and such other documents as may reasonably be requested by the Depositary. No interest shall be paid or accrued upon the surrender or transfer of any Certificate or Book-Entry Share. Upon payment of the Merger Consideration pursuant to the provisions of this Article 2, each Certificate or Certificates or Book-Entry Share or Book-Entry Shares so surrendered or transferred, as the case may be, shall immediately be cancelled.

(c)
Payments to Non-Registered Holders. If any portion of the Merger Consideration is to be paid to a person other than the person in whose name the surrendered Certificate or the transferred Book-Entry Share, as applicable, is registered, it shall be a condition to such payment that: (i) such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Book-Entry Share shall be properly transferred; and (ii) the person requesting such payment shall pay to the Depositary any transfer or other Tax required as a result of such payment to a person other than the registered holder of such Certificate or Book-Entry Share, as applicable, or establish to the reasonable satisfaction of the Depositary that such Tax has been paid or is not payable.

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(d)
Full Satisfaction. All Merger Consideration paid upon the surrender of Certificates or transfer of Book-Entry Shares in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Stock formerly represented by such Certificate or Book-Entry Shares, and from and after the Effective Time, there shall be no further registration of transfers of shares of Company Stock on the stock transfer books of the Surviving Corporation. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation, they shall be cancelled and exchanged as provided in this Article 2.

(e)
Return of Merger Consideration by Depositary. Any portion of the Merger Consideration that remains unclaimed by the holders of shares of Company Common Stock and/or Company Preferred Stock twelve (12) months after the Effective Time shall be returned to the Purchaser, upon demand, and any such holder who has not exchanged shares of Company Common Stock and/or Company Preferred Stock for the Merger Consideration in accordance with this Section 2.5 prior to that time shall thereafter look only to the Purchaser (subject to abandoned property, escheat, or other similar Laws), as general creditors thereof, for payment of the Merger Consideration without any interest. Notwithstanding the foregoing, the Purchaser shall not be liable to any holder of shares of Company Stock for any amounts paid to a public official pursuant to applicable abandoned property, escheat, or similar Laws. Any amounts remaining unclaimed by holders of shares of Company Common Stock and/or Company Preferred Stock three (3) years after the Effective Time (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority) shall become, to the extent permitted by applicable Law, the property of the Purchaser free and clear of any claims or interest of any person previously entitled thereto.

(f)
Distributions with Respect to Unsurrendered Shares of Company Stock. All Purchaser Shares and Purchaser Preferred Shares to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by the Purchaser in respect of the Purchaser Shares or Purchaser Preferred Shares, the record date for which is after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares issuable pursuant to this Agreement. No dividends or other distributions in respect of the Purchaser Shares and Purchaser Preferred Shares shall be paid to any holder of any unsurrendered shares of Company Stock until the Certificate (or affidavit of loss in lieu of the Certificate) or Book-Entry Share is surrendered for exchange in accordance with this Section 2.5. Subject to the effect of applicable Laws, following such surrender, there shall be issued or paid to the holder of record of the whole Purchaser Share and Purchaser Preferred Share issued in exchange for shares in Company Common Stock and Company Preferred Stock, respectively, in accordance with this Section 2.5, without interest: (i) at the time of such surrender, the dividends or other distributions with a record date after the Effective Time theretofore payable and not paid with respect to such whole Purchaser Share or Purchaser Preferred Share, as applicable, and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such whole Purchaser Share or Purchaser Preferred Shares with a record date after the Effective Time but with a payment date subsequent to surrender.

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2.6	Adjustments

(a)
Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company shall occur, including by reason of any reclassification, recapitalization, stock split, reverse stock split, or combination, exchange, readjustment of shares, or similar transaction, or any stock dividend or distribution paid in stock, and including by issuance of derivative securities or other rights to acquire capital stock of the Company of any form, the Exchange Ratio, the Merger Consideration, and any other amounts payable pursuant to this Agreement, shall be appropriately adjusted to reflect such change; provided, however, that this sentence shall not be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(b)
Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding Purchaser Shares shall occur by reason of any reclassification, recapitalization, stock split, reverse stock split, or combination, exchange, readjustment of shares, or similar transaction, or any stock dividend or distribution paid in stock, and including by issuance of derivative securities or other rights to acquire capital stock of the Company of any form, the Exchange Ratio, the Merger Consideration, and any other amounts payable pursuant to this Agreement, shall be appropriately adjusted to reflect such change; provided, however, that this sentence shall not be construed to permit the Purchaser to take any action with respect to its securities that is prohibited by the terms of this Agreement.

2.7	Company Proxy Statement and Form F-4 Registration Statement

(a)
In connection with the Company Meeting, as soon as reasonably practicable following the date of this Agreement, the Company shall prepare and file with the SEC and each of the Canadian Securities Authorities, the Company Proxy Statement, and Purchaser shall prepare and file with the SEC and each of the Canadian Securities Authorities in the provinces of British Columbia, Alberta, Ontario and Quebec the Form F-4 (which shall include the Company Proxy Statement). The Company and the Purchaser shall each use its commercially reasonable efforts to: (i) cause the Form F-4 to be declared effective under the U.S. Securities Act as promptly as practicable after its filing; (ii) ensure that the Form F-4 complies in all material respects with the applicable provisions of the applicable Securities Laws; and (iii) keep the Form F-4 effective for so long as necessary to complete the Merger. The Purchaser shall notify the Company promptly of the time when the Form F-4 has become effective or any supplement or amendment to the Form F-4 has been filed, and of the issuance of any stop order or suspension of the qualification of the Purchaser Shares or Purchaser Preferred Shares issuable in connection with the Merger for offering or sale in any jurisdiction. Each of the Purchaser and the Company shall use its commercially reasonable efforts to: (A) cause the Company Proxy Statement to be mailed to the Company Stockholders as promptly as practicable after the Form F-4 is declared effective under the U.S. Securities Act, and (B) ensure that the Company Proxy Statement complies in all material respects with the applicable provisions of the U.S. Securities Act and U.S. Exchange Act and applicable Canadian Securities Laws. Purchaser shall also take any other action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the applicable Securities Laws, and the rules and regulations thereunder in connection with the issuance of Purchaser Shares and Purchaser Preferred Shares in the Merger, and the Company shall furnish to Purchaser all information concerning the Company as may be reasonably requested in connection with any such actions.

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(b)
In connection with the Purchaser Meeting, as soon as reasonably practicable following the date of this Agreement, the Purchaser shall prepare and file or furnish the Purchaser Circular with the Canadian Securities Authorities in each of the provinces of British Columbia, Alberta, Ontario and Quebec. Each of the Company and the Purchaser shall use its commercially reasonable efforts to: (A) cause the Purchaser Circular to be mailed to the Purchaser Shareholders as promptly as practicable after the Form F-4 is declared effective under the U.S. Securities Act, and (B) ensure that the Purchaser Circular complies in all material respects with the applicable Laws (including applicable Securities Laws).

(c)
The Purchaser and the Company shall furnish to the other party all information concerning such person and its affiliates required by the Laws to be set forth in the Form F-4, Company Proxy Statement or Purchaser Circular. Each of Purchaser and the Company shall promptly correct any information provided by it for use in the Form F- 4, Company Proxy Statement or Purchaser Circular if and to the extent that such information shall have become false or misleading in any material respect. Each of Purchaser and the Company shall take all steps necessary to amend or supplement the Form F-4, Company Proxy Statement or Purchaser Circular, as applicable, and to cause the Form F-4, Company Proxy Statement or Purchaser Circular, as so amended or supplemented, to be filed with the applicable Securities Authorities and disseminated to the holders of Company Common Stock and Company Preferred Stock, in the case of the Company Proxy Statement, and to the Purchaser Shareholders, in the case of the Purchaser Circular, as and to the extent required by applicable Law.

(d)	With respect to the Company Proxy statement:

(i)
The Company shall ensure that the Company Proxy Statement complies in all material respects with applicable Laws, and, without limiting the generality of the foregoing, that the Company Proxy Statement (including with respect to any information incorporated therein by reference):

(A)	will not contain any misrepresentation (other than in each case with respect to any information furnished in writing by the Purchaser); and

(B)	provides the Company Stockholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Company Meeting.

(ii)	All information relating solely to the Purchaser included in the Company Proxy Statement shall:

(A)	be provided by the Purchaser in accordance with Section 2.7(c)(iv); and

(B)	be in form and content satisfactory to the Purchaser, acting reasonably.

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(iii)	Subject to the ability of the Company to make a Company Change of Recommendation, the Company Proxy Statement will include:

(A)	a copy of the Company Board Fairness Opinion;

(B)	a statement that the Company Board has determined, that the Merger is fair to and in the best interests of the Company and its shareholders; and

(C)	the Company Recommendation.

(iv)
The Purchaser will, in a timely manner, furnish the Company with all such information regarding the Purchaser as may reasonably be required to be included in the Company Proxy Statement pursuant to applicable Laws and any other documents related thereto.

(v)
The Company and the Purchaser will cooperate in the preparation, filing and mailing of the Company Proxy Statement and the Company shall as soon as reasonably practicable, cause the Company Proxy Statement to be sent to the Company Stockholders in compliance with the proxy rules set forth in the applicable Securities Laws.

(vi)
The Company and the Purchaser will each promptly notify the other if, at any time before the Closing Date, it becomes aware (in the case of the Company, only with respect to the Company and in the case of the Purchaser only with respect to the Purchaser) that the Company Proxy Statement or any other document referred to in Section 2.7(c)(iii):

(A)	contains any misrepresentation; or

(B)	otherwise requires any amendment or supplement,

and promptly deliver written notice to the other Party setting out full particulars thereof.

(vii)	The Company and the Purchaser will cooperate with each other in the preparation, filing and dissemination of any:

(A)	required supplement or amendment to the Company Proxy Statement or such other document, as the case may be; and

(B)	related news release or other document necessary or desirable in connection therewith,

provided, however, that subject to the terms of this Agreement, the Company shall not be required to cooperate with the Purchaser with respect to any of the foregoing that relates to a Company Acquisition Proposal, a Company Superior Proposal or a Company Change of Recommendation.

(viii)
The Company shall keep the Purchaser fully informed, in a timely manner, of any requests or comments made by the SEC or the Canadian Securities Authorities, the TSX and/or the NASDAQ in connection with the Company Proxy Statement.

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(e)	With respect to the Purchaser Circular:

(i)
The Purchaser shall ensure that the Purchaser Circular complies in all material respects with applicable Laws, and, without limiting the generality of the foregoing, that the Purchaser Circular (including with respect to any information incorporated therein by reference):

(A)	will not contain any misrepresentation (other than in each case with respect to any information furnished in writing by the Company); and

(B)	provides the Purchaser Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Purchaser Meeting.

(ii)	All information relating solely to the Company included in the Purchaser Circular shall:

(A)	be provided by the Company in accordance with Section 2.7(e)(iv); and

(B)	be in form and content satisfactory to the Company, acting reasonably.

(iii)	The Purchaser Circular will include:

(A)	a copy of the Purchaser Board Fairness Opinion; and

(B)	the Purchaser Recommendation.

(iv)
The Company will, in a timely manner, furnish the Purchaser with all such information regarding the Company as may reasonably be required to be included in the Purchaser Circular pursuant to applicable Laws and any other documents related thereto.

(v)
The Purchaser and the Company will cooperate in the preparation, filing and mailing of the Purchaser Circular and the Purchaser shall as soon as reasonably practicable, cause the Purchaser Circular to be sent to the Purchaser Shareholders in compliance with applicable Securities Laws.

(vi)
The Purchaser and the Company will each promptly notify the other if, at any time before the Closing Date, it becomes aware (in the case of the Company, only with respect to the Company and in the case of the Purchaser only with respect to the Purchaser) that the Purchaser Circular or any other document referred to in Section 2.7(e)(iii):

(A)	contains any misrepresentation; or

(B)	otherwise requires any amendment or supplement,

and promptly deliver written notice to the other Party setting out full particulars thereof.
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(vii)	The Purchaser and the Company will cooperate with each other in the preparation, filing and dissemination of any:

(A)	required supplement or amendment to the Purchaser Circular or such other document, as the case may be; and

(B)	related news release or other document necessary or desirable in connection therewith;

(viii)
The Purchaser shall keep the Company fully informed, in a timely manner, of any requests or comments made by the SEC or Canadian Securities Authorities, the TSX and/or the NYSE American in connection with the Purchaser Circular.

2.8	Company and Purchaser Meetings

(a)	The Company covenants in favor of the Purchaser that, subject to the terms of this Agreement and subject to Section 5.1, the Company will promptly, after the effectiveness of the Form F-4 by the SEC:

(i)
lawfully convene and hold the Company Meeting in accordance with the Company’s Charter Documents and applicable Laws, as soon as reasonably practicable, for the purpose of having the Company Stockholders consider the Merger Resolution;

(ii)
not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) such Company Meeting without the prior written consent of the Purchaser, such consent not to be unreasonably withheld, unless the Company Board shall have determined in good faith (after consultation with outside legal counsel) that it is required by applicable law to postpone or adjourn the Company Meeting, including in order to give stockholders of the Company sufficient time to evaluate any information or disclosure that the Company has sent to its stockholders or otherwise made available to its stockholders by issuing a press release, filing materials with the SEC or otherwise (including in connection with any Company Change of Recommendation);

(iii)	solicit, from the Company Common Stockholders and Company Preferred Stockholders, proxies:

(A)	in favor of the approval of the Merger Resolution;

(B)	in favor of the approval to adjourn the Company Meeting to solicit votes in favor of the Merger Resolution;

(C)	in favour of any required resolution relating to “golden parachute” payments; and

(D)	against any resolution submitted by any person that is inconsistent with, or which seeks to hinder or delay the Merger Resolution or the completion of the transactions contemplated by this Agreement, including, engaging the services of a firm acceptable to the Purchaser (acting reasonably) as proxy solicitation agent to solicit proxies in favour of the approval of the Merger Resolution;
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(iv)	recommend to all Company Common Stockholders that they vote in favour of the Merger Resolution;

(v)	recommend to all Company Preferred Stockholders that they vote in favour of the Merger Resolution;

(vi)	provide reasonable advance notice to Company Optionholders of the vesting and cancellation of such Company Options as contemplated by this Agreement;

(vii)	provide notice to Company RSU Holders of the vesting and settlement of such Company RSUs as contemplated by this Agreement;

(viii)
provide notice to Company Warrantholders in accordance with the terms of such Company Warrants and the Company’s election to require exercise or termination, as applicable, of the Company Warrants as contemplated by this Agreement;

(ix)	use commercially reasonable efforts to take all other actions that are reasonably necessary or desirable to obtain the approval of the Merger by the Company Stockholders;

(x)
(i) provide the Purchaser with copies of or access to information regarding the Company Meeting generated by any dealer or proxy solicitation agents, as reasonably requested from time to time by the Purchaser, and (ii) consult with, and consider any suggestions from, the Purchaser with regards to the proxy solicitation agent;

(xi)	consult with the Purchaser in fixing the date of the Company Meeting;

(xii)	give notice to the Purchaser of the Company Meeting;

(xiii)
advise the Purchaser as reasonably requested (which may be as often as daily within 10 days of the Company Meeting) as to the aggregate tally of the proxies and votes received from Company Common Stockholders and Company Preferred Stockholders in respect of the Company Meeting and all matters to be considered at the Company Meeting;

(xiv)	promptly provide the Purchaser with any notice relating to the Company Meeting;

(xv)	allow Representatives of the Purchaser to attend the Company Meeting;

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(xvi)
not change the record date for the Company Stockholders entitled to vote at the Company Meeting in connection with any adjournment or postponement of the Company Meeting unless required by applicable Law or the Company’s Charter Documents;

(xvii)
if there is a Company Change of Recommendation, unless prohibited pursuant to NRS 92A.120(3), it will not alter the obligation of the Company to submit the adoption of this Agreement and the approval of the Merger to the Company Common Stockholders and Company Preferred Stockholders at the Company Meeting to consider and vote upon, unless this Agreement shall have been terminated in accordance with its terms prior to the Company Meeting; and

(xviii)	carry out the terms of the Merger applicable to it.

(b)	The Purchaser covenants in favour of the Company that, subject to the terms of this Agreement, the Purchaser will promptly, after the effectiveness of the Form F-4 by the SEC:

(i)
lawfully convene and hold the Purchaser Meeting in accordance with the Purchaser’s Charter Documents and applicable Laws, as soon as reasonably practicable, for the purpose of having the Purchaser Shareholders consider the Purchaser Meeting Resolutions;

(ii)
not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) such Purchaser Meeting without the prior written consent of the Company, such consent not to be unreasonably withheld, unless the Purchaser Board shall have determined in good faith (after consultation with outside legal counsel) that it is required by applicable law to postpone or adjourn the Purchaser Meeting, including in order to give stockholders of the Purchaser sufficient time to evaluate any information or disclosure that the Purchaser has sent to its stockholders or otherwise made available to its stockholders by issuing a press release, filing materials with applicable Securities Authorities or otherwise;

(iii)	solicit, from the Purchaser Shareholders, proxies:

(A)	in favor of the approval of the Purchaser Meeting Resolutions;

(B)	in favour of the approval to adjourn the Purchaser Meeting to solicit votes in favor of the Purchaser Meeting Resolution; and

(C)
against any resolution submitted by any person that is inconsistent with, or which seeks to hinder or delay the Purchaser Meeting Resolutions or the completion of the transactions contemplated by this Agreement,

(iv)	recommend to all Purchaser Shareholders that they vote in favour of the Purchaser Meeting Resolutions;

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(v)	use commercially reasonable efforts to take all other actions that are reasonably necessary or desirable to obtain the approval of the Purchaser Meeting Resolutions by the Purchaser Shareholders;

(vi)
(i) provide the Company with copies of or access to information regarding the Purchaser Meeting generated by any dealer or proxy solicitation agents, as reasonably requested from time to time by the Company, and (ii) consult with, and consider any suggestions from, the Company with regards to the proxy solicitation agent;

(vii)	consult with the Company in fixing the date of the Purchaser Meeting;

(viii)	give notice to the Company of the Purchaser Meeting;

(ix)
advise the Company as reasonably requested (which may be as often as daily within 10 days of the Purchaser Meeting) as to the aggregate tally of the proxies and votes received from Purchaser Shareholders in respect of the Purchaser Meeting and all matters to be considered at the Purchaser Meeting;

(x)	promptly provide the Company with any notice relating to the Purchaser Meeting;

(xi)	allow Representatives of the Company to attend the Purchaser Meeting;

(xii)
not change the record date for the Purchaser Shareholders entitled to vote at the Purchaser Meeting in connection with any adjournment or postponement of the Purchaser Meeting unless required by applicable Law or the Purchaser’s Charter Documents;

(xiii)
nothing herein shall alter the obligation of the Purchaser to submit the adoption of Purchaser Meeting Resolutions to the Purchaser Shareholders at the Purchaser Meeting to consider and vote upon, unless this Agreement shall have been terminated in accordance with its terms prior to the Purchaser Meeting; and

(xiv)	carry out the terms of the Merger applicable to it.

2.9	List of Securityholders

(a)	Upon the reasonable request from time to time of the Purchaser, the Company will promptly provide the Purchaser with lists (in electronic form) of the:

(i)	Registered:

(A)	Company Stockholders;

(B)	Company Optionholders;

(C)	Company RSU Holders; and

(D)	Company Warrantholders, together with their record addresses and their respective holdings of shares of Company Stock, Company Options, Company RSUs and Company Warrants, as applicable;

35

(ii)
names and record addresses and respective holdings of all persons having rights (other than the Company Options, Company RSUs and Company Warrants) issued or granted by the Company to acquire or otherwise related to shares of Company Stock; and

(iii)
names of non-objecting beneficial owners of shares of Company Stock and participants in bookbased nominee registers (such as CDS & Co., Cede & Co. and the Depositary Trust Company), together with their respective record addresses and holdings of shares of Company Stock.

(b)	The Company will from time to time require that its registrar and transfer agent furnish the Purchaser with such additional information, including:

(i)	updated or additional lists of Company Stockholders, Company Optionholders, Company RSU Holders and Company Warrantholders;

(ii)	information regarding beneficial ownership of shares of Company Stock; and

(iii)	other assistance as the Purchaser may reasonably request.

2.10	Securityholder Communications

(a)	The Company and the Purchaser agree to cooperate in the preparation of any presentations regarding the Merger, including to any:

(i)	Company Stockholders or Purchaser Shareholders; or

(ii)	the analyst community,

provided, however, that the foregoing shall be subject to the Company’s and Purchaser’s overriding obligation to make any disclosure or filing required by applicable Laws or stock exchange rules.

(b)	The Company agrees to consult with the Purchaser in connection with any formal meeting relating to the Merger that it may have, including with:

(i)	Company Stockholders (other than Company Stockholders who are Officers or Directors of the Company); or

(ii)	the analyst community,

provided, however, that the foregoing shall be subject to the Company’s overriding obligation to make any disclosure or filing required by applicable Laws or stock exchange rules.

(c)
Notwithstanding anything to the contrary in this Section 2.10, the Company shall, subject to the terms of this Agreement, not be obligated to consult or cooperate with the Purchaser with respect to any disclosure relating to a Company Acquisition Proposal, a Company Superior Proposal or a Company Change of Recommendation.

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2.11	Company Options

At the Effective Time, each outstanding Company Option, whether vested or unvested, shall, automatically and without any action on the part of the holder thereof, be cancelled and converted into the right to receive (without interest), as soon as reasonably practicable following the Effective Time, the Common Stock Consideration in respect of each share of Company Common Stock which would have been issued upon the net exercise of the Company Option calculated as follows: the number of shares of Company Common Stock otherwise deliverable pursuant to the Company Option shall be reduced by the number of such shares having a Fair Market Value on the Closing Date equal to the exercise price. Any Company Option that has an exercise price per share that is greater than or equal to the Fair Market Value on the Closing Date shall be cancelled at the Effective Time for no consideration or payment.

Promptly following the Effective Time, the Purchaser shall, in compliance with all applicable Laws, deliver or cause the Surviving Corporation to deliver, to each holder of Company Options at the Effective Time, the Common Stock Consideration, if any, to which such holder is entitled in respect of his or her Company Options. To the extent the delivery of such Common Stock Consideration constitutes a payment of wages, (i) the Purchaser shall cause the payment to be processed by the Surviving Corporation through its payroll system, (ii) the Common Stock Consideration deliverable shall be reduced by a number of Purchaser Shares having a Fair Market Value equal to all required tax withholdings, and
(iii) the Purchaser shall cause the Surviving Corporation to remit timely such required withholdings in cash to the relevant taxing authorities.

2.12	Company RSUs

At the Effective Time, each outstanding Company RSU, whether vested or unvested, shall, automatically and without any required action on the part of the holder thereof, be cancelled and converted into the right to receive (without interest), as soon as reasonably practicable following the Effective Time, the Common Stock Consideration in respect of each share of Company Common Stock underlying such Company RSU, without interest.

Promptly following the Effective Time, the Purchaser shall, in compliance with all applicable Laws, deliver or cause the Surviving Corporation to deliver, to each holder of Company RSUs at the Effective Time, the Common Stock Consideration to which such holder is entitled in respect of his or her Company RSUs. To the extent the delivery of such Common Stock Consideration constitutes a payment of wages, (i) the Purchaser shall cause the payment to be processed by the Surviving Corporation through its payroll system, (ii) the Common Stock Consideration deliverable shall be reduced by a number of Purchaser Shares having a Fair Market Value equal to all required tax withholdings, and (iii) the Purchaser shall cause the Surviving Corporation to remit timely such required withholdings in cash to the relevant taxing authorities.

2.13	Company Warrants

The Company shall, to the extent permitted by the Company Warrant, require that the holder exercise the Company Warrant prior to the Closing Date, and if the Company Warrant is not exercised, that the Company Warrant shall terminate. If the Company Warrant does not permit the treatment outlined in the foregoing sentence, then the applicable Company Warrants shall in accordance with their terms be exchanged for warrants of the Purchaser having economically equivalent terms in accordance with the terms of the Company Warrants, such that the holder of a Company Warrant shall be entitled to receive, in lieu of shares of Company Common Stock to which such holder was theretofore entitled upon such exercise and for the consideration payable therefor, the number of Purchaser Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Merger if, immediately prior to the Closing Date, such holder had been the registered holder of the number of shares of Company Common Stock to which such holder would have been entitled if such holder had exercised such holder’s Company Warrants immediately prior to the Effective Time.
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2.14	Payment of Consideration

The Purchaser will, following receipt by the Company of the Regulatory Approvals, ensure that on the Closing Date the Depositary has been provided with Purchaser Shares and Purchaser Preferred Shares in escrow to satisfy the aggregate Merger Consideration payable to Company Stockholders pursuant to the Merger (other than payments to Company Preferred Stockholders exercising dissenter’s rights and who have not withdrawn their notice of exercise).

2.15	Withholding Taxes

(a)
The Company, the Purchaser, Acquireco and the Depositary, as the case may be, will be entitled to deduct and withhold from any consideration otherwise payable to any Company Stockholder under the Merger and from any amounts otherwise payable to any person pursuant to or in accordance with this Agreement (including the Company Termination Fee) such amounts as the Company, the Purchaser, Acquireco or the Depositary is required to deduct and withhold with respect to such payment under the Tax Act, the Code and the rules and regulations promulgated thereunder, or any provision of any provincial, state, local or foreign Tax Law as counsel may advise is required to be so deducted and withheld by the Company, the Purchaser, Acquireco or the Depositary, as the case may be.

(b)	For the purposes of such deduction and withholding:

(i)
all withheld amounts shall be treated as having been paid to the person in respect of which such deduction and withholding was made on account of the obligation to make payment to such person hereunder; and

(ii)
such deducted or withheld amounts shall be remitted to the appropriate Governmental Authority in the time and manner required by the applicable Law by or on behalf of the Company, the Purchaser, Acquireco or the Depositary, as the case may be.

2.16	Dissenting Shareholders

(a)
Notwithstanding anything in this Agreement to the contrary, in the event that the applicable requirements of NRS Section 92A.120 have been satisfied, shares of Company Preferred Stock which were outstanding on the date for the determination of Company Preferred Stockholders entitled to vote on the Merger and which were voted against the Merger and the holders of which have demanded that the Company purchase such shares at their fair value in accordance with NRS Sections 92A.300 through 92A.500 and have not otherwise failed to perfect or shall not have effectively withdrawn or lost their rights to require such shares to be purchased for cash under NRS 92A (collectively, “Dissenting Shares”), shall not be converted into or represent the right to receive any Purchaser Preferred Shares pursuant to Section 2.4(d), but, instead, the holders thereof shall be entitled to have their shares of Company Preferred Stock purchased for cash at the fair value of such Dissenting Shares as agreed upon or determined in accordance with the provisions of NRS Sections 92A.460 through 92A.500.

38

(b)
If any Company Preferred Stockholder who holds Dissenting Shares as of the Effective Time effectively withdraws or loses (through passage of time, failure to demand or perfect, or otherwise) the right to demand and perfect dissenters’ rights under NRS 92A, then, as of the later of the Effective Time and the occurrence of such event, such holder’s shares of Company Preferred Stock that were Dissenting Shares shall automatically be converted into and represent only the right to receive the Purchaser Preferred Shares pursuant to and subject to Section 2.4(d) without interest thereon upon: (i) surrender to the Depositary of a Certificate; or (ii) receipt of an “agent’s message” by the Depositary (or such other evidence, if any, of transfer as the Depositary may reasonably request) in the case of Book-Entry Shares.

(c)
The Company shall give the Purchaser (i) prompt written notice of any written demands for purchase of any shares of Company Preferred Stock pursuant to the exercise of dissenters’ rights, withdrawals of such demands, and any other instruments or notices served pursuant to NRS 90A on the Company and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for purchase of any shares of Company Preferred Stock pursuant to the exercise of dissenters’ rights under NRS 90A. The Company shall not, except with the prior written consent of the Purchaser, voluntarily make or agree to make any payment with respect to any demands for purchase of any shares of Company Preferred Stock pursuant to the exercise of dissenters’ rights under NRS 90A, or settle or offer to settle any such demands.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of the Company

Except as set forth in the correspondingly numbered paragraph of the Company Disclosure Letter that relates to such Section or in another Section of the Company Disclosure Letter to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is applicable to such Section, the Company represents and warrants to the Purchaser and Acquireco as set forth in Schedule Aa.i.1.a.i.1.a.Schedule E and acknowledges and agrees that the Purchaser and Acquireco are relying upon such representations and warranties in connection with the entering into of this Agreement. Nothing in the Company Disclosure Letter shall be deemed adequate to disclose an exception to a representation or warranty made in Schedule Aa.i.1.a.i.1.a.Schedule E unless the Company Disclosure Letter identifies the exception with reasonable particularity and describes the relevant facts in reasonable detail. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made in Schedule E unless the representation or warranty pertains to the existence of the document or other item itself. Disclosure of any information in the Company Disclosure Letter that is not strictly required under this Agreement has been made for informational purposes only and does not imply disclosure of all matters of a similar nature.

3.2	Representations and Warranties of the Purchaser and Acquireco

Except as disclosed in the Purchaser Public Disclosure Record at least one Business Day prior to the date hereof and that is reasonably apparent on the face of such disclosure to be applicable to the representation and warranty set forth herein (other than any disclosures contained or referenced therein under the captions “Risk Factors,” “Forward-Looking Statements,” and any other disclosures contained or referenced therein of information, factors, or risks that are predictive, cautionary, or forward-looking in nature);, the Purchaser and Acquireco jointly and severally represent and warrant to the Company as set forth in Schedule F and acknowledge and agree that Company is relying upon such representations and warranties in connection with the entering into of this Agreement.

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3.3	Survival of Representations and Warranties

(a)	No investigation by or on behalf of any Party prior to the execution of this Agreement will mitigate, diminish or affect the representations and warranties made by the other Parties.

(b)
The representations and warranties of the Parties contained in this Agreement will not survive the completion of the Merger and will expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

This Section 3.3 will not limit any covenant or agreement of any of the Parties, which, by its terms, contemplates performance after the Effective Time or the date on which this Agreement is terminated, as the case may be. The Confidentiality Agreement will survive termination of this Agreement in accordance with its terms.

ARTICLE 4
COVENANTS

4.1	Covenants of the Company

The Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except (i) as disclosed in the Company Disclosure Letter, (ii) as expressly permitted or specifically contemplated by this Agreement, (iii) as is otherwise required by applicable Law, or (iv) unless the Purchaser otherwise consents in writing (to the extent that such consent is permitted by applicable Law):

(a)	the Company will:

(i)
conduct the businesses of the Company and its subsidiaries in the ordinary course consistent with past practice and applicable Law, and, to the extent consistent therewith, in accordance with the Company Budget;

(ii)	comply in all material respects with the terms of all Company Material Contracts;

(iii)	use commercially reasonable efforts to maintain and preserve intact its and its subsidiaries’ business organizations, assets, properties, rights and goodwill;

(iv)
use commercially reasonable efforts to maintain satisfactory business relationships with suppliers, customers, distributors, contractual counterparties, contractors, employees, Governmental Authorities, Aboriginal Peoples and others having business relationships with it and its subsidiaries; and

(v)	duly and timely file all forms, reports, schedules, statements, and other documents required to be filed pursuant to any applicable Laws or Securities Laws.

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(b)	the Company will promptly notify the Purchaser, in any event within twenty-four (24) hours, of any:

(i)	change in any “material fact” or any “material change” (as defined in applicable Securities Laws) in relation to the Company or any of its subsidiaries;

(ii)	event, circumstance or development that has had or could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(iii)
notice or other communication from any person alleging that the consent (or waiver, Permit, exemption, Order, approval, agreement, amendment or confirmation) of such person (or another person) is or may be required in connection with this Agreement or the Merger;

(iv)	notice or other communication from any Governmental Authority in connection with this Agreement (and contemporaneously provide a copy of any such written notice or communication to the Purchaser);

(v)
filings, actions suits, claims, investigations or proceedings commenced or, to its Knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its subsidiaries or its or their assets or properties;

(vi)	breach of this Agreement by the Company; or

(vii)	event occurring after the date of this Agreement that would:

(A)	render a representation or warranty, if made on that date or the Closing Date, untrue or inaccurate such that any of the conditions in Section 7.3(b) would not be satisfied; or

(B)
result in the failure of the Company to comply with or satisfy any covenant, condition or agreement (without giving effect to, applying or taking into consideration any qualification already contained in such covenant, condition or agreement) to be complied with or satisfied prior to the Effective Time, and in no event shall the delivery of any notice by a Party pursuant to this Article 4 limit or otherwise affect the respective rights, obligations, representations, warranties, covenants, or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement or disclosure by the Company be deemed to amend or supplement the Company Disclosure Letter or constitute an exception to the Company’s representations or warranties.
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(c)
the Company will use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by the Company, including directors’ and officers’ insurance, not to be cancelled or terminated and to prevent any of the coverage thereunder from lapsing, unless at the time of such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage comparable to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect, provided, however, that, except as contemplated by Section 4.9(b), the Company will not obtain or renew any insurance (or re-insurance) policy for a term exceeding twelve (12) months, except that renewal steps may be taken in advance of expiry;

(d)	the Company will:

(i)	use commercially reasonable efforts to retain the services of its and its subsidiaries’ existing employees and consultants (including the Officers) until the Effective Time; and

(ii)	promptly provide written notice to the Purchaser of the resignation or termination of any of its key employees or consultants;

(e)	the Company will not, directly or indirectly:

(i)	alter or amend its Charter Documents or the Charter Documents of any of its subsidiaries;

(ii)
declare, set aside or pay any dividend on or make any distribution or payment or return of capital in respect of the shares of Company Stock (other than dividends, distributions, payments or return of capital made to the Company by any of its subsidiaries);

(iii)
split, divide, consolidate, combine, reclassify, nor undertake any other capital reorganization in respect of the shares of Company Stock or any other securities of the Company or any of its subsidiaries except in consultation with the Purchaser and in accordance with Section 2.6;

(iv)	reduce the stated capital of the shares of Company Stock or any other securities of the Company or any of its subsidiaries;

(v)	increase any coverage under any directors’ and officer’s insurance policy;

(vi)	terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy;

(vii)
issue, grant, sell, pledge or otherwise encumber, or authorize or approve or agree to issue, grant, sell, pledge or otherwise encumber any shares of Company Stock or other securities of the Company or any of its subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of Company Stock or other securities of the Company or any of its subsidiaries, including but not limited to the issue or award of any Company Options, Company RSUs or Company Warrants except as required pursuant to any existing Contracts in effect as of the date hereof or as disclosed on Section 4.1 of the Company Disclosure Letter;

42

(viii)
redeem, purchase or otherwise acquire (or offer to redeem, purchase or otherwise acquire) any of its outstanding shares of Company Stock or other securities or securities convertible into or exchangeable or exercisable for shares of Company Stock or any such other securities or any shares or other securities of any of its subsidiaries except according to their terms;

(ix)	amend the terms of any securities of the Company or any of its subsidiaries, or amend the terms of any outstanding indebtedness of the Company or any of its subsidiaries;

(x)	adopt a plan of liquidation or resolution providing for the liquidation or dissolution of the Company or any of its subsidiaries;

(xi)
reorganize, recapitalize, restructure, amalgamate or merge with any other person and will not cause or permit any of its subsidiaries to reorganize, recapitalize, restructure, amalgamate or merge with any other person;

(xii)	create any subsidiary or enter into any Contracts or other arrangements regarding the control or management of the operations, or the appointment of governing bodies or enter into any Joint Ventures;

(xiii)	engage in any transaction with any related parties other than with its wholly- owned subsidiaries in the ordinary course;

(xiv)
make any changes to any of its accounting policies, principles, methods, practices or procedures (including by adopting any new accounting policies, principles, methods, practices or procedures), except as disclosed in the Company Public Disclosure Record, as required by applicable Laws or under U.S. GAAP; or

(xv)	enter into, modify or terminate any Contract with respect to any of the foregoing;

(f)	the Company will not, and will not cause or permit any of its subsidiaries to, directly or indirectly, except in connection with this Agreement:

(i)
sell, pledge, lease, surrender, licence, lose the right to use, mortgage, dispose of or encumber any assets or properties of the Company or any of its subsidiaries, other than inventory or immaterial personal property in the ordinary course of business;

(ii)
other than in the ordinary course, acquire or commit to acquire (by merger, amalgamation, consolidation, arrangement or acquisition of shares or other equity securities or interests or assets or otherwise) any corporation, partnership, association or other business organization or division thereof or any property or assets, or make any investment by the purchase of securities, contribution of capital, property transfer, or purchase of any property or assets of any other person, in each case, directly or indirectly, in one transaction or a series of transactions;

(iii)
incur any indebtedness or create or issue any debt securities, or assume, guarantee, endorse or otherwise become liable or responsible for such obligations or the obligations of any other person, or make any loans or advances (other than intercompany loans or advances in the ordinary course of business);

43

(iv)	incur or commit to capital expenditures or development expenses unless such capital expenditures or development expenses are set forth in the Company Budget;

(v)
enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or similar financial instruments other than in the ordinary course of business consistent with past practice;

(vi)	make any Tax election, information schedule, return or designation, except as required by Law and in a manner consistent with past practice;

(vii)	settle or compromise any Tax claim, assessment, reassessment or liability;

(viii)	file any amended Tax Return;

(ix)	enter into any agreement with a Governmental Authority with respect to Taxes;

(x)	surrender any right to claim a Tax abatement, reduction, deduction, exemption, credit or refund;

(xi)	consent to the extension or waiver of the limitation period applicable to any material Tax matter;

(xii)	amend or change any of its methods or reporting income, deductions or accounting for income Tax purposes except as may be required by Law;

(xiii)
pay, discharge or satisfy any claim, liability, indebtedness or obligation prior to the same being due, other than the payment, discharge or satisfaction of the same, in the ordinary course, in accordance with their terms;

(xiv)	voluntarily waive, release, assign, settle or compromise any material Litigation;

(xv)
engage in any new business, enterprise or other activity that is inconsistent with the existing businesses of the Company in the manner such existing businesses generally have been carried on or (as disclosed in the Company Public Disclosure Record) planned or proposed to be carried on prior to the date of this Agreement; or

(xvi)	incur or commit to expenditures exceeding $100,000, individually or in the aggregate, over the amount set forth in the Company Budget,

or authorize any of the foregoing, or enter into or modify any Contract to do any of the foregoing;

44

(g)	the Company will not, and will not cause or permit any of its subsidiaries to, directly or indirectly, except in the ordinary course of business:

(i)	terminate, fail to renew, cancel, waive, release, grant or transfer any rights, including:

(A)	any material existing Contractual rights;

(B)	any material Permit; or

(C)	any other material legal rights or claims, in respect of any Company Properties;

(ii)	except either as disclosed in Section 4.1(g) of the Company Disclosure Letter or in connection with matters otherwise permitted under this Section 4.1:

(A)	enter into any Contract which would be a Company Material Contract if in existence on the date hereof; or

(B)	terminate, cancel, extend, renew or amend, modify or change any Company Material Contract;

(iii)	except as disclosed in Section 4.1(g) of the Company Disclosure Letter:

(A)	enter into any lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee); or

(B)	modify, amend or exercise any right to renew any lease or sublease of real property or acquire any interest in real property; or

(iv)
enter into any transaction or perform any act which could reasonably be expected to prevent or impede, restrict or delay, or be inconsistent with the successful completion of the transactions contemplated herein;

(h)
Neither the Company nor any of its subsidiaries will, except pursuant to any existing Contracts or employment, pension, supplemental pension, termination or compensation arrangements or policies or plans in effect on the date hereof and as is necessary to comply with applicable Laws:

(i)	grant to any officer, director, employee or consultant of the Company or any of its subsidiaries an increase in compensation in any form;

(ii)	promote any officers or employees except as reasonably required due to the termination or resignation of any other officer or employee;

(iii)	take any action with respect to the grant or increase of any severance, change of control, retirement, retention or termination pay;

(iv)	enter into or modify any employment or consulting agreement (except as disclosed on Schedule 1.10(e)) with any employee, consultant, officer or director of the Company or any of its subsidiaries;

(v)	terminate the employment or consulting arrangement of any senior management employees (including the Officers), except for cause;

45

(vi)	increase any benefits payable under its current severance or termination pay policies;

(vii)
adopt or amend or make any contribution to or any award under any bonus, profit sharing, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of any director, officer, or employee or any former director, officer, or employee of the Company or any of its subsidiaries; or

(viii)
take any action to accelerate the time of payment of any compensation or benefits, amend or waive any performance or vesting criteria or accelerate vesting under the Company Equity Incentive Plans, except as contemplated in Sections 2.11 and 2.12;

(i)	the Company will not and will not cause or permit any of its subsidiaries to make any loan to any officer, director, employee or consultant of the Company or any of its subsidiaries;

(j)	the Company will not and will not cause or permit any of its subsidiaries to:

(i)	make an application to amend, terminate, allow to expire or lapse or otherwise modify any of its material Permits;

(ii)	take any action or fail to take any action which action or failure to act would:

(A)	result in the loss, expiration or surrender of, or the loss of any material benefit; or

(B)	be reasonably be expected to cause any Governmental Authority to institute proceedings for the suspension, revocation or limitation of rights,

in each case, under, any material Permit necessary to conduct its businesses as now being conducted;

(k)	the Company will not, and will not cause or permit any of its subsidiaries to, settle or compromise any action, claim or other proceeding:

(i)	brought against it for damages or providing for the grant of injunctive relief or other non-monetary remedy (“Litigation”); or

(ii)	brought by any present, former or purported holder of its securities,

including in connection with the transactions contemplated by this Agreement or the Merger;

(l)	the Company will not, and will not cause or permit any of its subsidiaries to, commence any Litigation, other than Litigation in connection with:

(i)	the collection of accounts receivable;

46

(ii)	the enforcement of the terms of this Agreement or the Confidentiality Agreement;

(iii)	the enforcement of other obligations of the Purchaser; or

(iv)	Litigation commenced against the Company;

(m)
in the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by any Governmental Authority or private party challenging the Merger or any other transaction contemplated by this Agreement, or any other agreement contemplated hereby, the Company shall cooperate in all respects with Purchaser and Acquireco and shall use its commercially reasonable efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed, or overturned any Order, whether temporary, preliminary, or permanent, that is in effect and that prohibits, prevents, or restricts consummation of the transactions contemplated by this Agreement;

(n)	the Company will not, and will not cause or permit any of its subsidiaries to, enter into or renew any Contract:

(i)	containing:

(A)
any new limitation or restriction on the ability of the Company or any of its subsidiaries or, following completion of the transactions contemplated hereby, the ability of the Purchaser or any of its affiliates, to engage in any type of activity or business;

(B)
any new limitation or restriction on the manner in which, or the localities in which, all or any portion of the business of the Company or any of its subsidiaries or, following consummation of the transactions contemplated hereby, all or any portion of the business of the Purchaser or any of its affiliates, is or would be conducted; or

(C)	any new limit or restriction on the ability of:

(I)	the Company or any of its subsidiaries; or

(II)	following completion of the transactions contemplated hereby, the ability of the Purchaser or any of its affiliates,

to solicit customers or employees; or

(ii)	that could reasonably be expected to prevent or significantly impede or delay the completion of the Merger;

(o)
the Company will not, and will not cause or permit any of its subsidiaries to, take any action which would render, or which reasonably may be expected to render, any representation or warranty made by the Company in this Agreement untrue or inaccurate in any respect at any time prior to the Closing Date if then made; and

(p)
as is applicable, the Company will not, and will not cause or permit its subsidiaries to, agree, announce, resolve, authorize or commit to do any of the matters to which the negative covenants in Sections 4.1(e) to 4.1(o) inclusive pertain.

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4.2	Access to Information

(a)
Subject to compliance with applicable Laws and the terms of any existing Contracts, the Company will afford to the Purchaser and its Representatives, until the earlier of  the Effective Time or the termination of this Agreement in accordance with its terms, continuing access to the Company Diligence Information, as applicable, and reasonable access during normal business hours and upon reasonable notice, to the Company’s and its subsidiaries’ businesses, properties, books and records and such other data and information as the Purchaser may reasonably request, as well as to its management personnel, including the Company Diligence Information, provided, that:

(i)	such access shall not unduly interfere with the ordinary conduct of the businesses of the Company and its subsidiaries; and

(ii)
other than in circumstances where access thereto or disclosure thereof would not result in the loss of attorney-client privilege, the Company shall not have any obligation in response to a request by the Purchaser to provide access to or otherwise disclose any information or documents subject to attorney-client privilege.

(b)
Subject to compliance with applicable Laws and the terms of any existing Contracts, the Purchaser will afford to the Company and its Representatives, until the earlier of  the Effective Time or the termination of this Agreement in accordance with its terms, reasonable access during normal business hours and upon reasonable notice, to the Purchaser’s and its subsidiaries’ businesses, properties, books and records and such other data and information as the Company may reasonably request, as well as to its management personnel, provided, that:

(i)	such access shall not unduly interfere with the ordinary conduct of the businesses of the Purchaser and its subsidiaries; and

(ii)
other than in circumstances where access thereto or disclosure thereof would not result in the loss of attorney-client privilege, the Purchaser shall not have any obligation in response to a request by the Company to provide access to or otherwise disclose any information or documents subject to attorney-client privilege.

(c)
Subject to compliance with applicable Laws, the Parties will also make available to the other Parties and their Representatives information requested by such other Party for the purposes of preparing, considering and implementing plans for the combined businesses of the Company and the Purchaser and its affiliates following completion of the Merger.

(d)
Without limiting the generality of the provisions of the Confidentiality Agreement, the Purchaser and the Company each acknowledge that all information provided to it under this Section 4.2, or otherwise pursuant to this Agreement or in connection with the transactions contemplated hereby, is subject to the Confidentiality Agreement, which will remain in full force and effect in accordance with its terms notwithstanding any other provision of this Agreement or any termination of this Agreement.

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(e)
If any provision of this Agreement otherwise conflicts or is inconsistent with any provision of the Confidentiality Agreement, then the provisions of this Agreement will supersede those of the Confidentiality Agreement, but only to the extent of the conflict or inconsistency and all other provisions of the Confidentiality Agreement will remain in full force and effect.

(f)
Investigations made by or on behalf of the Purchaser, whether under this Section 4.2 or otherwise, will not waive, diminish the scope of, or otherwise affect any representation or warranty made by the Company in this Agreement.

(g)
Investigations made by or on behalf of the Company, whether under this Section 4.2 or otherwise, will not waive, diminish the scope of, or otherwise affect any representation or warranty made by the Purchaser in this Agreement.

4.3	Covenants of the Company in respect of the Merger

(a)
Subject to the terms and conditions of this Agreement, the Company shall and shall cause its subsidiaries to perform all obligations required to be performed by the Company under this Agreement, cooperate with the Purchaser in connection therewith, and use commercially reasonable efforts to do such other acts and things as may be necessary or desirable in order to complete the Merger and the other transactions contemplated hereby, including (without limiting the obligations of the Company in Article 2):

(i)	publicly announcing the:

(A)	the execution of this Agreement;

(B)	the support of the Company Board of the Merger;

(C)	the recommendation of the Company Board to Company Common Stockholders and Company Preferred Stockholders to vote in favour of the Merger Resolution (collectively, the “Company Recommendation”);

(D)	the execution of the Company Support Agreements by the Directors and Named Executive Officers; and

(E)	the execution of the Company Significant Shareholder Support Agreements by the Company Significant Shareholders; and

(ii)	using its commercially reasonable efforts to obtain and maintain all third party or other consents, waivers, Permits, exemptions, Orders, approvals, agreements, amendments or confirmations that are:

(A)	necessary or advisable under the Company Material Contracts in connection with the Merger; or

49

(B)	required in order to maintain the Company Material Contracts in full force and effect following completion of the Merger,

in the case of each of (A) and (B) of subsection 4.3(a)(ii), on terms that are reasonably satisfactory to the Purchaser, and without paying, and without committing itself or the Purchaser to pay, any consideration or incur any liability or obligation without the prior written consent of the Purchaser.

(b)
use commercially reasonable efforts to negotiate and enter into certain retention arrangements with each of the individuals listed in Schedule G, in each case, subject to the written consent of the Purchaser.

4.4	Covenants of the Purchaser in Respect of the Merger

(a)
Subject to the terms and conditions of this Agreement, the Purchaser shall, and shall cause Acquireco to, perform all obligations required to be performed by each under this Agreement, cooperate with the Company in connection therewith, and use commercially reasonable efforts to do such other acts and things as may be necessary or desirable in order to complete the Merger and other transactions contemplated hereby, including (without limiting the obligations of the Purchaser in Article 2):

(i)	publicly announcing the:

(A)	the execution of this Agreement;

(B)	the support of the Purchaser Board of the Merger;

(C)
the recommendation of the Purchaser Board to Purchaser Shareholders to vote in favour of the Purchaser Meeting Resolutions in connection with the Merger (collectively, the “Purchaser Recommendation”); and

(D)	the execution of the Purchaser Support Agreements by the directors and executive officers of Purchaser; and

(ii)	using its commercially reasonable efforts to obtain and maintain all third party or other consents, waivers, Permits, exemptions, Orders, approvals, agreements, amendments or confirmations that are:

(A)	necessary or advisable under the Purchaser Material Contracts in connection with the Merger; or

(B)	required in order to maintain the Purchaser Material Contracts in full force and effect following completion of the Merger,

in the case of each of (A) and (B) of subsection 4.4(a)(ii), on terms that are reasonably satisfactory to the Company, and without committing the Company to pay, any consideration or incur any liability or obligation without the prior written consent of the Company;

50

(iii)
cooperating with the Company in connection with, and using its commercially reasonable efforts to assist the Company in obtaining, the waivers, consents and approvals referred to in Section 4.3(a)(ii), provided, however, that, notwithstanding anything to the contrary in this Agreement, in connection with obtaining any waiver, consent or approval from any person (other than a Governmental Authority) with respect to any transaction contemplated by this Agreement, the Purchaser will not be required to pay or commit to pay to such person whose waiver, consent or approval is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation;

(iv)
applying for and using commercially reasonable efforts to obtain (A) conditional approval of the listing and posting for trading on the TSX, and (B) approval of the listing and posting for trading on the NYSE American, of the Purchaser Shares issuable as Merger Consideration, and in respect of (A) subject only to the satisfaction by Purchaser of customary listing conditions of the TSX; and

(v)	use commercially reasonable efforts to assist the Company in the negotiation of the employee retention arrangements set forth in Schedule G.

4.5	Covenants of Purchaser Regarding Conduct of Business

The Purchaser covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as expressly permitted or specifically contemplated by this Agreement, (i) as is otherwise required by applicable Law, or (ii) if the Company otherwise consents in writing (to the extent that such consent is permitted by applicable Law):

(a)	the Purchaser will:

(i)	conduct the businesses of the Purchaser and its subsidiaries in the ordinary course consistent with past practice and applicable Law;

(ii)	comply in all material respects with the terms of all Purchaser Material Contracts;

(iii)	use commercially reasonable efforts to maintain and preserve intact its and its subsidiaries’ business organizations, assets, properties, rights and goodwill;

(iv)
use commercially reasonable efforts to maintain satisfactory business relationships with suppliers, customers, distributors, contractual counterparties, contractors, employees, organized labor, Governmental Authorities, Aboriginal Peoples and others having business relationships with it and its subsidiaries;

(v)	duly and timely file all forms, reports, schedules, statements, and other documents required to be filed pursuant to any applicable Laws or Securities Laws.

(b)	the Purchaser will not take any action that would reasonably be likely to result in a Purchaser Material Adverse Effect;

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(c)	the Purchaser will promptly notify the Company, in any event within twenty-four (24) hours, of any:

(i)	change in any “material fact” or any “material change” (as defined in applicable Securities Laws) in relation to the Purchaser or any of its subsidiaries;

(ii)	event, circumstance or development that has had or could reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect;

(iii)
notice or other communication from any person alleging that the consent (or waiver, Permit, exemption, Order, approval, agreement, amendment or confirmation) of such person (or another person) is or may be required in connection with this Agreement or the Merger;

(iv)	notice or other communication from any Governmental Authority in connection with this Agreement (and contemporaneously provide a copy of any such written notice or communication to the Company);

(v)
filings, actions, suits, claims, investigations or proceedings commenced or, to its Knowledge, threatened against, relating to or involving or otherwise affecting the Purchaser or any of its subsidiaries or its or their assets or properties;

(vi)	breach of this Agreement by the Purchaser or Acquireco; or

(vii)	event occurring after the date of this Agreement that would:

(A)	render a representation or warranty, if made on that date or the Closing Date, untrue or inaccurate such that any of the conditions in Section 7.3(b) would not be satisfied; or

(B)
result in the failure of the Purchaser to comply with or satisfy any covenant, condition or agreement (without giving effect to, applying or taking into consideration any qualification already contained in such covenant, condition or agreement) to be complied with or satisfied prior to the Effective Time, and in no event shall the delivery of any notice by a Party pursuant to this Article 4 limit or otherwise affect the respective rights, obligations, representations, warranties, covenants, or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement or constitute an exception to the Purchaser’s representations or warranties;

(d)	the Purchaser will not, directly or indirectly, except in connection with this Agreement:

(i)	alter or amend its Charter Documents or the Charter Documents of any of its material subsidiaries;

(ii)
declare, set aside or pay any dividend on or make any distribution or payment or return of capital in respect of the Purchaser Shares (other than dividends, distributions, payments or return of capital made to the Purchaser by any of its subsidiaries);

52

(iii)
split, divide, consolidate, combine, reclassify, nor undertake any other capital reorganization in respect of the Purchaser Shares or any other securities of the Purchaser or any of its material subsidiaries except in consultation with the Company and in accordance with Section 2.6;

(iv)	reduce the stated capital of the Purchaser Shares or any other securities of the Purchaser or any of its material subsidiaries;

(v)
issue, grant, sell, pledge or otherwise encumber, or authorize or approve or agree to issue, grant, sell, pledge or otherwise encumber any Purchaser Shares or other securities of the Purchaser or any of its material subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Purchaser Shares or other securities of the Purchaser or any of its material subsidiaries, including but not limited to the issue or award of any Purchaser Options, Purchaser RSUs, Purchaser DSUs or Purchaser Warrants except (A) as required pursuant to any existing Contracts in effect as of the date hereof, (B) as compensation for Directors, Officers and employees issued in the ordinary course of business consistent with past practice or (C) as contemplated in the Loan Agreement;

(vi)
redeem, purchase or otherwise acquire (or offer to redeem, purchase or otherwise acquire) any of its outstanding Purchaser Shares or other securities or securities convertible into or exchangeable or exercisable for Purchaser Shares or any such other securities or any shares or other securities of any of its material subsidiaries except according to their terms;

(vii)	amend the terms of any securities of the Purchaser or any of its material subsidiaries;

(viii)	adopt a plan of liquidation or resolution providing for the liquidation or dissolution of the Purchaser or any of its material subsidiaries;

(ix)
reorganize, recapitalize, restructure, amalgamate or merge with any other person and will not cause or permit any of its material subsidiaries to reorganize, recapitalize, restructure, amalgamate or merge with any other person that is not also a subsidiary;

(x)	enter into, modify or terminate any Contract with respect to any of the foregoing; or

(xi)
enter into any transaction or perform any act which could reasonably be expected to prevent or impede, restrict or delay, or be inconsistent with the successful completion of the transactions contemplated herein;

(e)
in the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by any Governmental Authority or private party challenging the Merger or any other transaction contemplated by this Agreement, or any other agreement contemplated hereby, the Purchaser and Acquireco shall cooperate in all respects with Company and shall use commercially reasonable efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed, or overturned any Order, whether temporary, preliminary, or permanent, that is in effect and that prohibits, prevents, or restricts consummation of the transactions contemplated by this Agreement;

53

(f)
the Purchaser will not, and will not cause or permit any of its subsidiaries to, enter into or renew any Contract that could reasonably be expected to prevent or significantly impede or delay the completion of the Merger;

(g)
the Purchaser will not, and will not cause or permit any of its subsidiaries to, take any action which would render, or which reasonably may be expected to render, any representation or warranty made by the Purchaser in this Agreement untrue or inaccurate in any respect at any time prior to the Closing Date if then made; and

(h)
as is applicable, the Purchaser will not, and will not cause or permit any of its subsidiaries to, agree, announce, resolve, authorize or commit to do any of the matters to which the negative covenants in Sections 4.5(b), and 4.5(d) through (g) pertain.

4.6	Mutual Covenants

Each of the Parties covenants and agrees that, subject to the terms and conditions of this Agreement, until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, it will:

(a)
use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 7 to the extent the same is within its control;

(b)
use commercially reasonable efforts to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary and commercially reasonable to permit the completion of the Merger in accordance with its obligations under this Agreement and applicable Laws and cooperate with the other Parties in connection therewith, including using commercially reasonable efforts to:

(i)	obtain all Regulatory Approvals required to be obtained by it;

(ii)	effect or cause to be effected all necessary registrations, filings and submissions of information requested by Governmental Authorities required to be effected by it in connection with the Merger;

(iii)
oppose, lift or rescind any injunction or restraining order against it or other Order or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Merger;

(iv)	defend all lawsuits or other legal, regulatory or other proceedings against the other Party or its directors or officers challenging or affecting this Agreement or the completion of the Merger; and

(v)	cooperate with the other Party in connection with the performance by it of its obligations hereunder;

54

(c)
use commercially reasonable efforts to not take or cause to be taken any action which is inconsistent with this Agreement or which could reasonably be expected to prevent or significantly impede or materially delay the completion of the Merger; and

(d)
use commercially reasonable efforts to execute and do all acts, further deeds, things and assurances as may be required in the reasonable opinion of the other Party’s legal counsel to permit the completion of the Merger.

4.7	Covenants Related to Regulatory Approvals

With respect to obtaining all Regulatory Approvals required for the completion of the Merger, subject to the terms and conditions of this Agreement and until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, each Party, as applicable to that Party, covenants and agrees to:

(a)
use commercially reasonable efforts to prepare and make, as promptly as practicable, but in no event later than twenty (20) Business Days after the date hereof, all necessary registrations and filings with the appropriate Governmental Authorities (other than the filing of Form F-4, Purchaser Circular, and the Company Proxy Statement), including a notification with respect to the Merger pursuant to the HSR Act (if required), Section 721, and any notification required pursuant to any other applicable foreign antitrust or competition laws or regulations (indicating with each such notification and filing a request for early termination or acceleration of any applicable waiting period), supply all information requested by Governmental Authorities in connection with the HSR Act notification (if required), joint filing with CFIUS pursuant to Section 721 and any other applicable foreign antitrust or competition laws or regulations and will consider in good faith the views of the other party in responding to any such request;

(b)
as regards any proposed substantive applications, notices, filings, submissions, undertakings, correspondence and communications (including those described in Section 4.7(a) above and responses to requests for information and inquiries from any Governmental Authority) in respect of obtaining or concluding all required Regulatory Approvals:

(i)	provide the other Party with drafts thereof in advance;

(ii)	permit the other Party a reasonable opportunity to review in advance and comment thereon;

(iii)	agree to consider those comments in good faith; and

(iv)	provide the other Party with final copies thereof,

provided that any competitively sensitive information included therein may be provided on an “external counsel only” basis;

(c)	keep the other Party reasonably informed, on a timely basis, of the status of discussions relating to obtaining or concluding the required Regulatory Approvals sought by such Party;

(d)
supply the other Party with all information necessary to complete the preparation and submission of all necessary registrations and filings with the appropriate Governmental Authorities, including but not limited to, a notification with respect to the Merger pursuant to the HSR Act (if required) and a joint filing to CFIUS pursuant to Section 721;

55

(e)	for greater certainty, the Parties will submit a joint filing to CFIUS, and in connection therewith:

(i)
the Purchaser and the Company shall jointly, (i) as soon as practicable make the draft filing with CFIUS contemplated under 31 C.F.R. § 800.401(f) with respect to the transactions contemplated hereby and engage in the pre-notice consultation process with CFIUS as soon as practicable after the date of this Agreement, and (ii) following such pre-notice consultation, as promptly as practicable following CFIUS notification that the draft filing meets all requirements of 31 C.F.R. § 800.402 of the regulation and is, accordingly, complete, file with CFIUS a voluntary notice as contemplated by 31 C.F.R. § 800.401(a).

(ii)
each of the Purchaser and the Company shall, to the extent permitted by applicable Law and not prohibited by the applicable Governmental Authority, and subject to all applicable privileges, including the attorney- client privilege, with respect to the filing described in Section 4.7(e)(i): (A) cooperate and coordinate with the other in the making of such filings (including providing copies, or portions thereof, of all such documents to the non-filing parties prior to filing and considering all reasonable additions, deletions or changes suggested in connection therewith) and in connection with resolving any investigation or other inquiry of a Governmental Authority with respect to any such filing; (B) supply the other Party with any information that may be required in order to make such filings; (C) supply any additional information that reasonably may be required or requested by CFIUS; and (D) use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other Party hereto in doing, all things necessary, proper or advisable to obtain the CFIUS Approval as soon as practicable;

(iii)
with respect to obtaining the CFIUS Approval, each of the Purchaser and the Company shall: (A) not extend or consent to any extension of any applicable waiting or review period, except upon the prior consent of the other Party; (B) promptly notify the other Party of written or oral communications of any nature from any Governmental Authority relating to the CFIUS Approval  and provide the other Party with copies thereof, except to the extent of competitively or commercially sensitive information in respect of the CFIUS Approval, which competitively sensitive and/or commercially sensitive information will be provided only to the external legal counsel or external expert of the other Party and shall not be shared by such counsel or expert with any other Person; (C) respond as promptly as reasonably possible to any inquiries or requests received from a Governmental Authority in respect of the CFIUS Approval; (D) permit the other Party to review in advance any proposed written communications of any nature with a Governmental Authority in respect of the CFIUS Approval, and provide the other Party with final copies thereof except in respect of competitively or commercially sensitive information, which competitively and/or commercially sensitive information will be redacted from the draft written communications to be shared with the other Party and will be provided (on an unredacted basis) only to the external legal counsel or external expert of the other Party and shall not be shared by such counsel or expert with any other Person; and (E) not participate in any meeting or discussion (whether in person, by phone or otherwise) with a Governmental Authority in respect of the CFIUS Approval unless it consults with the other Party in advance and gives the other Party the reasonable opportunity to attend and participate thereat. Any such disclosures, rights to participate or provisions of information by one Party to the other may be made on a counsel-only basis to the extent required under applicable Law or as appropriate to protect confidential business information;

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(iv)
in order to permit and cause the Effective Time to occur as soon as possible and prior to the Outside Date, each of the Purchaser and the Company shall use its commercially reasonable efforts to, or cause to be done, all commercially reasonable things necessary, proper or advisable to obtain the CFIUS Approval prior to the Outside Date; provided, however, that nothing in this Section 4.7(e)(iv) will require, or be construed to require the Purchaser to agree to (A) sell, hold, or divest, before or after the Effective Date, any assets, businesses or interests of the Purchaser, the Company or any of their respective affiliates, or (B) any conditions relating to, or changes or restrictions in, the operations of any such assets, businesses or interests;

(f)
for greater certainty, notwithstanding anything contrary in this Section 4.7, in no event will Purchaser be obligated to propose or agree to accept any undertaking or condition, to enter into any consent or mitigation agreement, to make any divestiture, to accept any operational restriction, or take any other action with respect to obtaining approval under the HSR Act (if required) or to obtaining CFIUS Approval;

(g)	each of the Purchaser and the Company will share equally and pay the filing fees associated with obtaining any approvals required under the HSR Act (if required) and Section 721; and

4.8	Resignations of Board and Senior Management

(a)
Prior to the Effective Time, the Company shall use commercially reasonable efforts to cause, and it shall cause any of its subsidiaries to use commercially reasonable efforts to cause, all directors and officers of the Company and its subsidiaries to provide resignations as at the Effective Time on the Closing Date, which resignations shall become effective immediately following the acquisition by the Purchaser of all of the shares of Company Stock pursuant to the Merger.

(b)
The Purchaser agrees that it, its subsidiaries and any successor to the Company (including any Surviving Corporation) shall honour and comply with the terms of all of the severance payment obligations of the Company or its subsidiaries under the existing employment, consulting, change of control, and severance agreements of the Company or its subsidiaries properly disclosed to the Purchaser in Schedule 4.8(c) of the Company Disclosure Letter.

4.9	Indemnification and Insurance

(a)
The Parties agree that all rights to indemnification existing in favour of the present and former directors and officers of the Company or any of its subsidiaries (each such present or former director or officer of the Company or any of its subsidiaries being herein referred to as an “Indemnified Party” and such persons collectively being referred to as the “Indemnified Parties”) as provided by contracts or agreements to which the Company is a party and in effect as of the date hereof, as listed in the Company Disclosure Letter, and copies of which are included in the Company Diligence Information, will:

(i)	survive, and continue in full force and effect following, the completion of the transaction contemplated by this Agreement; and

(ii)	shall not be modified by such completion,

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and the Company and any successor to the Company (including any Surviving Corporation) shall continue to honour such rights of indemnification and indemnify the Indemnified Parties pursuant thereto, with respect to actions or omissions of the Indemnified Parties occurring prior to the Effective Time, for six (6) years following the Closing Date, subject to the receipt by the successor to the Company (including any Surviving Corporation) of an undertaking by such Indemnified Party to repay such legal and other fees and expenses paid in advance if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Party is not entitled to be indemnified under applicable Law; provided, however, that the Surviving Corporation will not be liable for any settlement effected without the Surviving Corporation’s prior written consent (which consent shall not be unreasonably withheld).

(b)
Prior to the Effective Time, notwithstanding any other provision hereof, the Company may purchase prepaid non-cancellable run-off directors’ and officers’ liability insurance providing coverage for a period of six (6) years from the Closing Date with respect to claims arising from or related to facts or events which occur on or prior to  the Closing Date, provided that the total cost of such run-off directors’ and officers’ liability insurance shall not exceed 300% of the current annual aggregate premium for directors’ and officers’ liability insurance currently maintained by the Company and its subsidiaries, as disclosed to the Purchaser before the date of this Agreement.

4.10	Intentionally Omitted.

4.11	Control of Business

Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and each of its subsidiaries’ respective operations. Prior to the Effective Time, the Purchaser shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and each of its subsidiaries’ respective operations.

4.12	Tax Treatment of the Merger

For U.S. federal income tax purposes, the Parties intend that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder, and this Agreement is intended to be, and is adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a).
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ARTICLE 5
ADDITIONAL AGREEMENTS

5.1	Company Acquisition Proposals

(a)
Except permitted in this Article 5, from and after the date of this Agreement and until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 6.1, the Company and its subsidiaries shall not, directly or indirectly, and the Company shall not authorize or permit its Representatives to:

(i)
directly or indirectly, make, initiate, solicit or knowingly encourage (including by way of furnishing or affording access to information or any site visit), or otherwise take any other action that knowingly facilitates, directly or indirectly, any inquiry, proposal or offer that constitutes, or that could reasonably be expected to lead to, a Company Acquisition Proposal;

(ii)
enter into or otherwise engage or participate in any substantive discussions or negotiations with, furnish information to, or otherwise co-operate in any way with, any person that is seeking to make, or has made (other than the Purchaser and its subsidiaries) a Company Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a Company Acquisition Proposal; provided, however, that the Company or its Representatives may communicate with such person for the sole purpose of clarifying such Acquisition Proposal, advising such person that the terms of such Acquisition Proposal do not constitute or are not reasonably likely to result in a Company Superior Proposal or advising such person of the terms of this Section 5.1;

(iii)	make or propose publicly to make a Company Change of Recommendation; or

(iv)
accept, enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement effecting or related to any Acquisition Proposal or potential Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted by and in accordance with Section 5.1(d)).

(b)
The Company and its Representatives will, and will cause its subsidiaries and their Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion or negotiations with any person (other than the Purchaser and its Representatives) with respect to any Company Acquisition Proposal or inquiry, proposal or offer that could reasonably be expected to lead to a Company Acquisition Proposal, and immediately discontinue access of any such person to any confidential information concerning the Company and its subsidiaries, including access to any data room, virtual or otherwise. In addition, the Company shall use its commercially reasonable efforts to cause any such person (and its agents and advisors) in possession of any confidential information concerning the Company and its subsidiaries that was furnished by or on behalf of the Company to return or destroy (and confirm destruction of) all such information.

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(c)
With respect to any Company Acquisition Proposal received after the date hereof, or inquiry, proposal or offer that would reasonably be expected to lead to a Company Acquisition Proposal, the Company will:

(i)	promptly (and, in any event, within twenty-four (24) hours) notify the Purchaser, either in writing or orally (with subsequent written notice), of:

(A)	any Company Acquisition Proposal (whether or not in writing); and

(B)
any inquiry, proposal, offer or request (or any substantive amendment or supplement thereto), whether or not in writing, relating to a Company Acquisition Proposal or any request for discussions or negotiations or other communications relating to or that could reasonably be expected to lead to a Company Acquisition Proposal; and

(C)
any request in connection with, or that could reasonably be expected to result in, a Company Acquisition Proposal received by the Company or any of its subsidiaries or any of their Representatives for:

(I)	non-public information relating to the Company (or any of its subsidiaries); or

(II)	access to properties, books, records or the provision of a list of securityholders of the Company (or any of its subsidiaries) by any person;

(ii)	include in the written notification contemplated in Section 5.1(c)(i):

(A)	a copy of the Company Acquisition Proposal, inquiry, proposal, offer or request and any substantive amendments thereto;

(B)	a description of its material terms and conditions if the Company Acquisition Proposal, inquiry, proposal, offer or request is not written;

(C)	the identity of all persons making such Company Acquisition Proposal, inquiry, proposal, offer or request; and

(D)	a summary of all material related communications;

(iii)	promptly provide to the Purchaser such other information concerning such Company Acquisition Proposal, inquiry, proposal, offer or request as the Purchaser may reasonably request; and

(iv)
promptly inform the Purchaser of the status and material details (including all substantive amendments, changes or other modifications) of any such Company Acquisition Proposal, inquiry, proposal, offer or request.

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(d)
Notwithstanding anything to the contrary contained in Section 5.1(a), if the Company receives a bona fide written Company Acquisition Proposal from any person after the date hereof and prior to the Company Meeting that did not result from a breach of this Section 5.1, and subject to the Company’s compliance with Section 5.1(c), the Company and its Representatives may contact such person to clarify the terms and conditions of such Company Acquisition Proposal so as to determine whether such Company Acquisition Proposal is, or could reasonably be expected to lead to, a Company Superior Proposal, furnish information with respect to it to such person pursuant to an Acceptable Confidentiality Agreement, allow such person to conduct a reasonable due diligence investigation of the Company and participate in discussions or negotiations regarding such Company Acquisition Proposal, if and only if:

(i)
prior to any such contacting, furnishing or participation described above, the Company Board determines, in good faith, after consultation with its financial advisors and outside legal counsel, that such Company Acquisition Proposal is or is reasonably likely to result in a Company Superior Proposal and that the failure to participate in discussions or negotiations with the person making such Company Acquisition Proposal or to provide them with such information would be reasonably likely to cause a breach of its fiduciary duties;

(ii)	the Company has been, and continues to be, in compliance in all material respects with its obligations under this Article 5; and

(iii)	prior to or concurrently with providing any such copies, access, or disclosure, the Company:

(A)	enters into and provides a copy of an Acceptable Confidentiality Agreement to the Purchaser promptly (and in any event within twenty-four (24) hours thereafter) upon its execution; and

(B)	contemporaneously provides to the Purchaser access to all information provided to such person to the extent not previously provided to the Purchaser.

(e)
If the Company receives a bona fide Company Acquisition Proposal that is a Company Superior Proposal from any person after the date hereof and prior to the Company Meeting, then the Company Board may, prior to the Company Meeting, make a Company Change of Recommendation relating to such Company Superior Proposal and/or approve or recommend such Company Superior Proposal and/or enter into an Acquisition Agreement with respect to such Company Superior Proposal if and only if:

(i)
the Company did not breach this Section 5.1 in any material respect in connection with the preparation or making of such Company Acquisition Proposal and the Company has been and continues to be in compliance in all material respect with this Section 5.1;

(ii)	the Company has given written notice to the Purchaser that it has received such Company Superior Proposal and that the Company Board has determined that:

(A)	such Company Acquisition Proposal constitutes a Company Superior Proposal; and

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(B)	the Company Board intends to:

(I)	make a Company Change of Recommendation with respect to the Company Superior Proposal; and/or

(II)	enter into an Acquisition Agreement with respect to such Company Superior Proposal,

in each case, promptly following the making of such determination;

(iii)	the Company has provided the Purchaser with a copy of the proposed definitive Acquisition Agreement:

(iv)	a period of at least five (5) full Business Days (such period being the “Superior Proposal Notice Period”) has elapsed from the later of:

(A)	the date the Purchaser received the notice from the Company referred to in Section 5.1(c)(i); and

(B)	the date on which the Purchaser received the materials set out in Section 5.1(c)(ii);

(v)
during any Superior Proposal Notice Period, the Purchaser has been provided with the right to propose to amend the terms of this Agreement and the Merger in order for such Company Acquisition Proposal to cease to be a Company Superior Proposal;

(vi)
after the Superior Proposal Notice Period, the Company Board has determined, after consultation with its outside legal counsel and financial advisors, and otherwise in accordance with Section 5.1(f), and advised the Purchaser in writing that:

(A)	such Company Acquisition Proposal remains a Company Superior Proposal compared to the Merger as proposed to be amended by the Purchaser; and

(B)
the failure by the Company Board to recommend that the Company enter into the Acquisition Agreement with respect to such Company Superior Proposal would be reasonably likely to cause a breach of its fiduciary duties;

(vii)	the Company concurrently terminates this Agreement pursuant to Section 6.1(d)(v); and

(viii)	the Company has previously, or concurrently has, paid to the Purchaser the Company Termination Fee.

(f)	During the Superior Proposal Notice Period:

(i)
the Company Board will review promptly, diligently and in good faith any offer made by the Purchaser to amend the terms of this Agreement and the Merger in order to determine, in consultation with its financial advisors and outside legal counsel, whether the proposed amendments would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal;

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(ii)	if the Company Board determines that such Acquisition Proposal would cease to be a Superior Proposal as a result of the amendments proposed by the Purchaser, then the Company will:

(A)	forthwith so advise the Purchaser; and

(B)	promptly thereafter accept the offer by the Purchaser to amend the terms of this Agreement, and the Merger,

and the Parties agree to take such actions and execute such documents as are necessary to give effect to the foregoing; and

(iii)	if the Company Board:

(A)	continues to believe in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal remains a Superior Proposal; and

(B)	therefore rejects the Purchaser’s offer to amend this Agreement and the Merger, if any,

then the Company may, subject to compliance with the other provisions hereof, terminate this Agreement, in accordance with Section 6.1(d)(v), and enter into an Acquisition Agreement in respect of such Superior Proposal.

(g)	Each successive modification of the financial terms or other material aspects of any Superior Proposal shall:

(i)	constitute a new Superior Proposal for the purposes of Section 5.1(g); and

(ii)	require a new two (2) full Business Day Superior Proposal Notice Period from the date on which the Purchaser received the notice from the Company referred to in Section 5.1(c)(i).

(h)	Unless otherwise directed by the Purchaser, the Company Board shall reaffirm its recommendation in favour of the Merger by news release promptly after:

(i)	the Company Board has determined that any Company Acquisition Proposal is not a Company Superior Proposal, if the Company Acquisition Proposal has been publicly announced or made; or

(ii)
the Company Board makes the determination referred to in Section 5.1(f) that a Company Acquisition Proposal that has been publicly announced or made and which previously constituted a Company Superior Proposal has ceased to be a Company Superior Proposal.

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(i)	The Company and/or any of its subsidiaries will not become a party to any Contract with any person subsequent to the date hereof that limits or prohibits the Company from providing:

(i)
or making available to the Purchaser and its affiliates and Representatives any information provided or made available to such person or its officers, directors, employees, consultants, advisors, agents or other representatives (including solicitors, accountants, investment bankers and financial advisors) pursuant to any confidentiality agreement described in this Section 5.1; or

(ii)	the Purchaser and its affiliates and Representatives with any other information required to be given to it by the Company under this Section 5.1.

(j)
Nothing in this Agreement shall be deemed to prohibit the Company or the Company Board or any committee thereof, from (i) complying with its disclosure obligations under U.S. federal or state law with regard to a Company Acquisition Proposal or an Intervening Event, including taking and disclosing to its stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the U.S. Exchange Act (or any similar communication to stockholders), or (ii) making any “stop-look-and- listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) promulgated under the U.S. Exchange Act (or any similar communications to the stockholders of the Company); provided, however, that (i) any such disclosure (other than (x) issuing a “stop, look and listen” statement in accordance with the Exchange Act pending disclosure of its position thereunder (or any similar communications to the stockholders of the Company) or (y) an express rejection of any Acquisition Proposal or a reaffirmation of the Company Recommendation) shall be deemed to be a Company Change of Recommendation, unless the Company Board expressly and publicly reaffirms the Company Recommendation within five (5) Business Days following any request by Purchaser for such reaffirmation, and (ii) the Company Board or any committee thereof shall not make or resolve to make a Company Change of Recommendation except in the circumstances contemplated in Section 5.1(f)(iii) or Section 5.1(l).

(k)
The Company shall ensure that its subsidiaries and each of the respective Representatives, directors and officers of the Company and its subsidiaries are aware of and instructed to comply with the provisions of this Section 5.1.

(l)
Notwithstanding anything to contrary in this Agreement, at any time prior to the Company Meeting, the Company Board (or a duly authorized committee thereof) may, in response to an Intervening Event, make a Company Change of Recommendation if the Company Board has determined in good faith, after consultation with its legal counsel, that failure to make a Company Change of Recommendation in response to such Intervening Event would reasonably be expected to cause a breach of its fiduciary duties and (i) the Company has provided to the Purchaser at least five (5) Business Days’ prior notice of its intent to take such action, which notice shall provide a reasonably detailed description of the Intervening Event (such notice being referred to herein as an “Intervening Event Notice”) (it being understood and agreed that  any  such Intervening Event Notice shall not in itself be deemed an Company Change of Recommendation); (ii) if requested to do so by the Purchaser, the Company has negotiated, and has caused its Representatives to negotiate, in good faith with the Purchaser during the five (5) Business Day period following the Purchaser’s receipt of the Intervening Event Notice (such period, an “Intervening Event Notice Period”), any changes or modifications to the terms of this Agreement that the Purchaser proposes to make; and (iii) at the end of such Intervening Event Notice Period, the Company Board (or a duly authorized committee thereof) shall have determined in good faith, after consultation with its legal counsel and taking into account any changes or modifications to the terms of this Agreement proposed by the Purchaser to the Company in a written, binding and irrevocable offer, that failure to make a Company Change of Recommendation in response to such Intervening Event would be reasonably likely to be inconsistent with the Company Board’s fiduciary duties under applicable Law.

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5.2	Company Termination Fee

(a)	“Company Termination Fee Event” means any of the following events:

(i)
this Agreement shall have been terminated by the Company or the Purchaser pursuant to Section 6.1(b)(i) [Occurrence of Outside Date], Section 6.1(b)(ii) [Merger Resolution Not Approved by Company Common Stockholders] or Section 6.1(c)(iii) [Company General Breach], and:

(A)	prior to such termination, either:

(I)
a Company Acquisition Proposal is made, publicly announced or otherwise publicly disclosed by any person (other than the Purchaser or any of its affiliates) and was not withdrawn before the Company Meeting; or

(II)	any person (other than the Purchaser or any of its affiliates) shall have publicly announced and not withdrawn an intention to make a Company Acquisition Proposal;

and

(B)	within 365 days following the date of such termination:

(I)	a Company Acquisition Proposal is consummated with any person; or

(II)
the Company or one or more of its subsidiaries, directly or indirectly, in one or more transactions, enters into a contract in respect of a Company Acquisition Proposal with any person and such Acquisition Proposal is subsequently consummated at any time thereafter, provided, however, that for the purposes of this Section 5.2(a)(i) all references to “20% or more” in the definition of Acquisition Proposal shall be changed to “50% or more”;

(ii)	this Agreement shall have been terminated by the Purchaser pursuant to Section 6.1(c)(i) [Company Change of Recommendation] or Section 6.1(c)(ii)(B) [Company Breach of No-Shop or Related Matters]; or

(iii)	this Agreement shall have been terminated by the Company pursuant to Section 6.1(d)(v) [Company Superior Proposal].

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(b)	In the case of the occurrence of a Company Termination Fee Event referred to in:

(i)	Section 5.2(a)(i), on or prior to the earlier of:

(A)	completion of; or

(B)	entry into,

an Acquisition Agreement in respect of the applicable Company Acquisition Proposal;

(ii)	Section 5.2(a)(ii) within one (1) Business Day following termination of this Agreement; or

(iii)	Section 5.2(a)(iii), prior to or concurrent with termination of this Agreement,

the Company shall pay to the Purchaser a termination fee of $4.0 million (the “Company Termination Fee”) by wire transfer in immediately available funds to an account specified by the Purchaser.

(c)
Each Party acknowledges that all of the payment amounts set out in this Section 5.2 are payments in consideration for the disposition of the Purchaser’s rights under this Agreement and represent liquidated damages which are a genuine pre-estimate of the damages which the Purchaser will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties and the Company irrevocably waives any right that it may have to raise as a defence that any such liquidated damages are excessive or punitive.

(d)
The Parties agree that in the event that the Company Termination Fee becomes payable and is paid by the Company pursuant to this Section 5.2, the Company Termination Fee shall be the Purchaser’s and Acquireco’s sole and exclusive remedy for monetary damages under this Agreement, provided, however, that:

(i)
nothing contained in this Section 5.2, and no payment of any such amount, shall relieve or have the effect of relieving the Company in any way from liability for damages incurred or suffered by the Purchaser as a result of an intentional or wilful breach of this Agreement, including the intentional or wilful misconduct in connection with this Agreement;

(ii)	nothing contained in this Section 5.2 shall preclude the Purchaser from seeking:

(A)	injunctive relief in accordance with Section 8.18 to restrain the breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement; or

(B)
specific performance of any of the acts, covenants or agreements set forth in this Agreement or the Confidentiality Agreement, without the necessity of posting a bond or security in connection therewith; and

(iii)
nothing contained in this Section 5.2 shall modify the Company’s obligation to pay the Purchaser for its reasonable, documented, out-of-pocket expenses incurred in connection with the Transaction in accordance with Section 5.5.

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5.3	Reserved.

5.4	Other Expenses

Each Party will pay:

(a)
its respective legal and accounting costs, fees and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant to this Agreement; and

(b)	any other costs, fees and expenses whatsoever and howsoever incurred;

and will indemnify and save harmless the other Party from and against any claim for any broker’s, finder’s or placement fee or commission alleged to have been incurred as a result of any action by it in connection with the transactions hereunder, provided, however, that Purchaser and the Company shall be equally responsible for all filing fees incurred in connection with the HSR Act, Section 721 or any other Antitrust Laws in connection with the consummation of the transactions contemplated by this Agreement (if applicable); and provided further, (i) in the event the Company terminates this Agreement pursuant to Section 6.1(b)(iv), the Purchaser shall promptly pay to the Company the amount of the Company’s reasonable, documented, out-of- pocket fees and expenses incurred in furtherance of the Transaction, subject to a maximum of $600,000, and (ii) in the event the Purchaser terminates this Agreement pursuant to Section 6.1(b)(ii) or Section 6.1(b)(iii), the Company shall promptly pay to the Purchaser the amount of the Purchaser’s reasonable, documented, out-of-pocket fees and expenses incurred in furtherance of the Transaction, subject to a maximum of $600,000, (which amount shall be creditable against any Company Termination Fee payable pursuant to Section 5.2(a)(i)).

ARTICLE 6
TERMINATION

6.1	Termination

(a)	Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Effective Time by mutual written consent of the Company and the Purchaser.

(b)	Termination by Either the Company or the Purchaser. This Agreement may be terminated by either the Company or the Purchaser at any time prior to the Effective Time, if:

(i)
the Effective Time does not occur on or before the Outside Date, provided that the right to terminate this Agreement under this Section 6.1(b)(i) shall not be available to any Party whose failure to fulfil any of its covenants or obligations or breach of any of its representations and warranties under this Agreement has been a principal cause of, or resulted in, the failure of the Effective Time to occur by such date;

(ii)	the Company Meeting is held and the Merger Resolution is not approved by the Company Common Stockholders in accordance with applicable Laws;

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(iii)	the Company Meeting is held and the Merger Resolution is not approved by the Company Preferred Stockholders in accordance with applicable Laws; or

(iv)	the Purchaser Meeting is held and the Purchaser Meeting Resolution is not approved by the Purchaser Shareholders in accordance with applicable Laws;

(v)
any Law is enacted, made, enforced or amended, as applicable, that makes the completion of the Merger or the transactions contemplated by this Agreement illegal or otherwise prohibited, and such Law has become final and non-appealable, provided that the right to terminate this Agreement under this Section 6.1(b)(iv) shall not be available to any Party unless such Party has used its commercially reasonable efforts to, as applicable, appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Merger.

(c)	Termination by the Purchaser. This Agreement may be terminated by the Purchaser at any time prior to the Effective Time if:

(i)	the Company Board or any committee thereof:

(A)	fails to publicly make the Company Recommendation in the Company Proxy Statement;

(B)	withdraws, modifies, qualifies or changes, in a manner adverse to the Purchaser, the Company Recommendation;

(C)	fails to reaffirm the Company Recommendation as contemplated by Section 5.1(h);

(D)	accepts, approves, endorses or recommends any Company Acquisition Proposal; or

(E)	publicly proposes or announces its intention to do any of the foregoing (each of the foregoing a “Company Change of Recommendation”);

(ii)	the Company:

(A)	enters into an Acquisition Agreement in respect of any Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted by Section 5.1(d)); or

(B)	breaches any of its material obligations or material covenants set forth in Section 5.1;

(iii)
subject to compliance with Section 6.3, the Company breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would cause any of the conditions set forth in Section 7.1 or Section 7.3 not to be satisfied by the Outside Date, and such breach is incapable of being cured or is not cured in accordance with the terms of Section 6.3, provided, however, that the Purchaser is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 7.1 or Section 7.2 not to be satisfied; or

(iv)	a Company Material Adverse Effect has occurred and is continuing.

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(d)	Termination by the Company. This Agreement may be terminated by the Company at any time prior to the Effective Time if:

(i)	[omitted];

(ii)	[omitted];

(iii)
subject to compliance with Section 6.3, if the Purchaser breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would cause any of the conditions set forth in Section 7.1 or Section 7.2 not to be satisfied, and such breach is incapable of being cured or is not cured in accordance with the terms of Section 6.3, provided, however, that the Company is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 7.1 or Section 7.3 not to be satisfied.

(iv)	a Purchaser Material Adverse Effect has occurred and is continuing; or

(v)
at any time prior to the approval of the Merger Resolution, if the Company Board approves and authorizes the Company to enter into a definitive agreement providing for the implementation of a Company Superior Proposal in accordance with Section 5.1(f), subject to the Company:

(A)	complying with the terms of Section 5.1; and

(B)	paying the Company Termination Fee.

6.2	Void upon Termination

(a)	If this Agreement is terminated pursuant to Section 6.1, then:

(i)	this Agreement shall become void and of no force and effect; and

(ii)	no Party will have any liability or further obligation to the other Party hereunder,

except that the provisions of this Section 6.2, Section 5.2, Section 5.4 and Article 8 (other than Section 8.6 and Section 8.11) shall survive any termination hereof pursuant to Section 6.1.

(b)	Neither:

(i)	the termination of this Agreement; nor

(ii)	anything contained in Section 5.2 or this Section 6.2,

will relieve any Party from any liability for any intentional or wilful breach by it of this Agreement, including any intentional or wilful making of a misrepresentation in this Agreement.

(c)	Notwithstanding anything to the contrary contained in this Agreement, the Confidentiality Agreement shall survive any termination hereof pursuant to Section 6.1.

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6.3	Notice and Cure Provisions

(a)
If any Party determines, at any time prior to the Effective Time, that it intends to refuse to complete the transactions contemplated hereby because of any unfilled or unperformed condition contained in this Agreement, then such Party will so notify the other Party forthwith upon making such determination in order that the other Party will have the right and opportunity to take such steps, at its own expense, as may be necessary for the purpose of fulfilling or performing such condition within a reasonable period of time, but in no event later than the Outside Date.

(b)	Neither the Company nor the Purchaser may:

(i)	elect not to complete the transactions contemplated hereby pursuant to the conditions precedent contained in Article 7 hereof; or

(ii)	exercise any termination right arising therefrom,

and no payments will be payable as a result of such election pursuant to Article 7 unless forthwith, and in any event prior to the Effective Time, the Party intending to rely thereon has given a written notice to the other Party.

(c)	The notice required pursuant to Section 6.3(b) must specify, in reasonable detail all breaches of:

(i)	covenants;

(ii)	representations and warranties; or

(iii)	other matters,

which the Party giving such notice is asserting as the basis for the non-fulfillment of the applicable condition precedent or the exercise of the termination right, as the case may be.

(d)
If any notice required pursuant to Section 6.3(b) is duly given, then provided that the other Party is proceeding diligently to cure such matter, if such matter is susceptible to being cured, the Party giving such notice may not terminate this Agreement as a result thereof until the earlier of the:

(i)	Outside Date; and

(ii)	date of expiration of a period of 15 Business Days from such notice.

(e)
If notice required pursuant to Section 6.3(b) is duly given prior to the date of the Company Meeting or the Purchaser Meeting, then such meeting, unless the Parties otherwise agree, will be postponed or adjourned until the expiry of such period (without causing any breach of any other provision contained herein).

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ARTICLE 7
CONDITIONS PRECEDENT

7.1	Mutual Conditions Precedent

The respective obligations of the Parties to complete the Merger are subject to the satisfaction, or mutual waiver by the Parties, on or before the Closing Date, of each of the following conditions, each of which are for the mutual benefit of the Parties and which may be waived, in whole or in part, by the Purchaser and the Company at any time:

(a)	the Merger Resolution has been approved by the Company Common Stockholders and Company Preferred Stockholders at the Company Meeting, in accordance with the applicable Laws;

(b)	the Purchaser Meeting Resolution has been approved by the Purchaser Stockholders at the Purchaser Meeting, in accordance with the applicable Laws;

(c)
all necessary filings pursuant to the HSR Act (if required) shall have been made and all applicable waiting periods thereunder shall have expired or been terminated, and CFIUS Approval shall have been obtained;

(d)	the Form F-4 shall have become effective under the U.S. Securities Act and shall not be the subject of any stop order;

(e)
the Purchaser Shares issuable as Common Stock Consideration and the Purchaser Shares issuable upon conversion of the Purchaser Preferred Shares issuable as Preferred Stock Consideration pursuant to this Agreement shall have been (i) conditionally approved for listing and posting for trading on the TSX and (ii) approved for listing and posting for trading on the NYSE American, subject only to satisfaction of the standard listing conditions, including notice of issuance;

(f)
there shall be in effect no Law or Order (whether temporary, preliminary or permanent) that has the effect of prohibiting the consummation of the Merger, and no litigation instituted by any Governmental Authority seeking to prohibit the consummation of the Merger shall be pending, and

(g)	no:

(i)	Law shall have been enacted, issued, promulgated, enforced, made, entered, issued or applied; or

(ii)	proceeding shall have been taken, or be pending or threatened under any Laws or by any Governmental Authority (whether temporary, preliminary or permanent),

that makes the Merger illegal or otherwise directly or indirectly cease trades, enjoins, restrains or otherwise prohibits completion of the Merger.
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7.2	Additional Conditions Precedent to the Obligations of the Company

The obligation of the Company to complete the Merger will be subject to the satisfaction, or waiver by the Company, on or before the Closing Date, of each of the following conditions, each of which is for the exclusive benefit of the Company and which may be waived by the Company at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that the Company may have:

(a)	the Purchaser and Acquireco shall have complied in all material respects with their obligations, covenants and agreements in this Agreement to be performed and complied with on or before the Closing;

(b)
(i) the representations and warranties of the Purchaser and Acquireco in Section 3.2 and Schedule F, other than the representations and warranties in Sections 1.1, 1.2, 1.3, 1.12 and 1.13 of Schedule F, shall be true and correct (disregarding for this purpose all materiality or Purchaser Material Adverse Effect qualifications contained therein) at and as of Closing Date as if made on and as of such date (except for such representations and warranties which are made as of another specified date, in which case such representations and warranties shall have been true and correct as of that date) except for breaches of representations and warranties which have not and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect; (ii) the representations and warranties in Section 1.1, 1.3, 1.12 and 1.13 of Schedule F shall be true and correct in all respects at and as of the Closing Date as if made on and as of such date (not disregarding for this purpose any materiality or Purchaser Material Adverse Effect qualifications contained therein, and except for such representations and warranties which are made as of another specified date, in which case such representations and warranties shall have been true and correct as of that date), and (iii) the representations and warranties in Section 1.2 (Capital Structure) of Schedule F shall be true and correct in all material respects at and as of the Closing Date as if made on and as of such date (not disregarding for this purpose any materiality or Purchaser Material Adverse Effect qualifications contained therein, and except for such representations and warranties which are made as of another specified date, in which case such representations and warranties shall have been true and correct as of that date);

(c)	the Purchaser has complied with its obligations under Section 2.14 and the Depositary shall have confirmed receipt of the Merger Consideration;

(d)	the Company shall have received a certificate of the Purchaser and Acquireco:

(i)	signed by a senior officer of each company; and

(ii)	dated the Closing Date,

certifying that the conditions set out in Section 7.2(a) and Section 7.2(b) have been satisfied, which certificate will cease to have any force and effect after the Effective Time;

(e)	the Company shall have received a certificate of each of the Purchaser and Acquireco:

(i)	signed by a senior officer of the applicable company; and

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(ii)	dated the Closing Date,

and certifying that appended thereto are:

(iii)	true and complete copies of the Charter Documents of the applicable company, including their respective notice of articles, articles, articles of incorporation, bylaws or equivalent,

(iv)
certificates of good standing (or equivalent) issued by the relevant corporate registry or secretary of state confirming the existence and good standing of the applicable company as of a date no earlier than two Business Days prior to the Closing Date,

(v)	certified copies of resolutions of the Board of Directors of the applicable company approving the entering into of the Agreement and the consummation of the transactions contemplated hereby, and

(vi)	a certificate of incumbency of the applicable company;

(f)	there has not occurred, prior to the Effective Time:

(i)	a Purchaser Material Adverse Effect; or

(ii)	any event, occurrence, circumstance or development that would reasonably be expected to have a Purchaser Material Adverse Effect; and

(g)	an individual designated by the Company (and reasonably acceptable to the Purchaser Board), will have been appointed to the Purchaser Board to be effective immediately after the Effective Time.

7.3	Additional Conditions Precedent to the Obligations of the Purchaser

The obligations of the Purchaser and Acquireco to complete the Merger will be subject to the satisfaction, or waiver by the Purchaser, on or before the Closing Date, of each of the following conditions, each of which is for the exclusive benefit of the Purchaser and which may be waived by the Purchaser at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that the Purchaser may have:

(a)	the Company shall have complied in all material respects with its obligations, covenants and agreements in this Agreement to be performed and complied with on or before the Closing;

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(b)
(i) the representations and warranties of the Company in Section 3.1 and Schedule E, other than the representations and warranties in Sections 1.1(a), 1.1(b), 1.1(d), 1.2 and 1.3 and 1.27 of Schedule E, shall be true and correct (disregarding for this purpose all materiality or Company Material Adverse Effect qualifications contained therein) at and as of Closing Date as if made on and as of such date (except for such representations and warranties which are made as of another specified date, in which case such representations and warranties shall have been true and correct as of that date) except for breaches of representations and warranties which have not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; (ii) the representations and warranties in Section 1.1(a), 1.1(b), 1.1(d), 1.3 and 1.27 of Schedule E shall be true and correct in all respects at and as of the Closing Date as if made on and as of such date (not disregarding for this purpose any materiality or Company Material Adverse Effect qualifications contained therein, and except for such representations and warranties which are made as of another specified date, in which case such representations and warranties shall have been true and correct as of that date), and (iii) the representations and warranties in Section 1.2 (Capital Structure) of Schedule E shall be true and correct in all material respects at and as of the Closing Date as if made on and as of such date (not disregarding for this purpose any materiality or Company Material Adverse Effect qualifications contained therein, and except for such representations and warranties which are made as of another specified date, in which case such representations and warranties shall have been true and correct as of that date);

(c)
each of the Company Significant Shareholders will have entered into a Support Agreement with the Purchaser, none of such Company Significant Shareholder Support Agreements will have been terminated and none of the Company Significant Shareholders will have breached, in any material respect, any of the representations, warranties and covenants thereof;

(d)
each of the Directors and Named Executive Officers of the Company will have entered into a Company Support Agreement with the Purchaser, none of such Company Support Agreements will have been terminated and none of the Directors and Named Executive Officers of the Company will have breached, in any material respect, any of the representations, warranties and covenants thereof;

(e)	the Company Common Stock remains “regularly traded” on an established securities market within the meaning of Section 897 of the Code and Treasury Regulation Section 1.897-9T(d);

(f)	the Purchaser shall have received a certificate of the Company:

(i)	signed by a senior officer of the Company; and

(ii)	dated the Closing Date,

certifying that the conditions set out in Section 7.3(a) and Section 7.3(b) have been satisfied, which certificate will cease to have any force and effect after the Effective Time;

(g)	the Purchaser shall have received a certificate of the Company:

(i)	signed by a senior officer of the Company; and

(ii)	dated the Closing Date,

and certifying that appended thereto are:

(iii)	true and complete copies of the Charter Documents of each of the Company and its subsidiaries, including their respective notice of articles, articles, articles of incorporation, bylaws or equivalent,

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(iv)
certificates of good standing (or equivalent) issued by the relevant corporate registry or secretary of state confirming the existence and good standing of each of the Company and its subsidiaries as of a date no earlier than two Business Days prior to the Closing Date,

(v)	certified copies of resolutions of the Board of Directors approving the entering into of the Agreement and the consummation of the transactions contemplated hereby, and

(vi)	a certificate of incumbency of the Company;

(h)
payments to the Company Board Financial Advisor shall have been made by the Company in accordance with the terms of the engagement letters disclosed to the Purchaser in the Data Room Information and the Company shall have provided evidence of payment in such amounts as set forth in the engagement letters and no greater amount has been paid or is owed to the Company Board Financial Advisor; and

(i)	there has not occurred, prior to the Effective Time:

(i)	a Company Material Adverse Effect; or

(ii)	any event, occurrence, circumstance or development that would reasonably be expected to have a Company Material Adverse Effect.

ARTICLE 8
GENERAL

8.1	Notices

Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and will be given by personal delivery or by electronic means of communication addressed to the recipient as follows:

(a)	if to the Purchaser or Acquireco as follows:

Americas Silver Corporation
145 King Street West Suite 2870
Toronto, ON M5H 1J8

Attention:	Darren Blasutti
Facsimile No.:	1 (866) 401-3069
E-mail:	dblasutti@americassilvercorp.com

with a copy (which will not constitute notice) to:

Blake, Cassels & Graydon LLP
199 Bay Street West Suite 4000
Toronto, ON M5L 1A9

Attention:	Michael Hickey
Facsimile No.:	(416) 863-2653
E-mail:	michael.hickey@blakes.com

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and a copy (which will not constitute notice) to:

Troutman Sanders LLP
401 9th Street, N. W. Suite 1000
Washington, D.C. 20004

Attention:	Thomas M. Rose
Facsimile No.:	(757) 687-1529
E-mail:	thomas.rose@troutman.com

if to the Company:

Pershing Gold Corporation
1658 Cole Blvd., Bldg 6
Suite 210
Lakewood, CO 80401

Attention:	Stephen Alfers
Facsimile No.:	(720) 974-7249
E-mail:	salfers@pershinggold.com

with a copy (which will not constitute notice) to:

Davis Graham & Stubbs LLP
1550 Seventeenth Street, Suite 500
Denver, Colorado 80202

Attention:	Brian Boonstra
Facsimile No.:	303 893 1379
E-mail:	brian.boonstra@dgslaw.com

or to such other persons, addresses or facsimile numbers as may be designated in writing by the person entitled to receive such communication as provided above.

8.2	Notices deemed given

Any demand, notice or other communication given pursuant to Section 8.1 will be taken to be duly given, in the case of delivery by:

(a)	hand, when delivered;

(b)	facsimile, on receipt by the sender of a transmission control report from the despatching machine showing the:

(i)	relevant number of pages;

(ii)	correct destination fax machine number or name of the recipient; and

(iii)	the transmission has been made without error;

and

(c)	email, on receipt by the sender of an email message from the recipient, specifically acknowledging receipt, such acknowledgement being in a form that is not automatically generated,

but if the result is that a demand, notice or other communication would be taken to be given or made on a day that is not a Business Day or the demand, notice or other communication is delivered later than 4:00 pm (local time of the recipient), then it will be taken to have been duly given or made at the commencement of business on the next Business Day.
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8.3	Assignment

Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any Party without the prior written consent of the other Party.

8.4	Benefit of Agreement

This Agreement will enure to the benefit of and be binding upon the respective successors (including any successor by reason of amalgamation or statutory arrangement) and permitted assigns of the Parties.

8.5	Third Party Beneficiaries

(a)	Except as provided in Section 4.9(a), which, without limiting its terms, is intended as stipulations for the benefit of the Indemnified Parties, the Parties intend that:

(i)	this Agreement will not benefit or create any right or cause of action in favour of any person, other than the Parties; and

(ii)	no person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

(b)
Despite the foregoing, the Parties acknowledge to each of the Indemnified Parties their direct rights against the applicable Party under Section 4.9(a), which are intended for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and his or her legal representatives, and for such purpose, the Company confirms that it is acting as trustee on their behalf, and agrees to enforce such provisions on their behalf.

8.6	Time of Essence

Time is of the essence of this Agreement.

8.7	Public Announcements

(a)
Except as described in this Agreement, no Party shall issue any news release or otherwise make written public statements with respect to the Merger or this Agreement without the consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed).

(b)
Neither the Party shall make any filing with any Governmental Authority with respect to the Merger or the transactions contemplated hereby without prior consultation with the other, provided, however, that:

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(i)	the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing required under applicable Laws; and

(ii)	the Party making the disclosure shall use commercially reasonable efforts to:

(A)	give prior oral or written notice to the other Party; and

(B)	reasonable opportunity for the other Party to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing),

and if such prior notice is not possible, to give notice immediately following the making of any such disclosure or filing.

(c)
Except as otherwise required by Section 5.1, the Company shall have no obligation to obtain the consent of or consult with the Purchaser prior to any news release, public statement, disclosure or filing by the Company with regard to an Acquisition Proposal or a Company Change of Recommendation.

(d)	The Parties acknowledge that this Agreement may be filed under such Party’s profile on SEDAR and on EDGAR without any further notice to any of them.

8.8	Anti-Takeover Statutes

Assuming the accuracy of the representations and warranties of the Purchaser and Acquireco set forth in Section 1.12 of Schedule Aa.i.1.a.i.1.a.Schedule F: (a) the Company Board has taken all action necessary to render inapplicable NRS 78.378 – 78.3793 and NRS 78.438 – 78.444 as they relate to the execution, delivery and performance of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement, the Company Support Agreement and Company Significant Shareholder Support Agreement, and (b) no other “control share acquisition,” “fair price,” “moratorium,” or other anti-takeover Law becomes or is deemed to be applicable to Purchaser, the Acquireco, the Company, the Merger, or any other transaction contemplated by this Agreement.

8.9	Section 16 Matters

Prior to the Effective Time, the Company, the Purchaser, and Acquireco shall each take all such steps as may be required to cause to be exempt under Rule 16b-3 promulgated under the U.S. Exchange Act any dispositions of shares of Company Common Stock or Company Preferred Stock (including derivative securities with respect to such shares) that are treated as dispositions under such rule and result from the transactions contemplated by this Agreement by each director or officer of the Company who is subject to the reporting requirements of Section 16(a) of the U.S. Exchange Act with respect to the Company immediately prior to the Effective Time.

8.10	Governing Law; Attornment

(a)
This Agreement shall be governed by and construed in accordance with, including as to validity, interpretation and effect, the internal Laws of the State of Nevada without giving effect to any choice or conflict of law provision or rule (whether of the State of Nevada or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than those of the State of Nevada.

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(b)	Each of the Parties hereby:

(i)
irrevocably agrees that any Legal Action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by any other party hereto or its successors or assigns shall be brought and determined exclusively in the courts of the State of Nevada, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in the relevant federal court;

(ii)
agrees that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8.1 or in such other manner as may be permitted by applicable Laws, will be valid and sufficient service thereof;

(iii)
irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court or tribunal other than the aforementioned courts;

(iv)
irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim, or otherwise, in any action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder: (X) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve process in accordance with this Section 8.10; (Y) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise); and (Z) to the fullest extent permitted by the applicable Law, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper, or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

8.11	Entire Agreement

(a)	This Agreement constitutes, together with the Confidentiality Agreement and the Loan Agreement, the entire agreement between the Parties with respect to the subject matter thereof.

(b)
There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the Parties with respect thereto except as expressly set forth in this Agreement, the Confidentiality Agreement and the Loan Agreement.

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8.12	Amendment

This Agreement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Time, be amended or supplemented in any and all respects, by written agreement of the Parties without, subject to applicable Laws, further notice to or authorization on the part of the Company Stockholders, and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation, term or provision contained herein or in any document delivered pursuant hereto; or

(c)	waive compliance with or modify any of the:

(i)	conditions precedent referred to in Article 7; or

(ii)	any of the covenants herein contained or waive or modify performance of any of the obligations of the Parties,

provided, however, that no such amendment may reduce or materially affect the consideration to be received by the Company Stockholders under the Merger without their approval at the Company Meeting or, following the Company Meeting, without their approval given in the same manner as required by applicable Laws for the approval of the Merger as may be required by the Court.

8.13	Waiver and Modifications

(a)	At any time prior to the Effective Time, any Party may:

(i)	waive, in whole or in part, any inaccuracy of, or consent to the modification of, any representation or warranty made to it hereunder or in any document to be delivered pursuant hereto;

(ii)	extend the time for the performance of any of the obligations or acts of the other Parties;

(iii)
unless prohibited by applicable Law, waive or consent to the modification of any of the covenants herein contained for its benefit or waive or consent to the modification of any of the obligations of the other Parties hereto; or

(iv)	unless prohibited by applicable Law, waive the fulfillment of any condition to its own obligations contained herein.

(b)	No waiver or consent to the modifications of any of the provisions of this Agreement will be effective or binding unless:

(i)	made in writing; and

(ii)	signed by the Party or Parties purporting to give the same,

and, unless otherwise provided, will be limited to the specific breach or condition waived.
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(c)	The rights and remedies of the Parties hereunder are cumulative and are in addition to, and not in substitution for, any other rights and remedies available at law or in equity or otherwise.

(d)
No single or partial exercise by a Party of any right or remedy precludes or otherwise affects any further exercise of such right or remedy or the exercise of any other right or remedy to which that Party may be entitled.

(e)
No waiver or partial waiver of any nature, in any one or more instances, will be deemed or construed a continued waiver of any condition or breach of any other term, representation or warranty in this Agreement.

8.14	Severability

If any term or provision of this Agreement is determined by any court of competent jurisdiction to be invalid, illegal or unenforceable, that term or provision will be severed from this Agreement and the remaining provisions will continue in full force and effect so long as the economic or legal substance of the transactions contemplated herein is not affected in any material manner or would prevent or significantly impede or materially delay the completion of the Merger.

8.15	Mutual Interest

Notwithstanding the fact that any part of this Agreement has been drafted or prepared by or on behalf of one of the Parties, all Parties confirm that:

(a)	they and their respective counsel have reviewed and negotiated this Agreement;

(b)	the Parties have adopted this Agreement as the joint agreement and understanding of the Parties;

(c)	the language used in this Agreement will be deemed to be the language chosen by the Parties to express their mutual intent;

(d)
the Parties waive the application of any Laws or rules of construction providing that ambiguities in any agreement or other document will be construed against the Party drafting such agreement or other document; and

(e)
no rule of construction providing that a provision is to be interpreted in favour of the person who contracted the obligation and against the person who stipulated it will be applied against any Party.

8.16	Further Assurances

Subject to the provisions of this Agreement, the Parties will, from time to time, do all acts and things and execute and deliver all such further documents and instruments, as the other Parties may, either before or after the Closing Date reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Acquireco, any deeds, bills of sale, assignments, or assurances and to take and do, in the name and on behalf of the Company or Acquireco, any other actions and things to vest, perfect, or confirm of record or otherwise in the Surviving Corporation any and all right, title, and interest in, to and under any of the rights, properties, or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.
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8.17	Remedies

Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a party to this Agreement will be cumulative with, and not exclusive of, any other remedy contained in this Agreement, at law, or in equity. The exercise by a party to this Agreement of any one remedy will not preclude the exercise by it of any other remedy.

8.18	Injunctive Relief

Subject to Section 5.2(d), the Parties agree that irreparable harm would occur if any of the provisions of this Agreement:

(a)	are not performed in accordance with their specific terms; or

(b)	are otherwise breached,

for which money damages would not be an adequate remedy at law and accordingly agree that, in addition to any other remedy to which a Party may be entitled at law or in equity, a Party will be entitled to seek an injunction or injunctions and other equitable relief to prevent breaches of this Agreement and the Parties waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

8.19	No Personal Liability

(a)
No director, officer or employee of the Purchaser will have any personal liability to the Company under this Agreement or any other document delivered in connection with this Agreement or the Merger on behalf of the Purchaser.

(b)
No director, officer or employee of the Company will have any personal liability to the Purchaser under this Agreement or any other document delivered in connection with this Agreement or the Merger on behalf of the Company.

8.20	Waiver of Jury Trial

EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION; (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY; AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.20.

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8.21	Counterparts

This Agreement may be executed and delivered in any number of counterparts (including by facsimile or electronic transmission), each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument. This Agreement will become effective when each party to this Agreement will have received counterparts signed by all of the other Parties.

[Remainder of page has been left intentionally blank. Signature page follows.]

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IN WITNESS WHEREOF the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

AMERICAS SILVER CORPORATION

By:	(signed) “Darren Blasutti”
	Name:	Darren Blasutti
	Title:	President and CEO

R MERGER SUB, INC.

By:	(signed) “Darren Blasutti”
	Name:	Darren Blasutti
	Title:	Director

PERSHING GOLD CORPORATION

By:	(signed) “Stephen D. Alfers”
	Name:	Stephen D. Alfers
	Title:	President and CEO

SCHEDULE A
ARTICLES OF INCORPORATION

A - 1

040105

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Filed in the office of	Document Number
Barbara K. Cegavske	20180422206-17
Barbara K. Cegavske Secretary of State State of Nevada	Filing Date and Time 09/26/2018 4:33 PM
	Entity Number E0453592018-0

Articles of Incorporation
(PURSUANT TO NRS CHAPTER 78)

(This document was filed electronically.)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

1. Name of Corporation: R MERGER SUB, INC.

2. Registered Agent for Service of Process: (check only one box)

[X] Commercial Registered Agent: REW R GOODENOW
Name

[ ] Noncommercial Registered Agent (name and address below) OR [ ] Office or Position with Entity (name and address below)

Name of Noncommercial Registered Agent OR Name of Title of Office or Other Position with Entity

Street Address | City | Nevada | Zip Code

Mailing Address (if different from street address) | City | Nevada | Zip Code

3. Authorized Stock: (number of shares corporation is authorized to issue)

Number of shares *with par value:* | Par value per share: $ | Number of shares *without par value:* 2500

4. Names and Addresses of the Board of Directors/Trustees: (each Director/Trustee must be a natural person at least 18 years of age; attach additional page if more than two directors/trustees)

Name	Street Address	City	State	Zip Code
1) DARREN BLASUTTI	145 KING ST. WEST, SUITE 2870	TORONTO ONTARIO, CAN		M5H 1J8
2) WARREN VARGA	145 KING ST. WEST, SUITE 2870	TORONTO ONTARIO, CAN		M5H 1J8

5. Purpose: (optional; required only if Benefit Corporation status selected)

The purpose of the corporation shall be: ANY LEGAL PURPOSE

6. Benefit Corporation: (see instructions) [ ] Yes

7. Name, Address and Signature of Incorporator: (attach additional page if more than one incorporator)

I declare, to the best of my knowledge under penalty of perjury, that the information contained herein is correct and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State.

Name: REW GOODENOW

X REW GOODENOW
Incorporator Signature

Address: 50 W. LIBERTY ST., SUITE 750 | City: RENO | State: NV | Zip Code: 89501

8. Certificate of Acceptance of Appointment of Registered Agent:

I hereby accept appointment as Registered Agent for the above named Entity.

X REW R GOODENOW
Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity

Date: 9/26/2018

This form must be accompanied by appropriate fees.

Nevada Secretary of State NRS 78 Articles
Revised: 1-5-15

Articles of Incorporation

CONTINUED

Includes data that is too long to fit in the fields on the NRS 78 Form and all additional director/trustees and incorporators

ENTITY NAME:	R MERGER SUB, INC.
FOREIGN NAME TRANSLATION:	NOT APPLICABLE
PURPOSE:	ANY LEGAL PURPOSE

REGISTERED AGENT NAME:	REW R GOODENOW
STREET ADDRESS:	NOT APPLICABLE
MAILING ADDRESS:	NOT APPLICABLE

ADDITIONAL DIRECTORS/TRUSTEES
PETER MCRAE 145 KING ST. WEST, SUITE 2870 TORONTO ONTARIO, CAN, CA M5H 1J8

PAGE 2

SECRETARY OF STATE

STATE OF NEVADA

CORPORATE CHARTER

I, Barbara K. Cegavske, the duly elected and qualified Nevada Secretary of State, do hereby certify that **R MERGER SUB, INC.**, did on September 26, 2018, file in this office the original Articles of Incorporation; that said Articles of Incorporation is now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by the law of said State of Nevada.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on September 26, 2018.

Barbara K. Cegavske
Secretary of State

Certified By: Electronic Filing
Certificate Number: C20180926-2115

(PROFIT) INITIAL/ANNUAL LIST OF OFFICERS, DIRECTORS AND STATE BUSINESS LICENSE APPLICATION OF:

ENTITY NUMBER

R MERGER SUB, INC.
NAME OF CORPORATION

E0453592018-0

FOR THE FILING PERIOD OF SEP, 2018 TO SEP, 2019

100103

USE BLACK INK ONLY - DO NOT HIGHLIGHT

YOU MAY FILE THIS FORM ONLINE AT www.nvsilverflume.gov

Filed in the office of	Document Number 20180422207-28
Barbara K. Cegavske Secretary of State State of Nevada	Filing Date and Time 09/26/2018 4:33 PM
	Entity Number E0453592018-0

☐ Return one file stamped copy. (If filing not accompanied by order instructions, file stamped copy will be sent to registered agent.)

IMPORTANT: Read instructions before completing and returning this form.

1. Print or type names and addresses, either residence or business, for all officers and directors. A President, Secretary, Treasurer, or equivalent of and all Directors must be named. There must be at least one director. An Officer must sign the form. *FORM WILL BE RETURNED IF UNSIGNED.*
2. If there are additional officers, attach a list of them to this form.
3. Return the completed form with the filing fee. Annual list fee is based upon the current total authorized stock as explained in the Annual List Fee Schedule For Profit Corporations. A $75.00 penalty must be added for failure to file this form by the deadline. An annual list received more than 90 days before its due date shall be deemed an amended list for the previous year.
4. State business license fee is $500.00/$200.00 for Professional Corporations filed pursuant to NRS Chapter 89. Effective 2/1/2010, $100.00 must be added for failure to file form by deadline.
5. Make your check payable to the Secretary of State.
6. Ordering Copies: If requested above, one file stamped copy will be returned at no additional charge. To receive a certified copy, enclose an additional $30.00 per certification. A copy fee of $2.00 per page is required for each additional copy generated when ordering 2 or more file stamped or certified copies. Appropriate instructions must accompany your order.
7. Return the completed form to: Secretary of State, 202 North Carson Street, Carson City, Nevada 89701-4201, (775) 684-5708.
8. Form must be in the possession of the Secretary of State on or before the last day of the month in which it is due. (Postmark date is not accepted as receipt date.) Forms received after due date will be returned for additional fees and penalties. Failure to include annual list and business license fees will result in rejection of filing.

(This document was filed electronically.)
ABOVE SPACE IS FOR OFFICE USE ONLY

CHECK ONLY IF APPLICABLE AND ENTER EXEMPTION CODE IN BOX BELOW

☐ Pursuant to NRS Chapter 76, this entity is exempt from the business license fee. Exemption code: ☐

NOTE: If claiming an exemption, a notarized Declaration of Eligibility form must be attached. Failure to attach the Declaration of Eligibility form will result in rejection, which could result in late fees.

NRS 76.020 Exemption Codes
001 - Governmental Entity
006 - NRS 680B.020 Insurance Co.

☐ This corporation is a publicly traded corporation. The Central Index Key number is:

☐ This publicly traded corporation is not required to have a Central Index Key number.

NAME	TITLE(S)	ADDRESS	CITY	STATE	ZIP CODE
DARREN BLASUTTI	PRESIDENT (OR EQUIVALENT OF)	145 KING ST. WEST, SUITE 2870 , CAN	TORONTO ONTARIO		M5H 1J8
PETER MCRAE	SECRETARY (OR EQUIVALENT OF)	145 KING ST. WEST, SUITE 2870 , CAN	TORONTO ONTARIO		M5H 1J8
WARREN VARGA	TREASURER (OR EQUIVALENT OF)	145 KING ST. WEST, SUITE 2870 , CAN	TORONTO ONTARIO		M5H 1J8
DARREN BLASUTTI	DIRECTOR	145 KING ST. WEST, SUITE 2870 , CAN	TORONTO ONTARIO		M5H 1J8

None of the officers or directors identified in the list of officers has been identified with the fraudulent intent of concealing the identity of any person or persons exercising the power or authority of an officer or director in furtherance of any unlawful conduct.

I declare, to the best of my knowledge under penalty of perjury, that the information contained herein is correct and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State.

X REW R GOODENOW

Signature of Officer or Other Authorized Signature

Title: ORGANIZER

Date: 9/26/2018 4:33:14 PM

Nevada Secretary of State List Profit
Form: 100103 Revised: 7-1-17

(PROFIT) INITIAL/ANNUAL LIST OF OFFICERS AND DIRECTORS OF:

R MERGER SUB, INC.

ENTITY NUMBER
E0453592018-0

NAME	TITLE(S)		
PETER MCRAE	DIRECTOR		
ADDRESS	**CITY**	**STATE**	**ZIP CODE**
145 KING ST. WEST, SUITE 2870 , CAN	TORONTO ONTARIO		M5H 1J8
NAME	**TITLE(S)**		
WARREN VARGA	DIRECTOR		
ADDRESS	**CITY**	**STATE**	**ZIP CODE**
145 KING ST. WEST, SUITE 2870 , CAN	TORONTO ONTARIO		M5H 1J8
NAME	**TITLE(S)**		
ADDRESS	**CITY**	**STATE**	**ZIP CODE**
NAME	**TITLE(S)**		
ADDRESS	**CITY**	**STATE**	**ZIP CODE**
NAME	**TITLE(S)**		
ADDRESS	**CITY**	**STATE**	**ZIP CODE**
NAME	**TITLE(S)**		
ADDRESS	**CITY**	**STATE**	**ZIP CODE**
NAME	**TITLE(S)**		
ADDRESS	**CITY**	**STATE**	**ZIP CODE**
NAME	**TITLE(S)**		
ADDRESS	**CITY**	**STATE**	**ZIP CODE**
NAME	**TITLE(S)**		
ADDRESS	**CITY**	**STATE**	**ZIP CODE**
NAME	**TITLE(S)**		
ADDRESS	**CITY**	**STATE**	**ZIP CODE**

Nevada Secretary of State List Profit AP
Revised: 3-28-14

SECRETARY OF STATE

STATE OF NEVADA

NEVADA STATE BUSINESS LICENSE

R MERGER SUB, INC.

Nevada Business Identification # NV20181694680

Expiration Date: September 30, 2019

In accordance with Title 7 of Nevada Revised Statutes, pursuant to proper application duly filed and payment of appropriate prescribed fees, the above named is hereby granted a Nevada State Business License for business activities conducted within the State of Nevada.

Valid until the expiration date listed unless suspended, revoked or cancelled in accordance with the provisions in Nevada Revised Statutes. License is not transferable and is not in lieu of any local business license, permit or registration.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on September 26, 2018

Barbara K. Cegavske

Barbara K. Cegavske
Secretary of State

You may verify this license at www.nvsos.gov under the Nevada Business Search.

License must be cancelled on or before its expiration date if business activity ceases. Failure to do so will result in late fees or penalties which by law cannot be waived.

STATE OF NEVADA

BARBARA K. CEGAVSKE
Secretary of State

KIMBERLEY PERONDI
Deputy Secretary
for Commercial Recordings

Commercial Recordings Division
202 N. Carson Street
Carson City, NV 89701-4201
Telephone (775) 684-5708
Fax (775) 684-7138

OFFICE OF THE
SECRETARY OF STATE

REW GOODENOW
PARSONS BEHLE & LATIMER
50 W. LIBERTY ST., SUITE 750
RENO, NV 89501

Job:C20180926-2115
September 26, 2018

Special Handling Instructions:

Charges

Description	Document Number	Filing Date/Time	Qty	Price	Amount
Articles of Incorporation	20180422206-17	9/26/2018 4:33:14 PM	1	$75.00	$75.00
Initial List	20180422207-28	9/26/2018 4:33:16 PM	1	$150.00	$150.00
Business License 9/2018-9/2019	20180422207-28	9/26/2018 4:33:16 PM	1	$500.00	$500.00
Total					$725.00

Payments

Type	Description	Amount
Credit	09387G|5380047926636591303087	$725.00
Total		$725.00

Credit Balance: $0.00

Job Contents:

Corp Charter	1
File Stamped Copies	2
Business License	1

REW GOODENOW
PARSONS BEHLE & LATIMER
50 W. LIBERTY ST., SUITE 750
RENO, NV 89501

SCHEDULE B -1
MERGER RESOLUTION

B - 1 - 1

SCHEDULE B-1

MERGER RESOLUTION

The Pershing Board of Directors recommends a vote “FOR” the following proposal:

To authorize, approve and adopt the Agreement and Plan of Merger, dated September 28, 2018 (the “Merger Agreement”), by and among Pershing Gold Corporation (“Pershing”), R Merger Sub, Inc. (“Acquireco”) and Americas Silver Corporation (“Americas Silver”), which provides, among other things, for the merger of Acquireco with and into Pershing, with Pershing surviving as a wholly-owned subsidiary of Americas Silver, on and subject to the terms and conditions contained therein, as more fully described in the accompanying proxy statement.

SCHEDULE B-2
PURCHASER MEETING RESOLUTIONS

B - 2 - 1

SCHEDULE B-2

PURCHASER MEETING RESOLUTIONS

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. Americas Silver Corporation (“USA”) be and is hereby authorized to amend its articles to increase the authorized share capital of USA by creating an unlimited number of a new class of shares designated as Class A preferred shares, which shares shall have the respective rights, privileges, restrictions and conditions as set out in Appendix A attached hereto, with the result being that upon the issuance of a Certificate of Amendment effecting the foregoing, the authorized capital of USA shall consist of an unlimited number of common shares and an unlimited number of preferred shares (the “Special Resolution”).

2. Notwithstanding that this resolution has been duly passed by the shareholders of USA, the directors of USA be, and they hereby are, authorized and empowered to revoke this resolution at any time prior to the amendment of USA’s articles and to determine not to proceed with increasing the authorized share capital of USA.

3. Any officer or director of USA is hereby authorized and directed, for and on behalf of USA, to execute or cause to be executed and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as, in such person’s opinion, may be necessary or desirable to give full force and effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such other document or instrument or the doing of any other such act or thing.

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. Provided that the Special Resolution is passed, the agreement and plan of merger between USA, R Merger Sub, Inc. and Pershing Gold Corporation (“Pershing”) dated September 28, 2018, as it may be modified, supplemented or amended from time to time in accordance with its terms (the “Merger Agreement”), and all transactions contemplated  thereby, are hereby authorized, approved and adopted, including, among other things, the acquisition by USA of all the issued and outstanding shares of common stock of Pershing (the “Pershing Common Shares”) in exchange for common shares of USA (the “USA Shares”) at a share exchange ratio of 0.715 USA Shares per Pershing Share.

2. Notwithstanding that this resolution has been duly passed by the shareholders of USA, the directors of USA be, and they hereby are, authorized and empowered to revoke this resolution at any time prior to the Effective Time (as such term is defined in the Merger Agreement) and to determine not to proceed with the transactions contemplated in the Merger Agreement.

3. Any officer or director of USA is hereby authorized and directed, for and on behalf of USA, to execute or cause to be executed and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as, in such person’s opinion, may be necessary or desirable to give full force and effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such other document or instrument or the doing of any other such act or thing.

APPENDIX A

CLASS A PREFERRED SHARES

SHARE CONDITIONS

The rights, privileges, restrictions and conditions attaching to the Class A Preferred Shares are as follows:

Class A Preferred Shares

1.	Definitions. In these share conditions, the following words and phrases shall have the following meanings:

(a)	“Act” means the Canada Business Corporations Act;

(b)	“Affiliate” has the meaning ascribed to it on the date hereof in Rule 405 under the Securities Act;

(c)	“Automatic Conversion Event” means the first to occur of:

(i)	there being no holder of Class A Preferred Shares whose Fully Diluted Ownership Percentage equals or exceeds five percent (5%); and

(ii)	the consummation of a Change of Control;

(d)	“Business Day” shall mean any day other than a Saturday, Sunday or other day on which commercial banks in New York, New York or Toronto, Ontario are authorized or required by law to close;

(e)	“Change of Control” means, in relation to the Corporation:

(i)
a merger, amalgamation, arrangement or other transaction or series of related transactions resulting in the combination of the Corporation with or into another entity, where the holders of Common Shares immediately prior to any such transaction, directly or indirectly, do not continue to hold more than a 50% voting interest in (i) the continuing or surviving entity immediately following such transaction, or (ii) if the continuing or surviving entity is a wholly-owned subsidiary of another Person immediately following such transaction, the controlling Person of such continuing or surviving entity;

(ii)	the sale, lease, license, transfer or other disposition of all or substantially all of the Corporation’s assets (other than to an Affiliate of the Corporation); or

(iii)
a transaction, or series of related transactions, as a result of which any person or group of affiliated persons becomes the beneficial owner, directly or indirectly, of securities of the Corporation representing at least 50% of the total voting power represented by the Corporation’s then- outstanding voting securities.

(f)	“Common Shares” means the common shares in the capital of the Corporation;

(g)	“Conversion Ratio” means one Common Share per Class A Preferred Share;

(h)	“Fully Diluted Ownership Percentage” means, with respect to any holder of Class A Preferred Shares, as of any date of determination, an amount, expressed as a percentage, equal to

(i)
the sum of (A) the number of Common Shares such holder would be entitled to receive if all of such holder’s Class A Preferred Shares were converted into Common Shares on such date at the Conversion Ratio and (B) the number of Common Shares held by such Holder on such date divided by

(ii)
the sum of (A) the aggregate number of Common Shares issuable upon conversion into Common Shares of all Class A Preferred Shares outstanding on such date and (B) the aggregate number of Common Shares outstanding on such date;

(i)	“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

(j)	“Notice of Conversion” means the form attached hereto as Annex A;

(k)
“Person” means any individual, corporation, general partnership, limited partnership, limited liability partnership, joint venture, association, joint-stock company, trust, limited liability company, unincorporated organization or government or any agency or political subdivision thereof; and

(l)	“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

2.
Voting Rights.  Subject to the Act, the holders of the Class A Preferred Shares shall not, as such, be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

3.
Dividends. The Corporation shall not declare, pay or set aside any dividends on the Common Shares or any class or series of shares convertible into Common Shares (other than dividends on Common Shares payable in Common Shares) unless the holders of the Class A Preferred Shares then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding Class A Preferred Share in an amount at least equal to the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Shares.

4.	Conversion at Option of Holder.

(a)
General. A holder of any Class A Preferred Shares shall, subject to paragraph 4(c) below, be entitled to convert the whole or any part of the Class A Preferred Shares registered in the name of such holder on the books of the Corporation into Common Shares at the Conversion Ratio, without the payment of any additional consideration by the holder thereof.

(b)
Notice of Conversion. A holder of Class A Preferred Shares who wishes the whole or any part of such shares to be converted shall tender to the Corporation at its registered office a Notice of Conversion specifying that such holder desires to have the whole or any part of the Class A Preferred Shares registered in the name of such holder converted into Common Shares, together with the share certificates, if any, representing the Class A Preferred Shares which the registered holder desires to have converted. If a part only of the Class A Preferred Shares represented by any certificates are converted, a new certificate for the balance shall be issued to the holder by the Corporation.

(c)
Beneficial Ownership Limitation. The Corporation shall not effect any conversion of Class A Preferred Shares pursuant to Section 4, and a holder of Class A Preferred Shares shall not have the right to convert any portion of Class A Preferred Shares held by such holder pursuant to Section 4, to the extent that, after giving effect to the conversion set forth on the applicable Notice of Conversion, such holder (together with such holder’s Affiliates, and any Persons acting as a group together with such holder or any of such holder’s Affiliates) would beneficially own or control in excess of the Beneficial Ownership Limitation (as defined below). For purposes of the foregoing sentence, the number of Common Shares beneficially owned or controlled by such holder and its Affiliates shall include the number of Common Shares issuable upon conversion of the Class A Preferred Shares with respect to which such determination is being made, but shall exclude the number of Common Shares which are issuable upon (i) conversion of the remaining, unconverted Class A Preferred Shares beneficially owned by such holder or any of its Affiliates and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Corporation subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by such holder or any of its Affiliates. Except as set forth in the preceding sentence, for purposes of this paragraph 4(c), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act. To the extent that the limitation contained in this paragraph 4(c) applies, the determination of whether the Class A Preferred Shares are convertible (in relation to other securities owned by such holder together with any Affiliates) and of how many Class A Preferred Shares are convertible shall be in the sole discretion of such holder, and the submission of a Notice of Conversion shall be deemed to be such holder’s determination of whether the Class A Preferred Shares may be converted (in relation to other securities owned by such holder together with any Affiliates) and how many Class A Preferred Shares are convertible, in each case subject to the Beneficial Ownership Limitation. To ensure compliance with this restriction, each holder will be deemed to represent to the Corporation each time it delivers a Notice of Conversion that such Notice of Conversion has not violated the restrictions set forth in this paragraph and the Corporation shall have no obligation to verify or confirm the accuracy of such determination. For purposes of this paragraph 4(c), in determining the number of outstanding Common Shares, a holder may rely on the number of outstanding Common Shares as stated in the most recent of the following: (i) the Corporation’s most recent financial statements (whether quarterly or annual) filed on the System for Electronic Document Analysis and Retrieval, as the case may be, (ii) a more recent public announcement by the Corporation or (iii) a more recent written notice by the Corporation setting forth the number of Common Shares outstanding. Upon the written or oral request of a holder, the Corporation shall within two Business Days confirm orally and in writing to such holder the number of Common Shares then outstanding. In any case, the number of outstanding Common Shares shall be determined after giving effect to the conversion or exercise of securities of the Corporation, including the Class A Preferred Shares, by such holder or its Affiliates since the date as of which such number of outstanding Common Shares was reported. The “Beneficial Ownership Limitation” shall be 4.99% of the number of Common Shares outstanding immediately after giving effect to the issuance of Common Shares issuable upon conversion of the Class A Preferred Shares held by the applicable holder. A holder, upon not less than 61 days’ prior notice to the Corporation, may increase or decrease the Beneficial Ownership Limitation provisions of this paragraph 4(c) applicable to its Class A Preferred Shares and the provisions of this paragraph 4(c) shall continue to apply. Any such increase or decrease will not be effective until the 61st day after such notice is delivered to the Corporation and shall only apply to such holder and no other holder. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this paragraph 4(c) to correct this paragraph 4(c) (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation contained herein or to make changes or supplements necessary or desirable to properly give effect to such limitation.

5.	Automatic Conversion.

(a)
General. The Class A Preferred Shares shall automatically be converted into Common Shares at the Conversion Ratio, without the payment of any additional consideration by the holder thereof, upon the occurrence of the Automatic Conversion Event.

(b)
Time and Mechanics of Conversion. The automatic conversion of the Class A Preferred Shares into Common Shares pursuant to paragraph 5(a) shall be deemed made immediately prior to (and conditioned upon) the occurrence of the Automatic Conversion Event, and the Person(s) entitled to receive the Common Shares issuable upon such automatic conversion shall be treated for all purposes as the record holder or holders of such Common Shares on such date. The Corporation shall, as soon as practicable after the occurrence of the Automatic Conversion Event:

(i)
issue and deliver to such holder, at the address of record of the holder on the Corporation’s books and records, a certificate or certificates for the number of Common Shares (rounded up to the nearest whole Common Share) to which the holder shall be entitled in respect of the shares of Class A Preferred Shares so converted; and

(ii)	pay to such holder in cash any declared and unpaid dividends on the Class A Preferred Shares so converted.

6.
Anti-Dilution. In the event the Class A Preferred Shares or the Common Shares are at any time subdivided, consolidated or changed into a greater or lesser number of shares of the same or another class, an appropriate adjustment shall be made in the rights and conditions attached to the Class A Preferred Shares so as to maintain the relative rights of the holders of such shares, and the Corporation shall promptly deliver to each holder of record of Class A Preferred Shares a notice setting forth the applicable adjustment.

7.
No Impairment. The Corporation shall not, in any manner, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation but shall at all times in good faith assist in the carrying out of all the provisions of Sections 4 and 5 and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of Class A Preferred Shares under Sections 4 and 5 against impairment.

8.
Distribution Rights. In the event of the liquidation, dissolution or winding up of the Corporation, or any return of capital, or any other distribution of assets of the Corporation among its shareholders for purposes of winding up its affairs, whether voluntary or involuntary, the Class A Preferred Shares shall rank pari passu with the Common Shares.

ANNEX A

NOTICE OF CONVERSION

(TO BE EXECUTED BY THE REGISTERED HOLDER IN ORDER TO CONVERT CLASS A PREFERRED SHARES)

The undersigned hereby elects to convert the number of Class A Preferred Shares indicated below into common shares of Americas Gold Corporation (the “Common Shares”), a corporation existing under the Canada Business Corporations Act (the “Corporation”), according to the conditions hereof, as of the date written below. The undersigned will pay all taxes payable with respect thereto and is delivering herewith such certificates and opinions as may be required by the Corporation. No fee will be charged to the holder for any conversion, except for any such taxes.

Date to Effect Conversion:

Number of Class A Preferred Shares owned prior to Conversion:

Number of Class A Preferred Shares to be Converted:

Number of shares of Common Stock to be Issued:

Number of shares of Class A Preferred Shares subsequent to Conversion:

Address for Delivery:

or

DWAC Instructions:
Broker no:
Account no:

[HOLDER]

By:
Name:
Title:

SCHEDULE C-1
FORM OF COMPANY SUPPORT AGREEMENT

C - 1 - 1

SCHEDULE C-1

SUPPORT AGREEMENT

PERSHING GOLD CORPORATION

September 28, 2018

TO:            [Name of Director/Executive Officer]
  (the “Securityholder”)

Pursuant to the terms and subject to the conditions of an Agreement and Plan of Merger dated as of September 28, 2018 (the “Merger Agreement”), among Americas Silver Corporation, a corporation incorporated under the federal laws of Canada (the “Purchaser”), Pershing Gold Corporation, a Nevada corporation (the “Company”), and R Merger Sub, Inc., a Nevada corporation (“Acquireco”), Acquireco will merge with and into the Company, with the Company surviving that merger on the terms and subject to the conditions set forth in the Merger Agreement, and (i) each share of Company Common Stock issued and outstanding immediately prior to the Effective Time will be converted into the right to receive 0.715 of a Purchaser Share (the “Common Stock Consideration”), and (ii) each share of Company Preferred Stock issued and outstanding immediately prior to the Effective Time will be, at the election of the holder thereof, either (A) converted into the right to receive four hundred sixty-one and 440/1000ths (461.440) Purchaser Preferred Shares or (B) converted into the right to receive the Common Stock Consideration to which such Preferred Stockholder would be entitled if such share of Company Preferred Stock were converted pursuant to clause (i) above, all by way of a Plan of Merger (the “Merger”) pursuant to the provisions of Chapter 92A of the Nevada Revised Statutes.

Capitalized terms used in this support agreement (“Support Agreement”) and not otherwise defined herein that are defined in the Merger Agreement shall have the respective meanings ascribed thereto in the Merger Agreement, as it may be amended from time to time.

This Support Agreement sets out the terms and conditions on which the Securityholder agrees:

i.	to support the Merger;

ii.
to vote in favor of the resolutions put forth at the Company Meeting to approve the Merger Resolution, including the approval of the Merger and other related matters, all of the Company Common Stock and Company Preferred Stock legally or beneficially owned, directly or indirectly, or over which the Securityholder exercises control, as listed immediately below the signature of the Securityholder evidencing the Securityholder’s acceptance of this Support Agreement (the “Acceptance”), any additional Company Common Stock or Company Preferred Stock which the Securityholder may acquire after the date hereof but prior to the record date for the Company Meeting, including on the exercise, conversion or exchange of any Company Options or Company Warrants (the “Convertible Securities”) as listed immediately below the Securityholder’s Acceptance, and any other securities which are otherwise entitled to be voted at the Company Meeting legally or beneficially owned, directly or indirectly, or over which the Securityholder exercises control, (collectively, all such Company Common Stock, Company Preferred Stock, and Convertible Securities being referred to as the “Subject Securities”); and

iii.	to comply with the restrictions, obligations and covenants of the Securityholder set forth herein.

ARTICLE 1
COVENANTS OF THE SECURITYHOLDER

1.1	The Securityholder acknowledges and agrees that he or she has received a copy of the Merger Agreement.

1.2
The Securityholder hereby covenants and agrees, from the date hereof until the earlier of: (i) the termination of this Support Agreement pursuant to Article 3 hereof; and (ii) the Effective Time, except in accordance with the terms of this Support Agreement:

a.
to irrevocably vote or cause to be voted at the Company Meeting the Subject Securities in favor of the Merger Resolution and any other resolutions approving matters related to, or resolutions necessary or desirable to implement, the Merger to be considered at the Company Meeting and to deliver a proxy, or to the extent that the Securityholder is a beneficial owner, a voting instruction form, in each case duly completed and executed in respect of all of the Subject Securities, giving effect to such vote no later than ten (10) Business Days prior to the Company Meeting;

b.
not to exercise, assert or perfect any (i) rights of appraisal, (ii) rights to dissent in connection with the Merger that the Securityholder may have by virtue of ownership of the Subject Securities, or (iii) any other rights available to the Securityholder to delay, upset or challenge the Merger;

c.
not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any action, derivative or otherwise, against the Purchaser and/or Acquireco, the Company, or any of their respective successors: (i) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Agreement or the Merger Agreement (including any claim seeking to enjoin or delay the Closing); or (ii) to the fullest extent permitted under Law, alleging a breach of any duty of the Company Board, the Purchaser or Acquireco in connection with the Merger Agreement, this Agreement, or the transactions contemplated thereby or hereby;

d.	not to exercise any stockholder rights or remedies available at common law pursuant to applicable securities or other laws to delay, hinder, upset or challenge the Merger;

e.
not to option, sell, assign, transfer, alienate, dispose of, gift, grant, pledge, create or permit an encumbrance on, grant a security interest in or otherwise convey any Subject Securities or any voting rights attached thereto or any other right or interest therein, or agree to do any of the foregoing, provided that, for the avoidance of doubt: (i) the Securityholder shall be entitled to exercise any Convertible Securities held by the Securityholder during the term of this Support Agreement, and (ii) any Subject Securities issued on exercise of Convertible Securities during the term of this Support Agreement shall be subject to the terms of this Support Agreement;

f.
not to grant or agree to grant any proxy or other right to the Subject Securities, or enter into any voting trust or pooling agreement or Merger or enter into or subject any of such Subject Securities to any other agreement, Merger, understanding or commitment, formal or informal, with respect to or relating to the voting thereof, other than in support of the resolution approving the Merger and other related matters to be considered at the Company Meeting;

g.	not to requisition or join in the requisition of any meeting of the Company Stockholders for the purpose of considering any resolution;

h.
not to, in any manner, directly or indirectly, including through any Representative, solicit, assist, initiate, or knowingly encourage any inquiries, proposals, offers or public announcements (or the submission or initiation of any of the foregoing) from any person regarding any Company Acquisition Proposal, engage in any negotiations concerning, or provide any information to, or have any discussions with or otherwise cooperate with, any person relating to a Company Acquisition Proposal, or otherwise knowingly facilitate or knowingly encourage any effort or attempt to make or implement a Company Acquisition Proposal;

i.
not to solicit or arrange or provide assistance to any other person to arrange for the solicitation of, purchases of or offers to sell Company Common Stock or Company Preferred Stock or act in concert or jointly with any other person for the purpose of acquiring Company Common Stock or Company Preferred Stock for the purpose of affecting the control of the Company;

j.	not to deposit or cause to be deposited the Securityholder’s Subject Securities under any Company Acquisition Proposal;

k.
to immediately cease, cause its Representatives to cease and cause to be terminated any existing solicitations, discussions or negotiations with any parties (other than with the Purchaser or the Company or any Representative of the Purchaser or the Company) with respect to any Company Acquisition Proposal or any potential Company Acquisition Proposal; and

l.	not to take any action to encourage or assist any other person to do any of the prohibited acts referred to in the foregoing provisions of this Section 1.2.

1.3
Nothing in this Article 1 shall prevent a Securityholder who is a member of the Company Board or is a senior officer of the Company from engaging, in the Securityholder’s capacity as a director or senior officer of the Company, in discussions or negotiations with a person in response to a Company Acquisition Proposal in circumstances where the Company is permitted by Section 5.1 of the Merger Agreement to engage in such discussions or negotiations. For greater certainty, the Securityholder acknowledges that this Section 1.3 shall not affect the Securityholder’s obligation to vote the Subject Securities.

ARTICLE 2
REPRESENTATIONS AND WARRANTIES

2.1
The Securityholder by its acceptance hereof represents and warrants as follows and acknowledges that the Purchaser is relying upon such representations and warranties in connection with entering into this Support Agreement and the Merger Agreement:

a.
the Securityholder is the legal or beneficial owner, directly or indirectly, of or controls all of the Subject Securities set forth immediately below the Securityholder’s Acceptance and the Securityholder is the registered or beneficial owner of such Subject Securities;

b.
as of the date of execution of this Support Agreement, (i) the only securities of the Company legally or beneficially owned, directly or indirectly, or over which control or direction is exercised by the Securityholder are those listed immediately below the Securityholder’s Acceptance, and (ii) other than any Convertible Securities listed immediately below the Securityholder’s Acceptance and Company Common Stock and Company Preferred Stock issuable on the exercise or conversion of such Convertible Securities, the Securityholder does not own, directly or indirectly, or control any convertible securities and has no other agreement or option, or right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by the Securityholder or transfer to the Securityholder of additional securities of the Company;

c.	the Securityholder has the sole right to vote all the Subject Securities now beneficially owned or controlled;

d.
all the Subject Securities held by the Securityholder, set forth immediately below the Securityholder’s Acceptance, will, immediately prior to the Effective Time, be beneficially owned by the Securityholder with good and marketable title thereto, free and clear of any and all encumbrances and are and will at such time be issued and outstanding as fully paid and non-assessable shares in the capital of the Company;

e.
the Securityholder has no agreement, option, or any right or privilege (whether by law, pre- emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer from the Securityholder of any of the Subject Securities or any interest therein or right thereto, except pursuant to this Support Agreement;

f.
the Securityholder has no voting trust, pooling or stockholder agreement, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming a voting trust or pooling agreement, or other agreement or Merger affecting the Subject Securities or the ability of the Securityholder to exercise all ownership rights thereto, including the voting of the Subject Securities;

g.
there are no legal proceedings in progress before any public body, court or authority or, to the knowledge of the Securityholder, pending or threatened against the Securityholder that would adversely affect in any manner the ability of the Securityholder to enter into this Support Agreement and to perform its obligations hereunder or the title of the Securityholder to any of the Subject Securities, as set forth immediately below the Securityholder’s Acceptance, and there is no judgment, decree or order against the Securityholder that would adversely affect in any manner the ability of the Securityholder to enter into this Support Agreement and to perform its obligations hereunder or the title of the Securityholder to any of the Subject Securities;

h.
the execution and delivery by the Securityholder of this Support Agreement, the authorization of this Support Agreement by the Securityholder, and the performance by the Securityholder of its obligations under this Support Agreement:

i.	do not require any authorization to be obtained by the Securityholder (other than such authorizations as have been obtained by the Securityholder on or before the date hereof); and

ii.
will not result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provision of: (A) any applicable laws; (B) any note, bond, mortgage, indenture, contract or agreement to which the Securityholder is party or by which the Securityholder or its assets is bound; or (C) any judgment, decree, order or award of any governmental entity having jurisdiction over the Securityholder;

i.
the Securityholder has independently and without reliance upon the Purchaser, and based on such information as the Securityholder has deemed appropriate, made its own analysis and decision to enter into this Support Agreement; the Securityholder acknowledges that the Purchaser has not made and makes no representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Support Agreement and the Merger Agreement; and

j.	this Support Agreement has been duly executed and delivered by the Securityholder and constitutes a legal, valid and binding obligation of the Securityholder, enforceable against the Securityholder in accordance with its terms, subject to bankruptcy, insolvency and other applicable laws affecting creditors’ rights generally, and to general principles of equity.

2.2
The Purchaser represents and warrants to the Securityholder as follows and acknowledges that the Securityholder is relying upon such representations and warranties in connection with entering into this Support Agreement:

a.
The Purchaser is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation or continuance and has the requisite corporate power and capacity to execute and deliver this Support Agreement, to enter into the Merger Agreement and to perform its obligations hereunder and under the Merger Agreement;

b.
this Support Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation of the Purchaser, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other applicable laws affecting creditors’ rights generally, and general principles of equity; and

c.
neither the execution and delivery by the Purchaser of this Support Agreement or the Merger Agreement, nor the performance by the Purchaser of its obligations under this Support Agreement or the Merger Agreement shall result in the breach or violation of, or constitute a default under, or conflict with any provision of:

i.	the constating documents, by-laws or resolutions of the Purchaser Board (or any committee thereof); or

ii.	any laws to which the Purchaser is subject or by which the Purchaser is bound,

except where such breach or violation individually or in the aggregate would not reasonably be expected to materially adversely affect the Purchaser’s ability to perform its obligations under this Support Agreement or the Merger Agreement.

ARTICLE 3
TERMINATION

3.1	This Support Agreement will automatically terminate on the first to occur of:

a.	at any time by mutual consent of the Purchaser and the Securityholder;

b.	completion of the Merger in accordance with the Merger Agreement;

c.	termination of the Merger Agreement in accordance with its terms;

d.
by written notice of the Securityholder if the Purchaser has not complied in any material respect with its covenants contained in this Support Agreement or if any representation or warranty of the Purchaser herein is untrue or incorrect in any material respect and, in each case, such non-compliance or inaccuracy is reasonably likely to prevent consummation of the Merger and is not curable or, if curable, is not cured by the earlier of: (i) the date which is five (5) days from the date of written notice of such breach; and (ii) the Business Day prior to the Effective Time; provided that at the time of such termination pursuant to this Section 3.1(d) by the Securityholder, the Securityholder is not in default in any material respect in the performance of its obligations under this Support Agreement; or

e.	by written notice of the Purchaser if the Merger Resolution is not approved by the requisite majority of Company Stockholders.

3.2
Upon termination pursuant to Section 3.1 the provisions of this Agreement will become void and no party shall have any liability to the other party, provided that no termination pursuant to Section 3.1 shall prejudice the rights of a party as a result of any breach by any other party of its obligations hereunder.

ARTICLE 4
GENERAL

4.1	In this Support Agreement, unless otherwise expressly stated or the context otherwise requires:

a.	references to “herein”, “hereby”, “hereunder”, “hereof” and similar expressions are references to this Support Agreement and not to any particular Section of or Schedule to this Support Agreement;

b.	references to an “Article” or a “Section” are references to an Article or a Section of this Support Agreement;

c.	words importing the singular shall include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders;

d.	the term “Business Day” shall have the meanings ascribed thereto in the Merger Agreement;

e.	the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof; and

f.	wherever the term “includes” or “including” is used, it shall be deemed to mean “includes, without limitation” or “including, without limitation”, respectively.

4.2
The parties waive the application of any rule of law which otherwise would be applicable in connection with the construction of this Support Agreement that ambiguous or conflicting terms or provisions should be construed against the party who (or whose counsel) prepared the executed agreement or any earlier draft of the same.

4.3
This Support Agreement shall become effective in respect of the Securityholder upon both: (a) execution and delivery thereof by the Securityholder; and (b) the execution and delivery of the Merger Agreement by the Purchaser and the Company.

4.4	This Support Agreement may be executed by facsimile or electronically and in any number of counterparts, each of which shall be deemed to be original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Support Agreement to produce more than one counterpart.

4.5
The Securityholder consents to the disclosure of the substance of this Support Agreement in any press release or any circular relating to the Merger and to the filing of this Support Agreement as may be required pursuant to applicable laws.

4.6
This Support Agreement shall be binding upon and shall enure to the benefit of and be enforceable by each of the parties hereto and their respective successors, permitted assigns, heirs, executors and personal representatives. This Support Agreement shall not be assignable by any party except in accordance with Section 4.7.

4.7
This Support Agreement and the rights hereunder are not transferable or assignable by the Securityholder or the Purchaser, as applicable, without the prior written consent of the other (which consent may be withheld at the discretion of the other).

4.8	Time shall be of the essence of this Support Agreement.

4.9	If any term, provision, covenant or restriction of this Support Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Support Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify the agreement to preserve each party’s anticipated benefits under this Support Agreement.

4.10	The Securityholder acknowledges that it:

a.	has been advised by the Purchaser to seek independent legal advice;

b.	has sought such independent legal advice or deliberately decided not to do so;

c.	understands its rights and obligations under this Support Agreement; and

d.	is executing this Support Agreement voluntarily.

4.11	Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if delivered or sent by facsimile transmission as follows:

a.	in the case of a Securityholder, to the address set forth opposite the Securityholder’s Acceptance; and
b.	if to the Purchaser:
Americas Silver Corporation
145 King Street West Suite 2870
Toronto, ON M5H 1J8

Attn: Darren Blasutti
Email: dblasutti@americassilvercorp.com

With a copy to:

Troutman Sanders LLP
401 9th Street, N. W. Suite 1000
Washington, D.C. 20004
Attn: Thomas M. Rose
Email: thomas.rose@troutman.com

or at such other address as the party to which such notice or other communication is to be given has last notified the party giving the same in the manner provided in this Section 4.11, and if so given shall be deemed to have been given on the date on which it was actually received at the address provided herein (if received on a Business Day, if not, the next succeeding Business Day) and if sent by electronic mail transmission be deemed to have been given at the time of actual receipt of the complete electronic mail transmission at the e-mail address provided herein (if actually received prior to 5:00 p.m. (local time at the point of receipt) on a Business Day, if not the next succeeding Business Day).

4.12
This Support Agreement (together with all other documents and instruments referred to herein) constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof.

4.13
This Support Agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the State of Nevada, without giving effect to any principles of conflict of laws thereof which would result in the application of the laws of any other jurisdiction, and all actions and proceedings arising out of or relating to this Support Agreement shall be heard and determined exclusively in the courts of the State of Nevada.

4.14	The Securityholder recognizes and acknowledges that this Support Agreement is an integral part of the Purchaser entering into the Merger Agreement, and that the Purchaser would not contemplate proceeding with entering into the Merger Agreement unless this Support Agreement was entered into by the Securityholder, and that a breach by the Securityholder of any covenants or other commitments contained in this Support Agreement will cause the Purchaser to sustain injury for which it would not have an adequate remedy at law for money damages. Therefore, the Securityholder agrees that, in the event of any such breach, the Purchaser shall be entitled to the remedy of specific performance of such covenants or commitments and preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which they may be entitled, at law or in equity, and the Securityholder further agrees to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

[Remainder of page intentionally left blank.]

If the foregoing accurately reflects the terms and conditions of our agreement, would you kindly indicate your acceptance hereof by signing, dating and returning to the undersigned the enclosed Support Agreement by electronic mail or otherwise.

AMERICAS SILVER CORPORATION

By:
Name:
Title:

SECURITYHOLDER’S ACCEPTANCE

Irrevocably accepted and agreed                                                                                                        , 2018.

Address for Notice:	Name of Securityholder:

Signature:

Registered or Beneficial Holder	Number of Shares of Common Stock	Number of Shares of Preferred Stock	Number of Convertible Securities
			Warrants	Options

TOTAL:

SCHEDULE C-2
FORM OF PURCHASER SUPPORT AGREEMENT

SCHEDULE C-2

SUPPORT AGREEMENT

AMERICAS SILVER CORPORATION

September 28, 2018

TO:               [Name of Director/Executive Officer]

(the “Securityholder”)

Pursuant to the terms and subject to the conditions of an Agreement and Plan of Merger dated as of September 28, 2018 (the “Merger Agreement”), among Americas Silver Corporation, a corporation incorporated under the federal laws of Canada (the “Purchaser”), Pershing Gold Corporation, a Nevada corporation (the “Company”), and R Merger Sub, Inc., a Nevada corporation (“Acquireco”), Acquireco will merge with and into the Company, with the Company surviving that merger on the terms and subject to the conditions set forth in the Merger Agreement, and (i) each share of Company Common Stock issued and outstanding immediately prior to the Effective Time will be converted into the right to receive 0.715 of a Purchaser Share (the “Common Stock Consideration”), and (ii) each share of Company Preferred Stock issued and outstanding immediately prior to the Effective Time will be, at the election of the holder thereof, either (A) converted into the right to receive four hundred sixty-one and 440/1000ths (461.440) Purchaser Preferred Shares or (B) converted into the right to receive the Common Stock Consideration to which such Preferred Stockholder would be entitled if such share of Company Preferred Stock were converted pursuant to clause (i) above, all by way of a Plan of Merger (the “Merger”) pursuant to the provisions of Chapter 92A of the Nevada Revised Statutes.

Capitalized terms used in this support agreement (“Support Agreement”) and not otherwise defined herein that are defined in the Merger Agreement shall have the respective meanings ascribed thereto in the Merger Agreement, as it may be amended from time to time.

This Support Agreement sets out the terms and conditions on which the Securityholder agrees:

i.	to support the Merger;

ii.
to vote in favor of the resolutions put forth at the Purchaser Meeting to approve the Purchaser Meeting Resolutions, including the approval of the Purchaser Issuance Resolution, the Purchaser Charter Amendment Resolution, and other matters related thereto, all of the Purchaser Shares legally or beneficially owned, directly or indirectly, or over which the Securityholder exercises control, as listed immediately below the signature of the Securityholder evidencing the Securityholder’s acceptance of this Support Agreement (the “Acceptance”), any additional Purchaser Shares which the Securityholder may acquire after the date hereof but prior to the record date for the Purchaser Meeting, including on the exercise, conversion or exchange of any Purchaser Options or Purchaser Warrants (the “Convertible Securities”) as listed immediately below the Securityholder’s Acceptance, and any other securities which are otherwise entitled to be voted at the Purchaser Meeting legally or beneficially owned, directly or indirectly, or over which the Securityholder exercises control, (collectively, all such Purchaser Shares and Convertible Securities being referred to as the “Subject Securities”); and

iii.	to comply with the restrictions, obligations and covenants of the Securityholder set forth herein.

ARTICLE 1
 COVENANTS OF THE SECURITYHOLDER

1.1	The Securityholder acknowledges and agrees that he or she has received a copy of the Merger Agreement.

1.2
The Securityholder hereby covenants and agrees, from the date hereof until the earlier of: (i) the termination of this Support Agreement pursuant to Article 3 hereof; and (ii) the Effective Time, except in accordance with the terms of this Support Agreement:

a.
to irrevocably vote or cause to be voted at the Purchaser Meeting the Subject Securities in favor of the Purchaser Meeting Resolutions, including the approval of the Purchaser Issuance Resolution and the Purchaser Charter Amendment Resolution, and any other resolutions approving matters related to, or resolutions necessary or desirable to implement, the Purchaser Meeting Resolutions to be considered at the Purchaser Meeting and to deliver a proxy, or to the extent that the Securityholder is a beneficial owner, a voting instruction form, in each case duly completed and executed in respect of all of the Subject Securities, giving effect to such vote no later than ten (10) Business Days prior to the Purchaser Meeting;

b.	not to exercise, assert or perfect any rights available to the Securityholder to delay, upset or challenge the Merger;

c.
not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any action, derivative or otherwise, against the Purchaser and/or Acquireco, the Company, or any of their respective successors: (i) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Agreement or the Merger Agreement (including any claim seeking to enjoin or delay the Closing); or (ii) to the fullest extent permitted under Law, alleging a breach of any duty of the Company Board, the Purchaser or Acquireco in connection with the Merger Agreement, this Agreement, or the transactions contemplated thereby or hereby;

d.	not to exercise any shareholder rights or remedies available at common law pursuant to applicable securities or other laws to delay, hinder, upset or challenge the Merger;

e.
not to option, sell, assign, transfer, alienate, dispose of, gift, grant, pledge, create or permit an encumbrance on, grant a security interest in or otherwise convey any Subject Securities or any voting rights attached thereto or any other right or interest therein, or agree to do any of the foregoing, provided that, for the avoidance of doubt: (i) the Securityholder shall be entitled to exercise any Convertible Securities held by the Securityholder during the term of this Support Agreement, and (ii) any Subject Securities issued on exercise of Convertible Securities during the term of this Support Agreement shall be subject to the terms of this Support Agreement;

f.
not to grant or agree to grant any proxy or other right to the Subject Securities, or enter into any voting trust or pooling agreement or Merger or enter into or subject any of such Subject Securities to any other agreement, Merger, understanding or commitment, formal or informal, with respect to or relating to the voting thereof, other than in support of the resolution approving the Merger and other related matters to be considered at the Purchaser Meeting;

g.	not to requisition or join in the requisition of any meeting of the Purchaser Shareholders for the purpose of considering any resolution;

h.
not to solicit or arrange or provide assistance to any other person to arrange for the solicitation of, purchases of or offers to sell Purchaser Shares or act in concert or jointly with any other person for the purpose of acquiring Purchaser Shares for the purpose of affecting the control of the Purchaser; and

i.	not to take any action to encourage or assist any other person to do any of the prohibited acts referred to in the foregoing provisions of this Section 1.2.

ARTICLE 2
REPRESENTATIONS AND WARRANTIES

2.1
The Securityholder by its acceptance hereof represents and warrants as follows and acknowledges that the Company is relying upon such representations and warranties in connection with entering into this Support Agreement and the Merger Agreement:

a.
the Securityholder is the legal or beneficial owner, directly or indirectly, of or controls all of the Subject Securities set forth immediately below the Securityholder’s Acceptance and the Securityholder is the registered or beneficial owner of such Subject Securities;

b.
as of the date of execution of this Support Agreement, (i) the only securities of the Purchaser legally or beneficially owned, directly or indirectly, or over which control or direction is exercised by the Securityholder are those listed immediately below the Securityholder’s Acceptance, and (ii) other than any Convertible Securities listed immediately below the Securityholder’s Acceptance and Purchaser Shares issuable on the exercise or conversion of such Convertible Securities, the Securityholder does not own, directly or indirectly, or control any convertible securities and has no other agreement or option, or right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by the Securityholder or transfer to the Securityholder of additional securities of the Purchaser;

c.	the Securityholder has the sole right to vote all the Subject Securities now beneficially owned or controlled;

d.
all the Subject Securities held by the Securityholder, set forth immediately below the Securityholder’s Acceptance, will, immediately prior to the Effective Time, be beneficially owned by the Securityholder with good and marketable title thereto, free and clear of any and all encumbrances and are and will at such time be issued and outstanding as fully paid and non-assessable shares in the capital of the Purchaser;

e.
the Securityholder has no agreement, option, or any right or privilege (whether by law, pre- emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer from the Securityholder of any of the Subject Securities or any interest therein or right thereto, except pursuant to this Support Agreement;

f.
the Securityholder has no voting trust, pooling or shareholder agreement, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming a voting trust or pooling agreement, or other agreement or Merger affecting the Subject Securities or the ability of the Securityholder to exercise all ownership rights thereto, including the voting of the Subject Securities;

g.
there are no legal proceedings in progress before any public body, court or authority or, to the knowledge of the Securityholder, pending or threatened against the Securityholder that would adversely affect in any manner the ability of the Securityholder to enter into this Support Agreement and to perform its obligations hereunder or the title of the Securityholder to any of the Subject Securities, as set forth immediately below the Securityholder’s Acceptance, and there is no judgment, decree or order against the Securityholder that would adversely affect in any manner the ability of the Securityholder to enter into this Support Agreement and to perform its obligations hereunder or the title of the Securityholder to any of the Subject Securities;

h.
the execution and delivery by the Securityholder of this Support Agreement, the authorization of this Support Agreement by the Securityholder, and the performance by the Securityholder of its obligations under this Support Agreement:

i.	do not require any authorization to be obtained by the Securityholder (other than such authorizations as have been obtained by the Securityholder on or before the date hereof); and

ii.
will not result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provision of: (A) any applicable laws; (B) any note, bond, mortgage, indenture, contract or agreement to which the Securityholder is party or by which the Securityholder or its assets is bound; or (C) any judgment, decree, order or award of any governmental entity having jurisdiction over the Securityholder;

i.
the Securityholder has independently and without reliance upon the Company, and based on such information as the Securityholder has deemed appropriate, made its own analysis and decision to enter into this Support Agreement; the Securityholder acknowledges that the Company has not made and makes no representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Support Agreement and the Merger Agreement; and

j.
this Support Agreement has been duly executed and delivered by the Securityholder and constitutes a legal, valid and binding obligation of the Securityholder, enforceable against the Securityholder in accordance with its terms, subject to bankruptcy, insolvency and other applicable laws affecting creditors’ rights generally, and to general principles of equity.

2.2
The Company represents and warrants to the Securityholder as follows and acknowledges that the Securityholder is relying upon such representations and warranties in connection with entering into this Support Agreement:

a.
The Company is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation or continuance and has the requisite corporate power and capacity to execute and deliver this Support Agreement, to enter into the Merger Agreement and to perform its obligations hereunder and under the Merger Agreement;

b.
this Support Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other applicable laws affecting creditors’ rights generally, and general principles of equity; and

c.
neither the execution and delivery by the Company of this Support Agreement or the Merger Agreement, nor the performance by the Company of its obligations under this Support Agreement or the Merger Agreement shall result in the breach or violation of, or constitute a default under, or conflict with any provision of:

i.	the constating documents, by-laws or resolutions of the Company Board (or any committee thereof); or

ii.	any laws to which the Company is subject or by which the Company is bound,

except where such breach or violation individually or in the aggregate would not reasonably be expected to materially adversely affect the Company’s ability to perform its obligations under this Support Agreement or the Merger Agreement.

ARTICLE 3
TERMINATION

3.1	This Support Agreement will automatically terminate on the first to occur of:

a.	at any time by mutual consent of the Company and the Securityholder;

b.	completion of the Merger in accordance with the Merger Agreement;

c.	termination of the Merger Agreement in accordance with its terms;

d.
by written notice of the Securityholder if the Company has not complied in any material respect with its covenants contained in this Support Agreement or if any representation or warranty of the Company herein is untrue or incorrect in any material respect and, in each case, such non-compliance or inaccuracy is reasonably likely to prevent consummation of the Merger and is not curable or, if curable, is not cured by the earlier of: (i) the date which is five (5) days from the date of written notice of such breach; and (ii) the Business Day prior to the Effective Time; provided that at the time of such termination pursuant to this Section 3.1(d) by the Securityholder, the Securityholder is not in default in any material respect in the performance of its obligations under this Support Agreement; or

e.	by written notice of the Company if the Purchaser Meeting Resolutions are not approved by the requisite majority of Purchaser Shareholders.

3.1
Upon termination pursuant to Section 3.1 the provisions of this Agreement will become void and no party shall have any liability to the other party, provided that no termination pursuant to Section 3.1 shall prejudice the rights of a party as a result of any breach by any other party of its obligations hereunder.

ARTICLE 4
GENERAL

4.1	In this Support Agreement, unless otherwise expressly stated or the context otherwise requires:

a.	references to “herein”, “hereby”, “hereunder”, “hereof” and similar expressions are references to this Support Agreement and not to any particular Section of or Schedule to this Support Agreement;

b.	references to an “Article” or a “Section” are references to an Article or a Section of this Support Agreement;

c.	words importing the singular shall include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders;

d.	the term “Business Day” shall have the meanings ascribed thereto in the Merger Agreement;

e.	the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof; and

f.	wherever the term “includes” or “including” is used, it shall be deemed to mean “includes, without limitation” or “including, without limitation”, respectively.

4.2	The parties waive the application of any rule of law which otherwise would be applicable in connection with the construction of this Support Agreement that ambiguous or conflicting terms or provisions should be construed against the party who (or whose counsel) prepared the executed agreement or any earlier draft of the same.

4.3
This Support Agreement shall become effective in respect of the Securityholder upon both: (a) execution and delivery thereof by the Securityholder; and (b) the execution and delivery of the Merger Agreement by the Purchaser and the Company.

4.4	This Support Agreement may be executed by facsimile or electronically and in any number of counterparts, each of which shall be deemed to be original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Support Agreement to produce more than one counterpart.

4.5	The Securityholder consents to the disclosure of the substance of this Support Agreement in any press release or any circular relating to the Merger and to the filing of this Support Agreement as may be required pursuant to applicable laws.

4.6	This Support Agreement shall be binding upon and shall enure to the benefit of and be enforceable by each of the parties hereto and their respective successors, permitted assigns, heirs, executors and personal representatives. This Support Agreement shall not be assignable by any party except in accordance with Section 4.7.

4.7	This Support Agreement and the rights hereunder are not transferable or assignable by the Securityholder or the Company, as applicable, without the prior written consent of the other (which consent may be withheld at the discretion of the other).

4.8	Time shall be of the essence of this Support Agreement.

4.9	If any term, provision, covenant or restriction of this Support Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Support Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify the agreement to preserve each party’s anticipated benefits under this Support Agreement.

4.10	The Securityholder acknowledges that it:

a.	has been advised by the Company to seek independent legal advice;

b.	has sought such independent legal advice or deliberately decided not to do so;

c.	understands its rights and obligations under this Support Agreement; and

d.	is executing this Support Agreement voluntarily.

4.11	Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if delivered or sent by facsimile transmission as follows:

a.	in the case of a Securityholder, to the address set forth opposite the Securityholder’s Acceptance; and

b.	if to the Company:

Pershing Gold Corporation
1658 Cole Blvd., Bldg 6
Suite 210
Lakewood, CO 80401
Attn: Stephen Alfers
Email: salfers@pershinggold.com

With a copy to:

Davis Graham & Stubbs LLP
1550 Seventeenth Street,
Suite 500
Denver, Colorado 80202
Attn: Brian Boonstra
Email: brian.boonstra@dgslaw.com

or at such other address as the party to which such notice or other communication is to be given has last notified the party giving the same in the manner provided in this Section 4.11, and if so given shall be deemed to have been given on the date on which it was actually received at the address provided herein (if received on a Business Day, if not, the next succeeding Business Day) and if sent by electronic mail transmission be deemed to have been given at the time of actual receipt of the complete electronic mail transmission at the e-mail address provided herein (if actually received prior to 5:00 p.m. (local time at the point of receipt) on a Business Day, if not the next succeeding Business Day).

4.12	This Support Agreement (together with all other documents and instruments referred to herein) constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof.

4.13
This Support Agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the State of Nevada, without giving effect to any principles of conflict of laws thereof which would result in the application of the laws of any other jurisdiction, and all actions and proceedings arising out of or relating to this Support Agreement shall be heard and determined exclusively in the courts of the State of Nevada.

4.14
The Securityholder recognizes and acknowledges that this Support Agreement is an integral part of the Company entering into the Merger Agreement, and that the Company would not contemplate proceeding with entering into the Merger Agreement unless this Support Agreement was entered into by the Securityholder, and that a breach by the Securityholder of any covenants or other commitments contained in this Support Agreement will cause the Company to sustain injury for which it would not have an adequate remedy at law for money damages. Therefore, the Securityholder agrees that, in the event of any such breach, the Company shall be entitled to the remedy of specific performance of such covenants or commitments and preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which they may be entitled, at law or in equity, and the Securityholder further agrees to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

[Remainder of page intentionally left blank.]

If the foregoing accurately reflects the terms and conditions of our agreement, would you kindly indicate your acceptance hereof by signing, dating and returning to the undersigned the enclosed Support Agreement by electronic mail or otherwise.

PERSHING GOLD CORPORATION

By:
Name:
Title:

SECURITYHOLDER’S ACCEPTANCE

Irrevocably accepted and agreed                                                                                                        , 2018.

Address for Notice:	Name of Securityholder:

Signature:

Registered or Beneficial Holder	Number of Shares of Common Stock	Number of Shares of Preferred Stock	Number of Convertible Securities
			Warrants	Options

TOTAL:

SCHEDULE D
PURCHASER PREFERRED STOCK TERMS

D - 1

SHARE CONDITIONS

The rights, privileges, restrictions and conditions attaching to the Class A Preferred Shares are as follows:

Class A Preferred Shares

1.	Definitions. In these share conditions, the following words and phrases shall have the following meanings:

(a)	“Act” means the Canada Business Corporations Act;

(b)	“Affiliate” has the meaning ascribed to it on the date hereof in Rule 405 under the Securities Act;

(c)	“Automatic Conversion Event” means the first to occur of:

(i)	there being no holder of Class A Preferred Shares whose Fully Diluted Ownership Percentage equals or exceeds five percent (5%); and

(ii)	the consummation of a Change of Control;

(d)	“Business Day” shall mean any day other than a Saturday, Sunday or other day on which commercial banks in New York, New York or Toronto, Ontario are authorized or required by law to close;

(e)	“Change of Control” means, in relation to the Corporation:

(i)
a merger, amalgamation, arrangement or other transaction or series  of related transactions resulting in the combination of the Corporation with or into another entity, where the holders  of  Common  Shares  immediately prior to any such transaction, directly or indirectly, do not continue to hold more than a 50% voting interest in (i) the continuing or surviving entity immediately following such transaction, or (ii) if the continuing or surviving entity is a wholly-owned subsidiary of another  Person  immediately following such transaction, the controlling Person of such continuing or surviving entity;

(ii)	the sale, lease, license, transfer or other disposition of all or substantially all of the Corporation’s assets (other than to an Affiliate of the Corporation); or

(iii)
a transaction, or series of related transactions, as a result of which any person or group of affiliated persons becomes the beneficial owner, directly or indirectly, of securities of the Corporation representing at least 50% of the total voting power represented by the Corporation’s then- outstanding voting securities.

(f)	“Common Shares” means the common shares in the capital of the Corporation;

(g)	“Conversion Ratio” means one Common Share per Class A Preferred Share;

(h)	“Fully Diluted Ownership Percentage” means, with respect to any holder of Class A Preferred Shares, as of any date of determination, an amount, expressed as a percentage, equal to

(i)
the sum of (A) the number of  Common Shares such holder would be  entitled to receive if all of such holder’s Class A Preferred Shares were converted into Common  Shares  on  such  date  at  the  Conversion  Ratio and (B) the number of Common Shares held by such Holder on such date divided by

(ii)
the sum of (A) the aggregate number of Common Shares issuable upon conversion into Common Shares of all Class A Preferred Shares outstanding on such date and (B) the aggregate number of Common Shares outstanding on such date;

(i)	“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

(j)	“Notice of Conversion” means the form attached hereto as Annex A;

(k)
“Person” means any individual, corporation, general partnership, limited partnership, limited liability partnership, joint venture, association, joint-stock company, trust, limited liability company, unincorporated organization or government or any agency or political subdivision thereof; and

(l)	“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

2.
Voting Rights.   Subject to the Act, the holders of the Class A Preferred Shares shall  not, as such, be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

3.
Dividends. The Corporation shall not declare, pay or set aside any dividends on the Common Shares or any class  or  series  of  shares  convertible  into  Common  Shares (other than dividends on Common Shares  payable  in  Common  Shares)  unless  the holders of the Class A Preferred Shares then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding Class A Preferred Share in an amount at least equal to the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Shares.

4.	Conversion at Option of Holder.

(a)
General. A holder of any Class A Preferred Shares shall, subject to paragraph 4(c) below, be entitled to convert the whole or any part of the Class A Preferred Shares registered in the name of such holder on the books of the Corporation into Common Shares at the Conversion Ratio, without the payment of any additional consideration by the holder thereof.

(b)
Notice of Conversion. A holder of Class A Preferred Shares who wishes the whole or any part of such shares to be converted shall tender to the Corporation at its registered office a Notice of Conversion specifying that such holder desires to have the whole or any part of the Class A Preferred Shares registered in the name of such holder converted into Common Shares, together with the share certificates, if any, representing the Class A Preferred Shares which the registered holder desires to have converted. If a part only of the Class A Preferred Shares represented by any certificates are converted, a new certificate for the balance shall be issued to the holder by the Corporation.

(c)
Beneficial Ownership Limitation.  The  Corporation  shall  not  effect  any conversion of Class A Preferred Shares pursuant to Section 4,  and  a holder  of Class A  Preferred Shares shall not have the right to  convert any portion of Class    A Preferred Shares held by such holder pursuant to Section 4, to the extent that,  after giving effect to the conversion set forth on the applicable Notice of  Conversion, such holder (together with such holder’s Affiliates, and any Persons acting as a group together with such holder or any of such holder’s Affiliates)   would beneficially own or control in excess of the Beneficial Ownership Limitation (as defined below). For purposes of  the foregoing sentence, the  number  of Common Shares beneficially owned or controlled by such holder and its Affiliates shall include the number of Common Shares issuable  upon  conversion  of  the Class A Preferred Shares with respect  to  which  such  determination  is  being made, but shall exclude the number of Common Shares which are issuable upon (i) conversion of the  remaining,  unconverted  Class  A  Preferred  Shares beneficially owned by such holder or any of its Affiliates and (ii) exercise or conversion of  the unexercised or unconverted portion of  any other securities  of   the Corporation subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by such holder or any of its   Affiliates. Except as set forth in the preceding sentence, for purposes of this paragraph 4(c), beneficial ownership shall be  calculated  in  accordance  with Section 13(d) of the Exchange Act. To the extent that  the limitation contained  in this paragraph 4(c) applies, the determination of whether the Class A Preferred Shares are convertible (in relation to other securities owned  by  such  holder together with any Affiliates) and of how many Class A Preferred Shares are convertible shall be in the sole discretion of such holder, and the submission of a Notice of Conversion shall be deemed to be such  holder’s  determination  of whether the Class A Preferred Shares may be converted (in relation to other securities owned by such holder together with  any  Affiliates)  and  how  many Class A Preferred Shares are convertible, in each case subject to the Beneficial Ownership Limitation. To ensure compliance with this restriction, each holder will be deemed to represent to the Corporation each time it delivers a Notice of Conversion that such Notice of Conversion has not violated  the  restrictions  set forth in this paragraph and the Corporation shall have no obligation to verify or confirm the accuracy of such determination.  For  purposes  of this paragraph 4(c),  in determining the number of outstanding Common Shares,  a holder may rely on  the number of outstanding Common Shares as stated in the most recent of the following: (i) the Corporation’s most  recent  financial  statements  (whether quarterly or annual) filed on the System for Electronic Document Analysis and Retrieval, as the case may be, (ii) a more recent public announcement by the Corporation or (iii) a more recent  written notice by  the Corporation  setting forth the number of Common Shares outstanding. Upon the written or oral request of a holder, the Corporation shall within two Business Days confirm orally and in writing to such holder the number of Common Shares then outstanding. In any case, the number of outstanding Common Shares shall be determined after   giving effect to the conversion or exercise of securities of the Corporation, including the Class A Preferred Shares, by such holder or its Affiliates since the date as of which such number of outstanding Common Shares was reported. The “Beneficial Ownership Limitation” shall be 4.99% of the number of Common Shares outstanding immediately after giving effect to the issuance of Common Shares issuable upon conversion of the Class A Preferred Shares held by the applicable holder. A holder, upon not less than 61 days’ prior notice to the Corporation, may increase or decrease the Beneficial Ownership Limitation provisions of this paragraph 4(c) applicable to its Class A Preferred Shares and the provisions of this paragraph 4(c) shall continue to apply. Any such increase or decrease will not be effective until the 61st day after such notice is delivered to the Corporation and shall only apply to such holder and no other holder. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this paragraph 4(c) to correct this paragraph 4(c) (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation contained herein or to make changes or supplements necessary or desirable to properly give effect to such limitation.

5.	Automatic Conversion.

(a)
General. The Class A Preferred Shares shall automatically be converted into Common Shares at the Conversion Ratio, without the payment of any additional consideration by the holder thereof, upon the occurrence of the Automatic Conversion Event.

(b)
Time and Mechanics of Conversion. The automatic conversion of the Class A Preferred Shares into Common Shares pursuant to paragraph 5(a) shall be deemed made immediately prior to (and conditioned upon) the occurrence of the Automatic Conversion Event, and the Person(s) entitled to receive the Common Shares issuable upon such automatic conversion shall be treated for all purposes as the record holder or holders of such Common Shares on such date. The Corporation shall, as soon as practicable after the occurrence of the Automatic Conversion Event:

(i)
issue and deliver to such holder, at the address of record of the holder on the Corporation’s books and records, a certificate or certificates for the number of Common Shares (rounded up to the nearest whole Common Share) to which the holder shall be entitled in respect of the shares of Class A Preferred Shares so converted; and

(ii)	pay to such holder in cash any declared and unpaid dividends on the Class A Preferred Shares so converted.

6.
Anti-Dilution. In the event the Class A Preferred Shares or the Common Shares are at any time subdivided, consolidated or changed into a greater or lesser number of shares of the same or another class, an appropriate adjustment shall be made in the rights and conditions attached to the Class A Preferred Shares so as to maintain the relative rights of  the holders of  such shares, and the Corporation shall promptly deliver to each holder   of record of Class A Preferred Shares a notice setting forth the applicable adjustment.

7.
No Impairment. The Corporation shall not, in any manner, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation but shall at all times in good faith assist in the carrying out of all the provisions of Sections 4 and 5 and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of Class A Preferred Shares under Sections 4 and 5 against impairment.

8.
Distribution Rights. In the event of the liquidation, dissolution or winding up of the Corporation, or any return of capital, or any other distribution of assets of the Corporation among its shareholders for purposes of winding up its affairs, whether voluntary or involuntary, the Class A Preferred Shares shall rank pari passu with the Common Shares.

ANNEX A

NOTICE OF CONVERSION

(TO BE EXECUTED BY THE REGISTERED HOLDER IN ORDER TO CONVERT CLASS A PREFERRED SHARES)

The undersigned hereby elects to convert the number of Class A Preferred Shares indicated below into common shares of Americas Gold Corporation (the “Common Shares”), a corporation existing under the Canada Business Corporations Act (the “Corporation”), according to the conditions hereof, as of the date written below. The undersigned will pay all taxes payable with respect thereto and is delivering herewith such certificates and opinions as may be required by the Corporation. No fee will be charged to the holder for any conversion, except for any such taxes.

Date to Effect Conversion:

Number of Class A Preferred Shares owned prior to Conversion:

Number of Class A Preferred Shares to be Converted:

Number of shares of Common Stock to be Issued:

Number of shares of Class A Preferred Shares subsequent to Conversion:

Address for Delivery:

or

DWAC Instructions:
Broker no:
Account no:

[HOLDER]

By:
Name:
Title:

SCHEDULE E
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

E - 1

Schedule E
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

1.1	Organization and Qualification; Standing and Power; Charter Documents; Minutes; Subsidiaries

(a)
Organization and Qualification; Standing and Power. The Company and each of its subsidiaries is a corporation, limited liability company or other legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization, and has the requisite corporate, limited liability company or other organizational, as applicable, power and authority to own, lease and operate its assets and to carry on its business as now conducted. Each of the Company and its subsidiaries is duly qualified or licensed to do business as a foreign corporation, limited liability company or other legal entity and is in good standing in each jurisdiction where the character of the assets and properties owned, leased or operated by it or the nature of its business makes such qualification or license necessary, except where the failure to be so qualified or licensed, or to be in good standing, would not have a Company Material Adverse Effect.

(b)
Charter Documents. The Data Room Information contains true, correct and complete copies of the Charter Documents of the Company and each of its subsidiaries. Neither the Company nor any of its subsidiaries is in violation of any of the provisions of its Charter Documents in any material respect. Other than the amendment to the Certificate of Designation for Company Preferred Stock entered into on or about the date hereof, no action has been taking by the Company or any of its subsidiaries to amend or supersede its Charter Documents.

(c)
Minutes. The Company has made available to the Purchaser true, correct and complete copies of the minutes (or in the case of minutes that have not yet been finalized, a brief description of the meeting) of all meetings of shareholders, the Company Board and each committee of the Company Board and of any subsidiary board of directors and shareholders since January 1, 2018 and stock record books of the Company and its subsidiaries, in each case, other than any meetings of the Company Board at which the Merger or a similar transaction was considered. The minute books of the Company and its subsidiaries contain true, correct and complete records of all meetings of the Company Board or any subsidiary board of directors, and any committees of the Company Board or any subsidiary board of directors, and the shareholders of the Company or any subsidiary of the Company, in each case, in all material respects, except for any meetings of the Company Board or any committee of the Company Board at which the Merger was considered. At the Effective Time, all of those books and records will be in the possession of the Company and its subsidiaries. The Company and its subsidiaries have been managed and maintained in all material respects as separate legal entities, taken all actions required by applicable corporate or company Law and corporate or company formalities, and have maintained proper arms-length relationships among themselves.

(d)
Subsidiaries. Schedule 1.1(d) of the Company Disclosure Letter lists each of the subsidiaries of the Company as of the date hereof and its place of incorporation or organization. The Company, directly or indirectly, owns all of the issued and outstanding securities of each subsidiary of the Company. All of the issued and outstanding securities in each subsidiary of the Company have been validly issued, were issued free of pre- emptive rights and are fully paid and non-assessable, and except as disclosed in Schedule 1.1(d) of the Company Disclosure Letter are free and clear of all Liens, including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or voting interests.

1.2	Capital Structure

(a)
Capital Stock. The authorized capital stock of the Company consists of: (i) 200,000,000 shares of Company Common Stock, par value $0.0001 per share; and (ii) 50,000,000 shares of preferred stock, par value $0.0001 per share, of which 15,151 shares are designated as Company Preferred Stock. As of the close of business on September 28, 2018 (the “Capitalization Date”), 33,676,921 shares of Company Common Stock and   are issued and outstanding, 8,946 shares of Company Preferred Stock are issued and outstanding, and no shares of capital stock are held in treasury. All of the outstanding shares of Company Common Stock and Company Preferred Stock (collectively, the “Company Stock”) have been duly authorized, are validly issued, fully paid, and nonassessable, and have been issued in compliance with all applicable Laws and are not subject to any pre-emptive rights. Other than the Company Support Agreements, Certificate of Designation for the Company Preferred Stock, and this Agreement, the Company is not a party or subject to any agreement or understanding, and, to the Knowledge of the Company there is no agreement or understanding between any persons, that affects or relates to the voting or giving of written consents with respect to any securities of the Company or the voting by any director of the Company. No subsidiary of the Company owns any Company Stock.

(b)	Stock Options; Company RSUs; Company Restricted Stock.

(i)
As of the Capitalization Date, an aggregate of 2,128,117 shares of Company Common Stock were subject to issuance pursuant to Company Options. Schedule 1.2(b)(i) of the Company Disclosure Letter sets forth a true, correct, and complete list of each outstanding Company Option granted under the Company Equity Incentive Plans, and (a) the name of the holder of such Company Option, (b) the number of shares of Company Common Stock subject to such outstanding Company Option, (c) the exercise price of such Company Option, (d) the date on which such Company Option was granted or issued, (e) the applicable vesting schedule and the extent to which such Company Option is vested and exercisable as of the date hereof, and (g) the date on which such Company Option expires. All Company Common Stock subject to issuance under the Company Equity Incentive Plans, upon issuance in accordance with the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. Except as set forth on Schedule 1.2(b)(i) of the Company Disclosure Letter, each outstanding Company Option was granted under the applicable Company Equity Incentive Plans. At Closing, the Company Options shall be treated as set forth in Section 2.11 of this Agreement and there are no agreements between the Company and any Company Optionholder to the contrary.

(ii)
Schedule 1.2(b)(ii) of the Company Disclosure Letter sets forth with respect to each Company RSU a true, correct, and complete list of (a) the name of the Company RSU Holder, (b) the number of Company RSUs held by such Company RSU Holder and (c) the grant date of the Company RSUs held by such Company RSU Holder. Each outstanding Company RSU was granted under the applicable Company Equity Incentive Plan. At Closing, the Company RSUs shall be treated as set forth in Section 2.12 of this Agreement and there are no agreements between the Company and any Company RSU Holder to the contrary.

(iii)	Intentionally Omitted.

(iv)	The Company has not issued any Company SARs under the Company Equity Incentive Plans.

(v)
The Company Equity Incentive Plans (a) were adopted, authorized and approved, and (b) have been operated in material compliance with, all applicable Laws and regulations of the applicable Exchanges, including in connection with any changes made to the original exercise price of any outstanding or previously exercised Company Option. Any grant of securities or changes in the terms of any prior grants, including with respect to Company Options or Company RSUs, were made in compliance with the terms of the applicable Company Equity Incentive Plan.

(vi)
Other than the Company Preferred Stock, Company Restricted Stock, Company Options, Company RSUs, and the Company Warrants as of the date of this Agreement, there are no outstanding (a) securities of the Company or any of its subsidiaries convertible into or exchangeable for Company Voting Debt or Company Common Stock, (b) options, warrants or other similar agreements or commitments to acquire from the Company or any of its subsidiaries, or obligations of the Company or any of its subsidiaries to issue, any Company Voting Debt or Company Common Stock (or securities convertible into or exchangeable for Company Voting Debt or Company Common Stock) the Company or (c) restricted shares, restricted stock units, stock appreciation rights, performance shares, profit participation rights, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any Company Common Stock, in each case that have been issued by the Company or its subsidiaries (the items in clauses (a), (b) and (c), and the portion of the sentence preceding clause (a), together with the Company Stock, being referred to collectively as “Company Equity Securities”). All outstanding Company Stock, all outstanding Company Options, Company RSUs, Company Restricted Stock, Company Warrants, and all Company Equity Securities in any subsidiary of the Company, have been issued or granted, as applicable, in compliance in all material respects with all applicable Securities Laws.

(vii)
Other than the Company Warrants, there are no outstanding Contracts requiring the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any Company Equity Securities. Neither the Company nor any of its subsidiaries is a party to any voting, shareholder rights or other similar agreement with respect to any Company Equity Securities.

(c)
Voting Debt; Company Warrants. No bonds, debentures, notes or other indebtedness issued by the Company or any of its subsidiaries (i) having the right to vote on any matters on which shareholders or equityholders of the Company or any of its subsidiaries may vote (and no such debt instruments are convertible into, or exchangeable for, securities having such right), or (ii) the value of which is directly based upon or derived from any Company Equity Securities, are issued or outstanding (collectively, “Company Voting Debt”). An aggregate of 3,112,248 shares of Company Common Stock are  subject to issuance upon exercise of the Company Warrants, and all such Company Warrants were granted pursuant to the executed or forms of Company Warrants provided to the Purchaser or set forth in the Company Public Disclosure Record. Schedule 1.2(c) of the Company Disclosure Letter sets forth a true, correct, and complete list of each outstanding Warrant and (a) the name of the holder of such Warrant, (b) the number of shares of Company Common Stock subject to such outstanding Warrant, (c) the exercise price of such Warrant, (d) the date on which such Warrant was granted or issued, and (e) the date on which such Warrant expires. The Company Warrants shall be treated as set forth in Section 2.13 of this Agreement and there are no agreements between the Company and any holders of the Company Warrants to the contrary.

(d)	No grants in respect of Company Options, Company Restricted Stock or Company RSUs involved any “back dating”, “forward dating”, “spring loading” or similar practices.

(e)	All Company Stock that may be issued pursuant to the exercise of outstanding Company Options or the vesting of the Company RSUs:

(i)	will, when issued in accordance with the terms thereof, be duly authorized, validly issued, fully-paid and non-assessable;

(ii)	are not and will not be subject to or issued in violation of any Law or any pre- emptive rights; and

(iii)	have been recorded on the Company’s financial statements in accordance with U.S. GAAP.

(f)	All dividends and distributions on securities of the Company that have been declared or authorized have been paid in full.

(g)
Neither the Company nor any of its subsidiaries are party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding shares in the capital of the Company or any of its subsidiaries.

(h)
Except as disclosed in the Company Public Disclosure Record, no holder of Company Equity Securities has any right to compel the Company to register or otherwise qualify shares of Company Stock (or any of them) for public sale or distribution.

1.3	Authority Relative to this Agreement

(a)
The Company has the requisite corporate power, authority and capacity (i) to enter into this Agreement and all other agreements and instruments to be executed by the Company as contemplated by this Agreement, and (ii) subject to obtaining the requisite approvals pursuant to Section 4.7 of this Agreement and the approval of the Company Common Stockholders and Company Preferred Stockholders of the Merger Resolution, to perform its obligations hereunder and thereunder.

(b)
The execution and delivery of this Agreement and the completion by the Company of the transactions contemplated by this Agreement have been duly authorized by the Company Board and no other corporate proceedings on the part of the Company are necessary to authorize:

(i)	the execution and delivery by it of this Agreement; and

(ii)
subject to obtaining the requisite approvals pursuant to Section 4.7 of this Agreement and the approval of the Company Common Stockholders and Company Preferred Stockholders of the Merger Resolution, the performance by the Company of its obligations under this Agreement.

(c)
This Agreement has been duly executed and delivered by the Company and assuming due execution and delivery by the Purchaser and Acquireco constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the Enforceability Limitations.

1.4	Required Filings and Consents; No Conflicts

(a)
Governmental Approvals. Except as indicated on Schedule 1.4(a) to the Company Disclosure Letter, no authorization, licence, permit, certificate, registration, consent or approval of, or filing with, or notification to, any Governmental Authority is required to be obtained or made by or with respect to the Company or any of its subsidiaries in connection with the execution and delivery of this Agreement or, the performance by the Company of its obligations hereunder, the completion by the Company of the Merger and the other transactions contemplated hereby or the ability of the Company to conduct its operations, other than the following (such items, the “Company Key Regulatory Approvals”):

(i)	filings and other actions required under the rules and policies of the Nasdaq and the TSX as are contemplated by this Agreement;

(ii)	filings and other actions as are contemplated by this Agreement; and

(iii)	such other Consents which if not obtained or made would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)
No Violation. Subject to obtaining the authorizations, consents and approvals and making the filings referred to in Section 1.4(a) of this Schedule E, none of the authorization, execution and delivery of this Agreement by the Company, the completion of the transactions contemplated by this Agreement or the Merger, the performance of the Company’s obligations hereunder and thereunder, or compliance by the Company with any of the provisions hereof will:

(i)
violate, conflict with, or result (with or without notice or the passage of time) in a violation or breach of any provision of, or require, other than the Key Consents or as disclosed in Schedule 1.4(b)(i) of the Company Disclosure Letter, any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration of indebtedness under, or result in the creation of any Liens upon, any of its properties or assets or cause any indebtedness to come due before its stated maturity or cause any credit commitment to cease to be available or cause any payment or other obligation to be imposed on the Company under any of the terms, conditions or provisions of:

(A)	its Charter Documents; or

(B)	any material Permit or Company Material Contract to which it is a party or to which it, or any of its properties or assets, may be subject or by which it is bound; or

(ii)	subject to obtaining the Company Key Regulatory Approvals,

(A)	result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provisions of any Laws applicable it or any of its properties or assets; or

(B)	cause the suspension or revocation of any material Permit currently in effect with respect to it;

(iii)
give rise to any rights of first offer, first refusal or any similar provisions or any restrictions or limitation under any such note, bond, mortgage, indenture, Company Material Contract, license, franchise or Permit; or

(iv)
except as set forth in Schedule 1.4(b)(iv) of the Company Disclosure Letter, result in any payment (including retention, severance, compensation, golden parachute, bonus or otherwise) becoming due to any director, officer, or employee of the Company or any of its subsidiaries, or increase any benefit payable to such director, officer, or employee by the Company or any of its subsidiaries, or result in the acceleration of time or payment or vesting of any such benefits.

The Key Consents and the consents set out in Schedule 1.4(b)(i) of the Company Disclosure Letter are the only consents, approvals and notices required from any third party under any Company Material Contracts of the Company in order for the Company to proceed with the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement, other than those consents, approvals and notices that, if not obtained, would not prevent, materially delay, or materially impede the closing.

1.5	Compliance with Laws; Permits

(a)	Compliance with Laws.

(i)
The Company and each of its subsidiaries are, and at all times since January 1, 2017 have been, in compliance with Laws and Orders applicable to the Company or any of its subsidiaries or by which the Company or any of its subsidiaries or any of their respective businesses or properties is bound, except where such failure to comply would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2017, no Governmental Authority has issued any notice or notification to the Company or any of its subsidiaries stating that the Company or any of its Subsidiaries is not in material compliance with any Law, except for such non-compliance as has been remedied or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(ii)
Since January 1, 2017 neither the Company nor any of its subsidiaries have received any notice, written or oral, of, any alleged violation of or non- compliance with any applicable Laws or disqualification by a Governmental Authority, other than violations or non-compliance that would not, individually or in the aggregate, have a Company Material Adverse Effect.

(b)	Anti-Bribery. Neither the Company nor any of its subsidiaries and none of their respective directors, officers, supervisors, managers, employees, or agents, current or former, has:

(i)
violated or is in violation of any applicable anti-bribery, export control, and economic sanctions Laws, including the United States Foreign Corrupt Practices Act and the Corruption of Foreign Public Officials Act (Canada) (and the regulations promulgated thereunder);

(ii)
made or authorized any direct or indirect contribution, payment or gift of funds, property or anything else of value to any official, employee or agent of any Governmental Authority, authority or instrumentality in the United States or Canada, or other jurisdictions in which the Company or any of its subsidiaries has assets, other than in accordance with applicable Laws;

(iii)
used any corporate funds, or made any direct or indirect unlawful payment from corporate funds, to any foreign or domestic government official or employee or any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; or

(iv)
violated or is in violation of any provision of applicable Law relating to foreign corrupt practices, including making any contribution to any candidate for public office, in either case, where either the payment or gift or the purpose of such contribution, payment or gift was or is prohibited under the foregoing.

(c)	Money Laundering Laws.

(i)
To the Knowledge of the Company, the operations of the Company and its subsidiaries are and have been conducted at all times in compliance with: (A) applicable financial recordkeeping and reporting requirements of the money laundering statutes of all applicable jurisdictions; (B) the rules and regulations thereunder; and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the “Money Laundering Laws”).

(ii)
No action, claim, notice of assessment, suit or proceeding by or before any commission, court, Governmental Authority, arbitrator or non-Governmental Authority involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the Knowledge of the Company, threatened.

(d)
Expropriation. No part of the property or assets of the Company or any of its subsidiaries has been taken, condemned, or expropriated by any Governmental Authority nor has any written notice or proceeding in respect thereof been given or commenced nor does the Company or any of its subsidiaries know of any intent or proposal to give such notice or commence any such proceedings.

(e)	Permits.

(i)
Schedule 1.5(e) of the Company Disclosure Letter sets forth a list of all Company Permits, which Company Permits (A) are held by Company and/or its subsidiaries and (B) are all the Permits necessary to operate their respective businesses as currently conducted on the date of this Agreement, except for any Company Permits for which the failure to obtain or hold would not, individually or in the aggregate, have a Company Material Adverse Effect. No suspension or cancellation of any Company Permits is pending or, to the Knowledge of the Company, threatened, except for any such suspension or cancellation which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(ii)
The Company and each of its subsidiaries are and, since January 1, 2017, have been, in material compliance with the terms of all material Company Permits. Neither the transactions contemplated by this Agreement, nor to the Knowledge of the Company, any other event has occurred that, with or without notice or lapse of time or both, would or would reasonably be expected to result in the revocation, suspension, cancellation, lapse or limitation of any Company Permits.

(iii)
Neither the Company nor any of its subsidiaries has received any written notices or other correspondence from any Governmental Authority regarding any circumstances that have existed or currently exist that would lead to a loss, suspension, or modification of, or a refusal to issue any Permits that would reasonably be expected to restrict, curtail, limit, or adversely affect the ability of the Company or any of its subsidiaries to operate their respective businesses.

1.6	Securities Filings

(a)	Public Reporting Requirements.

(i)
Since January 1, 2017, the Company has timely filed or furnished, as applicable, in all material respects, all reports, prospectuses, schedules, forms, statements or other documents (including exhibits and all other information incorporated by reference) required to be filed or furnished as part of the Company Public Disclosure Record.

(ii)
Each Company filing (or furnishing) with any Securities Authority or Exchange that is part of the Company Public Disclosure Record (A) as of its date, complied as to form in all material respects with the applicable requirements of Securities Laws, the applicable Exchanges, as the case may be, as in effect on the date so filed, (B) did not, at the time it was filed (or, if subsequently amended or supplemented, at the time of such amendment or supplement), contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, and (C) included, in the case of those which contain annual financial statements, annual financial statements that have been audited by an independent certified public accounting firm.

(iii)
The Company has not received any comments from any Securities Authority with respect to the Company Public Disclosure Record that have not been resolved and that are not contained in the Data Room Information. None of the Company’s subsidiaries is required to file or furnish any forms, reports or other documents with any Securities Authority.

(iv)
The Company is not subject to continuous disclosure or other public reporting requirements under any Securities Laws outside of the United States and Canada. None of the Company’s subsidiaries are subject to continuous disclosure or other disclosure requirements under any Securities Laws.

(v)
Since January 1, 2017, the Company has not filed or furnished any (A) confidential material change report (which at the date of this Agreement remains confidential) or (B) other confidential filings (including redacted filings other than Company Material Contracts which required redaction), with or to any Securities Authority or any Exchange.

(b)	Reporting Issuer.

(i)	The Company is a “reporting issuer” within the meaning of applicable Securities Laws in the provinces and territories of Canada other than Québec;

(ii)	The Company is not on the list of reporting issuers in default under applicable Securities Laws;

(iii)	No Securities Authority has issued any order preventing or suspending trading of any securities of the Company;

(iv)	The Company has not taken an action to cease to be a reporting issuer in the United States or in any of the provinces or territories of Canada other than Québec; and

(v)	The Company has not received notification from any Securities Authority or Exchange seeking to revoke the reporting issuer status of the Company.

(c)	Investment Company. The Company is not, and is not required to be, registered as an “investment company” pursuant to the United States Investment Company Act of 1940, as amended.

(d)
Securities Laws Non-Compliance. There are no current, pending, or, to the Knowledge of the Company, threatened proceedings before any Governmental Authority relating to any alleged non-compliance of the Company with any applicable Securities Laws.

(e)	Stock Exchanges.

(i)	Trading in the Company Common Stock on the Nasdaq or TSX is not currently halted or suspended.

(ii)	The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the Nasdaq and the TSX.

(iii)
No delisting, suspension of trading, cease trading or similar order or restriction with respect to any securities of the Company is pending, in effect, or, to the Knowledge of the Company, threatened or is expected to be implemented or undertaken.

(iv)	To the Knowledge of the Company, the Company is not subject to any formal or informal review, enquiry, investigation or other proceeding relating to any order or restriction.

(f)
Audit. To the Knowledge of the Company, neither the Company nor any of the Company Public Disclosure Record is the subject of an ongoing audit, review, comment or investigation by any Securities Authority or Exchange.

1.7	Financial Statements

(a)	Financial Statements.

(i)
Each of the consolidated financial statements (including, in each case, any notes thereto) of the Company contained in the Company Public Disclosure Record (collectively, the “Company Financial Statements”) (A) comply (or  will  comply) as to form in all material respects with the published rules and regulations of the SEC with respect thereto as of their respective dates; (B) were prepared (or will be prepared) in accordance with U.S. GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and, in the case of unaudited interim financial statements, as may be permitted by the SEC for Quarterly Reports on Form 10-Q); and (C) fairly present (or will fairly present) the consolidated financial position of the Company and its consolidated subsidiaries in accordance with U.S. GAAP at the respective dates thereof and the consolidated results of the Company’s operations and cash flows for the periods indicated therein, subject, in the case of unaudited interim financial statements, to normal and year-end audit adjustments as permitted by U.S. GAAP, and the applicable rules and regulations of the SEC.

(ii)	The Company does not intend to correct or restate, nor to the Knowledge of the Company is there any basis for any correction or restatement of, any aspect of any of the Company Financial Statements.

(iii)
Since January 1, 2017, the financial books, records and accounts of the Company and each of its subsidiaries: (A) have been maintained in in all material respects in accordance with U.S. GAAP; (B) are stated in reasonable detail; (C) accurately and fairly reflect all the material transactions, acquisitions and dispositions of the Company and its subsidiaries; and (D) accurately and fairly reflect in all material respects the basis of the Company Financial Statements.

(iv)
Since January 1, 2017, none of the Company, any of its subsidiaries or any director, officer, employee, and to the Knowledge of the Company, auditor, accountant or representative of the Company, has received or otherwise obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding accounting, internal accounting controls or auditing matters, including:

(A)	any complaint, allegation, assertion, or claim that the Company or any of its subsidiaries has engaged in questionable accounting or auditing practices; or

(B)	any expression of concern from its employees regarding questionable accounting or auditing matters.

(v)	Since January 1, 2017, there has been no material change in the Company’s accounting policies or practices, except as described in the notes to the Company’s Financial Statements.

(b)
No Undisclosed Liabilities. Neither the Company nor any of its subsidiaries has any outstanding Liabilities and is not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to such Liabilities of any person, other (i) than those specifically identified in the Company Financial Statements, or such as may have been incurred in the ordinary course of business consistent with past practice since the Company Balance Sheet Date, (ii) those that are incurred in connection with the transactions contemplated by this Agreement, or (iii) those which have not had and are not reasonably expected to have a Company Material Adverse Effect.

(c)	Internal Controls.

(i)
The Company and each of its subsidiaries has established and maintains a system of internal controls over financial reporting, including “internal controls over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the U.S. Exchange Act) that complies in all material respects with the requirements of the U.S. Exchange Act and is sufficient to provide reasonable assurance (A) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP, (B) that receipts and expenditures of the Company and its subsidiaries are being made only in accordance with authorizations of management and the Company Board, and (C) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s and its subsidiaries’ assets that could have a material effect on the Company’s Financial Statements.

(ii)
The annual and interim certifications filed by the Company as part of the Company Public Disclosure Record have been true and accurate. To the Knowledge of the Company, there is and there has been no fraud, whether or not material, involving management or any other employees who have a significant role in the internal control over financial reporting of the Company.

(iii)
To the Knowledge of the Company: (A) as at December 31, 2017, there are no material weaknesses in the design and implementation or maintenance of internal controls over financial reporting of the Company that are reasonably likely to adversely affect the ability of the Company to record, process, summarize and report financial information; and (B), since December 31, 2017, there have been no changes in the Company’s internal controls over financial reporting.

(d)
Disclosure Controls and Procedures. The Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Exchange Act) are reasonably designed to ensure that all material information (both financial and non- financial) required to be disclosed by the Company in the reports that it files or submits under the applicable Securities Laws is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the applicable Securities Laws, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of the Company required under the applicable Securities Laws with respect to such reports. The Company has not identified: (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that could adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meaning assigned to them in Public Company Accounting Oversight Board Auditing Standard 2, as in effect on the date of this Agreement.

(e)
Off-Balance Sheet Arrangements. Since January 1, 2017, neither the Company nor any of its subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the U.S. Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material Liabilities of, the Company or any of its subsidiaries in the Company Public Disclosure Record.

(f)
Sarbanes-Oxley Compliance. Each of the principal executive officer and the principal financial officer of the Company (or each former principal executive officer and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the U.S. Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Company Public Disclosure Record, and the statements contained in such certifications are true and accurate in all material respects. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. Neither the Company nor any of its subsidiaries has outstanding (nor has arranged or modified since the enactment of the Sarbanes-Oxley Act) any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) to directors or executive officers (as defined in Rule 3b-7 under the U.S. Exchange Act) of the Company or any of its subsidiaries. The Company is in material compliance with all applicable provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules of the Exchanges.

(g)
Derivative Transactions. Neither the Company nor any of its subsidiaries have any material Liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate- transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions or currency options or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

1.8	Intentionally Omitted

1.9	Absence of Certain Changes or Events

Except as disclosed in the Company Public Disclosure Record, since December 31, 2017:

(a)	the Company and its subsidiaries have conducted their respective businesses only in the ordinary course of business and consistent with past practice;

(b)	no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) which has had or is reasonably likely to have a Company Material Adverse Effect has been incurred;

(c)	there has not been any event, condition, change, effect, circumstance or occurrence which has had or is reasonably likely to give rise to a Company Material Adverse Effect;

(d)
there has not been any redemption, repurchase or other acquisition of Company Equity Securities, or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to the Company Common Stock;

(e)
there has not been a material change in the level of accounts receivable or payable, inventories or employees, other than those changes in the ordinary course of business consistent with past practice;

(f)	there has not been any entering into, or an amendment of, any Material Contract other than in the ordinary course of business consistent with past practice;

(g)
there has not been any satisfaction or settlement of any material claims or material liabilities that were not reflected in Company’s audited financial statements, other than the settlement of claims or liabilities incurred in the ordinary course of business consistent with past practice; and

(h)
except for ordinary course adjustments, there has not been any increase in the salary, bonus, or other remuneration payable to any officers or senior or executive officers of the Company or any of its subsidiaries.

1.10	Employees and Benefits

(a)
Schedule 1.10(a) of the Company Disclosure Letter contains a true, correct and complete list of each Company Plan. The Company has made available to Purchaser true, correct and complete copies of (i) each Company Plan document, including any amendments thereto and in the case of unwritten Company Plans, written descriptions thereof, (ii) the three most recent annual reports (Form 5500 series or local law equivalent) required to be filed with the IRS with respect to each Company Plan (if any such report was required) and the three most recent actuarial valuations or similar reports with respect to each Company Plan for which such report is available, (iii) the most recent IRS determination or opinion letter received with respect to each Company Plan, (iv) the most recent summary plan description for each Company Plan for which such summary plan description is required together with any summary or summaries of material modifications thereto, and any material written descriptions of any Company Plan provided to employees or former employees that are effective as of the date of this Agreement, (v) each trust agreement, insurance or group annuity contract or other funding vehicle relating to any Company Plan, (vi) each employee handbook that is in effect as of the date of this Agreement, (vii) annual compliance test reports for the three most recent plan years with respect to each Company Plan for which such annual compliance tests are required and (viii) all Contracts relating to any Company Plan that are in effect as of the date of this Agreement, including service provider agreements, insurance contracts, investment management agreements, and record-keeping agreements, (ix) compliance statements, closing agreements, or similar materials specific to such Company Plan, and pending requests relating to any of the foregoing, (x) all internal administration and third party administrator reports within the past two years, and any reports within the past five years of internal or external governance reviews, examinations, inspections or regulatory audits, in each case relating to a Company Plan (xi) any material correspondence with any Governmental Authority within the last three years, (xii) any written policies or procedures used in the administration of such Company Plan; (xiii) any 280G calculation prepared (whether or not final) with respect to any employee, director or independent contractor of the Company in connection with the actions and transactions contemplated by this Agreement (together with the underlying documentation on which such calculation is based).

(b)
Each Company Plan has been, in all respects, maintained and administered in material compliance with its terms and applicable Laws, including ERISA and the Code, as applicable. Each Company Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has at all times since its adoption been so qualified, and each trust which forms a part of any such plan has at all times since its adoption been tax-exempt under Section 501(a) of the Code. Each Company Plan intended to be qualified under Section 401(a) of the Code, and the trust, (if any) forming a part thereof, has received a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS, and to the Knowledge of the Company, there are no existing circumstances or any events that have occurred that could reasonably be expected to affect adversely the qualified status of any such Company Plan. There are no pending, or to the Knowledge of the Company, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any Company Plan or any trust related thereto. No Company Plan is, or within the last six (6) years has been the subject of any Legal Action and, to the Knowledge of the Company, no Legal Action is threatened or anticipated with respect to such plan. The Company has satisfied all material reporting and disclosure requirements under the Code and ERISA and all other Laws that are applicable to the Company Plans. None of the assets of any Company Plan include any capital stock or other securities issued by the Company or any of its affiliates. None of the Company Plans is presently under audit or examination by the Internal Revenue Service, the Department of Labor or any other Governmental Authority, and, to the Knowledge of the Company, no such audit or examination has been threatened. The Company has not terminated any Company Plan or taken any action with respect thereto that would result in a Lien on any of the assets or properties of the Company.

(c)
Neither the Company nor any ERISA Affiliate maintains, contributes to, participates in or has an obligation to contribute to or any Liability in respect of (i) a multiemployer plan within the meaning of Section 3(37) of ERISA or (ii) a pension plan that is subject to Title IV of ERISA or Section 412 of the Code nor has the Company or any ERISA Affiliate maintained, contributed to, participated in or had any obligation to contribute to or any Liability in respect of such plan within the six year period immediately preceding the date hereof. Neither the Company nor any of its subsidiaries, nor to the Knowledge of the Company, any party-in-interest or disqualified individual in respect of any Company Plan, has committed any “prohibited transaction” (within the meaning of Section 4975 of the Code or Section 406 of ERISA) with respect to any Company Plan that has subjected or is reasonably expected to subject the Company to a tax or penalty pursuant to Section 502 of ERISA or Section 4975 of the Code or any other liability with respect thereto. Each Company Plan and any related contracts may be amended or terminated without penalty other than the payment of benefits, fees or charges accrued or incurred through the date of termination.

(d)
Except as required under COBRA (or a similar state law), no Company Plan provides benefits or coverage in the nature of health, life or disability insurance following retirement or other termination of employment.

(e)
Except as set forth in Schedule 1.10(e) of the Company Disclosure Letter, and except for payments due as a result of the vesting acceleration or termination of Company RSUs or Company Options, the signing of this Agreement or the consummation of the transactions contemplated under the Agreement will not, either alone or in combination with another event, (i) entitle any employee, director, officer or independent contractor of the Company or any of its subsidiaries to severance pay or any other similar payment, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any such employee, director, officer or independent contractor, (iii) directly or indirectly cause the Company to transfer or set aside any assets to fund any benefits under any Company Plan, (iv) otherwise give rise to any material liability under any Company Plan, (v) limit or restrict the right to amend, terminate or transfer the assets of any Company Plan on or following the Effective Time or (vi) result in any payment that would constitute an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code) to any current or former employee, director, officer or independent contractor of the Company or any of its subsidiaries or that would be required to be included by any current or former employee, director, officer or independent contractor of the Company or any of its subsidiaries or affiliates in gross income under Code Section 409A(a)(1)(A) as a result of a violation of Code Section 409A. Schedule 1.10(e) sets forth a true, correct and complete list of any amount and type of any payment, acceleration, increase, vesting, liability or funding referred to in the immediately preceding sentence with respect to such current or former employee, director, officer or independent contractor. The Company does not have an obligation to gross-up,  indemnify or otherwise reimburse any current or former service provider to the Company or its affiliates for any tax incurred by such service provider pursuant to Sections 280G or 409A of the Code.

(f)
To the Knowledge of the Company, the Company has properly classified for all Tax, insurance, workers compensation and benefit plan eligibility purposes all employees, leased employees, consultants, partners and independent contractors, and has withheld and paid all applicable Taxes to the extent it is required to do so, and made all appropriate Tax filings in connection with services provided by such persons.

(g)
No Company Plan is maintained or sponsored primarily for the benefit of current or former employees or service providers located outside of the United States or is subject to the Laws of a jurisdiction other than the United States, and the Company does not have any obligation to provide for statutorily mandated benefits in a jurisdiction outside of the United States.

(h)
Each arrangement that constitutes “non-qualified deferred compensation” within the meaning of Code Section 409A has been in operational and documentary compliance with or is otherwise exempt from Code Section 409A since the applicable deadline for such compliance with or exemption from Code Section 409A.

(i)
Neither the Company, its subsidiaries nor any of their ERISA Affiliates are subject to any legal, contractual, equitable, or other obligation to (i) establish as of any date any Plan of any nature or (ii) continue any Plan of any nature including any Company Plan (or to continue their participation in any such Plan, policy or practice) on or after the date hereof. To the Knowledge of the Company, neither the Company, its subsidiaries nor  any of their ERISA Affiliates have made any representations or communications (directly or indirectly, orally, in writing or otherwise) with respect to participation, eligibility for benefits, vesting, benefit accrual coverage or other material terms of any Company Plan to any employee, beneficiary or other Person other than those which are in accordance with the terms and provisions of each such plan as in effect immediately prior to the Closing Date.

(j)
The Company and its subsidiaries are in compliance in all material respects with all applicable requirements of the Patient Protection and Affordable Care Act of 2010, as amended, and all regulations thereunder (together, the “ACA”), including all requirements relating to eligibility waiting periods and the offer of or provision of minimum essential coverage that is compliant with Section 36B(c)(2)(C) of the Code and the regulations issued thereunder to full-time employees as defined in Section 4980H(b)(4) of the Code and the regulations issued thereunder. No material excise tax or penalty under the ACA, including Section 4980H of the Code, is outstanding, has accrued, or has arisen with respect to any period prior to the Closing, with respect to any Company Plan.

(k)
Employees and Contractors. Schedule 1.10(k) of the Company Disclosure Letter contains a list of each employee of the Company (“Company Employee”) and each independent contractor who currently provides services to the Company (“Company Contractor”), together with each Company Employee and Company Contractor’s position or function, date of hire or engagement, annual base salary or fees, as applicable, any incentive or bonus arrangement, any banked time or vacation pay entitlement, status, if applicable (exempt vs. non-exempt, full-time or part-time) and leave status, if applicable (type, duration and expected return date).

(l)
Employment Law Matters. The Company and each of its subsidiaries is, and has been since January 1, 2015, in material compliance with all applicable Laws and agreements respecting hiring, employment, termination of employment, plant closing and mass layoff, employment discrimination, harassment, retaliation and reasonable accommodation, leaves of absence, terms and conditions of employment, wages and hours of work, employee health and safety, privacy, workers’ compensation, leasing and supply of temporary and contingent staff, engagement of independent contractors, including proper classification of same, payroll Taxes, and immigration with respect to Company Employees and Company Contractors, as applicable, and to the Knowledge of the Company, there is no Legal Action, including actions, complaints and grievances, outstanding or threatened by Company Employees or Company Contractors.

The Company has paid any wages, salaries, shift premiums, overtime pay, vacation pay, fees, bonuses, commissions, and any other compensation that has become due and payable to Company Employees and Company Contractors pursuant to any applicable Law, contract, or policy. The Company has in good faith classified each person who has performed services for the Company as an overtime exempt or non-exempt employee or as an independent contractor.

The Company has no outstanding liability under any mass layoff provisions of applicable employment standards legislation, or similar applicable Law with respect to employee layoffs implemented in the last three (3) years. The Company has complied with all government and employee notification requirements thereunder.

(m)
Labor. Since January 1, 2015, to the Knowledge of the Company, none of the Company Employees have been represented by any labor organization, work counsel or union. Neither the Company nor any of its subsidiaries is party to, or subject to, any collective bargaining agreement or other agreement with any labor organization, work council, trade union or employee association with respect to any of its or their operations. No labor organization, work council, trade union or employee association has filed or to the Knowledge of the Company, threatened to file any application or petition for certification or recognition or threatened to do so in the last three years. To the best of the Knowledge of the Company, no union organizing, certification or related or successor employer activities or applications are underway or threatened and no such activities or applications have occurred in the last three years. Since January 1, 2015, there have been no Legal Actions, government investigations, or labor grievances pending, or, to the Knowledge of the Company, threatened relating to any employment related matter involving any Company Employee or applicant, including charges of unlawful discrimination, retaliation or harassment, failure to provide reasonable accommodation, denial of a leave of absence, failure to provide compensation or benefits, unfair labor practices, or other alleged violations of Law, except for any of the foregoing which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its subsidiaries will incur any notice, information, consultation, consent or similar obligations with respect to any labor union, works council or other employee representative body in connection with the execution of this Agreement or the consummation of the transactions contemplated hereby.

1.11	Material Contracts

(a)
Contracts. For purposes of this Agreement, “Company Material Contract” shall mean  any Contract that, as of the date hereof, is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC), whether or not filed by the Company with the SEC. The Data Room Information contains, or the Company has filed on EDGAR, true, correct and complete copies of all Company Material Contracts, including any material amendments thereto.

(b)	Binding Obligations; Compliance.

(i)
All the Company Material Contracts are valid and binding on the Company or its applicable subsidiary and the other party thereto, enforceable against it in accordance with its terms, subject to any Enforceability Limitations, and are in full force and effect.

(ii)
Except as set forth in Schedule 1.11(b) of the Company Disclosure Letter, the Company or the applicable subsidiary of the Company has performed in all material respects all respective obligations required to be performed by it to date under each Company Material Contract.

(iii)
Except as set forth in Schedule 1.11(b) of the Company Disclosure Letter, neither the Company nor any of its subsidiaries nor, to the Knowledge of the Company, any third party has violated any provision of, or failed to perform any obligation required under the provisions of, any Company Material Contract.

(iv)
As of the date hereof, neither the Company nor any of its subsidiaries has received written notice that any party to a Company Material Contract intends to cancel, terminate or otherwise modify or not renew such Company Material Contract, and to the Knowledge of the Company, no such action has been threatened.

(v)
Neither the Company nor any of its subsidiaries nor, to the Knowledge of the Company, any third party is in breach (with or without the lapse of time or the giving of notice, or both), or has received written notice of breach, of any Company Material Contract.

1.12	Litigation

Except as disclosed in the Company Public Disclosure Record, there are no Legal Actions pending or, to the Knowledge of the Company, threatened against the Company or any of its subsidiaries or any of their respective properties or assets (including matters arising under Environmental Laws), or, to the Knowledge of the Company, against any executive officer or current director of the Company or any of its subsidiaries in their capacities as such, nor are there any events or circumstances that would reasonably be expected to give rise to any such Legal Actions, and neither the Company nor any of its subsidiaries is subject to any outstanding Order, in each case, except such Legal Actions that: (a) do not involve an amount in controversy in excess of $250,000; (b) do not seek injunctive or other non-monetary relief that would reasonably be expected to have a Company Material Adverse Effect; and (c) would not, if adversely determined, have a Company Material Adverse Effect or prevent or materially delay the consummation of the Merger.

1.13	Environmental Matters

Except for matters that, individually or in the aggregate, would not have or would not be reasonably expected to have a Company Material Adverse Effect:

(a)
the Company and its subsidiaries are, and have been, in compliance with all Environmental Laws, including with respect to tailings ponds, which compliance includes the possession, maintenance of, and compliance with, and the timely application for renewal of, all Environmental Authorizations required under applicable Environmental Laws for the operation of the business of the Company and its subsidiaries as currently conducted, and to lease, own, use and operate their properties (including the Company Properties) and assets as they are currently used and operated;

(b)
except as disclosed in Schedule 1.13(b) of the Company Disclosure Letter, to the Knowledge of the Company there has been no Release of any Hazardous Substances into the Environment as a result of the operations or activities of the Company or its subsidiaries at (1) any of the Company Properties or (2) any properties formerly owned or operated by the Company or its subsidiaries, in each case that could reasonably be expected to result in any Liability to the Company or any of its subsidiaries under any Environmental Law or result in the imposition of a Lien on, or the expropriation of, any Company Property or any of the assets of the Company or its subsidiaries;

(c)
except in compliance with Environmental Laws, neither the Company nor its subsidiaries have used the Company Properties to generate, manufacture, refine, treat, recycle, transport, store, handle, dispose of, transfer, produce or process Hazardous Substances. To the Knowledge of the Company, all Hazardous Substances handled, recycled, disposed of, treated or stored on or off site of the Company Properties (or any properties formerly owned or operated by the Company or its subsidiaries) by the Company or its subsidiaries have been and are currently being handled, recycled, disposed of, treated and stored in material compliance with all Environmental Laws;

(d)
except in compliance with Environmental Laws and all Environmental Authorizations, to the Knowledge of the Company, neither the Company nor its subsidiaries has treated or disposed of, or arranged for the treatment or disposal of, any Hazardous Substances at any location that is:

(i)	listed on any list of hazardous sites or sites requiring Remedial Action issued by any Governmental Authority or any similar federal, tribal, state or provincial lists;

(ii)	proposed for listing on any list issued by any Governmental Authority of hazardous sites or sites requiring Remedial Action, or any similar federal, tribal, state or provincial lists; or

(iii)	the subject of enforcement actions by any Governmental Authority that creates the reasonable potential for any proceeding, action, or other claim against the Company or its subsidiaries.

(e)
no capital expenditures are presently contemplated, proposed or required to be incurred by the Company or any of its subsidiaries for the purpose of responding to an environmental clean-up or investigation to comply with Environmental Law, except in the ordinary course of business consistent with past practice and as reflected in the Company’s most recent Company Financial Statements and except for reclamation and closure liabilities listed on Schedule 1.13(h), and neither the Company nor any of its subsidiaries is subject to any proceeding, application, order or directive that relates to environmental, health or safety matters and may require material work, repairs, construction or expenditures;

(f)
neither the Company nor any of its subsidiaries has received notice of any pending Legal Action pending, and, to the Knowledge of the Company, there is no Legal Action threatened against the Company or any of its subsidiaries, alleging any Liability or responsibility under or non-compliance with any Environmental Law or seeking to impose any financial responsibility for any investigation, cleanup, removal, containment or any other remediation or compliance under any Environmental Law and the Company is not aware of any facts or circumstances that reasonably could be expected to give rise to any such notice or Legal Action, including with respect to any tailings ponds;

(g)
to the Knowledge of the Company, there are no changes in the status, terms or conditions of any Environmental Authorization held by the Company or any of its subsidiaries or any renewal, modification, revocation, reassurance, alteration, transfer or amendment of any such environmental approvals, consents, waivers, permits, orders and exemptions, or any review by, or approval of, any Governmental Authority of such environmental approvals, consents, waivers, permits, orders and exemptions that are required in connection with the execution or delivery of this Agreement, the consummation of the transactions contemplated herein or the continuation of the business of the Company or any its Subsidiaries following the Effective Time;

(h)
the Company and its subsidiaries have made available to the Purchaser all material audits, assessments, investigation reports, studies, plans, regulatory correspondence and similar information with respect to environmental matters;

(i)
except as required under the Company Permits and disclosed in Schedule 1.13(h) of the Company Disclosure Letter, neither the Company nor any of its subsidiaries is subject to, and there is no basis for, any Liability relating to:

(i)	the restoration or rehabilitation of land, water or any other part of the Environment;

(ii)	mine closure, reclamation, remediation or other post-operational requirements; or

(iii)	noncompliance with Environmental Laws;

(j)
the Company and its subsidiaries have evaluated their restoration, rehabilitation, mine closure, reclamation, remediation, and other post-operational obligations, have materially complied with all requirements under Environmental Laws and applicable Environmental Authorizations respecting those obligations, and the Company reasonably believes it has sufficient financial assurance in place to satisfy those obligations. A true, correct, and complete list of all financial assurance mechanisms (including their amounts) posted or provided by the Company or any of its subsidiaries to comply with Environmental Laws and Environmental Authorizations is set forth on Schedule 1.13(i) of the Company Disclosure Letter. Neither the Company nor any of its subsidiaries has received any notice from Governmental Authorities indicating that such financial assurance is or may be insufficient to satisfy the requirements of Environmental Laws, Environmental Authorizations, or any applicable closure or reclamation plans; and

(k)	to the Knowledge of the Company, no site or facility now or previously owned, operated or leased by the Company or its subsidiaries is:

(i)	listed, or proposed for listing, on any list issued by any Governmental Authority of hazardous sites or sites requiring Remedial Action, including CERCLA; or

(ii)	is the subject of Remedial Action; or

(iii)	subject to any past or present fact, condition or circumstance that could reasonably be expected to result in liability under and Environmental Law.

1.14	Real Property and Personal Property

(a)	Real Property.

(i)
Schedule 1.14(a)(i) of the Company Disclosure Letter sets forth a true, correct, current and complete list of all of the real property, excluding any mining claims, owned in fee by the Company and its subsidiaries (the “Company Owned Real Property”).

(ii)
Schedule 1.14(a)(ii) of the Company Disclosure Letter sets forth a true, correct, current and complete list of all of the real property, excluding any mining claims, leased or subleased (including a description of the leases and subleases) by the Company and its subsidiaries (the “Company Leased Real Property” and  together with the Company Owned Real Property, the “Company Properties”).

(iii)
The Company or one or more of its subsidiaries has good and marketable fee simple title to the Company Owned Real Property and the Company or one of its subsidiaries has a valid and subsisting leasehold or subleasehold estate in all of the Company Leased Real Property, in each case free and clear of all Liens other than Company Permitted Liens, payment and work obligations under the Company Real Property Leases and the royalty agreements disclosed in Schedule 1.14(a)(iii) of the Company Disclosure Letter (the “Company Royalty Agreements”).

(iv)
The Company Royalty Agreements are in good standing and neither the Company nor any of its subsidiaries is in breach of, or default under, or has received written notice of any breach of, or default under, the Company Royalty Agreements and to the Knowledge of the Company, no event has occurred that with notice or lapse of time or both would constitute a breach or default under any such Company Royalty Agreement by any other party thereto. Other than as disclosed in Schedule 1.14(a)(iii) of the Company Disclosure Letter, no person other than the Company and its subsidiaries has any interest in the Company Owned Real Property or Company Leased Real Property or the production or profits therefrom or any royalty in respect thereof or any right to acquire any such interest.

(v)
Neither the Company nor any of its subsidiaries (i) currently leases all or any part of the Company Owned Real Property to any third party or (ii) has received written notice of any pending, and to the Knowledge of the Company there is no threatened, condemnation proceeding with respect to any of the Company Owned Real Property.

(vi)
With respect to the Company Leased Real Property, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) all leases under which the Company or one of its subsidiaries leases or subleases any Company Leased Real Property (the “Company Real Property Leases”) are valid, in good standing and in full force and effect and constitute binding obligations of the Company or one of its subsidiaries and the counterparties thereto, in accordance with their respective terms, subject to the Enforceability Limitations, (b) neither the Company nor any of its subsidiaries is in breach of or default under, or has received written notice of any breach of or default under, any Company Real Property Lease, and to the Knowledge of the Company, no event has occurred that with notice or lapse of time or both would constitute a breach or default under any such Company Real Property Lease by any other party thereto, and (c) all authorizations, licences, permits, certificates, registrations, consents or approvals of, or filing with, or notification to, any Governmental Authority regarding the use of the Company Leased Real Property comply with the terms of the Company Real Property Leases.

(vii)
Neither the Company nor any of its subsidiaries has assigned, pledged, mortgaged, hypothecated or otherwise transferred its interest in any Company Real Property Lease nor has the Company or any of its subsidiaries entered into (as a grantor) with any other Person (other than another wholly-owned subsidiary of the Company) any sublease, license or other agreement that is material to the Company and its subsidiaries, taken as a whole, and that relates to the use or occupancy of all or any portion of the Company Leased Real Property.

(viii)
True, correct, and complete copies of all Company Real Property Leases and, with respect to the Company Owned Real Property, true, correct, and complete copies of all deeds, title insurance policies, and surveys in the possession of the Company with respect thereto have been provided to the Purchaser.

(ix)
Together with the Company Unpatented Claims, the Company Properties constitute all of the real property or rights to real property used or held for use by the Company and its subsidiaries in the operation of its business as presently conducted (the “Company Operations”).

(b)	Personal Property.

(i)
The Company and each of its subsidiaries has good title to, or a valid and binding leasehold interest in, all material personal property (the “Personal Property”) owned or used by it in the Company Operations, free and clear of all Liens other than Company Permitted Liens.

(ii)
The Personal Property consisting of equipment, machinery, vehicles and other tangible personal property that are material and are used regularly in the operations of the Company and its subsidiaries have been maintained in all material respects in accordance with past practice and generally accepted industry practice, and to the Knowledge of the Company are in good operating condition and repair (ordinary wear and tear excepted).

(iii)	The Personal Property consists of all of the personal property necessary to conduct the Company Operations as they are conducted at the date hereof and as of the Effective Time.

1.15	Mining Claims

(a)	Intentionally Omitted.

(b)
Schedule 1.15(b) of the Company Disclosure Letter sets forth a true, correct, and complete list of all unpatented mining claims (including any and all lode, placer, mill site and tunnel site claims) owned, leased, subleased or optioned by the Company or any of its subsidiaries (“Company Unpatented Claims”) and identifies which entity holds each such claim or site. Neither the Company nor any of its subsidiaries currently lease any Company Unpatented Claims to any third party.

(c)	With respect to the Company Unpatented Claims:

(i)
Subject to the paramount title of the United States of America, and statutory rights of third parties to use the surface of the Company Unpatented Claims and the rights of any lessees of leasable minerals granted by the applicable Governmental Authority pursuant to applicable Laws within the boundaries of the lands covered by the Company Unpatented Claims, the Company or one of its subsidiaries is the sole owner of each Company Unpatented Claim owned by the Company or one of its subsidiaries, free and clear of all Liens, except for Company Permitted Liens.

(ii)
To the Knowledge of the Company, each Company Unpatented Claim was validly located, recorded and filed with all appropriate Governmental Authorities, and the monuments of location for the Company Unpatented Claims are on federal public land open for appropriation by mineral location.

(iii)
All affidavits of assessment work or applicable holding fees in lieu thereof paid and all other filings required to maintain the Company Unpatented Claims in good standing have been properly and timely made, recorded or filed with appropriate Governmental Authorities

(iv)
The Company makes no representation or warranty as to (a) the existence of a discovery of valuable minerals for any of the Company Unpatented Claims, (b) whether the Company or any of its subsidiaries has maintained pedis possessio rights with respect to the Company Unpatented Claims; or (c) whether any mill sites comprising a portion of the Company Unpatented Claims are on ground that is non-mineral in character.

(d)
Schedule 1.15(d) of the Company Disclosure Letter sets forth a true, correct, and complete list of all of the Company Unpatented Claims leased or subleased by the Company and its subsidiaries or which the Company or one of its subsidiaries has the option to acquire (collectively, “Company Leased Claims”) and identifies which entity leases or subleases or has the option to acquire each such Leased Claim. The Company or one or more of its subsidiaries holds a valid and subsisting leasehold or subleasehold interest in, or option agreement covering, each Leased Claim. With respect to each Leased Claim (i) all leases or subleases or option agreements under which the Company or one of its subsidiaries leases or subleases or has the option to acquire any Company Leased Claim are valid and in full force and effect, and constitute binding obligations of the Company or its applicable subsidiary and the counterparties thereto, enforceable against it in accordance with its terms, subject to any Enforceability Limitations; (ii) neither the Company nor any of its subsidiaries is in breach of or default under, or has received written notice of any breach of or default under, any leases or sublease of, or option agreement covering, the Company Leased Claims, and, to the Knowledge of the Company, no event has occurred that with notice or lapse of time or both would constitute a breach or default under any such lease or sublease by any other party thereto; (iii) neither the Company nor any of its subsidiaries has assigned, pledged, mortgaged, hypothecated or otherwise transferred any of its interest in the Company Leased Claims nor has the Company or any of its subsidiaries entered into (as a grantor) with any other Person (other than another wholly-owned subsidiary of the Company) any sublease, license or other agreement that relates to the use or occupancy of all or any portion of any Company Leased Claim; and (v) true, correct, and complete copies of all leases and subleases of, or option agreements pertaining to, the Company Leased Claims have been provided to Purchaser.

(e)	With respect to the Company Unpatented Claims:

(i)
Subject to the limitations set forth in Section 1.15(c)(iv) of this Schedule E, the Company or one of its subsidiaries is in exclusive possession or control of the right to develop the minerals that are locatable under the Mining Law of 1872, as amended, located in, on or under the Company Unpatented Claims (other than any mill site claims).

(ii)
The Company or one of its subsidiaries has all surface and access rights, including as applicable fee simple estates, leases, easements, rights of way and permits, or licenses from landowners or Governmental Authorities, permitting the use of land by the Company or its subsidiaries, and other interests that are required for the current state of exploiting the development potential of the Company Unpatented Claims that comprise a portion of the Relief Canyon Project, and no third party or group holds any such rights that would be required to conduct mineral exploration and drilling activities on any of the Company Unpatented Claims that comprise a portion of the Relief Canyon Project.

(iii)
There are no conflicting patented or unpatented claims owned by third parties which overlap with any of the Company Unpatented Claims in a manner that would reasonably be expected to have a Material Adverse Effect.

(iv)	There are no outstanding payment obligations due pursuant to the Property Agreements, and any and all accrued payment obligations thereunder have been satisfied.

(v)
The Company Unpatented Claims are not burdened by any commission, royalty, license fee, net smelter royalty/return/receipt, net profits or net proceeds interests, or any similar payment to any Person except as disclosed in Schedule 1.14(a)(iii) of the Company Disclosure Letter and no payments to third parties are required to use or transfer the Company Unpatented Claims pursuant to applicable Law, except (A) as required under for Company Permits from Governmental Authorities, (B) payments due under any lease or sublease of or option agreement covering any Company Unpatented Claims leased or subleased by the Company and its subsidiaries or which the Company or one of its subsidiaries has the option to acquire (collectively, “Company Leased Claims”), (C) recording fees payable to county recorders in connection with recording documents conveying the Company Unpatented Claims and annually recording confirmation of payment of claim maintenance fees/notices of intent to hold the Company Unpatented Claims, (D) annual claim maintenance fees payable to the BLM, and (E) fees payable to the BLM in connection with filing of Notices of Transfer of Interest with respect to the Company Unpatented Claims.

(vi)
Neither the Company nor any of its subsidiaries is party to any, and to the Knowledge of the Company, there is no, joint venture agreement, shareholder agreement, partnership agreement, voting agreement, powers of attorney, co- ownership agreement, co-tenancy agreements, management agreements or any other existing oral or written agreement of any kind which does or could have any adverse impact whatsoever on record or possessory title to the mineral estate of the Company Unpatented Claims, or the access to, exploration, development or mining of same and no other Person has any interest in the Company Unpatented Claims or any right to acquire or otherwise obtain any such interest, other than any owner, lessor or sublessor of the Company Leased Claims.

(vii)	Intentionally Omitted.

(viii)
There are no options, back-in rights, earn-in rights, rights of first refusal, rights of first offer, pre-emptive rights, off-take rights or similar provisions or rights which could affect the Purchaser or any of its subsidiaries’ interest in the Company Unpatented Claims after the Effective Date. There are no restrictions on the ability of the Company or its subsidiaries to use, transfer or exploit the Company Unpatented Claims, except pursuant to applicable Law or any Property Agreement covering any Company Leased Claims.

(ix)
Neither the Company nor any of its subsidiaries has received any notice, whether written or oral from any Governmental Authority or any person with jurisdiction or applicable authority of any revocation or intention to revoke the Company’s or any of its subsidiaries’ interests in the Company Unpatented Claims.

(f)	Information.

(i)
The Company has made available to the Purchaser all material information and data pertaining to the Company Unpatented Claims in its possession, including plans of operation; notices of intent; Company Permits, including those related to exploration drilling, pad and road construction; mining exploration; land and survey records; the existence of minerals within the Company Unpatented Claims, including relevant reserve and resource estimates; metallurgical testwork and sampling data; drill data and assay results; the Property Agreements; any reclamation and bond release information; and all information concerning record, possessory, legal or equitable title to the Company Unpatented Claims which is within its possession or control.

(ii)	The Company or one of its subsidiaries has the right, title, ownership and right to use all information and data pertaining to the Company Unpatented Claims in its possession or Knowledge.

(g)
Mineral Reserves. The estimated proven and probable mineral reserves and estimated indicated, measured and inferred mineral resources publicly disclosed by the Company have been prepared and disclosed in all material respects in accordance with sound mining, engineering, geoscience and other applicable industry practices, and all applicable Laws. The information provided by the Company to the “qualified persons” (as defined in Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects) in connection with the preparation of such estimates was to the Knowledge of the Company complete and accurate at the time such information was furnished. There has been no material reduction in the aggregate amount of estimated mineral reserves or estimated mineral resources of the Company from the amounts so disclosed.

(h)
Water Rights. Except as otherwise set forth in Schedule 1.15(h) of the Company Disclosure Letter, to the Knowledge of the Company, the Company or one of its subsidiaries has valid title or leaseholder interest or otherwise holds valid permits for all water rights, water leases and water supply agreements, ditch rights or other interests in water conveyance rights owned or leased by the Company or any of its subsidiaries (“Company Water Rights”) free and clear of all Liens. Neither the Company nor any of its subsidiaries has received from any Governmental Authority or person any notice or claim materially affecting title to the Company Water Rights, including notice of non-use regarding such Company Water Rights.

1.16	Technical Reports

(a)	The Relief Canyon Project constitutes the only material project of the Company for the purposes of NI 43-101.

(b)
The Company Technical Report complied in all material respects with the requirements of NI 43-101 at the time of filing thereof and to the Knowledge of the Company reasonably presented the quantity of mineral resources and mineral reserves attributable to the properties evaluated therein as at the date stated therein based upon information available at the time the report was prepared.

(c)
The Company made available to the authors of the Company Technical Report, prior to the issuance thereof, for the purpose of preparing such report, substantially all information requested by them, and none of such information contained any material misrepresentation at the time such information was so provided.

(d)	Intentionally Omitted.

(e)	All of the material assumptions underlying the mineral resource and mineral reserve estimates in the Company Public Disclosure Record are reasonable and appropriate.

(f)	The estimates of mineral resources and mineral reserves as described in the Company Public Disclosure Record comply in all material respects with NI 43-101.

(g)
The information set forth in the Company Public Disclosure Record relating to mineral resources and mineral reserves required to be disclosed therein pursuant to NI 43-101 has been prepared by the Company and its consultants in accordance with methods generally applied in the mining industry and conforms to the requirements of NI 43-101 and, in all material respects, to applicable Securities Laws.

(h)	The Company is in compliance in all material respects with the provisions of NI 43-101 and has filed all technical reports required thereby.

1.17	Taxes

(a)
Tax Returns and Payment of Taxes. The Company and each of its Subsidiaries have duly and timely filed or caused to be filed (taking into account any valid extensions) all material Tax Returns required to be filed by them. Such Tax Returns are true, complete, and correct in all material respects. Neither Company nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return other than extensions of time to file Tax Returns obtained in the ordinary course of business consistent with past practice. All material Taxes due and owing by the Company or any of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid or, where payment is not yet due, the Company has made an adequate provision for such Taxes in the Company’s financial statements included in the Company SEC Documents (in accordance with GAAP). The Company’s most recent financial statements included in the Company SEC Documents reflect an adequate reserve (in accordance with GAAP) for all material Taxes payable by the Company and its Subsidiaries through the date of such financial statements. Neither the Company nor any of its Subsidiaries has incurred any material Liability for Taxes since the date of the Company’s most recent financial statements included in the Company SEC Documents outside of the ordinary course of business or otherwise inconsistent with past practice.

(b)
Withholding. The Company and each of its Subsidiaries have withheld and timely paid each material Tax required to have been withheld and paid in connection with amounts paid or owing to any Company Employee, creditor, customer, shareholder, or other party (including, without limitation, withholding of Taxes pursuant to Sections 1441 and 1442 of the Code or similar provisions under any state, local, and foreign Laws), and materially complied with all information reporting and backup withholding provisions of applicable Law.

(c)
Liens. There are no Liens for Taxes upon the assets of the Company or any of its Subsidiaries other than for current Taxes not yet due and payable or for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP has been made in the Company’s most recent financial statements included in the Company SEC Documents.

(d)
Tax Deficiencies and Audits. There are no waivers or extensions of any statute of limitations currently in effect with respect to assessment or collection of any material Taxes due from the Company or any of its Subsidiaries. There are no audits, suits, proceedings, investigations, claims, examinations, or other administrative or judicial proceedings ongoing or pending with respect to any material Taxes of the Company or any of its Subsidiaries.

(e)
Tax Jurisdictions. No claim has ever been made in writing by any taxing authority in a jurisdiction where the Company and its Subsidiaries do not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to Tax in that jurisdiction.

(f)
Tax Rulings. Neither the Company nor any of its Subsidiaries has requested or is the subject of or bound by any private letter ruling, technical advice memorandum, or similar ruling or memorandum with any taxing authority with respect to any material Taxes, nor is any such request outstanding.

(g)
Consolidated Groups, Transferee Liability, and Tax Agreements. Neither the Company nor any of its Subsidiaries: (i) has been a member of a group filing Tax Returns on a consolidated, combined, unitary, or similar basis, other than a group of which the Company or any Subsidiary is or was the common parent; (ii) has any material liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any comparable provision of local, state, or foreign Law), as a transferee or successor, by Contract, or otherwise; or (iii) is a party to, bound by or has any material liability under any Tax sharing, allocation, or indemnification agreement or arrangement (other than customary Tax indemnifications contained in credit or other commercial agreements the primary purpose of which agreements does not relate to Taxes).

(h)	Intentionally Omitted.

(i)
Section 355. Within the last two years, neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in Section 355 of the Code.

(j)
Reportable Transactions. Neither the Company nor any of its Subsidiaries has been a party to, or a material advisor with respect to, a “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code and Treasury Regulations Section 1.6011- 4(b).

(k)
Publicly Traded Status. The Company Common Stock is currently, and shall be on the Closing Date, “regularly traded” on an established securities market within the meaning of Section 897 of the Code and Treasury Regulation Section 1.897-9T(d). Other than as disclosed in Schedule 1.17 of the Company Disclosure Letter, to the Knowledge of the Company, no Company Stockholder who is a “foreign person” as defined in Section 1445(f)(3) holds or has held more than 5% of the Company Common Stock at any time during the 5-year period ending on the Closing Date.

1.18	Data Privacy and Security

(a)
The Company has administrative, technical and physical safeguards (including monitoring compliance with such safeguards) to protect the confidentiality, privacy and security of Personal Information and the systems, technology and networks that process Personal Information (the “Company Information Security”). The Company has  produced to the Purchaser true, correct and complete copies of all written policies and procedures related to the Company Information Security.

(b)
To the Knowledge of the Company, in the two years prior to the date hereof, the Company has not experienced: (i) any unauthorized processing of Personal Information in the possession, custody or control of any of the Company; or (ii) any unauthorized processing by a third party of Personal Information processed for or on behalf of the Company. The Company has not knowingly acted in a manner, is not aware of any incident, that would trigger an obligation to notify any person or Governmental Authority under any Laws or Contract.

(c)
The Company is in material compliance with (i) all Laws related to Personal Information;  (ii) all policies, procedures, processes, statements or notices related to Personal Information to the extent such policies, procedures, processes, statements or notices are legally binding or give rise to legally-enforceable duties; and (iii) each Contract related to processing (“Privacy Legal Requirements”).

(d)
No Person has commenced or to the Knowledge of the Company threatened within the past five (5) years any Legal Action or other written complaint, audit, proceeding, claim or investigation arising from or relating to processing Personal Information by, for or on behalf of the Company.

(e)
The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein shall not cause, constitute or result in a breach or violation any Privacy Legal Requirement, any policy, procedure, process, statement or notice of the Company as it currently exists or as it existed at any time during which any Personal Information was processed by or on behalf of the Company.

1.19	Intellectual Property

(a)
Schedule 1.19(a) of the Company Disclosure Letter sets forth a true, correct, and complete list of all Intellectual Property owned by the Company and its subsidiaries. The Company or a subsidiary of the Company owns (free and clear of any Liens), or possesses valid rights to use, all Intellectual Property necessary to conduct the Company Operations, and to lease, own, use and operate its properties (including the Company Properties) and assets as currently leased and operated.

(b)
To the Knowledge of the Company, no Third Party is currently infringing or misappropriating any material Intellectual Property owned by the Company or any of its subsidiaries. To the Knowledge of the Company, neither the Company nor any of its subsidiaries has infringed or misappropriated any Intellectual Property of any Third Party or received any material written claim of infringement or misappropriation of any Intellectual Property of any Third Party.

1.20	Insurance

(a)
True, correct and complete copies of (i) all current policies or binders of reclamation,  fire, liability, product liability, umbrella liability, real and personal property, workers’ compensation, vehicular, directors and officers’ liability, fiduciary liability and other casualty and property insurance maintained by the Company and its subsidiaries and relating to the assets, business, operations, employees, officers and directors of the Company and its subsidiaries (collectively, the “Company Insurance Policies”) have  been provided to Purchaser. The Insurance Policies are in full force and effect.

(b)
Neither the Company nor any of its subsidiaries has received any written notice of  cancellation of, premium increase with respect to, or alteration of coverage under, any of such Company Insurance Policies. The Company has paid or caused to be paid all premiums due on such Company Insurance Policies in accordance with the payment terms of each Company Insurance Policy. The Company Insurance Policies do not provide for any retrospective premium adjustment or other experience-based liability on the part of the Company or any of its subsidiaries. All such Company Insurance Policies (a) are valid and binding in accordance with their terms; (b) are, to the Knowledge of the Company, provided by carriers who are financially solvent; and (c) have not been subject to any lapse in coverage. To the Knowledge of the Company, there are no claims related to the business of the Company or its subsidiaries pending under any such Company Insurance Policies as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights.

(c)
Neither the Company nor any of its subsidiaries is in default under, and none of them has otherwise failed to comply with, in any material respect, any provision contained in any such Company Insurance Policy.

(d)
The Company Insurance Policies are reasonable and prudent policies appropriate for the size, nature and scope of development of the Company and sufficient for compliance with all applicable Laws and Contracts to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound, and all premiums payable prior to the date hereof under each Company Insurance Policy have been paid.

(e)
Since January 1, 2017, there has been no denial, rejection, or dispute of material claims by the Company’s or its subsidiaries’ insurers or as to which any such insurer has either: (A) made any reservation of rights; or (B) refused to cover all or any material portion of such claims.

(f)	All proceedings covered by any Company Insurance Policy have been reported properly and in a timely manner to and accepted by the applicable insurer.

1.21	Proxy Statement and Form F-4

(a)
The Proxy Statement shall not at the time of the mailing of the Proxy Statement to the holders of Company Stock, at the time of the Company Meeting, or at the time of any amendments thereof or supplements thereto, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided that no representation is made by the Company with respect to information supplied by or related to, or the sufficiency of disclosures related to, the Purchaser. The Proxy Statement shall comply as to form in all material respects with the requirements of the Securities Laws.

(b)
None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Form F-4 will, at the time the Form F-4 is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

1.22	Insolvency

(a)	No act or proceeding has been taken by or against the Company or any of its subsidiaries in connection with the:

(i)	dissolution, liquidation, winding up, bankruptcy or reorganization of the Company or any of its subsidiaries; or

(ii)	appointment of a trustee, receiver, manager or other administrator of the Company or any of its subsidiaries or any of its properties or assets,

nor, to the Knowledge of the Company, is any such act or proceeding threatened.

(b)
Neither the Company nor any of its subsidiaries has sought protection under the Bankruptcy Reform Act of 1978, the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or similar legislation.

1.23	Restrictions on Business Activities

Other than as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, (i) the right or ability of the Company or its subsidiaries to conduct its business in all material respects as it has been carried on prior to the date hereof; (ii) any acquisition of property by the Company or any of its subsidiaries; or (iii) any business practice of the Company or any of its subsidiaries.

1.24	Intentionally Omitted

1.25	Aboriginal Matters

(a)	Intentionally Omitted.

(b)
Since January 1, 2017, neither the Company nor any of its subsidiaries has received any written or oral notice of any Aboriginal Claim which relates to, affects, or could reasonably be expected to affect or impair the Company’s or any of the subsidiaries’ right, title or interest in the Company Properties.

(c)
To the Knowledge of the Company, since January 1, 2017, no Aboriginal Claim has been threatened by any Aboriginal Peoples which relates to, affects, or could reasonably be expected to affect or impair, the Company’s or any of the subsidiaries’ right, title or interest in the Company Properties.

(d)
There are no current, pending or, to the Knowledge of the Company, threatened Aboriginal Claims that could reasonably be expected to prevent or impair the exploration, development, construction and operation of the Company’s or any of the subsidiaries’ right, title or interest in the Company Properties.

(e)
Since January 1, 2017, no Aboriginal blockade, occupation, illegal action or on-site protest has occurred or, to the Knowledge of the Company, has been threatened in connection with the activities on the Company Properties.

(f)	There is no memorandum of agreement, exploration, impact and benefit or any other agreement between the Company or any of its subsidiaries and any Aboriginal Peoples respecting the Company Properties.

(g)	No Aboriginal Information has been received by the Company or any of its subsidiaries which would reasonably be expected to have a Company Material Adverse Effect.

1.26	Intentionally Omitted

1.27	Brokers

Except as disclosed on Schedule 1.27 of the Company Disclosure Letter, none of the Company, any of its subsidiaries or any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for brokerage fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement.

1.28	Fairness Opinions

(a)	The Board has received the Company Board Fairness Opinion.

(b)	A true, correct and complete copies of the engagement letters between the Company and the Company Board Financial Advisor have been made available to the Purchaser.

(c)
The Company has made true and complete disclosure to the Purchaser of all fees, commissions or other payments that may be incurred pursuant to the engagement of the Company Board Financial Advisor or otherwise be payable to the Company Board Financial Advisor.

(d)
Except for fees payable to the Company Board Financial Advisor pursuant to the engagement letter referenced in subsection (c), neither the Company nor any of its Subsidiaries has incurred, nor will it incur, directly or indirectly, any liability for investment banker, brokerage, or finders’ fees or agents’ commissions, or any similar charges in connection with this Agreement or any transaction contemplated by this Agreement.

1.29	Company Board Approval

(a)
The Company Board, at a meeting duly called and held, upon consultation with legal and financial advisors, has unanimously determined that the Merger is in the best interests of the Company and the Company Stockholders.

(b)	The Company Board has unanimously:

(i)	approved the:

(A)	execution, delivery, and performance of this Agreement; and

(B)	transactions contemplated by this Agreement; and

(C)
resolved, subject to the terms and conditions set forth in this Agreement, to recommend adoption of this Agreement by the Company Stockholders; in each case, in accordance with the Laws of the State of Nevada.

(c)	No action has been taken to amend or supersede such determinations, resolutions or authorization of the Company Board.

1.30	Arrangements with Securityholders

Except as set forth in the Company Public Disclosure Record, other than the Purchaser Support Agreements, this Agreement and the Debenture, the Company does not have any material agreement, arrangement or understanding (whether written or oral) with any:

(a)	shareholder of the Purchaser;

(b)	interested party of the Purchaser; or

(c)	any joint actor with any such persons,

(and for this purpose, the terms “interested party” and “joint actor” shall each have the meaning ascribed to such terms in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions), in respect of the Purchaser or any of its securities, businesses or operations. Further, except as disclosed on Schedule 1.29 of the Company Disclosure Letter, there are, and since January 1, 2016, there have been, no Contracts, transactions, arrangements, or understandings between the Company or any of its subsidiaries, on the one hand, and any affiliate (including any director, officer, or employee) thereof or any holder of 5% or more of the shares of Company Common Stock, but not including any wholly-owned subsidiary of the Company, on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC in the Company’s Form 10-K or proxy statement pertaining to an annual meeting of stockholders.

1.31	Competition Act

The Company, together with its subsidiaries, does not have assets in Canada or annual gross revenues from sales in or from Canada.

1.32	Access to Information; Disclaimer

The Company acknowledges and agrees that it (a) has had an opportunity to discuss the business of the Purchaser with the management of the Purchaser, (b) has had reasonable access to the books and records of the Purchaser for purposes of the transactions contemplated by this Agreement, (c) has been afforded the opportunity to ask questions of and receive answers from the management of the Purchaser, and (d) has conducted its own independent investigation of the Purchaser, its businesses and the proposed Merger and the other transactions contemplated hereby, and the Company has not relied on any representation, warranty or other statement by any Person on behalf of the Purchaser, other than the representations and warranties of the Purchaser expressly contained in Schedule F.

SCHEDULE F
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER AND ACQUIRECO

F-1

Schedule F
REPRESENTATIONS AND WARRANTIES OF
THE PURCHASER AND ACQUIRECO

1.1	Organization and Qualification; Standing and Power; Charter Documents; Minutes; Subsidiaries

(a)
Organization and Qualification; Standing and Power. Acquireco, the Purchaser and each of its material subsidiaries is a corporation, limited liability company or other legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization, and has the requisite corporate, limited liability company or other organizational, as applicable, power and authority to own, lease and operate its assets and to carry on its business as now conducted. Each of Acquireco, the Purchaser and its material subsidiaries is duly qualified or licensed to do business as a foreign corporation, limited liability company or other legal entity and is in good standing in each jurisdiction where the character of the assets and properties owned, leased or operated by it or the nature of its business makes such qualification or license necessary, except where the failure to be so qualified or licensed, or to be in good standing, would not have a Purchaser Material Adverse Effect.

(b)
Charter Documents. The Purchaser has delivered to the Company true, correct and complete copies of the Charter Documents of the Purchaser and of Acquireco. Neither Acquireco nor the Purchaser or any of its material subsidiaries is in violation of any of the provisions of its Charter Documents in any material respect.

1.2	Capital Structure

(a)
The authorized capital stock of the Purchaser consists of an unlimited number of Purchaser Shares, no par value, and no preferred shares. As of the close of business on the Capitalization Date, 43,094,657 Purchaser Shares are issued and outstanding, and no shares of capital stock are held in treasury. All of the outstanding Purchaser Shares have been duly authorized, are validly issued, fully paid, and nonassessable, and have been issued in compliance with all applicable Laws and are not subject to any pre-emptive rights. Other than this Agreement, the Purchaser is not a party or subject to any agreement or understanding, and, to the Purchaser’s Knowledge there is no agreement or understanding between any persons, that affects or relates to the voting or giving of written consents with respect to any securities of the Purchaser or the voting by any director of the Purchaser.

(b)	Purchaser Stock Options; Purchaser RSUs; Purchaser DSUs; Purchaser Warrants.

(i)
As of the Capitalization Date, an aggregate of 3,119,993 Purchaser Shares were subject to issuance pursuant to Purchaser Options. All Purchaser Shares subject to issuance under the Purchaser Equity Incentive Plans, upon issuance in accordance with the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable.

(ii)	As of the Capitalization Date, an aggregate of 86,692 Purchaser Shares were subject to issuance pursuant to Purchaser RSUs.

(iii)	As of the Capitalization Date, an aggregate of 314,028 Purchaser Shares were subject to issuance pursuant to Purchaser DSUs.

(iv)	As of the Capitalization Date, an aggregate of 4,091,623 Purchaser Shares were subject to issuance upon exercise of the Purchaser Warrants.

(v)
The Purchaser Equity Incentive Plans (a) were adopted, authorized and approved, and (b) have been operated in material compliance with, all applicable Laws and regulations of the applicable Exchanges, including in connection with any changes made to the original exercise price of any outstanding or previously exercised Purchaser Option. Any grant of securities or changes in the terms of any prior grants, including with respect to Purchaser Options, Purchaser RSUs or Purchaser DSUs, were made in compliance with the terms of the applicable Purchaser Equity Incentive Plan.

(vi)
Other than the Purchaser Options, Purchaser RSUs, Purchaser DSUs, the Private Placement Debentures (as defined below), the Private Placement Warrants (as defined below) and the Purchaser Warrants as of the date of this Agreement, there are no outstanding (a) securities of the Purchaser convertible into or exchangeable for Purchaser Voting Debt or Purchaser Shares, (b) options, warrants or other similar agreements or commitments to acquire from the Purchaser, or obligations of the Purchaser to issue, any Purchaser Voting Debt or Purchaser Shares (or securities convertible into or exchangeable for Purchaser Shares) the Purchaser or (c) restricted shares, restricted stock units, stock appreciation rights, “phantom” stock or similar securities or rights that are based on the value or price of, any Purchaser Shares, in each case that have been issued by the Purchaser (the items in clauses (a), (b) and (c), and the portion of the sentence preceding clause (a), together with the Purchaser Shares, being referred to collectively as  “Purchaser  Equity  Securities”).  The  term  “Private Placement Debentures” means that certain Convertible Secured Debenture by  and between the Purchaser and the holders thereof (collectively, the “Private Placement Investors”), dated effective on or about October 1, 2018. The term “Private Placement Warrants” means, at any time, warrants exercisable for Purchaser Shares, issued to the Private Placement Investors pursuant to the Private Placement Debentures, which are, at such time, outstanding and unexercised.

(vii)	Other than the Purchaser Warrants, there are no outstanding Contracts requiring the Purchaser to repurchase, redeem or otherwise acquire any Purchaser Equity Securities.

(c)
Voting Debt; Purchaser Warrants. No bonds, debentures, notes or other indebtedness issued by the Purchaser (i) having the right to vote on any matters on which shareholders or equityholders of the Purchaser may vote (and no such debt instruments are convertible into, or exchangeable for, securities having such right), or (ii) the value of which is directly based upon or derived from any Purchaser Equity Securities, are issued or outstanding (collectively, “Purchaser Voting Debt”).

(d)	All dividends and distributions on securities of the Purchaser that have been declared or authorized have been paid in full.

(e)
Neither the Purchaser nor any of its subsidiaries are party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding shares in the capital of the Purchaser.

(f)
Except as disclosed in the Purchaser Public Disclosure Record, no holder of Purchaser Equity Securities has any right to compel the Purchaser to register or otherwise qualify Purchaser Shares (or any of them) for public sale or distribution.

1.3	Authority Relative to this Agreement

(a)
Each of the Purchaser and Acquireco has the requisite corporate power, authority and capacity (i) to enter into this Agreement and all other agreements and instruments to be executed by the Purchaser as contemplated by this Agreement, and (ii) subject to obtaining the requisite approvals pursuant to Section 4.7 of this Agreement, to perform its obligations hereunder and thereunder.

(b)
The execution and delivery of this Agreement and the completion by the Purchaser and Acquireco of the transactions contemplated by this Agreement have been duly authorized by the Purchaser Board and Acquireco Board and no other corporate proceedings on the part of the Purchaser (other than the approval of the Purchaser Shareholders) or Acquireco are necessary to authorize:

(i)	the execution and delivery by it of this Agreement; and

(ii)	subject to obtaining the requisite approvals pursuant to Section 4.7 of this Agreement, the performance by the Purchaser of its obligations under this Agreement.

(c)
This Agreement has been duly executed and delivered by the Purchaser and Acquireco and, assuming due execution and delivery by the Company, constitutes a legal, valid and binding obligation of the Purchaser and Acquireco enforceable against the Purchaser and Acquireco in accordance with its terms, subject to the Enforceability Limitations.

1.4	Required Filings and Consents; No Conflicts

(a)
Governmental Approvals. No authorization, licence, permit, certificate, registration, consent or approval of, or filing with, or notification to, any Governmental Authority is required to be obtained or made by or with respect to the Purchaser or Acquireco or any of their material subsidiaries in connection with the execution and delivery of this Agreement or, the performance by the Purchaser and Acquireco of their obligations hereunder, the completion by the Purchaser and Acquireco of the Merger and the other transactions contemplated hereby or the ability of the Purchaser or Acquireco to conduct its operations, other than the following (such items, the “Purchaser Key Regulatory Approvals”):

(i)	filings and other actions required under the rules and policies of the applicable Exchanges as are contemplated by this Agreement;

(ii)	filings and other actions as are contemplated by this Agreement; and

(iii)	such other Consents which if not obtained or made would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(b)
No Violation. None of the authorization, execution and delivery of this Agreement by the Purchaser or Acquireco, the completion of the transactions contemplated by this Agreement or the Merger, the performance of the Purchaser’s or Acquireco’s obligations hereunder and thereunder, or compliance by the Purchaser or Acquireco with any of the provisions hereof will:

(i)
violate, conflict with, or result (with or without notice or the passage of time) in a violation or breach of any provision of, or require, any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration of indebtedness under, or result in the creation of any Liens upon, any of its properties or assets or cause any indebtedness to come due before its stated maturity or cause any credit commitment to cease to be available or cause any payment or other obligation to be imposed on the Purchaser under any of the terms, conditions or provisions of:

(A)	its Charter Documents; or

(B)	any material Permit or Purchaser Material Contract to which it is a party or to which it, or any of its properties or assets, may be subject or by which it is bound; or

(ii)	subject to obtaining the Purchaser Key Regulatory Approvals,

(A)	result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provisions of any Laws applicable it or any of its properties or assets; or

(B)	cause the suspension or revocation of any material Permit currently in effect with respect to it.

1.5	Compliance with Laws; Permits

(a)
Compliance with Laws. The Purchaser and each of its subsidiaries are, and at all times since January 1, 2018 have been, in compliance with Laws and Orders applicable to the Purchaser or any of its subsidiaries or by which the Purchaser or any of its subsidiaries or any of their respective businesses or properties is bound, except where such failure to comply would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect. Since January 1, 2018, no Governmental Authority has issued any notice or notification to the Purchaser or any of its subsidiaries stating that the Purchaser or any of its subsidiaries is not in material compliance with any Law, except for such non-compliance as has been remedied or would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(b)
Anti-Bribery. Neither the Purchaser nor any of its subsidiaries and, to the Purchaser’s Knowledge, none of their respective directors, officers, supervisors, managers, employees, or agents, current or former, has:

(i)
violated or is in violation of any applicable anti-bribery, export control, and economic sanctions Laws, including the United States Foreign Corrupt Practices Act of 1977 and the Corruption of Foreign Public Officials Act (Canada);

(ii)
made or authorized any direct or indirect contribution, payment or gift of funds, property or anything else of value to any official, employee or agent of any Governmental Authority, authority or instrumentality in the United States or Canada, or other jurisdictions in which the Purchaser or any of its subsidiaries has assets, other than in accordance with applicable Laws;

(iii)
used any corporate funds, or made any direct or indirect unlawful payment from corporate funds, to any foreign or domestic government official or employee or any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; or

(iv)
violated or is in violation of any provision of applicable Law relating to foreign corrupt practices, including making any contribution to any candidate for public office, in either case, where either the payment or gift or the purpose of such contribution, payment or gift was or is prohibited under the foregoing.

(c)	Money Laundering Laws.

(i)	To the Knowledge of the Purchaser, the operations of the Purchaser and its subsidiaries are and have been conducted at all times in compliance with Money Laundering Laws.

(ii)
No action, claim, notice of assessment, suit or proceeding by or before any commission, court, Governmental Authority, arbitrator or non-Governmental Authority involving the Purchaser or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the Knowledge of the Purchaser, threatened.

(d)
Expropriation. No part of the property or assets of the Purchaser or any of its subsidiaries has been taken, condemned, or expropriated by any Governmental Authority nor has any written notice or proceeding in respect thereof been given or commenced nor does the Purchaser or any of its subsidiaries know of any intent or proposal to give such notice or commence any such proceedings.

(e)	Permits.

(i)
The Purchaser and its material subsidiaries hold, to the extent necessary to operate their respective businesses as currently conducted on the date of this Agreement, all material Permits, except for any Permits for which the failure to obtain or hold would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect. No suspension or cancellation of any material Permits is pending or, to the Knowledge of the Purchaser, threatened, except for any such suspension or cancellation which would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(ii)
The Purchaser and each of its subsidiaries are and, since January 1, 2017, have been, in material compliance with the terms of all material Permits. Neither the transactions contemplated by this Agreement, nor to the Purchaser’s Knowledge, any other event has occurred that, with or without notice or lapse of time or both, would or would reasonably be expected to result in the revocation, suspension, cancellation, lapse or limitation of any material Permits.

(iii)
Neither the Purchaser nor any of its subsidiaries has received any written notices or other correspondence from any Governmental Authority regarding any circumstances that have existed or currently exist that would lead to a loss, suspension, or modification of, or a refusal to issue any material Permits that would reasonably be expected to restrict, curtail, limit, or adversely affect the ability of the Purchaser or any of its subsidiaries to operate their respective businesses.

1.6	Securities Filings

(a)	Public Reporting Requirements.

(i)
Since January 1, 2018, the Purchaser has timely filed or furnished, as applicable, in all material respects, all reports, prospectuses, schedules, forms, statements or other documents (including exhibits and all other information incorporated by reference) required to be filed or furnished as part of the Purchaser Public Disclosure Record.

(ii)
Each Purchaser filing (or furnishing) with any Securities Authority or Exchange that is part of the Purchaser Public Disclosure Record (A) as of its date, complied as to form in all material respects with the applicable requirements of Securities Laws, the applicable Exchanges, as the case may be, as in effect on the date so filed, (B) did not, at the time it was filed (or, if subsequently amended or supplemented, at the time of such amendment or supplement), contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, and (C) included, in the case of those which contain annual financial statements, annual financial statements that have been audited by an independent certified public accounting firm.

(iii)	The Purchaser has not received any comments from any Securities Authority with respect to the Purchaser Public Disclosure Record that have not been resolved.

(iv)	The Purchaser is not subject to continuous disclosure or other public reporting requirements under any Securities Laws outside of the United States or Canada.

(v)
Since January 1, 2018, the Purchaser has not filed or furnished any (A) confidential material change report (which at the date of this Agreement remains confidential) or (B) other confidential filings (including redacted filings other than material contracts which required redaction), with or to any Securities Authority or any Exchange.

(b)	Reporting Issuer.

(i)	The Purchaser is a “reporting issuer” within the meaning of applicable Securities Laws in the provinces of Alberta, British Columbia, Ontario and Québec;

(ii)	The Purchaser is not on the list of reporting issuers in default under applicable Securities Laws;

(iii)	No Securities Authority has issued any order preventing or suspending trading of any securities of the Purchaser;

(iv)	The Purchaser has not taken an action to cease to be a reporting issuer in the United States or in any of the provinces Alberta, British Columbia, Ontario and Québec; and

(v)	The Purchaser has not received notification from any Securities Authority or Exchange seeking to revoke the reporting issuer status of the Purchaser.

(c)
Investment Company. The Purchaser is not, and is not required to be, registered as an “investment company” as such term is defined in the United States Investment Company Act of 1940, as amended, under such Act.

(d)
Securities Laws Non-Compliance. There are no current or, to Knowledge of the Purchaser, pending or threatened proceedings before any Governmental Authority relating to any alleged non-compliance of the Purchaser with any applicable Securities Laws.

(e)	Stock Exchanges.

(i)	Trading in the Purchaser Shares on NYSE American or TSX is not currently halted or suspended.

(ii)
No delisting, suspension of trading, cease trading or similar order or restriction with respect to any securities of the Purchaser is pending, in effect, or, to the Knowledge of the Purchaser, threatened or is expected to be implemented or undertaken.

(iii)	To the Knowledge of the Purchaser, the Purchaser is not subject to any formal or informal review, enquiry, investigation or other proceeding relating to any order or restriction.

(f)
Audit. To the Knowledge of the Purchaser, neither the Purchaser nor any of the Purchaser Public Disclosure Record is the subject of an ongoing audit, review, comment or investigation by any Securities Authority.

1.7	Financial Statements

(a)	Financial Statements.

(i)
Each of the consolidated financial statements (including, in each case, any notes thereto) of the Purchaser contained in the Purchaser Public Disclosure Record  (collectively, the “Purchaser Financial Statements”) (A) comply (or  will  comply) as to form in all material respects with the published rules and regulations of the applicable Securities Authority with respect thereto as of their respective dates; (B) were prepared (or will be prepared) in accordance with IFRS applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and, in the case of unaudited interim financial statements, as may be permitted by the applicable Securities Authority); and (C) fairly present (or will fairly present) the consolidated financial position of the Purchaser and its consolidated subsidiaries in accordance with IFRS at the respective dates thereof and the consolidated results of the Purchaser’s operations and cash flows for the periods indicated therein, subject, in the case of unaudited interim financial statements, to normal and year-end audit adjustments as permitted by IFRS, and the applicable rules and regulations of the applicable Securities Authority.

(ii)
The Purchaser does not intend to correct or restate, nor, to the Knowledge of the Purchaser is there any basis for any correction or restatement of, any aspect of any of the Purchaser Financial Statements.

(iii)
Since January 1, 2018, the financial books, records and accounts of the Purchaser and each of its subsidiaries (A) have been maintained in in all material respects in accordance with IFRS, (B) are stated in reasonable detail; (C) accurately and fairly reflect all the material transactions, acquisitions and dispositions of the Purchaser and its subsidiaries, and (D) accurately and fairly reflect in all material respects the basis of the Purchaser Financial Statements.

(iv)
Since January 1, 2018, none of the Purchaser, any of its subsidiaries or any director, officer, employee, and to the Knowledge of the Purchaser, auditor, accountant or representative of the Purchaser, has received or otherwise obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding accounting, internal accounting controls or auditing matters, including:

(A)	any complaint, allegation, assertion, or claim that the Purchaser or any of its subsidiaries has engaged in questionable accounting or auditing practices; or

(B)	any expression of concern from its employees regarding questionable accounting or auditing matters.

(v)	Since January 1, 2018, there has been no material change in the Purchaser’s accounting policies, except as described in the notes to the Purchaser’s Financial Statements.

(b)
No Undisclosed Liabilities. The Purchaser (on a consolidated basis) has no material outstanding Liabilities and is not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to such material Liabilities of any person, other (i) than those specifically identified in the Purchaser Financial Statements, or such as may have been incurred in the ordinary course of business consistent with past practice since the Purchaser Balance Sheet Date, (ii) those that are incurred in connection with the transactions contemplated by this Agreement, or (iii) Liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2017, that are not and would not, individually or in the aggregate with all other liabilities and obligations of the Purchaser and its material subsidiaries (other than those disclosed in the Purchaser Financial Statements and/or the notes thereto), reasonably be expected to have a Purchaser Material Adverse Effect.

(c)
Internal Controls. The Purchaser maintains internal control over financial  reporting. Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes policies and procedures that: (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Purchaser and its material subsidiaries; (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Purchaser and its material subsidiaries are being made only with authorizations of management and directors of the Purchaser and its material subsidiaries, as applicable; and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition or disposition of the assets of the Purchaser and its material subsidiaries that could have a material effect on its financial statements. To the knowledge of the Purchaser and other than as disclosed in the Purchaser Public Disclosure Record: (x) as at December 31, 2017, there are no material weaknesses in the design and implementation or maintenance of internal controls over financial reporting of the Purchaser that are reasonably likely to adversely affect the ability of the Purchaser to record, process, summarize and report financial information; (y) since December 31, 2017, there have been no changes in the Purchaser’s internal controls over financial reporting; and (z) there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of the Purchaser.

(d)
Disclosure Controls. The management of the Purchaser has established and maintained a system of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by the Purchaser in its annual filings, interim filings or other reports filed or submitted by it under the applicable Laws imposed by Governmental Authorities is recorded, processed, summarized and reported within the time periods specified in such Laws imposed by such Governmental Authorities. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the Purchaser in its annual filings, interim filings or other reports filed or submitted under the applicable Laws imposed by Governmental Authorities is accumulated and communicated to the Purchaser’s management, including its chief executive officers and chief financial officers (or Persons performing similar functions), as appropriate to allow timely decisions regarding required disclosure.

(e)
Derivative Transactions. Except as set forth in the Purchaser Public Disclosure Record, neither the Purchaser nor any of its subsidiaries have any material Liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions or currency options or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

1.8	Intentionally Omitted

1.9	No Material Adverse Effect

Since the Purchaser Balance Sheet Date, the business of the Purchaser and each of its subsidiaries has been conducted in the ordinary course of business, and there has not been or occurred any Purchaser Material Adverse Effect or any event, condition, change or effect that would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

1.10	Litigation

Except as disclosed in the Purchaser Public Disclosure Record, there are no Legal Actions pending or, to the Knowledge of the Purchaser, threatened against the Purchaser or any of its subsidiaries or any of their respective properties or assets (including matters arising under Environmental Laws), or, to the Knowledge of the Purchaser, against any executive officer or current director of the Purchaser or any of its subsidiaries in their capacities as such, and neither the Purchaser nor any of its subsidiaries is subject to any outstanding Order, in each case, except such Legal Actions that: (a) do not involve an amount in controversy in excess of $250,000; and (b) do not seek injunctive or other non-monetary relief that would reasonably be expected to have a Purchaser Material Adverse Effect.

1.11	Material Mineral Properties, Interest in Properties and Mineral Rights and Technical Reports

(a)
The estimated proven and probable mineral reserves and estimated indicated, measured and inferred mineral resources publicly disclosed by the Purchaser have been prepared and disclosed in all material respects in accordance with accepted mining, engineering, geoscience and other approved industry practices, and all applicable Laws. The information provided by the Purchaser to the “qualified persons” (as defined in Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects) in  connection with the preparation of such estimates was to the Knowledge of the Purchaser complete and accurate at the time such information was furnished. There has been no material reduction in the aggregate amount of estimated mineral reserves or estimated mineral resources of the Purchaser from the amounts so disclosed.

(b)	The Galena Complex and the San Rafael Mine constitute the only material mineral properties of the Purchaser or Acquireco for the purposes of NI 43-101.

(c)
All of the Purchaser’s and its material subsidiaries’ material real properties (collectively, the “Purchaser Property”) and all of the Purchaser’s and its material subsidiaries' material mineral interests and rights (including any material claims, concessions, exploration licences, exploitation licences, prospecting permits, mining leases and mining rights, in each case, either existing under contract, by operation of Law or otherwise) (collectively, the “Purchaser Mineral Rights”), are accurately set forth in the Purchaser Public Disclosure Record. Other than the Purchaser Properties and the Purchaser Mineral Rights set out in the Purchaser Public Disclosure Record, neither the Purchaser’s nor its material subsidiaries’, owns or has any interest in any material real property or any material mineral interests and rights.

(d)
Except as disclosed in the Purchaser Public Disclosure Record, the Purchaser or one of its material subsidiaries is the sole legal and beneficial owner of all right, title and interest in and to the Purchaser Property and the Purchaser Mineral Rights, free and clear of any material Liens.

(e)	All of the Purchaser Mineral Rights have been properly located and recorded in compliance with applicable Law and are comprised of valid and subsisting mineral claims.

(f)
The Purchaser Property and the Purchaser Mineral Rights are in good standing under applicable Law in all material respects and all work required to be performed and filed in respect thereof has been performed and filed, all Taxes, rentals, fees, expenditures and other payments in respect thereof have been paid or incurred and all filings in respect thereof have been made.

(g)	The Purchaser or one of its material subsidiaries has the exclusive right to deal with the Purchaser Property and all of the Purchaser Mineral Rights.

(h)
Except as disclosed in the Purchaser Public Disclosure Record, no Person other than the Purchaser and its material subsidiaries has any interest in the Purchaser Property or any of the Purchaser Mineral Rights or the production or profits therefrom or any royalty in respect thereof or any right to acquire any such interest.

(i)
The Purchaser Technical Reports complied in all material respects with the requirements of NI 43-101 at the time of filing thereof and to the Knowledge of the Purchaser reasonably presented the quantity of mineral resources and mineral reserves attributable to the properties evaluated therein as at the date stated therein based upon information available at the time the report was prepared.

(j)
The Purchaser made available to the authors of the Purchaser Technical Reports, prior to the issuance thereof, for the purpose of preparing such report, substantially all information requested by them, and none of such information contained any material misrepresentation at the time such information was so provided.

(k)	All of the material assumptions underlying the mineral resource and mineral reserve estimates in the Purchaser Public Disclosure Record are reasonable and appropriate.

(l)	The estimates of mineral resources and mineral reserves as described in the Purchaser Public Disclosure Record comply in all material respects with NI 43-101.

(m)
The information set forth in the Purchaser Public Disclosure Record relating to mineral resources and mineral reserves required to be disclosed therein pursuant to NI 43-101 has been prepared by the Purchaser and its consultants in accordance with methods generally applied in the mining industry and conforms to the requirements of NI 43-101 and, in all material respects, to applicable Securities Laws.

(n)	The Purchaser is in compliance in all material respects with the provisions of NI 43-101 and has filed all technical reports required thereby.

1.12	Purchaser Board Approval.

(a)	The Purchaser Board, at a meeting duly called and held, has unanimously approved the:

(i)	execution, delivery and performance of this Agreement; and

(ii)	transactions contemplated by this Agreement; and

(b)	No action has been taken to amend or supersede such determinations, resolutions or authorizations of the Purchaser Board.

1.13	Purchaser Shares.

The Common Stock Consideration and the Preferred Stock Consideration will, when issued pursuant to the Merger, be in each case (a) fully authorized, and (b) duly and validly issued as fully paid and non-assessable common shares or preferred shares, as applicable, in the capital of the Purchaser.

1.14	Intentionally omitted

1.15	Fairness Opinions

The Purchaser Board has received the Purchaser Board Fairness Opinion.

1.16	Omitted.

1.17	Arrangements with Securityholders

Except as set forth in the Purchaser Public Disclosure Record, other than this Agreement, the Company Support Agreements and Company Significant Shareholder Support Agreements, the Purchaser does not have any material agreement, arrangement or understanding (whether written or oral) with any:

(a)	shareholder of the Company;

(b)	interested party of the Company; or

(c)
any joint actor with any such persons, (and for this purpose, the terms “interested party” and “joint actor” shall each have the meaning ascribed to such terms in MI 61-101), in respect of the Purchaser or any of its securities, businesses or operations.

1.18	Intentionally Omitted.

SCHEDULE G
RETENTION AGREEMENTS

G-1

Schedule G
RETENTION AGREEMENTS

(a)	Stephen D. Alfers

(b)	Eric Alexander

(c)	Mindyjo Germann

(d)	Timothy Janke

(e)	Timothy Arnold

(f)	Doug Prihar

(g)	Jarod Eastman

(h)	Nick Ricci